MANAGEMENT REPORT
(INCORPORATES THE 2024 REGULAR FISCAL YEAR-END REPORT)
BANCOLOMBIA S.A.
CARRERA 48 No. 26-85, MEDELLÍN, COLOMBIA
*Information on the issuer's outstanding securities can be found in section Our Shareholders
The legal representative of the issuer certifies that the information below includes all material aspects of the company.

3. Investment Banking and Brokerage	326
GRI Standard, Alignment with the SDGs, and the United Nations Global Compact	349
Table of Contents – Sustainable Bonds	414
Table of Contents – Sustainability-Linked Loan Indicators	416

2024 REPORT DEVELOPMENT

In this report, we cover the key topics of our management in 2024. We report on the main achievements aligned with the strategy and the goals to be met.
In the final segment, we present the GRI (Global Reporting Initiative) content index, the economic, environmental, and social indicators that contribute to the compilation of a sustainability report. We also present the SASB (Sustainability Accounting Standards Board) indicator index. Additionally, we have a chapter that complies with Notice 031 of the Financial Superintendency of Colombia, through which we disclose our TCFD (Taskforce on Climate-Related Financial Disclosures) and SASB reports.
This document has been prepared in accordance with the GRI Standards Core option. We will continue to use this methodology to deliver a management report increasingly tailored to different stakeholders. This report was verified by a third party who reviewed its content adaptation to the Global Reporting Initiative's Sustainability Reporting Standard (GRI Standard).
Likewise, we demonstrate our commitment to sustainability by showcasing our efforts in voluntarily managing the 10 Global Compact Principles, our contribution to the fulfillment of the Sustainable Development Goals (SDGs), the commitments of the Paris Agreement, and participation in frameworks such as the Dow Jones Sustainability Index (DJSI), Equator Principles, United Nations Environmental Program – Financial Initiative (UNEP FI), Carbon Disclosure Project (CDP), Principles for Responsible Investment (PRI), Principles for Responsible Banking (PRB), Partnership for Carbon Accounting Financials (PCAF), Net Zero Banking Alliance (NZBA), Task Force on Climate-Related Financial Disclosure (TCFD), the Global Investors for Sustainable Development (GISD) Alliance, and the Glasgow Financial Alliance for NetZero (GFANZ), among others.

OUR PURPOSE
We promote sustainable development to achieve the well-being of all

3

Action Fronts

We have chosen three pillars in which we believe we can drive this purpose and measure our results, **aligned with the UN Sustainable Development Goals.**

Grupo **Bancolombia**

Promoting financial inclusion
1
No
4
Quality Education
5
Gender Equalit
SDG
Strengthening the production network
8
Decent Work and Economic
9
Industry, Innovation, and Infrastructure
6
Clean Water and
11
Sustainable Cities
13
Climate Action
Building sustainable cities and communities

I.ABOUT BANCOLOMBIA GROUP

About us

Bancolombia Group celebrates 150 years of operation, marking a perfect occasion to reaffirm our commitment to promoting sustainable development to achieve the well-being of ALL.
For more than a century and a half we have been witnesses and protagonists of the growth of the countries in which we operate, understanding that our success is determined by the positive impact we generate on the economy, society and the environment.
We are more than 34,000 employees in Colombia, Panama, Guatemala, El Salvador, among other countries, who work under a culture of ethics and integrity towards all our stakeholders.
Our experience, financial strength and knowledge allow us to accompany countries to strengthen the production network, build sustainable cities and communities, and promote financial inclusion.
This is possible thanks to a wide range of financial and non-financial solutions and the largest physical and digital network in the countries where we operate, serving more than 33 million people and companies that trust us. We strive to make interactions easy, timely, reliable and close, always aiming for financial well-being.
In 15 decades, we have developed capabilities on different fronts of financial activity. Banking (accounts, deposits, transactional services, consumer, commercial, and mortgage loans, microloans, and our platforms A la Mano and Nequi), leasing, renting, brokerage, trust services, investment banking, and capital market solutions are some of the offerings designed to meet the needs of households, businesses, and governments.
We are known in the market with brands such as Bancolombia, Plink, Wompi, Nequi, Sufi, Renting, among others, in Colombia, Banistmo in Panama, BAM in Guatemala, and Banco Agrícola in El Salvador.
We evolve at the pace of people and businesses. That’s why we expand our capabilities alongside partners, fintechs, and other industries, aiming to become a platform that provides comprehensive solutions. Our goal is also to integrate our products and services into third-party platforms.
We are also celebrating 30 years of listing our shares on the New York Stock Exchange (NYSE), which, together with our continued presence in the Colombian Stock Exchange, has ensured us permanent access to the local and international capital markets, as well as a continuous improvement in our corporate governance.
For several years, we have been the company with the best reputation in the country, the one with the best corporate governance, the one with the best ESG responsibility and the one with the best capacity to attract and retain talent, according to the Merco monitor.
Our commitment goes beyond the countries where we operate. We engage beyond our borders, as we are aligned with the United Nations Sustainable Development Goals and work with global actors to find solutions to the environmental and social challenges facing the world.
These 150 years of history allow us to look to the future with optimism. We believe that our growth should translate into both profitability and dynamism for the economy and a better quality of life for people. Our vision is long term, because we seek to continue contributing to the construction of our countries for the well-being of ALL.

Strategy

Under our purpose of promoting sustainable development for the well-being of all, at Bancolombia Group we transform ourselves every day to face the economic, environmental and social challenges we face, and to accompany more than 30 million customers in their daily lives.
From this purpose we derive the strategic priorities and vision of success that allow us to ensure our sustainability as an organization and our positive impact on the well-being of society.
Our strategic objectives are based on the following premises:
Maintaining financial stability through responsible growth
We are adequately managing risk, taking care of soundness, while expecting moderate growth in the economy and a good performance in the quality of our portfolio. We support our growth with pre-approvals, instant answers and personalized offers from our portfolio of products and services according to our customers' needs. We take care of our level of efficiency, proactively managing the organization's expenses and focusing on being more productive.
Achieving the well-being of all
We offer services that generate well-being and development in the communities where we operate, to be the ally that allows them to take advantage of opportunities and better manage their resources on a daily basis. We strengthen the competitiveness of companies, promote financial inclusion to integrate more people and companies into economic development, and offer solutions that contribute to building more sustainable cities and communities, while contributing to a cleaner planet.
Achieving customer loyalty and preference
We are a customer-focused organization. We stand out by providing reliable, approachable, timely, and user-friendly experiences for our customers. We want to earn their loyalty by being their top choice for recommendations. To achieve this, we are working to offer them a better service, with greater speed and reduced friction, with more and more digital solutions to make their processes faster and simpler.
Building culture and talent to foster competitiveness
Our team of more than 34,000 employees works under a culture based on ethics, integrity, customer focus and sustainable growth, seeking to achieve extraordinary performance. Talent is one of our competitive advantages, which is why we prioritize its well-being and development. We foster a culture of inclusivity, closeness, and empathy, ensuring our team embraces the behaviors that define our organization and connect with our customers’ realities. In addition, we develop leadership with programs that enable employees to acquire leadership skills and assume greater responsibility. This strengthens our organization, ensuring that we have leaders prepared to take on the challenges.
Ensuring operational excellence
In our constant quest to improve and adapt to the needs of the environment, we have incorporated the objective of achieving operational excellence. This objective focuses on the automation of processes and services, which will allow us to be more efficient and reduce human errors. In addition, we have focused on ensuring the availability of key channels, so that our customers can access our services. We also work to minimize the impact on customers affected by mass events, implementing proactive and reactive measures to maintain service continuity and customer satisfaction.

Our Shareholders

	Common	Preferred	Total
Suramericana de Inversiones and Subsidiaries	46.2%	0.0%	24.5%
ADR program	0.0%	27.0%	12.7%
Colombian Pension Funds*	22.0%	23.4%	22.7%
Other International Shareholders	17.9%	25.0%	21.2%
Other Local Shareholders	13.9%	24.6%	18.9%
*Private Funding

Asset Type	Common Shares	Preferred Shares
Trading System	Stock Exchange	Stock Exchange
Stock Exchange	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Outstanding Shares (12/31/2024)	509,704,584	452,122,416

Number of Shareholders	17,822	28,888
Amount Issued	509,704,584	452,122,416
Amount Placed	509,704,584	452,122,416
Bancolombia has a Level III ADR listed on the New York Stock Exchange. Each ADR is equivalent to four preferred shares.

Type of Shares	Number of Outstanding Shares	Number of Shareholders owning the Exclusive Types of Shares	Percentage of Participation in Share Capital for Each Type of Share
Common	509,704,584	14,634	52.99%
Preferred	452,122,416	25,700	47.01%
Total	961,827,000	43,522*	100%
*3,188 shareholders have common and preferred shares.
Board of Directors

Arturo Condo Tamayo

Juan David Escobar Franco

Sylvia Escovar Gómez

Ricardo Jaramillo Mejía

Andrés Felipe Mejía Cardona

Luis Fernando Restrepo Echavarría

Silvina Vatnick

Steering Committ

Acknowledgments
Corporate
-Bancolombia completed a decade as the company with the best reputation in the country, according to Merco Empresas.
-TIME magazine and Statista highlighted Bancolombia as one of the 1,000 best companies in the world, with a consolidated score of 84.18 out of 100.
-In the Dow Jones Sustainability Index, Bancolombia consolidated its position as the most sustainable bank in the Americas and the tenth most sustainable in the world.
-Bancolombia was the only Colombian company in TIME and Statista's ranking of companies with the highest sustainable growth, where it ranked 33rd out of 500 organizations.
-Bancolombia was, for the fifth consecutive year, the company with the highest environmental, social and corporate governance responsibility in the country, according to Merco ESG.

-Bancolombia is a success story in circular finance for the Ellen MacArthur Foundation.
-Bancolombia is the best company to work for in the financial sector, and has the best human resources team in the country, according to Merco Talento.
-Banistmo was recognized as the Bank of the Year 2024 in Panama by The Banker.
-For its work with startups, Bancolombia received the Startup Friendly corporate recognition from Andi.
-Best private bank and best digital bank for individuals and businesses in Colombia, according to Global Finance.
-Best investment banking in Colombia, according to LatinFinance.
-Banistmo received the 2024 Central America Infrastructure Financing of the Year award from LatinFinance for financing the Fourth Bridge over the Panama Canal.
-Bancolombia was recognized by Euromoney for its digital solutions, diversity, equity and inclusion, ESG, investment banking and SME banking.
-The Latin American Stock Exchange Latinex awarded Banistmo three recognitions for its ESG management.
-For its efforts to contribute to closing gender gaps, Camacol awarded the company the Construimos a la Par prize.
-Bancolombia ranked fifth in the Inclusive Companies in Latin America – Chamber of Diversity ranking.
-“De Colombia pa'l mundo", a documentary created and developed by Bancolombia, which portrays a journey through the different regions of the country to rediscover the agriculture and identity of Colombian cuisine, received the award for Best Branded Audiovisual Content at the India Catalina Awards.
Leadership
-Juan Carlos Mora is the second business leader with the best reputation, according to Merco Líderes.
-She is and the Fundación Juanfe recognized the president of Bancolombia as a business leader and a male ally of gender equality.

Stakeholders Relations
We implement communication and engagement strategies with our different stakeholders to identify how we are generating shared value through the most relevant economic, social, and environmental actions. At the time of writing this report, we had the 2023 materiality assessment. However, in December 2024 we started an update of our materiality by consulting new stakeholder groups. To learn more, click here.

II.MAINTAINING FINANCIAL STRENGTH
Economic context
Main Trends in the Region (LAC)
In 2024, Latin America experienced moderate growth, shaped by challenges stemming from the economic slowdown of some of its main trading partners, persistently tight financial conditions due to a delayed easing cycle in advanced economies, and a rebound in inflation in several countries.

According to the International Monetary Fund (IMF), the region grew by 2.1% in 2024, following a 2.2% expansion in 2023. This performance reflected moderate growth in various sectors, with a behavior similar to that of the global economy, where growth was driven by the tertiary sector, while industrial production lagged behind.
Globally, the monetary easing process began in advanced economies in 2024, boosting global liquidity, except in Japan. The U.S. Federal Reserve (FED) cut its interest rate by 50 basis points (bps) in September, followed by two 25 bps cuts in November and December. The European Central Bank cut its rate four times, bringing it from 4.0% to 3.0%. The Bank of England cut its rate by 50 bps, while Japan raised its rates in March and held them steady at 0.25% since July.
The increase in global liquidity led to a rise in capital flows. However, due to the strengthening of the dollar and the uncertainty caused by geopolitical conflicts and the U.S. electoral process, capital flows shifted toward assets considered risk-free. This caused emerging markets to experience a net outflow of capital, as more positions were liquidated than received.
At the same time, rate cuts in advanced economies allowed for the continued normalization of monetary policy in the region, aiming to stimulate growth while maintaining a cautious stance toward local risks and the volatility of international financial markets. However, currency depreciation, among other factors, limited the magnitude of the cuts and, in cases such as Brazil, led the Issuer to raise its interest rates in the latter part of the year.
Otherwise, the political agenda in the region included presidential elections in Mexico, El Salvador, Venezuela, Panama, Dominican Republic, Uruguay and Puerto Rico. In particular, no political changes were observed in Venezuela, El Salvador, Puerto Rico, or the Dominican Republic, while in Mexico, Uruguay, and Panama, the election results predict some changes for the next government term. In Mexico, Claudia Sheinbaum's victory made her the first woman to hold the position. Her proposals suggest a strong focus on social policies, expanded education, poverty eradication, reducing inequality, and new measures to promote the energy transition. In Uruguay, Yamandú Orsi's victory marked the return of the left-wing to power, driven by a predominantly progressive agenda. In Panama, legislative fragmentation and the need for political agreements suggest a shift towards a model of greater negotiation, breaking with a tradition of clear majorities in Congress.
Finally, the main challenge for the Latin American region remains fiscal policy. As a consequence of the pandemic, Latin American economies experienced an increase in public debt, which has been difficult to manage due to the higher cost of financing. This has made it clear that the sustainability of public finances is a factor of vulnerability for the region.
Performance of the main Latin American economies
Among the region's major economies, Mexico experienced a sharp slowdown, from 3.2% growth in 2023 to 1.4% in 2024. Meanwhile, Chile and Peru moved toward a path of recovery after Chile’s consumption was affected in 2023 by the depletion of pandemic-related aid, while various supply shocks impacted production in Peru. The Chilean economy expanded by 2.5% in 2024, while Peru's GDP grew by 3.0%.

In Colombia, a moderate recovery took hold following a 0.6% expansion in 2023, with an estimated growth of 1.8% in 2024. The local regulatory environment remains uncertain for investment decisions, but the economy is being driven by the reduction in the monetary policy interest rate. In contrast, fiscal stimulus in Brazil led to a consistent upward revision of growth expectations, despite adverse weather conditions. As a result, the economy grew at a similar pace to 2023 (3.0%).
Colombia
Recent economic history has been marked by a gradual process of convergence towards lower inflation and higher growth rates. The Colombian economy reached the lowest growth of the post-Pandemic era during 2023 (0.6%), and from there accelerated to levels closer to 1.8% during 2024. Likewise, inflation went from 9.3% at the end of 2023 to 5.2% at the end of last year. This enabled the Colombian Central Bank to continue lowering the repo rate, bringing it down to 9.50%.
In terms of GDP growth, the economy showed tremendous signs of resilience, with the agricultural, entertainment and recreation and public administration sectors showing pronounced progress. In the first case, despite the occurrence of the El Niño climate phenomenon in the first part of the year, the good performance of harvests, together with favorable international coffee prices, resulted in double-digit GDP growth for agricultural activities. In parallel, the boost in household consumption, which coincided with higher remittances, a resilient labor market and lower interest rates, led the growth of some service activities.
The public sector played a key role in 2024 due to the sharp increase in real government spending. This was reflected in the rapid expansion of the public administration sector, which saw higher GDP growth in the first half of the year compared to the private sector. However, in the second half of the year, this trend reversed due to reduced fiscal space, which forced the National Government to curb government spending in order to uphold its commitment to the Fiscal Rule. Negative tax collection dynamics led the government to make budget cuts during the second half of last year.
Meanwhile, inflation consolidated its convergence process towards levels increasingly consistent with Colombian Central Bank's objectives. All components of the consumer basket slowed down in 2024, resulting in the lowest inflation since late 2021. Food and goods drove the decline, while the services and regulated categories slowed at a more moderate pace due to indexation and lingering inflation in fuel, electricity, and tolls. The risks associated with the convergence of inflation led the Issuer's Board of Directors to adopt a cautious approach to the rate-cutting cycle, resulting in a 350-basis-point reduction in the repo rate, bringing it to its lowest level since August 2022.
Finally, in external terms, the current account reached its lowest external deficit in fifteen years, at -1.7% of GDP. This was possible due to an increase in current transfers and lower factor income outflows, which compensated for the increase in the trade imbalance. Despite reduced external account vulnerabilities, the exchange rate depreciated in the second half of the year due to a stronger U.S. dollar globally and an increase in Colombia’s sovereign risk premium.
El Salvador
The first half of 2024 was marked by a slowdown in growth, as the completion of major infrastructure projects led to a drop in investment and a less dynamic public sector, whose fiscal consolidation efforts accelerated the negotiations of the agreement with the IMF. Additionally, starting in the second quarter, the normalization of remittance growth was reflected in a slowdown in private consumption. Despite the boom in the tourism sector due to the increased perception of security, El Salvador's GDP showed modest growth during the year (3.4% in 1Q24, 1.5% in 2Q24 and 1.6% in 3Q24).
During the first four months of the year, inflation was close to 1% due to lower price increases in food, restaurants and hotels, and lower prices for transportation, recreation and household goods. However, by mid-2024, supply-side inflationary pressures—such as the El Niño climate phenomenon and heavy rainfall in several regions—drove price growth up to 1.8% annually in July. The measures taken by the government to contain food inflation, together with the decrease in fuel prices, resulted in an inflation rate of 0.3% at the end of the year, after two consecutive months of deflation.
In the fiscal environment, 2024 was characterized by mixed signals. First, the multiple debt bond repurchase processes by the government sent a message of responsibility and commitment to the sustainability of public finances in view of the negotiations for an agreement with the IMF (reached in December). In addition, the approved 2025 state budget is the first fully funded budget in several decades. However, the elimination of tariffs on imported food and taxes on foreign investment and remittances put extra pressure on the fiscal balance.
Finally, as for the external sector, the boom in tourism (which increased by 14.7% in 2024 compared to 2023) and its boost to service exports, allowed the current account to be in surplus during the second quarter of the year. However, the fall in the services surplus during the third quarter brought the current account back into deficit territory (-0.9% of GDP in that period).
Guatemala
During 2024, economic activity in Guatemala stood out for its good dynamics, driven by the robustness of consumption and investment, growing 3.1%, 3.7% and 3.5% annually in the first three quarters of the year. The performance of consumption is explained by increases in labor income and remittance inflows (which represent close to 20% of GDP), as well as by the dynamism of the credit portfolio. Meanwhile, investment growth was concentrated in machinery and equipment. Thus, we estimate that the economy closed 2024 with a growth rate of 3.5%, in line with the strong performance of the vast majority of activities.
Regarding prices, the disinflationary process observed since November 2023 was temporarily interrupted in mid-2024 due to rising food prices, which offset declines in the housing, fuel, and utilities segments. As a result, annual inflation stood at 3.8% in July. In the second half of the year, inflation resumed its decline once food pressures were overcome, closing 2024 at 1.7%, well below the Banco de Guatemala's tolerance range (4.0% +/- 1pp).
Regarding monetary policy, the Banco de Guatemala implemented two 25-bps cuts to its benchmark interest rate, one in September and another in November, bringing it down from 5.00%—which had been in place for 17 months—to 4.50%. The Monetary Board indicated in the communications that its members took into consideration the recent low inflation records, growth data in line with its projections and the coordination of its monetary policy with that of the FED.

Regarding the fiscal environment, Guatemala has been characterized by low levels of indebtedness and fiscal deficits. Despite the budget expansion that took effect in September, the Government has restrained public spending by eliminating exceptional expenses and slowing the pace of execution. Thus, throughout 2024 the fiscal deficit remained consistently below 1% of GDP and ended the year close to 1.2% of GDP.
Finally, the current account balance benefited from the strength of remittance inflows due to the robust U.S. labor market. This contained the deficit in other areas, especially the widening of the trade deficit in goods. Thus, the current account surplus stood at 1.9%, 4.6% and 3.2% of GDP in the first three quarters of the year.
Panama
The Panamanian economy experienced a sharp slowdown in 2024, compared to its 7.4% growth in 2023. The factors that had the greatest impact were: (1) the impact of the closure of the Cobre Panamá mine, which was estimated to contribute around 5% to GDP; (2) the decline in vessel traffic through the Panama Canal due to the effects of El Niño; and (3) the decrease in housing demand, which affected the construction sector. However, the good performance of sectors such as tourism, commerce and finance contributed to better results than anticipated, such that in the first three quarters of the year, the Panamanian economy grew 1.8%, 2.5% and 2.0% annually. Given this, we estimate that growth in 2024 was 2.5%.
The rapid disinflationary process was driven by falling food and fuel prices, as was the case in the other Central American countries. For this reason, in September, Panama entered deflation territory, mainly due to price controls on basic food basket items and fuel. This trend persisted until the end of the year, with 2024 likely closing at around 0.2%, despite a slight annual increase in food prices.
In the external environment, the elimination of copper production hit Panamanian exports particularly hard, widening the deficit in the balance of trade in goods. Despite a 73.3% annual drop in exports during the first 11 months of 2024, the gradual restructuring of the goods export basket and the strong performance of tourism, which boosted the services balance, allowed the current account to remain in surplus during the first three quarters of the year.
Finally, the fiscal outlook remains one of the challenges. Greater spending pressures, driven by high debt interest payments, increased country risk perception (reflected in the loss of investment grade by Fitch Ratings and the credit rating downgrade by S&P), and lower government revenues, have significantly eroded the country's public finances. Thus, we estimate that the fiscal deficit widened to 4.5% of GDP during 2024.
2025 Economic Outlook
By 2025, we anticipate a gradual desynchronization of economic growth and monetary policy across countries. In the midst of this scenario, the risks associated with geopolitical conflicts, the arrival of Donald Trump to the U.S. presidency and a more cautious FED in its monetary easing process will continue to mark the feeling of uncertainty and volatility in global financial markets.
We anticipate modest growth for the global economy, a continuation of gradual cuts in monetary policy interest rates, a convergence of inflation toward the central banks' target and increased investor appetite for safe-haven assets. Likewise, the unpredictable application of protectionist economic measures by the new Trump administration will lead emerging countries to face a hostile international scenario, which could exacerbate near-shoring trends and migrant employment.
Colombia
By 2025, we anticipate higher economic growth of 2.6%. At the same time, we expect inflation to continue its convergence process towards lower levels, with a year-end forecast of 4.0%. Meanwhile, since there are some upside risks to inflation—driven by the increase in the minimum wage, depreciation, the rise in the risk premium, and lingering inflation in certain regulated goods and services—Colombian Central Bank is expected to continue its rate-cutting process at a slower pace, bringing the monetary policy rate to 6.50% by year-end.
In terms of economic growth, acceleration to 2.6% would be possible due to a gradual recovery of the construction and manufacturing areas, an outstanding performance of the agricultural macro-sector and a gradual recovery of key service activities, such as commerce, transportation, accommodation and food. All of this would be driven by lower interest rates, lower inflation and a relatively resilient labor market. Additionally, we expect fixed investment to play a more significant role in growth, consistent with further advances in private consumption, which will continue to accelerate, supported by strong remittance flows and a resilient labor market.
Second, we expect the disinflation process to continue, but at a slower pace and with upside risks. We estimate that annual inflation will end 2025 at 4.0%, within Colombian Central Bank's tolerance range. Despite this, we highlight the presence of upside risks, such as the sharp increase in the minimum wage above inflation, the recent devaluation of the Colombian peso and its effect on the prices of imported goods, as well as the increase in the costs of inputs, raw materials and international transportation due to geopolitical tensions and the adjustment in the price of ACPM (Diesel oil).
As a result, the monetary policy interest rate will continue its downward trend, amid the caution demanded by inflationary persistence and international financial conditions. The moderation in the pace of cuts revealed by Colombian Central Bank in its December 2024 decision leads us to believe that in 2025 a marked bias towards caution will prevail in the process of interest rate cuts.
El Salvador
We expect the slowdown to continue, driven by lower government spending, lower private consumption due to the normalization of emittance inflows, lower external demand due to the expected slowdown in the U.S. economy (El Salvador's main trading partner) and the consequences for agriculture, transportation and infrastructure that could result from the La Niña climate phenomenon. Thus, we expect 2025 growth to be 2.4%.
As for inflation, we expect it to return to a level of 1.8% in 2025. This would be possible due to the lower pressures derived from the consolidation process of public finances and the country's dollarization. However, we recognize that the Trump administration's shift in energy transition priorities could put pressure on fuel prices, while a protectionist trade policy would put pressures on other goods and services.
Likewise, reaching a technical agreement with the IMF for USD 1,400 million in December would allow the Government to increase its credibility, as long as it meets the fiscal adjustment targets and strengthens its international reserves holdings. This would allow a recovery of El Salvador's integration with international capital markets, which would strengthen its integration with the region and attract investment to the country.
Guatemala
We anticipate that strong macroeconomic fundamentals will allow Guatemala to maintain 3.5% growth in 2025. However, there are risks that put downward pressure on this projection, such as the expected slowdown in the U.S. economy or the anti-immigration and protectionist policy that could be adopted by the Trump administration, factors that would reduce the flow of remittances, consumption and exports.
At the same time, we expect inflation to converge towards the Banco de Guatemala's tolerance range (4.0% +/- 1pp), reaching 3.8% in 2025, due to the volatility in oil prices and the effect that adverse weather events may have on food prices. In this context, the Monetary Board will continue with monetary easing, bringing its interest rate to 3.25% at the end of the year.
The main risk is in the fiscal environment. We expect the government to continue its efforts to improve fiscal transparency and combat corruption under an environment of strong political opposition. However, we anticipate that spending pressures will continue to be relevant due to the priority given by the government to social spending within its budget.
Panama
We expect the economic dynamics to flourish again, supported by the recovery of the logistics and transportation sector, and by investment driven by new public infrastructure works. It is worth noting that, despite the downgrade in its credit rating, Panama continues to be an attractive destination for foreign investment thanks to its location and its consolidation as a strategic logistics center in the region. Thus, we project growth to accelerate to 3.5% in 2025. Favorable economic activity would also boost prices, despite downward pressures from the Federal Reserve's tighter monetary policy. As a result, the year ended with inflation close to 1.5%.
As for the external sector, new public works would increase imports of intermediate goods for construction, while the improved dynamics of domestic demand would boost imports of consumer goods. As a result, we expect the current account deficit to widen to 3.8% of GDP.
Finally, the economic recovery in 2025, along with the government's efforts to improve the fiscal situation—reflected in the approval of a budget lower than that of 2024—would help increase fiscal revenues throughout the year and, consequently, reduce the deficit to 3.5% of GDP.

GDP Growth in Latin America (Annual Variation %)
Country	2022	2023	2024	2025
Latin America*	3.9%	2.2%	1.8%	2.2%
Peru*	2.8%	-0.4%	2.9%	2.8%
Mexico*	3.7%	3.3%	1.5%	1.3%
Chile*	2.1%	0.2%	2.3%	2.2%

Brazil*	3.0%	2.9%	3.0%	2.0%
Colombia	7.3%	0.6%	1.8%	2.6%
Panama	10.8%	7.4%	2.5%	3.5%
Costa Rica*	4.6%	5.1%	3.9%	3.5%
Guatemala	4.2%	3.5%	3.5%	3.5%
Honduras*	4.1%	3.6%	3.4%	3.2%
Nicaragua*	3.8%	4.6%	3.5%	3.0%
El Salvador	2.8%	3.5%	2.6%	2.4%
Source: Bancolombia Group, FocusEconomics.
*Focus Economics forecasts.

Trends, events or uncertainties that have the capacity to materially impact the issuer's operations, financial position or changes in its financial position; as well as the assumptions used to prepare these analyses

2024 was characterized by a macroeconomic context in which the decrease in inflation allowed for a sustained decrease in interest rates. This resulted in a lower cost of credit, due to less pressure on customers' ability to pay.
Similarly, the unemployment rate during the year showed a moderate recovery trajectory, reflecting a gradual improvement in Colombia's economic activity.
During this same period, the Colombian economy showed progress in its recovery during the year, with GDP growth higher than the previous year, which was driven mainly by the services and agricultural sectors. Finally, the Colombian peso depreciated throughout the year as a result of geopolitical conflicts, U.S. elections and a moderate global economic growth.
For 2025, economic growth is expected to surpass that of the previous year, accompanied by gradual interest rate cuts throughout the year and steady progress toward the inflation target. However, certain events such as a greater fiscal deterioration may impact risk perception, generate pressure on the Representative Market Rate (TRM, by its Spanish acronym) and cause a possible increase in inflation, which could also be affected by the increase in the minimum wage, which was higher than expected by the market.
These events may materially influence the moderate inflation expected by the Colombian Central Bank for 2025, which, if it materializes, could translate into an increase in the cost of credit, due to the impact on the payment capacity of our customers, as well as an increase in operating expenses, generating greater pressures on the Bancolombia Group's income. Moreover, the fall in interest rates could generate negative effects on the net interest margin, due to the bank's greater sensitivity on the asset side.
Bancolombia Group Consolidated Results

BANCOLOMBIA GROUP
CONSOLIDATED FINANCIAL RESULTS

RESULTS AND BALANCE
(Amounts in millions of Colombian pesos, as of year-end)	December			2023 vs 2022
	2024	2023	2022	Var $	Var %
Operational Income	46,379,617	48,316,872	35,456,762	-1,937,255	-4.01%
Net Operational Result	8,757,917	8,147,526	9,744,786	610,391	7.49%
Net Profit (Attributable to Shareholders)	6,267,744	6,116,936	6,783,490	150,808	2.47%
Total Assets	372,215,382	342,928,809	352,814,733	29,286,573	8.54%
Credit Portfolio and Financial Leasing, Net	263,274,170	237,728,544	254,444,099	25,545,626	10.75%
Investments, Net	40,499,254	28,671,798	30,855,773	11,827,456	41.25%
Total Liabilities	327,631,107	303,879,080	312,817,182	23,752,027	7.82%
Deposits (Current Accounts, Savings Accounts, and Term Deposits)	279,059,401	247,941,180	250,992,323	31,118,221	12.55%
Equity	44,584,275	39,049,729	39,997,551	5,534,546	14.17%

EFFICIENCY AND PROFITABILITY
	December
	2024	2023	2022
Net interest margin	6.85%	6.99%	6.80%
Financial efficiency	48.96%	45.33%	44.58%
Operational efficiency	3.90%	3.77%	3.45%
Average return on total assets	1.79%	1.78%	2.15%
Average return on equity	15.77%	16.14%	19.80%
Portfolio quality (Past-due portfolio / Gross portfolio)	4.78%	5.01%	3.24%
Total past due portfolio coverage (Provisions / Past-due portfolio)	112.39%	120.04%	168.73%
Basic solvency	11.89%	11.42%	10.37%
Total solvency	13.75%	13.40%	12.79%

Framework of accounting accounts according to the board of directors’ report and press release.

During 2024 the Colombian peso depreciated against the dollar, with a devaluation of COP 587.10 (15.36%) in the Representative Market Rate, which went from COP 3,822.05 at the end of 2023 to COP 4,409.15 at the end of 2024. This factor influenced the annual variations in the organization's consolidated Statement of Financial Position, given our operation in Central America and the exposure of some local book balances that are denominated in foreign currency (USD).
Our total assets at the end of 2024 stood at COP 372.22 trillion, reflecting an increase of COP 29.29 trillion (8.54%) compared to the previous year. This growth was driven by a COP 25.55 trillion (10.75%) increase in net loans and a COP 11.83 trillion (41.25%) rise in net investments. This expansion was supported by the continued growth of customer deposits and the use of liquid assets, which led to a COP 8.09 trillion (10.57%) decline in other assets.
The gross loan portfolio grew by COP 25.50 trillion (10.04%), with the commercial loan portfolio increasing by COP 18.57 trillion (11.47%), driven mainly by the corporate segment in Colombia. The mortgage portfolio recorded a growth of COP 5.49 trillion (15.15%), reflecting improved sector dynamics compared to the previous year, supported by the “Housing for All” strategy in Colombia. Likewise, the consumer loan portfolio increased by COP 1.23 trillion (2.26%), where the currency devaluation helped offset the lower disbursements in this segment throughout the year.
Loan and financial leasing provisions decreased by COP 43,365 million, ending the year at COP 16.18 trillion, primarily due to lower provisions for individuals. Meanwhile, the loan coverage for accounts past-due over 30 days closed at 159.48%, reflecting our strength in facing potential future impairments.
Other assets contracted during the year, mainly due to movements in cash and cash equivalents, which decreased by COP 6.96 trillion. Likewise, trading derivatives declined by COP 3.31 trillion, partially offset by a COP 1.20 trillion increase in goodwill, driven by exchange rate fluctuations.
We ended 2024 with total liabilities for the Group amounting to COP 327.63 trillion, reflecting an annual increase of COP 23.75 trillion (7.82%). Customer deposits grew by COP 31.12 trillion (12.55%), closing the year at COP 279.06 trillion, driven by our customers' preference for our deposit portfolio. The savings account showed the largest increase, rising by COP 15.67 trillion, followed by term deposits with an increase of COP 11.07 trillion, while the checking account grew by COP 3.04 trillion.
Debt securities issued ended 2024 with a balance of COP 11.28 trillion, decreasing by COP 3.39 trillion (23.11%), in line with maturities during the year and the restructuring of the funding structure, in accordance with the Bancolombia Group's liquidity management.
Equity attributable to shareholders increased by COP 5.46 trillion (14.32%), closing the year at COP 43.54 trillion, supported by profit generation and the restatement of the financial statements of foreign subsidiaries. As a result, we maintained solvency levels above the regulatory requirements, achieving a core solvency ratio of 11.89%, 47 basis points (hereinafter referred to as bps) higher than the figure reported in 2023, driven by equity strengthening to support the expected operational growth in 2025.
Net interest income grew by COP 142,446 million (0.70%), mainly due to a decrease in financial expenses of COP 1.64 trillion (9.87%), in line with the funding restructuring strategy in response to the economic cycle and macroeconomic conditions.
Loan income decreased by COP 2.63 trillion due to the reduction in the monetary policy rate and lower activity in the consumer loan portfolio. However, this was partially offset by a COP 1.13 trillion increase in interest income from debt instruments and the valuation of financial instruments. As a result, total interest income declined by COP 1.50 trillion (4.05%). Meanwhile, net commissions grew COP 193,446 million (4.86%), mainly due to the net income obtained from our clients' transactional activities.
The provision expense for loans and net leasing decreased by COP 2.01 trillion (26.93%), due to lower impairment provisions in the individual portfolio in Colombia and an improved economic outlook, which has led to better customer performance in meeting their financial obligations.
Operating expenses increased by COP 691,481 million (5.34%), remaining below observed inflation, in line with efficient resource management. Labor expenses grew by COP 277,828 million (5.19%), mainly due to salary increases. Similarly, general expenses rose by COP 413,653 million (5.45%), with the most significant contributors being technology expenses—driven primarily by maintenance and licensing costs—payment method expenses, and regulatory expenses related to deposit insurance.
Operating income before provisions decreased by COP 707,365 million (2.48%), which, when compared to the increase in operating expenses, led to a deterioration in financial efficiency of 364 bps, closing at 48.96%.
During the year, the income tax provision reached COP 2.39 trillion, a significant contribution that reinforces our commitment to the country's development through national revenue collection.
We achieved net income attributable to shareholders of COP 6.27 trillion in 2024, reflecting an increase of COP 150,808 million. This result allowed us to maintain a return on assets of 1.79% and a return on equity attributable to shareholders of 15.77%, with the latter registering a decline of 37 bps due to the increase in equity, in line with our growth strategy for 2025.
Bancolombia Banco Comercial

Bancolombia's results at year-end 2024 reflect our commitment to financial strength and sustainable development, fundamental pillars that have allowed us to face the challenges of a changing and competitive economic environment, while consolidating our market position.
In 2024, we achieved a 4.37% growth in our assets, representing an increase of COP 10.99 trillion compared to the end of 2023. This performance was driven by several factors: the gross loan portfolio, which grew by 4.92% during the year (COP 9.01 trillion), in line with economic growth; and the investment portfolio, which recorded an annual variation of 58.13% (COP 8.00 trillion), resulting from greater use of liquidity and a continuous increase in our deposits (COP 5.1 trillion).
The growth in loan portfolio balances was largely driven by the commercial segment, which increased by 7.54% (COP 7.21 trillion), mainly due to new interest rate strategies that incentivized loan placements. Similarly, the mortgage portfolio closed the year with an annual growth of 15.21% (COP 3.32 trillion), aligned with the “Housing for All” strategy, through which we reduced interest rates in this segment. Meanwhile, the consumer loan portfolio experienced a significant slowdown during the year, ending with a decline of 4.46% (COP 1.73 trillion), due to restrictions in risk appetite, which led to the adoption of more conservative policies regarding exposure to certain sectors and customer profiles, thereby limiting portfolio growth.
Investments in subsidiaries recorded an annual appreciation of 16.02%, equivalent to COP 3.97 trillion. This result was mainly driven by investments in foreign subsidiaries and is largely explained by the restatement effect due to the variation in the TRM, which increased from COP 3,822.05 at the end of 2023 to COP 4,409.15 at the end of 2024, reflecting a 15.36% depreciation of the Colombian peso.
We closed 2024 with a total deposit balance of COP 185.80 trillion, representing an increase of COP 15.57 trillion (9.15%) compared to the previous year. This dynamic was mainly driven by demand accounts, which grew by COP 11.66 trillion (11.20%), while term deposits recorded an annual increase of 4.14% (COP 2.53 trillion). This reflects a shift in the funding structure, where demand accounts are gaining greater share, thereby strengthening Bancolombia's competitive advantage in terms of deposit costs.
Debt securities issued (bonds) closed at COP 7.80 trillion, reflecting a decrease of COP 3.16 trillion (28.82%), due to bond repurchase operations in U.S. dollars carried out during the year, along with maturities in Colombian pesos totaling approximately COP 1.60 trillion.
Equity increased by COP 5.19 trillion (14.00%), driven by profit generation during the period and the restatement of investments in associates and subsidiaries due to a higher TRM.
Net interest income increased by COP 442,454 million (2.86%) in a context of declining interest rates in Colombia, where the Colombian Central Bank’s benchmark rate dropped by 350 bps, leading to a COP 2.53 trillion (8.94%) decrease in interest income from the loan portfolio. This was offset by a larger reduction in financial expenses of COP 1.91 trillion (13.77%), driven by an optimization of the liability structure, along with a favorable performance in interest income and investment valuation, which grew by COP 1.05 trillion (125.09%). This growth was mainly due to the dollar-denominated portfolio, which benefited from a COP 587 depreciation in the TRM during the year.
The risk dynamics led to a decrease in provisioning expenses of COP 834,399 million, primarily driven by an improved performance in the consumer loan portfolio, which experienced lower impairment compared to the previous year, particularly in unsecured loans and credit cards. As for the commercial loan portfolio, provisioning remained stable in line with the balance growth. In the mortgage portfolio, provisioning expenses were also lower due to reduced impairment.
Net fee and other service income closed with a positive variation of 0.96% (COP 25,749 million), with revenues growing by 7.61% (COP 405,855 million), mainly driven by higher transaction volumes in payment methods and electronic services. Meanwhile, expenses increased by 14.39% (COP 380,106 million) due to a higher number of operations conducted through banking correspondents.
Other net operating income closed with a negative variation of 33.56% (COP 974,314 million), explained by the performance of foreign exchange differences and foreign exchange derivatives, which registered declines of 72.34% (COP 593,686 million) and 50.22% (COP 170,198 million), respectively.
Additionally, income from the equity method closed at COP 1.88 trillion, with an annual decrease of COP 156,852 million, driven by lower earnings from subsidiary investments,

mainly Banistmo and Bancolombia Panama. In 2024, an impairment loss of COP 121,788 million was recorded for Tuya.
All of the above led to a net total income (Operating Income) annual increase of COP 58,251 million.
Operating expenses increased by 7.03% (COP 617,573 million), exceeding the growth of total net income, which grew 0.35% (COP 58.251 million), leading to a deterioration in the financial efficiency ratio, which stood at 41.98%.
Finally, we closed 2024 with a net income of COP 5.58 trillion, representing an annual decrease of 6.71%, equivalent to COP 401,510 million, leading to a decline in return on equity by 171 bps, reaching 14.06%.

Material changes related to the issuer's liquidity and solvency position
NOTE: In this section, as well as in all those that come from the 20F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20F.
Liquid assets
One of the Bank’s main guidelines is to maintain a strong liquidity position. Therefore, the Asset and Liability Management (ALM) Committee has established a minimum level of liquid assets based on the financing needs of the parent company and each subsidiary. The objective is to ensure, as far as possible, that there will always be sufficient liquidity to meet its liabilities as they mature. This is both in normal conditions and stress scenarios without incurring significant losses or risking damage to the Bank's reputation.
As mentioned earlier, the Bank aims to maintain the optimal level of liquid assets to ensure not only smooth operation under normal conditions but also to operate under stress scenarios in the markets. During 2024, we maintained a solid liquidity position, with high levels of liquidity during the second half of the year.
The following table shows the distribution of liquid assets in the last two years:

Liquid assets (1)	December 31, 2024	December 31, 2023
High-quality liquid assets*
Cash	27,931,834	25,273,317
High-quality liquid marketable securities	24,862,860	19,951,771
Other liquid assets
Other marketable securities**	6,823,145	5,455,735
Total liquid assets	59,617,839	50,680,823
(1)Cash and liquid assets are those assets readily accepted as collateral by central banks in Colombia and other jurisdictions for monetary expansion or contraction operations. Liquid assets are adjusted by a haircut. Liquid assets include cash, repos held for trading, and investments held for trading in stocks listed on the Colombian Stock Exchange, units of investment funds, or other debt trading instruments.
*High-quality liquid assets: cash and shares that are eligible for reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Circular Regulatoria Extranjera (Foreign Regulatory Notice) DODM-142 of Colombian Central Bank.
**Other marketable securities: Securities issued by financial and corporate entities.
As of December 31, 2024, liquid assets grew by COP 8,937 billion, mainly due to the increase in high-quality liquid securities. This change stems from increased deposits and excess liquidity managed through the treasury portfolio with purchases of liquid securities.

Liquid assets are measured daily and this result is compared with a target established by the Risk Committee. Under this rule, daily liquid assets must be equal to or greater than the target. In case the limit is not reached, there is a period of five days to increase liquidity levels.
Cash is important to ensure branch and ATM operations. Our expansion across Colombia requires significant cash levels; however, cash levels are monitored daily to minimize opportunity costs. In addition, cash is considered in the mandatory bank reserve established by the Central Bank.
Marketable securities comprising liquid assets are reviewed by the ALM Committee considering the Bank's liquidity objective. Although available-for-sale and held-to-maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that can be sent to the Central Bank as collateral.
The Financial Superintendency of Colombia requires financial institutions to have liquid assets greater than the contractual one-month accumulated liquidity gap. This contractual gap reflects the maturity of current asset and liability positions and does not reflect projections of future operations. The maturity of the loan portfolio for this purpose is affected by the historical default indicator and the maturity of deposits is modeled in accordance with regulation.
We believe that the current liquidity level is adequate and will aim to maintain a strong deposit base while ensuring access to alternative funding sources, such as loans from national and international development and commercial banks, repurchase agreements, bond issuances, overnight funds, and Central Bank funding. This approach takes into account market conditions, interest rates, and the desired maturity profile of liabilities.
Financing Structure
As of December 31, 2024, the Bank's liabilities reached COP 327,631 billion, an increase of 7.82% compared to December 31, 2023. Liabilities in COP increased by 3.75%, and liabilities in USD increased by 15.38%. This change is mainly due to the growth of term deposits in COP and USD, and savings accounts in COP. However, although liabilities in USD increased by 15.38%, this increase was affected by the depreciation of the USD/COP exchange rate (15.36% in 2024).

	As of December 31,
	2024	2023
	In millions of COP
Total financing
In COP	204,977,765	197,575,174
In USD	122,653,342	106,303,906
Total liabilities	327,631,107	303,879,080

In 2024, our deposits reached a balance of COP 279,059 billion at year-end, an increase of COP 31,118 billion, or 12.55% compared to 2023. Deposits in COP increased by 8.86%, mainly explained by the increase in savings accounts; while deposits in USD increased by 20.06%, as a result of the increase in term deposits and the effect of exchange rate variations. The ratio between deposits and total assets was 75%. This represented an increase of 267 basis points compared to 2023.

	As of December 31,
	2024	2023
	In millions of COP
Total deposits	279,059,401	247,941,180

The following table shows checking accounts, savings accounts, and term deposits as a percentage of the Bank's total liabilities for 2024 and 2023:

	2024	2023
Savings deposits	38.1%	35.8%
Fixed-term deposits	33.5%	32.5%
Check deposits	11.6%	11.6%
Other deposits	2.0%	1.7%
Percentage of total liabilities	85.2%	81.6%

Our main sources of funding are deposits, which are mainly composed of checking accounts, term deposits and savings accounts. During 2024, savings accounts and term deposits played a key role in the balance sheet funding structure. As inflation began to decline during 2024, the Central Bank began to gradually reduce its monetary policy rate. As a result, the cost of funds was positively affected due to lower interest rates and growth in savings accounts.
Deposits as a percentage of the Bank's total liabilities in 2024 were 85.2%. This percentage increased compared to the 81.6% of total liabilities at the end of the 2023 fiscal year.
The ratio of the net loan portfolio to deposits (including loans from other entities) was 89.32% at the end of 2024. This figure decreased from 90.19% compared to 2023. This change is mainly explained by the increase in net loans and advances to customers, which went from COP 237,728 billion in 2023 to COP 263,274 billion in 2024, which was lower compared to the variation in deposits (the increase was COP 31,159 billion, reaching an amount of COP 294,748 billion in 2024).

	As of December 31,
	2024	2023
Net Portfolio / Deposits	89.32%	90.19%

We also finance our operations with loans from financial institutions. However, the main source of funding during 2024 was savings accounts and term deposits, as interest rates tended to decline during the year. In addition, our term deposits and loans with financial institutions are indexed to different market rates / indexes such as IBR (a short-term reference interest rate of the Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds from the financial market), DTF (Colombia’s fixed-term deposit rate), CPI (Consumer Price Index, certified by the National Administrative Department of Statistics - DANE) and SOFR.

Outstanding debt instruments
In 2024, we issued USD 1,005 million in securities, distributed as follows: Bancolombia issued securities for USD 800 million, Banistmo for USD 173.2 million, Banagrícola for USD 21.3 million and Bancolombia Puerto Rico for USD 14.7 million. However, a prepayment of USD 1,320 million of bonds was executed during 2024. Consequently, the carrying amount of issued obligations decreased by COP 3,388 billion.
As of December 31, 2024, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 11,275 billion.
The following table shows the maturity profile of the Bank's debt securities in issue:

	2025	2026	2027	2028	2029	2030 and later	Total
In millions of COP
Bonds issued	1,297,811	1,052,776	4,461,862	-	360,713	4,102,054	11,275,216

The following table shows the components of the Bank's liabilities for fiscal years 2024 and 2023:

At the end of December
	2024	% of total financing	2023	% of total financing
(In millions of COP, except percentages)
Savings accounts

In COP	93,938,152	28.7%	83,053,422	27.3%
In USD	30,698,842	9.4%	25,917,912	8.5%
Total	124,636,994	38.1%	108,971,334	35.8%
Fixed-term deposits
In COP	60,608,350	18.5%	59,146,972	19.5%
In USD	49,152,372	15.0%	39,539,544	13.0%
Total	109,760,722	33.5%	98,686,516	32.5%
Checking accounts
In COP	20,567,300	6.3%	19,712,279	6.5%
In USD	17,466,396	5.3%	15,280,787	5.1%
Total	38,033,696	11.6%	34,993,066	11.6%
Other deposits
In COP	5,863,094	1.8%	4,336,318	1.4%
In USD	764,895	0.2%	953,946	0.3%
Total	6,627,989	2.0%	5,290,264	1.7%
Interbank deposits
In COP	0	0.0%	0	0.0%
In USD	716,493	0.2%	606,141	0.2%
Total	716,493	0.2%	606,141	0.2%
Derivative financial instrument-Liabilities
In COP	2,642,149	0.8%	6,635,034	2.2%
In USD	37,494	0.0%	75,330	0.0%
Total	2,679,643	0.8%	6,710,364	2.2%
Borrowings from other financial institutions (1)
In COP	5,055,039	1.5%	6,488,331	2.1%
In USD	10,634,493	3.3%	9,160,275	3.0%
Total	15,689,532	4.8%	15,648,606	5.1%
Bonds issued
In COP	2,241,026	0.7%	4,097,729	1.3%
In USD	9,034,190	2.8%	10,565,847	3.5%

Total	11,275,216	3.5%	14,663,576	4.8%
Repurchase agreements and other similar secured borrowings
In COP	679,878	0.2%	308,711	0.1%
In USD	380,594	0.1%	161,584	0.1%
Total	1,060,472	0.3%	470,295	0.2%
Leases
In COP	1,141,239	0.4%	1,107,405	0.4%
In USD	748,125	0.2%	666,205	0.2%
Total	1,889,364	0.6%	1,773,610	0.6%
Other liabilities
In COP	12,241,538	3.7%	12,688,973	4.2%
In USD	3,019,448	0.9%	3,376,335	1.1%
Total	15,260,986	4.6%	16,065,308	5.3%
Total financing
In COP	204,977,765	62.6%	197,575,174	65.0%
In USD	122,653,342	37.4%	106,303,906	35.0%
Total liabilities	327,631,107	100%	303,879,080	100%
(1) Includes borrowings from commercial banks and other non-financial entities.

Consolidated Cash Flow Statement
The following table displays the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
	In millions of COP
Operational activities	435,895	19,153,084	6,339,438
Investment activities	(559,196)	(159,689)	(4,654,502)
Financing activities	(9,244,376)	(5,430,672)	853436
Increase (decrease) in cash and cash equivalents	(9,367,677)	13,562,723	2,538,372

Operational Activities
In 2024, operating activities generated positive net cash flow as a result of an increase of COP 18,329 billion in customer deposits, compared to an increase of COP 17,025 billion in 2023, and COP 33,225 billion in interest received in 2024, compared to COP 34,702 billion in 2023.
The increase in loans and advances to customers and financial institutions was COP 21,622 billion in 2024, compared to COP 10,554 billion and COP 37,593 billion in 2023 and 2022, respectively. Interest paid generated a use of cash of COP 14,982 billion in 2024, COP 15,978 billion in 2023 and COP 7,508 billion in 2022. The net change in the value of investment securities recognized at fair value through profit and loss was negative COP 8,401 billion in 2024, compared to 2023 where the net variation was COP 1,988 billion.
Investment activities
In 2024, we purchased debt securities at amortized cost for COP 2,114 billion, COP 3,629 billion in 2023 and COP 4,915 billion in 2022. The maturity of debt securities at amortized cost contributed cash of COP 1,622 billion in 2024, COP 4,738 billion in 2023 and COP 4,260 billion in 2022.
Investing activities related to debt instruments at fair value through OCI provided net cash of COP 1,858 billion during 2024 and COP 1,415 billion during 2023. Furthermore, investing activities related to equity securities and interests in associates used net cash of COP 93,892 billion in 2024, compared to COP 106 billion used in 2023. Likewise, investing activities related to purchases and sales of premises, equipment and investment properties used net cash of COP 1,628 billion, compared to COP 2,226 billion in 2023 and COP 3,117 billion in 2022.
Financing activities
Proceeds from loans with other financial institutions contributed COP 9,416 billion in 2024, COP 9,855 billion in 2023 and COP 14,374 billion in 2022. The placement of outstanding debt securities provided COP 4,155 billion in 2024, COP 1,781 billion in 2023 and COP 2,138 billion in 2022. On the one hand, loan repayments used COP 10,496 billion in 2024, compared to COP 9,921 billion in 2023 and COP 5,874 billion in 2022. On the other hand, payments of debt securities in issue used COP 9,276 billion in 2024, COP 3,928 billion in 2023 and COP 6,699 billion in 2022. Cash was also used to pay dividends to shareholders of COP 3,398 billion in 2024, while in 2023 and 2022 this amount was COP 3,298 billion and COP 2,310 billion, respectively.
The increase in repurchase agreements provided cash of COP 550 billion in 2024, compared to COP 304 billion used in 2023 and COP 579 billion used in 2022.

Seasonality of deposits
Historically, we have experienced some seasonality in our demand deposits, with low levels of liquidity during the first months of the year and high levels of liquidity at the end of the year. This behavior is mainly explained by the increase in liquidity due to the monetary expansion operations carried out by Colombian Central Bank and the National Government injecting liquidity to the market in response to the greater dynamics in the economic activity and the high transaction rate.

During 2024, the Central Bank began to gradually reduce its monetary policy rate as inflation began to decline and approach its target. However, it has maintained a moderate monetary policy. This has led to low credit demand, which, combined with deposit growth, has resulted in excess liquidity throughout the year.
However, we believe that the seasonality in deposits does not have a significant impact on the operation of the business, as the excess/shortage of liquidity is managed through the treasury portfolio.
UNINSURED DEPOSITS
NOTE: In this section, as well as in all those that come from the 20F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20F.
An uninsured deposit is defined as any deposit that does not have a mechanism to protect and guarantee the resources of the depositors (individual or legal entity) in the event of insolvency or liquidation of any financial institution.
The amount of uninsured deposits for 2024 and 2023 are COP 190,359,916 and COP 164,601,948, respectively.
The following table shows the uninsured term deposits held by the Bancolombia Group as of December 31, 2024, and 2023:
As of December 31, 2024

December 31, 2024
	Denominated in	Uninsured Denominated in	Total
	Pesos	Foreign Currency
In millions of Colombian pesos
Less than 3 months	17,810,529	10,773,646	28,584,175
Between 3 and 6 months	7,967,231	6,678,490	14,645,721
Between 6 and 12 months	5,179,422	8,418,227	13,597,649
More than 12 months	15,895,727	1,545,271	17,440,998
Total Term Deposits	46,852,909	27,415,634	74,268,543

As of December 31, 2023

December 31, 2023
	Denominated in	Uninsured Denominated in	Total
	Pesos	Foreign Currency
In millions of Colombian pesos
Less than 3 months	14,028,847	5,592,275	19,621,122
Between 3 and 6 months	5,856,589	4,632,261	10,488,850
Between 6 and 12 months	7,986,745	8,756,038	16,742,783
More than 12 months	18,798,384	3,279,197	22,077,581
Total Term Deposits	46,670,565	22,259,771	68,930,336

For more information on customer deposits, see Consolidated Financial Statements, Note 15. Customer Deposits.
Impact of economic and monetary policies on Bancolombia's results
Bancolombia's operational results are affected by macroeconomic factors, mainly in Colombia, but also in the other countries where the bank operates. The key variables include GDP growth, interest rates, inflation, and exchange rates, mainly the USD to COP exchange rate. The trends of these variables for Colombia in 2024 are summarized below.
Economic activity
Colombia's real GDP growth in the first three quarters of 2024 was 1.6% per annum (national accounts data for the fourth quarter of 2024 are not yet available at the time of writing). Therefore, based on the figures available so far, 2024 was a period of strengthening of the country's economic dynamics, after the low growth in 2023 (0.6%). The acceleration in GDP growth has been part of a cycle in which the central bank has gradually reduced the policy rate in a context in which inflation has declined significantly. Consequently, the gradual reductions in high interest rates have eased pressure on household and business budgets, reactivating consumption and investment momentum. At the same time, the Government increased its contribution to economic growth by accelerating public spending.
The performance of the key components of GDP in the first three quarters of 2024, compared to the same period of 2023 and in real terms (constant prices), was as follows: fixed investment grew by 0.6% annually, private consumption grew by 1.0%, government spending increased by 0.1%, imports advanced by 1.4% and exports strengthened by 5.0%. As a reference to understand the growth of each GDP component over the past year, in 2023, gross fixed capital formation accounted for 17.4% of nominal GDP, private consumption represented 76.5%, government spending 14.8%, exports 17.8%, and imports 22.7%.

The sectors with the greatest dynamism in the first three quarters of 2024, compared to the same period in 2023, were the arts, entertainment and recreation activities, with an annual growth of 9.8%; agriculture, with 8.9%; and the public administration, defense, health and education macro-sector, with 4.2%.
Monetary policy interest rate
As of December 31, 2024, Colombian Central Bank's reference interest rate stood at 9.50%, after a reduction of 350 basis points during the year. At the eight interest rate decision meetings, the Board decided to cut the repo rate. However, after six consecutive meetings with 50 bp cuts, at the December meeting the Board decided to moderate the pace of easing and opted for a 25 bp cut.
Despite the cuts to the benchmark interest rate, the monetary policy stance remains highly contractionary. The Central Bank has significant room to continue to advance in the process of cutting interest rates without abandoning the contractionary stance of the policy, which will allow inflation to continue to approach its target throughout 2025.
Inflation
Annual consumer inflation (measured by CPI) stood at 5.2% at the end of 2024, significantly below the 9.28% recorded in 2023. The components that contributed the most to the rise in inflation in 2024 were rent (with an annual increase of 7.30% for imputed rent and 7.56% for actual rent), dining out (up 8.12%), and urban transportation (up 8.21%). In contrast, prices of eggs (down 2.72% year-over-year), vehicles (down 9.84%) and telephone equipment (down 14.96%) contributed the most to the decline.
During the latter part of 2024, annual inflation maintained a consistent but gradual downward trend, a behavior that is expected to persist during 2025. This trend will allow Colombian Central Bank's interest rate to continue decreasing at a moderate pace throughout the year.
Exchange type
The Colombian peso depreciated by 15.4% against the U.S. dollar in 2024, bringing the USD/COP exchange rate to COP 4,409 at the end of the year. This sharply contrasts with the 20.5% appreciation that the pair experienced in 2023, which resulted in a year-end exchange rate of COP 3,822. Therefore, 2024 was a year of decline for the Colombian peso, after the recovery experienced in 2023. Several signs of institutional and fiscal uncertainty were added to an international environment that exacerbated investors' risk aversion globally, causing emerging currencies to lose value against the dollar. In the case of Colombia, fiscal setbacks reinforced this trend, leaving the Colombian peso as the third most devalued currency in the Latin American region at the end of 2024.
Outlooks
The future dynamics of the Colombian economy, the financial sector at large, and Bancolombia in particular are expected to be influenced by the following factors:

Positive factors for the Colombian economy in the medium term	Challenges for the Colombian economy in the medium term
Rapid economic recovery after the sustained increase in local and global interest rates.
The country is expected to continue to pursue responsible monetary policies.
Institutional strength will continue to be a guarantee of a stable political environment.
Colombia's democracy, the division of power and checks and balances underpin the predictability of policy measures and economic pragmatism.
A sharp drop in the current account deficit in 2024 to levels between 1% and 2% of GDP from 6.1% in 2022 means lower external vulnerabilities in the short term.
Colombian Central Bank continues to adhere to its institutional tradition of targeting inflation and allowing the currency to float freely.
The country’s ample international reserves help mitigate external vulnerabilities arising from the checking account deficit. Despite a decrease, this deficit remains relatively high compared to peer countries.

Private investment remains low, which will limit medium-term economic growth.
Persistently low investor confidence could affect private investment and translate into risks to the expectation that GDP growth will return to its potential level, slightly above 3%, in the coming years.
A low medium-term potential growth could lead to challenges for public finances or increased external vulnerabilities.
Colombia is exposed to the adverse effects of climate change, especially flooding. With over 80% of its population and economic activity concentrated in roughly 20% of its territory, the country is vulnerable to natural disasters.
In terms of revenue, public finances could be affected if commodity prices decline in international markets.
The country is exposed to significant volatility in terms of international trade due to its dependence on hydrocarbons.
A low level of trade openness and an commodity-dependent export base imply high vulnerability to price shocks.
High spending expectations for 2025, relative to revenues, represent risks to compliance with the Fiscal Rule.
The risk of civil unrest will remain high throughout the forecast period of 2024-2028, reflecting deep divisions within Colombian society. Likewise, the fragmentation in Congress will hinder rapid progress in addressing issues such as poverty and low-quality education.

Capital investments and divestments
NOTE: In this section, as well as in all those that come from the 20F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20F.
In 2024, the Bancolombia Group's investment amounted to COP 714.7 billion, with investments in channel development and technology assets (COP 603.6 billion), followed by investment in digital evolution and fixed assets (COP 111.1 billion).
By 2025, the Bank expects to invest around COP 763.9 billion, which represents a 7% variation compared to 2024. The investment will focus mainly on channels, driving the evolution of the portfolio of financial and non-financial digital experiences. It will also include new capabilities for fraud management, such as facial biometrics and behavioral analytics. In addition, resources will be allocated to the Product Core to ensure the speed, timeliness and scalability of the operation of channels and services.
It is likely that in the medium term, investments associated with channels, cybersecurity, cloud migration and digital offerings will continue to be a priority for Bancolombia in order to maintain operational excellence and customer experience.
Equities Performance
The performance of Bancolombia's common and preferred shares maintains a strong correlation with the performance of the COLCAP index throughout 2024.
Bancolombia's common stock closed 2024 with an annual variation of +13%, showing an appreciation throughout the year, reaching a low of COP 30,600 on February 19, 2024 and a high of COP 39,980 on November 20, 2024.
The preferred stock had an annual variation of +18%, with a higher appreciation than the market (COLCAP +15% annually), reaching a maximum level of COP 36,800 on November 25, 2024, from a minimum of COP 29,220 during the first months of the year.
Bancolombia Common and Preferred Price Evolution vs. COLCAP

Bancolombia's ADR showed an upward trend in the first months of the year, reaching its peak in May, with a value of USD 37.3, from a level of USD 30.8 at the beginning of the year. Although in the following months it fell to a low of USD 30.73 in August, the price recovered slightly with significant fluctuations to close the year at USD 31.7. These variations reflect a behavior influenced by the devaluation of the Colombian peso, which in annual terms was 15.36%.
Bancolombia ADR vs. Representative Market Rate (TRM in Spanish) Price Evolution

Bancolombia, TRM and COLCAP Price Variation

Date	ADR (USD)	Common (COP)	Preferred (COP)	TRM (COP)	COLCAP (points)
Dec 28, 2023	30.77	33,200	29,920	3,822	1,195
Dec 30, 2024	31.67	37,600	35,180	4,402	1,380
Var %	3%	13%	18%	15%	15%

General Local Market Information

Type	Nemo	Registration Date	Outstanding Shares	Market Capitalization* (COP million)
Common	BCOLOMBIA	07-01-1945	509,704,584	19,164,892.36
Preferred	PFBCOLOM	07-26-1995	452,122,416	15,905,666.59
*Cut-off as of December 30, 2024.

Nemo	Average Daily Price	Maximum Price (COP)	Maximum Price Date	Minimum Price (COP)	Minimum Price Date
BCOLOMBIA	35,612	39,980	11/20/2024	30,600	02/19/2024
PFBCOLOM	33,517	36,800	11/25/2024	29,220	02/19/2024

Nemo	Operations	Amount
BCOLOMBIA	Operation number	52,799
	Average daily operations	232
PFBCOLOM	Operation number	135,336
	Average daily operations	576

The trading volume of Bancolombia's common and preferred shares reached significant peaks in March, when common shares exceeded COP 566,000 million. Meanwhile, preferred shares recorded an outstanding volume of COP 703,000 million in April.
Throughout the first quarter, volume in common shares showed a notable increase due to the FTSE rebalancing on March 15, generating flows of close to COP 433,000 million and a share volume of 13.9 million shares. However, after this period there was evidence of a decrease in trading volume, falling to levels below COP 100,000 million in the following months.
In contrast, preferred shares continued with more stable volumes, hovering around COP 346,000 million, and showed a rebound in September (COP 387,000 million). On average, the monthly volume traded in common shares for 2024 was COP 160,000 million, while the volume of preferred shares remained 2.3 times higher than that of common shares.

Monthly Volume of Bancolombia's Common and Preferred Shares
Source: Colombia Stock Exchange (BVC) Equity Risk Report.
Fixed Income Performance
In 2024, Bancolombia managed its debt in the international market through three bonds. This included the partial repurchase and early redemption of the ordinary bonds maturing on January 29, 2025, the partial repurchase of the subordinated bonds maturing on October 18, 2027 and the early redemption of the subordinated bonds maturing on December 18, 2029. In total, USD 1,320 million was collected.
Additionally, a subordinated bond was issued in the international market with maturity on December 24, 2034 for USD 800 million, with a rate of 8.625%, achieving an investor appetite 2.3 times greater than the amount sought.
Tiers of Bancolombia Group Bonds in USD
(December 31, 2024)

Bond	Amount	Yield	Price L	G-Spread
Subordinates
BCOLO SUB 27	USD 462 million	6.159%	101.887	189
BCOLO SUB 34	USD 800 million	7.951%	104.784	297
Regular
BANISTMSR 27	USD 400 million	6.098%	95.648	184

When analyzing the behavior of the rates of the bonds issued in the international market by Bancolombia Group during 2024, we notice that all the debt outstanding at the end of the year had favorable fluctuations in its rate. The Banistmo 2027 bond presented the best performance, with a reduction of 139 basis points (bps). Meanwhile, the Bancolombia 2034 bond, issued during the year, decreased its rate by 98 bps, while the Bancolombia 2027 bond reduced its rate by 24 bps.
Behavior of Bancolombia Group Bonds Rates
General Local Primary Market Information
(December 31, 2024)

Primary Nemo	Secondary Nemo	Date of Issue	Expiration Date	Term (Years)	Bond Type	Reference Rate	Issue Date	Currency	Amount Issued (COP Millions)
BBCB209D15		7/27/11	7/27/26	15	ORDINARY BONDS	CPI	4.6	COP	248,030
BBCB319D15		11/2/11	11/2/26	15.01	ORDINARY BONDS	CPI	4.62	COP	224,050
BBCB149D15		9/24/14	9/24/29	15	SUBORDINATED BONDS	CPI	4.65	COP	360,000
BBCB149D20		9/24/14	9/24/34	20	SUBORDINATED BONDS	CPI	4.79	COP	254,500
BLGC659C10		3/18/15	3/18/25	10	ORDINARY BONDS	CPI	4	COP	91,884
BSBCB219C5	BSBCB2219C05	9/16/21	9/16/26	5	ORDINARY BONDS	CPI	2.47	COP	183,797
BSBCB219C1	BSBCB2219C12	9/16/21	9/16/33	12.01	ORDINARY BONDS	CPI	3.69	COP	251,500

Commitment to investors
We continue to advance in our positioning and partnership strategy with the different communities in the capital markets through active participation in different local and international events.

During 2024 we held more than 340 meetings with investors through attendance at seven international conferences in London, New York, Santiago and Lima, complemented by four group events held virtually. In addition, we had the opportunity to meet with 65 fixed income funds on the occasion of the marketing tour of the new subordinated bond issue in June.
Aware of the importance of providing clear information and having closer contact with the individual shareholder segment, this year we participated in 8 virtual events through the Valores Bancolombia and Trii eTrading platforms, including Issuer Week, Bolsa Millonaria (visits to universities), Masterclasses and two sessions on Financial Sector Perspectives.
We also maintained coverage of 14 investment analysts with whom we held 38 meetings in order to provide them with an update on quarterly results, the competitive environment, corporate strategy and future prospects.
Finally, we are pleased to share that once again Bancolombia reaffirmed its status as an issuer with IR Recognition in 2024, granted by the Colombian Stock Exchange to those companies that adopt best practices in disclosure and investor relations.
Additionally, the Liquidity Builder Program for Bancolombia's common and preferred stock was renewed indefinitely. This favored liquidity conditions and mitigated volatility in share trading for the benefit of all investors.
Profit distribution project

BANCOLOMBIA S.A. ANNOUNCES PROFIT DISTRIBUTION PLAN
The Board of Directors of Bancolombia S.A. has decided to propose to its shareholders at the upcoming Ordinary General Shareholders' Meeting in March, a profit distribution project that considers the following aspects:
(i) Bancolombia will continue to maintain an adequate capital structure and an optimal level of solvency to meet the expected growth of the business, maintaining prudential standards above regulatory levels.
(ii) Business projections in 2025 are based on moderate asset growth, stability in overall business performance and a return on equity substantially above projected inflation for Colombia.
Based on the foregoing, the Board of Directors will submit to the consideration of the shareholders the profit distribution project described below:
(i) Payment of an annual dividend of COP 3,900 per share, payable in one installment on April 01, 2025.
(ii) The constitution of an occasional reserve for the strengthening of equity and future growth of the entity for COP 1.86 trillion.
(iii) An occasional reserve available to the Board of Directors for donations to social benefit projects for COP 34,000 million.
The following is the proposed profit distribution that the Board of Directors will present for approval at the Meeting:

Gross profit 2024	7,103,221,483,848.23
Allocations for income tax and deferred tax	(1,525,001,351,375.72)
Liquid profit for the period 2024		5,578,220,132,472.51
Plus retained earnings recognized in opening balance and effectively realized during 2024		9,448,864,614.99
Plus release of provisioned resources for payment of preferred shares dividends		57,701,443,512.77
Total Distributable		5,645,370,440,600.27
Reserve for equity strengthening and future growth	1,860,245,140,600.27
To pay a dividend corresponding to 509,704,584 common shares and 452,122,416 preferred dividend shares without voting rights, subscribed and paid as of December 31, 2024, at a rate of COP 3,900 per share, payable as follows: COP 3,900 per share in a single payment on April 01, 2025	3,751,125,300,000.00
Occasional reserve at the Board's disposal for donations to social benefit projects	34,000,000,000.00
EQUAL TOTALS	5,645,370,440,600.27	5,645,370,440,600.27
Figures expressed in Colombian pesos (COP)

Milestones, initiatives, and achievements
We effectively manage risk, ensuring financial soundness (credit and liquidity risk) while anticipating moderate economic growth and a solid performance in our loan portfolio quality. We support our growth with pre-approvals, instant answers and personalized offers from our portfolio of products and services according to our customers' needs. We take care of our level of efficiency, proactively managing the organization's expenses and focusing on being more productive.
We are the financial ally of countries.

We support more than 19.7 million clients in Colombia. During 2024, we granted disbursements for COP 136.8 billones , aimed at meeting the diverse needs of individuals, households and businesses. Our portfolio balance in the country closed in 2024 at COP 191.9 trillion.

Disbursements (Colombia)	2023	2024	Annual Variation
Corporate	55,737,618	74,589,733	33.82%
Individuals	16,376,287	20,472,709	25.01%
SMEs	17,055,984	18,789,471	10.2%
Independents	2,144,241	2,038,767	-4.92
Business	17,866,711	20,998,523	17.5

Modality	2023	2024	Var %
Commercial	95,614,822	102,823,571	7.5%
Consumption	38,862,513	37,130,451	-4.5%
Leasing	26,056,199	26,154,135	0.4%
Housing	21,840,258	25,163,198	15.2%
Microcredit	547,677	656,350	19.8%
Total	182,921,469	191,927,705	4.9%
Meanwhile, in Central America, through our subsidiaries, we supported 766,000 customers in Panama, 622,000 in Guatemala and 1.65 million in El Salvador.
In 2024, we faced a context of inflation, high interest rates and deterioration of the loan portfolio. In response, we are managing risk more cautiously, without restricting access to credit.
On the corporate side, we maintained our permanent support with solutions in ordinary portfolio, treasury, development and leasing, aimed at financing working capital and investment, among other needs. In addition, to take care of their financial health, we provided contextual alternatives to those who had payment difficulties, including rating models with a preventive approach, strengthening the use and management of guarantees, and lowering interest rates.
In the case of individuals, pre-approvals were an instrument to maintain the balance between portfolio management and the granting of the financing they needed. In 2024, we disbursed more than COP 10.6 trillion to more than 534,000 clients in this segment in Colombia, ensuring a healthy placement with the use of analytical models and client knowledge.
In Guatemala, we have strengthened customer knowledge to increase commercial opportunities, develop the route to personalization, and develop tools to enhance targeting efforts. In fact, at BAM we adopted a model in the collections teams to boost portfolio recovery. This model included a digital strategy to contact more customers and became an additional support channel.

Financial management that leverages the business
To ensure the responsible growth and financial strength of the business, we carried out several key transactions in 2024.
We successfully executed a multi-stage debt management transaction. We began with the partial repurchase of 2025 senior bonds and 2027 subordinated bonds, allowing us to optimize our financial obligations.
Subsequently, we issued a Basel III subordinated bond for USD 800 million, with a 10-year term. Despite the challenging international environment, this issue was oversubscribed 2.3 times and 116 investors participated. This reflects the confidence that the markets continue to place in us. We closed the transaction with the repurchase of the remaining 2025 ordinary and 2029 subordinated bonds.
These transactions allowed us to reduce interest payments and strengthened our capital structure, consolidating our position as a benchmark in the capital markets and demonstrating our ability to proactively manage debt.
We developed a robust hedge accounting model to design new interest rate and exchange rate risk management strategies, which contributed to the reduction of our deposit costs. This allowed us to offer competitive rates to our clients, which is key to accompanying them in their productive projects.
From Treasury, we consolidated our regional presence and continued to provide comprehensive solutions to our clients in Colombia, Guatemala, El Salvador, Panama and Costa Rica. Throughout the year, more than 1,000 companies from different sectors were accompanied through financial education programs, fostering a culture of market risk management.
We reaffirmed our commitment to sustainable development by including ESG criteria in our investment decisions and increasing by 75% the sustainable hedges we offer our clients in the SME, business, corporate and institutional segments, aligning our financial strategy with their sustainability objectives.
We promoted various initiatives to optimize the use of our resources. Through interdisciplinary teams, we gave greater impetus to the management of the organization's most representative expenses, while accompanying the management of the efficiency of products and distribution channels.
We rallied the organization around the EFITÓN, an event in which more than 1,900 employees contributed to designing improvement initiatives that resulted in estimated savings of COP 924,000 million. This management allowed us to keep expense growth below inflation in 2023. This highlights our ability to generate value through efficiency.
Focusing on digital evolution, we implemented an analytical model for the management of our ATM network that optimizes maintenance and improves the planning of their renewal, extending their useful life from 7 to 8 years and generating efficiencies of COP 1,774 million.
Bancolombia Capital
With our treasury, investment banking, securities and fiduciary services, we supported a wide range of industries that required specialized financial advice for the administration of resources, investment management and with specialized solutions and structures tailored to the needs ofthe clients.
In Fiduciaria, we have 2,136 businesses under management, with assets of COP 163.3 trillion.
From Fiduciaria Bancolombia, we promote the creative industry, managing more than COP 1.6 trillion, with the commitment to generate transparency and security for investors, promote foreign investment, the development of regions, cultural diversity and creativity as pillars of transformation for the country. We are allied with Colombian production companies and major streaming platforms worldwide. We currently manage more than 65 audiovisual productions, including films, series, animated projects, video games, short films, and nine cultural and creative industry projects.
We engaged with initiatives focused on financial inclusion, financial education, and the development of new credit products through schemes that provide over COP 3 trillion in funding for local and international Fintechs. We also supported other key players in the ecosystem, including HealthTech companies in Colombia that help over 18,000 patients finance their medical procedures. We worked with Agrotech firms to unlock the potential of more than 15,000 agricultural producers across 24 departments nationwide. Additionally, we partnered with Hometech initiatives aimed at improving connectivity, quality, and service stability for internet users in socioeconomic strata 1, 2, and 3, among others.
Meanwhile, in Banca de Inversión (Investment Banking), during 2024 we accompanied 47 transaction closings and advisory services. In Mergers and Acquisitions, we must highlight our participation as exclusive financial advisors to Grupo Calleja, in the acquisition of 86.8% of Grupo Éxito. This was an iconic and unprecedented transaction in the region, which required simultaneous tender offer processes in Colombia and the United States due to Grupo Éxito's dual listing on the stock exchanges of Colombia, New York, and Brazil.
In Structured Finance, the year was one of good dynamics in project finance and corporate debt, with renewable energy projects and large corporate transactions standing out.
The infrastructure sector was one of the most relevant in our operations in 2024. We supported projects of high relevance for road connectivity in the countries and impact on communities (see the chapter on Infrastructure in the chapter Achieving well-being for all).
In terms of investments, we managed COP 33.1 trillion in assets. This year alone we received 33 new portfolios, reaching a total of COP 6.3 trillion under management. We launched innovative funds focused on secured credit, payroll deduction and specialized attention to foreign investors, as well as international portfolios to accompany clients in meeting their objectives. Likewise, we had a 36.6% share of the total amount placed in the fixed-income market and participated in 22 issuances.
As a result, we continue to bring capital markets closer to more individuals. During the year, more than 133,000 transactions were made through e-trading, 84% more than the previous year.
Miami Operation
With our broker dealer and investment adviser operation in the United States, we offer new opportunities for professional investors interested in optimizing their liquidity and exploring medium and long-term alternatives, with access to products in public and private markets, as well as funds with diversified strategies in stocks and bonds from different sectors and countries.
We closed 2024 with USD 815 million in assets under management and USD 4.38 million in revenues. In both cases, we exceeded the annual target by more than double.
Bancolombia's sustainable finance
The financial sector is key to leveraging low-carbon economies and sustainability challenges. With the purpose of promoting sustainable development to achieve the well-being for all, we identified opportunities to offer new and diverse financial instruments. These instruments not only generated new sources of income but also supported various stakeholders in meeting their needs. Additionally, we integrated environmental, social, and governance (ESG) factors into every segment of the banking business, as well as in investments and asset management, among others.
At Bancolombia, sustainable finance focuses on the following products and services:
•Credit: seven sustainable lines, which in 2024 disbursed credits for COP 9.22 trillion (the details are in the chapter Achieving well-being for all).
•Sustainable Investment: assets under management with ESG criteria for COP 32.3 trillion.
•Funding: outstanding sustainable bond issues for COP 1.07 trillion, and sustainable loans for USD 100 million.
•Treasury: sustainable hedges for COP 736,669 million.

Responsible investment
We are committed to implementing responsible investment best practices and are aware that Environmental, Social and Corporate Governance (ESG) criteria are fundamental to fulfilling our fiduciary duty.
Since our 2014 adherence to the Principles for Responsible Investment (PRI), supported by the United Nations, we have challenged ourselves to incorporate these criteria as a fundamental and integral element in all our investment processes. On this journey, and with the experience and knowledge acquired, we have deepened the integration of sustainability in our products and service offerings, our recommendations to the market, and our own position. In 2024, we reached the following milestones:
•As part of our goal to mobilize at least COP 500 trillion by 2030 through financial services in activities aligned with our sustainable business purpose, we continued to make progress in the area of Asset Management. By the end of 2024, we achieved that 90% of the Assets Under Management incorporated ESG criteria in their investment decisions.
•We joined the Net Zero Asset Managers initiative because we are committed to aligning our investment portfolios with carbon neutral scenarios by 2050. To achieve this, we measured our investments' indirect carbon footprint using the PCAF methodology and set science-based targets validated by the Science Based Targets Initiative (SBTi). We commit to aligning scope 1 and 2 emissions of our asset management investment portfolio to 1.5°C by 2040 and 2.0°C including scope 3, using 2021 as the base year.

•Due to the lack of information and ESG ratings in the region, we continue to apply our own ESG assessment models under international standards. As of 2024, we have 56 internally rated companies, expanding the coverage of ESG ratings that allow us to make responsible decisions aligned with our ESG policies.
•We developed and published our Engagement Policy, which provides us with guidelines for building long-range dialogues with our customers, issuers and suppliers based on different environmental, social and governance issues.
•We built tools that allow us to perform sustainability analysis for assets that did not have an assessment methodology, such as thematic emission, and measurement of industries sensitive to climate change.

Sustainable funding
At Bancolombia Group, we have been consolidating a sustainable finance strategy to offer individuals and businesses solutions for harmonious relationships with the environment and the community.
With the issuance of green, social, sustainable and sustainability-linked bonds, we seek to promote business projects that facilitate the transition to a low-carbon economy. We also want to contribute to closing social gaps, such as access to health or drinking water. In addition, we bring to the securities market the message that investments can generate social and environmental value.
We have issued 6 bonds, two of which have already matured, for a total of COP 2.7 trillion. These funds have enabled us to finance initiatives in renewable energy, sustainable construction, empowerment of women entrepreneurs, social infrastructure, circular economy and access to affordable housing. As part of this, we also committed to increasing access to finance for unbanked and underserved low-income people and to achieve a reduction in financed CO2 emissions.
These bond issuances were conducted in Colombia and Panama. They had both domestic and international buyers, including the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), and investors from the primary market.
As established in ICMA's Green, Social, Sustainable & Sustainability-Linked Bond Principles standards, we present below the status of the four bond issuances that remained active during 2024.

2019 Bancolombia Sustainable Bond
On July 19, 2019, we conducted the first sustainable bond issuance for COP 657,000 million. This was fully acquired by the IDB and marked the third issuance with sustainable characteristics. This bond matured in July 2024. A total of 74% of the resources corresponded to green projects focused on sustainable construction, renewable energy and energy efficiency. The remaining 26% corresponded to social projects focused on public housing. 100% of the resources were allocated and disbursed.
•Disbursements for COP 657,000 million
•11 projects in 4 departments
•7 green projects and 4 social projects
•Average disbursement per operation: COP 82,717 million

•Balance of assigned projects as of July 2024: COP 659,979 million
Sustainable Development Goals to which we contribute with this issuance: SDG 11: Sustainable cities and communities, SDG 9: Industry, innovation, and infrastructure, SDG 7: Affordable and clean energy, SDG 6: Clean water and sanitation, SDG 4: Quality education and SDG 3: Good health and well-being.
2021 Bancolombia Sustainable Bond
On September 16, 2021, we issued a second sustainable bond for COP 600,000 million in the Colombian primary market in 3 series: Series 1 for COP 164,703 million, which matured in September 2024; Series 2 for COP 183,797 million, and Series 3 for COP 251,500 million, both of which remain active. A total of 60% percent of the resources correspond to green projects focused on renewable energy, energy efficiency and circular economy. The remaining 40% corresponds to social projects focused on public housing and women's empowerment. 100% of the resources were allocated and disbursed.
•Disbursements for COP 435,297 million
•90 projects nationwide
•6 green projects and 84 social projects
•Average disbursement per operation: COP 10,253 million
•Balance of projects assigned at the end of 2024: COP 472,334 million
•Average term per operation: 5.9 years
Sustainable Development Goals to which we contribute with this issuance: SDG 1: No poverty, SDG 3: Good health and well-being, SDG 5: Gender equality, SDG 7: Affordable and clean energy, SDG 8: Decent work and economic growth, SDG 9: Industry, innovation, and infrastructure, SDG 10: Reduced inequalities, SDG 11: Sustainable cities and communities; SDG 12: Responsible consumption and production and SDG 13: Climate action.
Bond tied to sustainable performance 2022
In October 2022, we were the first financial institution in Latin America to issue a bond linked to sustainability, for an amount of COP 640,000 million and a term of 5 years, and acquired by the IDB, IDB Invest and the Latin American Green Bond Fund (LAGreen). Under this operation, the conditions are linked to achieving two objectives by 2025 aligned with our purpose: 1) To increase financing for unbanked or underserved individuals with low incomes and 2) To reduce CO2-intensive emissions financed (tons of CO2e per COP million) per portfolio. The results achieved at the end of 2024 are directly disclosed on our website.
Additionally, this issuance has a specific framework aligned with the 2023 Sustainability-linked Bonds Principles (SLBP) of the ICMA (International Capital Market Association), certified by Sustainalytics as an independent third party, and the local regulations applicable to these instruments.
First issuance: Banistmo Gender Social Bond
In August 2019, Banistmo, our subsidiary in Panama issued the first gender-focused social bond in Latin America for USD 50 million. It was structured and subscribed by IDB Invest, in line with its women's economic empowerment strategy and its commitments to the Gender Parity Initiative, the Seal of Equality and UN Women's Empowerment Principles.

100% of the resources were used to enable access to financing for SMEs led by women, through commercial loans for small women-owned businesses in the trade, services and agribusiness sectors.
In August 2021, 100% of the resources were allocated and disbursed, benefiting 311 SMEs led by women.
Sustainable Development Goals to which we contribute with this issuance: SDG 5: Gender equality, SDG 8: Decent work and economic growth and SDG 9: Industry, innovation and infrastructure.
This bond matured in 2024.
Loans tied to sustainable performance
We currently have a loan tied to sustainability indicators for USD 100 million that we received from international banks. Through this loan, we have committed to manage and make progress on the following indicators:
Percentage of women in leadership positions (Colombia): 40.3% (target: 47%).
Absolute CO2 emissions, scope 1+2, from operations in Colombia, Panama, El Salvador and Guatemala (measured in thousands of tons of CO2e): 4.8 (target: 5.4)
Eco-efficiency
This chapter includes the eco-efficiency management implemented in 2024 and describes the results obtained in Bancolombia Group's operations in Colombia, Panama, El Salvador, and Guatemala.
In our direct operation we use natural resources such as energy, water, among others, which requires a conscious management to reduce our impact and a commitment to define a strategy to reduce consumption consistent with our corporate purpose. For this purpose, we carry out permanent monitoring aligned with reduction goals.
For the 2010 – 2020 period, we exceeded our goals. To reinforce our commitment, we challenged ourselves to reach higher goals, establishing a new baseline in 2019. During 2024, we achieved our goals in general terms. Among the most notable achievements were the reduction of emissions related to corporate travel and the decrease in paper consumption.
Environmental Management System
Describes the framework, structures, principles and guidelines for planning, organizing, executing, monitoring, controlling and ensuring the continuous improvement of our environmental performance. This is achieved through the prevention, control and minimization of the environmental impacts of the operation in all the territories where we operate and by complying with the current environmental regulations that apply to us.
We continue to focus our efforts on identifying opportunities for improvement and strengths of our actions. This allows us to continually improve the indicators of our mission axes in eco-efficiency, Environmental and Social Risk Analysis (ESRA), sustainable business and climate change strategy.

Compliance with current environmental laws and regulations as a framework for Bancolombia's actions
In 2024, compliance with current mandatory regulations and the commitments we have made in voluntary sustainability protocols and adhesions have remained among our priorities. We kept our environmental and social legal matrix periodically updated and managed, making the respective mandatory annual reports on the corresponding platforms.
GRI 301 Materials
At Bancolombia Group, we have undertaken several actions to redesign our processes and digitize and reduce paper consumption.
GRI 301-1

Non-renewable materials used:
Not applicable: Given the bank's activities, non-renewable materials are not used in the provision of services.
Renewable materials used: We only quantify paper usage within this category.

In 2024, our paper consumption totaled 737,7 tons. This represents an improvement in consumption compared to 2023, with a reduction of 10%. Compared to 2019, there was a reduction in consumption of 367 tons, representing a 33% decrease.
GRI 302 Energy management

Our Energy Model seeks to efficiently manage energy consumption. For 2024, an increase of 1.3% was generated compared to 2023. Compared to 2019, we achieved a 16% reduction.

GRI 302-1, GRI 302-3
Renewable resource

Year	Self-generated renewable energy (MJ)	Purchased renewable energy (MJ)	Renewable electric energy (MJ)	TOTAL RENEWABLE ENERGY (MJ)
2024	4,362,841.5	257,903,992.6	35,829,031.3	298,095,865.4

Non-renewable resource

Year	DIESEL or ACPM (diesel oil) (MJ)	B8 (MJ)	B2 (MJ)	B10 (MJ)	Gasoline E10 (MJ)	Non-renewable electric energy (MJ)	TOTAL NON-RENEWABLE ENERGY (MJ)
2024	3,026,985.8	53,744,987	1,201,302.2	5,031,842.8	181,394.8	25,283,501.81	34,778,772.49

For 2024, the energy matrix of Guatemala and El Salvador was taken into account for the calculations:

ENERGY MATRIX
	GUATEMALA	EL SALVADOR
Renewable	62.2%	56.95%
Non-renewable	37.8%	43.05%

Total energy and energy intensity (Renewable + Non-Renewable)
Each year, we aim to reduce energy consumption. The following table illustrates the changes since the baseline year. For the calculation of energy intensity, we used the number of employees of Bancolombia, Banistmo, Bancoagrícola and Bam and the number of suppliers that remain in Bancolombia's facilities.

YEAR	TOTAL ENERGY CONSUMPTION (MJ)	YEAR-TO-YEAR VARIATION (MJ)	YEAR-TO-YEAR VARIATION (%)	ENERGY/EMPLOYEE (MJ/employee)	YEAR-TO-YEAR VARIATION (%)
2019	398,555,002.8		-4.0%	7,477.6	-8.5%

2020	336,718,154.2	-61,836,848.6	-15.5%	6,079.5	-19%
2021	321,108,100.5	-15,610,053.7	-4.6%	5,388.8	-11%
2022	328,967,626.3	7,859,525.8	2.4%	5,400.1	0.2%
2023	328,756,823	-210,803	-0.1%	5,595	4%
2024	332,874,637.9	4,117,814.9	1.3%	6,459.7	15%

Achievement of the energy consumption target

YEAR	TOTAL ENERGY CONSUMPTION (MJ)	2024 target compared to 2019	Achievement of 2024 target compared to 2019
2024	332,874,637.9	-10%	-16%

YEAR	TOTAL ELECTRICITY CONSUMPTION (MJ)
2024	323,379,367,2

Remarks:
•To calculate energy intensity, we consider the total energy consumed within the organization (renewable electricity: purchased, self-generated and from the grid, and non-renewable: fuels), along with the number of direct group employees plus suppliers.
•Currently, there is no steam, cooling, or heating consumption.
•Currently, we do not sell energy.
•For unit conversion, we use the technical regulations and legal metrology of the SIC, UPME and Gas País.
•During 2024, we made an adjustment to the calculation of energy consumption in order to report what was actually consumed during the year, since we had been reporting based on billing dates.
•In Panama, El Salvador and Guatemala, fuels of different qualities are consumed, but they are grouped into diesel and regular gasoline.
•For Colombia and Panama, only fuel consumption for backup power plants is included. In Guatemala and El Salvador, vehicle fuel is also included.

Energy efficiency

We continued with the implementation and research of energy efficiency strategies, based on constant monitoring of energy consumption in branches and buildings, to identify and intervene in deviations that could alter the achievement of our goals. Thus, we have strengthened our strategies at the corporate level, integrating the actions we implement in each of the countries where we operate.
We integrated buildings into BMS (Building Manager System) for decision making and preventive management for energy and water efficiency, consumption control, and indoor personnel comfort.
iREC renewable energy

We remain committed to our goal of purchasing 100% of our operation's renewable energy certificates by 2030. In 2024, 81% of our electricity consumption came from renewable sources, contributing to our climate commitments. This percentage reflects the contribution of each country.
•Colombia: 100%
•Panama: 100%
•Guatemala: 23%

Self-generated energy
Self-generated non-conventional renewable energy: we continue to explore implementation projects based on the analysis of our infrastructure.
•Colombia: our main building, General Management, has 1,964 panels, an installed power of 600 kWp, which generated 623.1 MWh during 2024. Additionally, our La Palmas and Torre Oriente branches generated an additional 55.32 MWh. This allows for a total annual generation of 678.39 MWh.
•El Salvador: solar panels were implemented in our data center and 7 branches during 2024, generating 462 MWh.
•Guatemala: has panels at several sites that generated 22.7 MWh.

GRI 305 Emissions
Climate change is a growing challenge. Therefore, Bancolombia is committed to defining concrete actions to actively contribute to mitigation and compensation from our direct operations and move towards a low-carbon economy.
In 2020, we redefined our science-based target for Scopes 1 and 2, aligned with a 1.5°C scenario and with a challenge to achieve carbon neutrality in the countries where we operate by 2030. The definition of this target was based on the science-based methodology (SBTi – Science Base Targets Initiative).
Currently, we implement energy efficiency strategies and utilize renewable energy in 100% of our facilities. This includes the installation of photovoltaic systems in Colombia and El Salvador, as well as the purchase of 100% renewable energy certificates (REC) in Colombia and Panama, and 23% in Guatemala. In addition, we have planted more than 170,000 trees with Fundación Natura, with which we estimate a capture of 2,727 tons of CO2e.
We calculate our carbon footprint using the methodology proposed by the GHG Protocol under the operational control scheme. Only CO2 is included in the calculation as a greenhouse gas, since at the time of making the calculation, we identified that the other gases do not have a significant contribution.

GRI 305-1, GRI 305-2
Direct emissions associated with our consumption of fossil fuels in emergency power generation plants at our branches, the use of our own vehicles in El Salvador, and indirect emissions associated with the electricity purchased for our operations.
During 2024, we increased our Scope 1 + 2 market-based emissions by 32.8% compared to 2023, with an emission of 4,807.16 Tons of CO2e/year and a 75% reduction compared to 2019.
During 2024, we updated fuel emission factors for fuels and electricity across countries.

YEAR	SCOPE 1 (TonCO2e)	SCOPE 2 (TonCO2e)		SCOPE 1+2 (TonCO2e)		2024 target compared to 2019	Achievement of 2024 target compared to 2019
		Location Based	Market Based	Location Based	Market Based
2024	671.50	13,200.82	4,135.66	13,872.33	4,807.16	-47.5%	-75%

Market-Based emissions correspond to the purchase of renewable energy, which accounts for 100% in Colombia and Panama, and 23% in Guatemala.

Biogenic emissions: In the case of Colombia, where B2, B8 and B10 biodiesel are used, the corresponding percentage is calculated as biogenic emissions.

YEAR	Biogenic emissions (Tons of CO2e)
2024	26.66

GRI 305-3
Emissions associated with our paper consumption (category 1), the logistical processes of our branches and buildings in Colombia (category 4) and business air travel (category 6). We will discuss our financed issues in detail in a later chapter.
During 2024, we decreased our Scope 3 emissions by 8.4% compared to 2023 with an emission of 1,545.37 Tons of CO2e/year. Compared to 2019, we achieved a 51% decrease.
During that year, we set a 7% reduction goal for emissions associated with the process of delivering supplies to our branches in Colombia. Thus, thanks to the efforts made between the supplier OFIX and our logistics and distribution area, we achieved a reduction compared to 2023, going from 11 Tons of CO2e/year to 10 Tons of CO2e/year.

YEAR	SCOPE 3 (Tons of CO2e)	2024 target compared to 2019	Achievement of 2024 target compared to 2019
2024	1,545.37	-25%	-51%

Biogenic emissions: This doesn't apply as we lack the necessary information for this calculation.
Remarks:

The emission factors were sourced from:
•Energy
Colombia: Obtained from UPME's annual report.
Panama: It is sourced from local government reports.
El Salvador: Obtained through Low Carbon Power's website
Guatemala: It is sourced from local government reports.
•Fuels
Obtained from UPME calculator and IPCC 2006.
•Paper
It is data provided by the paper supplier.
•Travel
Data provided by the airlines and shared by the travel agency in Panama. For Guatemala, Colombia and El Salvador it is extracted from the EPA Simplified GHG Emissions Calculator (U.S. Environmental Protection Agency).
TOTAL CARBON FOOTPRINT
Due to the purchase of renewable energy certificates, we calculate our footprint based on location and market:

Emisiones Scope 1+2+3 Grupo Bancolombia Market-Based (TonCo2eq)
25000,0
20000,0
15000,0
10000,0
5000,0
0,0
3.137,6
18.660
683
1.046,0
8.486
670
925,8
7.606
540
1.638,5
5.283
526
1.687,7
3.073
547
1.545,4
4.136
672
2019
2020
2021
2022
2023
2024
SCOPE 1.
SCOPE 2.
SCOPE 3.

GRI 305-4, GRI 305-5
Emission intensity and reduction

The changes in emissions since the base year are shown below, as well as the intensity of emissions using as calculation data the number of employees of Bancolombia, Banitsmo, Banco Agrícola and Banco Agromercantil and the number of employees of suppliers that remain at Bancolombia S.A.'s facilities.
By 2024, an increase in total emissions of 20% Tons of CO2e was generated compared to 2023 (Market Based).

YEAR	SCOPE 1	SCOPE 2	SCOPE 2	SCOPE 1+2	SCOPE 1+2	SCOPE 3	TOTAL	TOTAL	VARIATION	VARIATION	TOTAL/EMPLOYEE	TOTAL/EMPLOYEE	VARIATION (Total/Employee)	VARIATION (Total/Employee)
		Location Based	Market Based	Location Based	Market Based		Location Based	Market Based	Total Location Based	Total Market Based	Location Based	Market Based	Location Based	Market Based
2019	682.64	22,717.14	18,660.33	23,399.78	19,342.97	3,137.63	26,537.41	22,480.60	-9%	-23%	0.50	0.42	-13%	-26%
2020	670.28	19,127.70	8,486.25	19,797.97	9,156.53	1,046.00	20,843.98	10,202.53	-21%	-55%	0.38	0.18	-24%	-56%
2021	540.26	19,997.80	7,605.60	20,538.06	8,145.86	925.82	21,463.87	9,071.68	3%	-11%	0.36	0.15	-4%	-17%
2022	526.10	20,847.68	5,283.00	21,373.78	5,809.10	1,638.55	23,012.33	7,447.65	7%	-18%	0.38	0.12	5%	-20%
2023	546.74	14,720.66	3,072.74	15,267.39	3,619.48	1,687.71	16,955.10	5,307.19	-26%	-29%	0.29	0.09	-24%	-26%
2024	671.50	13,200.82	4,135.66	13,872.33	4,807.16	1,545.37	15,417.70	6,352.54	-9%	20%	0.30	0.12	4%	36%

In the following table, we present the emissions intensity of Scope 1+2 and Scope 3.
As denominator, we use the number of employees of Bancolombia, Banitsmo, Banco Agrícola and Banco Agromercantil and the number of employees of suppliers that remain in Bancolombia S.A.'s facilities.

Year	Scope 1+2 (Tons of CO2e)		Total/Employee Scope 1+2 (TonCO2e/employee)		Scope 3 (Tons of CO2e)	Total/Employee Scope 3 (TonCO2e/employee)
	Location Based	Market Based	Location Based	Market Based
2019	23,400	19,343	0.44	0.36	3,138	0.06
2020	19,798	9,157	0.36	0.17	1,046	0.02
2021	20,538	8,146	0.34	0.14	926	0.02
2022	21,374	5,809	0.35	0.10	1,638	0.03
2023	15,267	3,619	0.26	0.06	1,688	0.03
2024	13,872	4,807	0.27	0.09	1,545	0.03

During 2024, 7 solar photovoltaic power generation projects were installed in El Salvador and iREC power was purchased. This allowed the avoidance of emissions for Scope 2 as seen below:

EMISSION REDUCTIONS
IREC			SELF-GENERATED ENERGY
COUNTRY	CONSUMPTION	TONS OF CO2 AVOIDED	CONSUMPTION	TONS OF CO2 AVOIDED
El Salvador			462,010.85	107.16
Panama	9,171,614.67	1,807.73
Guatemala	1,665,489.80	447.52
Colombia	60,802,893.46	6,809.92
TOTAL	71,639,997.93	9,065.17		107.16

Business travel
To offset the impact of the carbon footprint generated by our travel, we continued with the implementation of the internal carbon tax for business travel. In 2024, we generated internal revenue of COP 269,614,972, which we invested in energy efficiency initiatives to reduce energy consumption and the purchase of renewable energy certificates (REC).

TON CO2e EMITIDOS VIAJES CORPORATIVOS (Alcance 3)
102
141
218
1.715
18
16
43
292
4
13
15
202
35
35
115
671
90
74
96
915
125
70
86
803
2019
2020
2021
2022
2023
2024
COLOMBIA
EL SALVADOR
GUATEMALA
PANAMA

GRI 306 Waste

GRI 306-2
In 2024, we managed a total of 1,665 tons of waste, decreasing the amount of waste going to final disposal by 18.3% compared to 2023. Compared to 2019, there was a 3% increase. This poses a challenge for 2025.
For 2024, we recalculated the ppc (per capita production) for the calculation of ordinary waste. This recalculation was performed using the information reported by DANE related to waste generation. In addition, we adjusted the reporting form, classifying WEEE (Waste Electrical and Electronic Equipment) as HW (Hazardous Waste).
GRI 306-3, GRI 306-4, GRI 306-5
In this section, we outline the waste generated during Bancolombia Group's operations. They are differentiated between those disposed of by a third party and those also utilized by third parties. All this information is validated through certificates confirming final disposal or utilization, as applicable.
The managed waste includes recyclables (paper, plastic, glass, PET, cardboard, scrap), special waste, WEEE, and hazardous waste.

WASTE NOT INTENDED FOR OFF-SITE DISPOSAL (TONS)
HAZARDOUS WASTE	2019	2020	2021	2022	2023	2024
Reuse/recycling	0	0	4.45	0	3.09	219.84
Other types of classification	0	0	0	0	0	0
TOTAL	0	0	4.45	0	3.09	219.84
NON-HAZARDOUS WASTE	2019	2020	2021	2022	2023	2024
Reuse/recycling	1,184.33	2,428.08	883.68	887.94	1,138	308.90
Other types of classification	0	0	0	0	0	0
TOTAL	1,184.33	2,428.08	883.68	887.94	1,138	308.90

WASTE DESTINED FOR OFF-SITE DISPOSAL
HAZARDOUS WASTE	2019	2020	2021	2022	2023	2024
Waste incinerated with energy recovery	12.45	6.96	0.11	0.7	0.11	0.08
Waste incinerated without energy recovery	0.12	0.07	3.14	5.2	1.90	3.32
Landfill waste	0	0	0	0	0	0.00
Waste disposed of in other ways (cells)	0	0	1.07	1.93	1.10	0.50
TOTAL	12.56	7.03	4.32	7.82	3.11	3.90
NON-HAZARDOUS WASTE	2019	2020	2021	2022	2023	2024
Waste incinerated with energy recovery	0	0	0	0	0	0.00
Waste incinerated without energy recovery	0	0	0	0	0	0.00
Landfill waste	1,090.31	581.49	682.74	681	1,387	1132.08
Waste disposed of in other ways (cells)	0	0	0	0	0	0.00
TOTAL	1,090.31	581.49	682.74	681.00	1,387	1,132.08
TOTAL WASTE	2,287	3,017	1,575	1,577	2,532	1,665
Recycling %	52%	80%	56%	56%	45%	19%

YEAR	Waste not intended for off-site disposal (Ton)	Waste intended for off-site disposal (Ton)
2024	528,74	1,135.98

YEAR	Waste for final disposal (Tons)	2024 target compared to 2019	Achievement of 2024 target compared to 2019
2024	1,136	-15%	3.0%

Actions carried out during 2024
In the process of delivering supplies to the branches in Colombia, we seek to reduce the number of times that contact is generated with the branch. Therefore, at the same time as orders are delivered, a reverse logistics process is carried out to collect waste. In 2023, we carried out 1,104 activations, while in 2024 we reached 1,401 activations, representing an increase of 27% over the previous year. This process reached 506 branches nationwide, with a total of 29,144 kilos collected and a recovery rate of 99.3% of the material.
We conducted awareness campaigns for the correct separation of waste in Colombia, Panama and Guatemala.
In Colombia, we carried out a campaign with “Marce La Recicladora” to raise awareness among our personnel on how to separate waste.
We remain a member of the Ellen MacArthur Foundation with the objective of strengthening the circular economy within the group.
We are part of the Repack collective in Colombia, which is responsible for the proper management of packaging placed on the market.
Environmental Investments
Breakdown by type of total environmental expenditures and investments

Environmental Investments	Costs (COP)
Investments in energy and water management systems, replacement of equipment, and facilities’ adaptations	25,481,126,190.83
Waste management	6,360,994
Emissions	125,254,325
Other	15,700,000,000
TOTAL	41,312,741,509

OUR CORPORATE GOVERNANCE ISSUES
At Bancolombia Group, we believe that corporate governance and transparency of information are fundamental pillars for maintaining the trust of our investors, materializing our corporate strategy, guaranteeing sustainability and promoting ethical behavior.
The adoption and implementation of the best corporate governance practices in Bancolombia Group strengthen risk management and the internal control system. The documentation and disclosure of the evolution of these practices provides clarity on the responsibilities of our management bodies and their members, facilitating their compliance. Likewise, the delivery of complete, accurate and timely information enables our stakeholders to make informed decisions.
Our Shareholders
The share capital of Bancolombia S.A. is made up of common and preferred shares. On the one side, common shares grant their holder the right to participate in the deliberations of the Shareholders' General Meeting and to vote, and to receive a proportional share of the profits declared. On the other side, preferred shares grant the right to receive, at the time and in the manner approved by the General Meeting, a minimum preferential dividend based on the profits of the previous fiscal year. As a general rule and except for specific decisions identified in the corporate bylaws, preferred shares do not grant voting rights to their holders.
The Bank has an authorized capital of COP 700,000,000,000.00 and a subscribed and paid-in capital of COP 480,913,500,000.00, represented by 961,827,000 subscribed and paid-in shares. As of December 31, 2024, the total number of shareholders was 43,522. Of these, 25,700 are holders of preferred shares, 14,634 are holders of common shares, and 3,188 are holders of both common and preferred shares.
The following is the distribution of share capital as of December 31, 2024:

Type of Shares	Number of Outstanding Shares	Number of Shareholders Owning a Type of Shares	Percentage of Participation in Share Capital for Each Type of Share
Common	509,704,584	14,634	52.99%
Preferred	452,122,416	28,888	47.01%
Total	961,827,000	43,522	100%
To date, we are not aware of any beneficial owners with a percentage of more than 10% of our share capital.
The information on shareholders with significant shareholdings as of December 31, 2024, is listed below:

Name	Common %	Preferred %	Total %
Grupo de Inversiones Suramericana S.A.	46.11%	0.00%	24.43%

Fondo Bancolombia ADR Program	0.0%	27.02%	12.70%
Fondo de Pensiones Obligatorias Porvenir Moderado	8.19%	1.97%	5.27%
Fondo de Pensiones Obligatorias Protección Moderado	5.65%	3.58%	4.68%
Fondo Bursátil Ishares MSIC COLCAP	3.63%	7.26%	5.34%

No public entity has a shareholding of more than 5%.
We are not aware of any agreements entered into among our shareholders that have as their purpose the management of the business, voting alignment or similar matters. In addition, in accordance with current applicable regulations, we do not have any shares held in reserve.
In accordance with our Good Governance Code, the Directors and Administrators of Bancolombia S.A. may, directly or through an intermediary, sell or acquire shares of the Bank, while they are in the exercise of their positions, as long as they involve operations unrelated to speculation and have authorization from the Board of Directors. The administrators may not carry out the operation during the months of January, April, July and October of each year, nor during the first ten calendar days of the remaining months, nor during the period between the time when the administrators become aware of a relevant operation or business to be carried out by the entity and the time when it is disclosed to the market. The regulations adopted by the Board of Directors in this regard are regulated in paragraph 3.4. of the Good Governance Code, which can be consulted at the following link:
www.grupobancolombia.com/wcm/connect/
www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X

In the case of Directors and members of Senior Management, the authorization of the Board is promptly informed to the market through the relevant information mechanism.
As of December 31, 2024, our members of the Board of Directors and Senior Management held the following shares in the company:

Shareholder Name	Total Shares	% Interest
Juan David Escobar Franco	88	0.00%

As explained below, the Bank's employees, including members of Senior Management, receive 30% of their variable compensation in units of a fund that invests exclusively in the

Company's shares and is managed by Protección. Likewise, the Directors, as agreed by the shareholders, receive 30% of their remuneration through this fund.
Communication with our Shareholders
For Bancolombia Group it is essential to maintain open and transparent communication with its shareholders, ensuring their access to complete, clear and timely information. For this reason, we have a corporate website, available in Spanish and English, where we publish financial and non-financial information, details about the corporate structure, the composition of the governing bodies, information about our directors and main shareholders, the most relevant corporate documents, and topics related to sustainability, environmental, social and human capital management, among other information of interest.
Through the Shareholder Service Center, managed by Fiduciaria Bancolombia S.A., we answer the queries and requirements of our shareholders during the year. In 2024, we handled 24,205 shareholder requests, mainly related to tax certificates, dividend payment updates, general and historical certificates, blocking or unblocking, and certificates of deposit. We also attended a total of 351 calls and 71 visits.
Our Investor Relations Office offers a live streaming channel for quarterly earnings presentations, where participants have the opportunity to submit questions in real time. The recordings and presentations made in these spaces are available on the market on our corporate website. Additionally, our shareholders may request specialized audits on specific topics, on the terms provided for this purpose in our Good Governance Code. Likewise, our management team holds periodic meetings of an informative nature with investors, analysts, and risk rating agencies in Colombia and abroad, to present the progress and performance of the Bancolombia Group’s businesses. Thus, achieving enriching spaces for dialogue for all parties.
In compliance with current Colombian regulations and the guidelines established by the Securities and Exchange Commission (SEC), we disclose relevant information to the market through the mechanism established by the Financial Superintendency of Colombia (SFC) and through 6-K reports. Our relevant information is also available to the public on our corporate website in both Spanish and English at the following link:
www.grupobancolombia.com/relacion-inversionistas/informacion-interes/informacion-relevante
With the prior approval of the Disclosure Committee, a body that reports directly to the Audit Committee and is in charge of verifying that the information we publish is accurate, clear and timely, during 2024, Bancolombia S.A. published 47 relevant disclosures to the market. The rating agencies transmitted 3 additional relevant information announcing ratings of our issued securities and of our company as a securities issuer.
Shareholders' Meetings held during 2024
During 2024, we held three Shareholders' Meetings. In each of them, the Board of Directors established measures aimed at ensuring the equitable treatment of all our shareholders, addressed to the legal representatives, administrators and other employees of Bancolombia S.A. and Fiduciaria Bancolombia S.A. These measures included, among others, refraining from promoting the granting of blank proxies, receiving proxies where the name of the representative is not clearly defined, admitting as valid proxies without fulfilling the legal requirements, suggesting the name of proxies and recommending a vote in favor or against any proposal.
The fair treatment measures are published as relevant information and have been made available to our shareholders on our corporate website. In addition, we adopted actions to make it easier for our shareholders to evaluate the information concerning each Meeting.
The following is a detail of each of the meetings of the 2024 General Shareholders' Meeting:
1.Ordinary Meeting of the General Shareholders' Meeting:
It was held on March 15, and was convened on February 21, 22 common days in advance, a term that exceeded the term established in the bylaws and current regulations. The announcement was published in two widely circulated newspapers, and appeared as relevant information in both Colombia and the United States.
Within the legal term, that is, 15 business days before the meeting, the information pertinent to the General Meeting was made available to our shareholders and the general public on our corporate website. Likewise, within the same term, our shareholders had access to the documents pertaining to the right of inspection at our main domicile.
At the meeting, 474,105,073 shares of our common stock were duly represented, equivalent to 93% of our total common and outstanding shares.
At this meeting, the management report, the Audit Committee's report, the standalone and consolidated financial statements, the Statutory Auditor's reports, the Profit Distribution Project, the election of the Statutory Auditor for the period 2024 – 2026 and his fees, a proposal to amend the Company's bylaws and the update of the remuneration of the Board of Directors were presented to the shareholders for their consideration.
An alternative dividend distribution proposal was received from a shareholder, which was published on our website and read at the General Shareholders' Meeting. The proposal submitted by management, which was available to the shareholders during the term of the right of inspection, was voted on first. Likewise, it was informed that, in the event that the proposal did not obtain the required votes to be approved, the proposal presented by the shareholder would be submitted to a vote.
The proposal presented by the administration was approved by the Meeting with the legally and statutorily required majorities. Likewise, the General Shareholders' Meeting approved the payment of an annual dividend of COP 3,536 per common or preferred share, payable in 4 quarterly installments of COP 884 per share per quarter, on the following dates: April 1, July 2, October 1, 2024 and January 2, 2025.
The General Shareholders' Meeting reelected PwC Contadores y Auditores SAS as Statutory Auditor for the period April 2024 – March 2026. Annual fees were approved for eleven billion four hundred forty-five million five hundred seventy-two thousand twenty-five Colombian pesos (COP 11,445,572,025). By 2025 the value of fees and expenses will increase in accordance with the CPI. Likewise, management was authorized, with the approval of the Audit Committee, to make payments for additional services associated with the statutory audit and SOX functions, for an amount not to exceed 10% of the total annual amount authorized by the Meeting.
In order to attract and retain members of the Board of Directors with the highest knowledge and competencies that contribute to the generation of value and the fulfillment of strategic objectives, for the benefit of shareholders, the 2024 General Shareholders' Meeting approved the update of the remuneration of the Board of Directors, in a global economic context of inflation.
The amount of the monthly fees for the Board of Directors and for participation in the Support Committees was set at thirteen million four hundred twenty-five thousand four hundred eighty-seven Colombian pesos (COP 13,425,487) for Directors residing in Colombia and three thousand three hundred thirty-six dollars (USD 3,336) for Directors residing abroad, plus a per diem of two hundred sixty-eight dollars (USD 268) per travel day to attend the Board or Committees in person. In accordance with the policy approved in previous sessions, 70% of the Board of Directors' fees are paid in cash. The remaining 30% is contributed to an Institutional Fund whose only investment is shares of the Bank and is subject to a two-year term of permanence, counted from each contribution.
Finally, the General Shareholders' Meeting approved a reform of the Company's bylaws that adopted best practices, provided greater clarity and updated the bylaws in line with current regulations. The proposed comprehensive amendment to the bylaws was made available to the shareholders during the term of the right of inspection and in the booklet delivered to them at the time of registration. The most relevant changes are described below:
•The company's term was extended for another 100 years, until the year 2144.
•Regarding the conflict resolution mechanism, the Arbitration and Conciliation Center was changed from the Chamber of Commerce of Bogotá to the Chamber of Commerce of Medellín, considering that the Bank's main domicile is Medellín. Also, for consistency purposes, the holders of political or economic rights of the shares issued by the Bank were included within the application of this article.
•Regarding the duties of the administrators, the obligation to maintain information confidentiality was reinforced under their responsibility. In addition, it was clarified how to proceed in the event of a conflict of interest, in accordance with current regulations.
•Regarding the election of the Board of Directors, the term for calling the meetings at which directors are elected was extended to 15 business days. Likewise, the presentation and evaluation of candidates and slates was regulated, ensuring sufficient time for national and international shareholders to examine the information and define the direction of their vote.
•Regarding the operation of the Board of Directors, the term of notice for extraordinary meetings of the Board of Directors was extended to 3 business days, so that the directors have sufficient time to evaluate the information. The procedure to be followed in the event of a possible conflict of interest was specified. In addition, in order to guarantee shareholders clear and accurate information in the event of a tender offer, the Board of Directors was authorized to hire advisors, if it so decides, to analyze the offer in a comprehensive manner. This will allow shareholders to have an external and expert perspective, as is the case in international markets.
•Finally, we defined limits to the powers of the System Managers, Branch Managers and Assistant Branch Managers, in their capacity as legal representatives, in order to adjust them to the responsibilities inherent to their role.
Details of the proposals submitted for consideration by the shareholders, including the text of the amendment to the bylaws, can be consulted at the following link:
www.grupobancolombia.com/relacion-inversionistas/informacion-interes/asambleas-accionistas
2.Extraordinary General Shareholders' Meeting:
The second meeting of the 2024 Shareholders' Meeting was held on June 26, and was called on May 29, 27 common days in advance, a term that exceeded the term established in the bylaws for the Meetings at which the Board of Directors is elected, and in the current regulations. The announcement was published in a widely circulated newspaper, and as relevant information both in Colombia and in the United States. Shareholders had access to the information of the Meeting and to all management's proposals 15 common days in advance.
At the meeting, 460,622,076 shares of our common stock were duly represented, equivalent to 90.37% of our total common and outstanding shares.
At this meeting the shareholders elected the Board of Directors for the period July 2024 – March 2026, approved additional fees for the statutory auditors, approved the rules for the election of members of the Board of Directors, and approved an amendment to the bylaws.
The election of the Board of Directors took place following the resignation of Gonzalo Alberto Pérez Rojas, which was communicated to the market on May 03 through relevant information mechanisms and Form 6-K. The Meeting reelected the Directors who were already serving in the role, as listed in the Board of Directors section of this report. Additionally, the Meeting appointed Ricardo Jaramillo Mejía, President of Grupo Sura, as a new Director. We published on our corporate website, with the same advance notice as the call for applications, the schedule of dates for the application of candidates, as well as the instructions to carry it out. Both documents were aligned with the procedure established in Article 47 of our bylaws.
As part of the Board election process, only one slate was received from the shareholders Grupo de Inversiones Suramericana S.A. and Inversiones y Construcciones Estratégicas S.A.S. within the four business days following the publication of the notice of meeting. The Good Governance Committee, ten business days before the Extraordinary Meeting, assessed compliance with the selection criteria outlined in the Good Governance Code. It also evaluated each candidate’s qualifications, experience, and professional background, ensuring that no disqualifications or conflicts of interest existed.

In the evaluation carried out by the Good Governance Committee, the academic and professional career of the candidates, their personal qualities, their analytical and managerial skills, their competencies, their knowledge of the industry, financial, risk, legal, commercial, economic or strategic aspects, their contribution to the management of Bancolombia S.A., and their complementarity and diversity were taken into account. Likewise, the aptitude to take office before the Financial Superintendency of Colombia (SFC) and the availability of each candidate to attend at least 80% of the total number of meetings, to review the material in advance and to take part in the training offered by the Bank were also taken into account.
In general terms, the Good Governance Committee concluded that the candidates included in the list presented are upright professionals and have high ethical standards and good reputation. Additionally, they have top-level academic preparation, knowledge and a professional career that allow them to direct the Bancolombia Group to its purpose. They have experience in risk management and sustainability, as well as a global and strategic vision of business. None of them is immersed in causes of inability or incompatibility, and the independent members meet the conditions set forth in the Good Governance Code to be considered as such. Likewise, the candidates present a high degree of complementarity and diversity in technical strengths, academic and professional experience, both nationally and internationally, in fields relevant to the Group's management and the adequate management of its risks and business. The evaluation of the Good Governance Committee regarding each of the candidates can be consulted on our website at the following link:
www.grupobancolombia.com/wcm/connect/
www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X

Additionally, the Meeting approved an additional amount for appropriations and fees for the statutory auditors of up to one billion six hundred ten million Colombian pesos (COP 1,610,000,000) payable in one or more installments between July 2024 and March 2025, to certify the financial situation of Bancolombia S.A. within the framework of the hybrid bond issuance process in the United States.
Likewise, with the purpose of advancing in the strengthening of corporate governance, the General Shareholders' Meeting approved a regulation for the election of members of the Board of Directors. This regulation incorporates the criteria of independence, as well as the disqualifications and conflicts of interest of the candidates for Board members in force in the Good Governance Code, in such a way that they have greater dissemination and are widely known by the shareholders. These criteria take into account the provisions applicable to commercial companies, issuers of securities, entities supervised by the SFC, as well as the recommendations of the Country Code. Additionally, considering that the Bank is an issuer of securities in the United States, these criteria also take into account the standards applicable to companies listed in the United States and those listed on the New York Stock Exchange (NYSE).

Finally, the General Shareholders' Meeting approved an amendment to the Company's bylaws, which was made available to shareholders 15 days in advance and in the booklet provided to them at the time of registration. The most relevant changes were:
•Articles 47 and 54 of the bylaws were amended to specify that the election of the Board of Directors must take into account the Regulations for the Election of Members of the Board of Directors approved by the Meeting.
•Article 95 was added to the bylaws, aimed at enhancing the protection of shareholders' rights by granting selling shareholders the right to receive the highest price paid during a 12-month period by a buyer intending to acquire a significant percentage of the company Specifically, Article 95 establishes that, if a purchaser achieves in successive purchases and during 12 months, shareholding percentages of more than 25% or 5% after a Public Share Offering, he/she will be obliged to match the price to the shareholders who have sold their shareholding to him/her during that period of time. The article also states that the buyer must establish a process that allows sellers to know if they are beneficiaries of the right of price equalization, and claim the respective payment.
Details of the proposals submitted for consideration by the shareholders, including the text of the amendment to the bylaws, can be consulted at the following link:
www.grupobancolombia.com/relacion-inversionistas/informacion-interes/asambleas-accionistas
3.Extraordinary General Shareholders' Meeting:
The third Shareholders' Meeting was held on December 11, and was called on December 2, six business days in advance and eight common days in advance, thus complying with the legal and statutory term defined for Extraordinary Shareholders' Meetings. The announcement was published in a widely circulated newspaper, and as relevant information both in Colombia and in the United States. It was also published in Spanish and English on our corporate website.
At the meeting, 410,227,567 shares of our common stock were duly represented, equivalent to 80.48% of our total common and outstanding shares.
At said meeting, the shareholders authorized the Management, with the approval of the Audit Committee, to make payments for additional services rendered by PWC, associated with the process of evolution of the corporate structure of Bancolombia S.A. and its subordinates. These payments shall not exceed three billion six hundred million Colombian pesos (COP 3,600,000,000) and two hundred thousand dollars (USD 200,000) for the services required in Colombia, the United States or other jurisdictions in which the Bancolombia Group operates. The contracting and payment of the additional services may take place between 2024 and 2025. The dollar value will be paid at the TRM in effect on the date payment is made.
The details of the proposal submitted for consideration of the shareholders can be consulted at the following link:
www.grupobancolombia.com/relacion-inversionistas/información-interes/asambleas-accionistas

Our Board of Directors1
According to the information provided to the market by Grupo de Inversiones Suramericana S.A. on August 31, 2023, Gonzalo Alberto Pérez Rojas, former Chairman of said company and former member of the Board of Directors of Bancolombia S.A., tendered his resignation to the Board of Directors of Grupo de Inversiones Suramericana S.A., the day after he turned 65 years of age. The Board of Directors of Grupo de Inversiones Suramericana S.A. accepted his resignation and asked him to remain in office until April 30, 2024. On May 03, 2024, Bancolombia S.A. announced that Gonzalo Alberto Pérez Rojas resigned from his position as a member of the Bank's Board of Directors, effective May 01, 2024.
As explained above, the Extraordinary Shareholders' Meeting held on June 26 reelected the Directors who were already serving in the role and elected Ricardo Jaramillo Mejía, President of Grupo Sura, as the new Director. Prior to the appointment, the Good Governance Committee evaluated the candidates and concluded that they are suitable professionals, that none of them is immersed in any cause of inability or conflict of interest, and that the independent members meet the conditions set forth in the Good Governance Code to be considered as such.
Thus, our Board of Directors, appointed for the period from July 2024 to March 2026, has a diverse composition that integrates experience and innovative perspectives. This combination of skills, qualities and backgrounds guarantees the performance required by the governing body of a systemically important institution such as Bancolombia S.A.
Our Board of Directors is comprised of 71% independent directors, 29% foreign directors, and 29% female participation. 100% of our Directors are over 50 years of age. The average period of tenure of the Directors is five years, as follows:
•Ricardo Jaramillo Mejía: Equity member of the Board of Directors since 2024, he was appointed at the Extraordinary Shareholders' Meeting held on June 26.
•Juan David Escobar Franco: Equity member belonging to the Board of Directors since 2020. He was reelected in 2021, 2023 and 2024.
•Andrés Felipe Mejia Cardona: Independent member belonging to the Board of Directors since 2016. He was reelected in 2018, 2020, 2021, 2023 and 2024.
•Arturo Condo Tamayo: Independent member, of Ecuadorian nationality, belonging to the Board of Directors since 2016. Expert in cybersecurity issues. He was reelected in 2018, 2020, 2021, 2023 and 2024.
•Luis Fernando Restrepo Echavarría: Independent member belonging to the Board of Directors since 2016. He is currently the Chairman of the Board. He was reelected in 2018, 2020, 2021, 2023 and 2024.
•Silvina Vatnick Independent member, of Argentinian nationality, belonging to our Board of Directors since 2021. Expert in financial and ESG issues. She was reelected in 2023 and 2024.
•Sylvia Escovar Gómez: Independent member belonging to the Board of Directors since 2020. She was reelected in 2021, 2023 and 2024.
1 It is important to note that when we refer to independent or equity directors, we refer to the definitions set forth in current Colombian regulations and in the Good Governance Code.

•All of our Directors have a recognized reputation, decision-making capabilities, analytical skills and the necessary competencies to perform their duties and assume their responsibilities as Directors of a systemic entity such as Bancolombia S.A. Their knowledge and specialties allow them to measure and evaluate risks in a comprehensive manner, as well as to contribute to the financial, internal control, technological, commercial, economic and legal aspects of the Bancolombia Group. None of our Directors are employees of Bancolombia S.A. or its subsidiaries, nor are they members of the Boards of Directors of the latter.
The professional profiles of our Directors, together with their academic and professional trajectory, as well as their participation in administrative bodies of other organizations, are available on our institutional website. They can be consulted in the Board of Directors tab by clicking on the following link:
www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia
As reported earlier, the 2024 Annual General Meeting of Shareholders approved the update of the remuneration of the Board of Directors.
Operation of the Board of Directors during 2024
In accordance with our bylaws, the Board of Directors has broad powers to order the execution or performance of any act or contract within the Bank's corporate purpose and to adopt the necessary decisions in order for the Bank to fulfill its objectives. Among its main responsibilities, the Board of Directors is in charge of defining the general, financial and risk policies, as well as the strategic objectives of both the Bank and the Bancolombia Group, for which it evaluates its performance.
In addition, it has special powers, including, but not limited to:
•Set the general salary and extra-legal benefits system.
•Define the general structure of the Bank that it deems appropriate for the adequate management of the Bank and the Bancolombia Group.
•Approve the creation of Vice Presidencies and designate legal representatives.
•Oversee the effectiveness of the internal control system, risk management systems and legal compliance.
•Authorize the incorporation of subsidiaries and affiliates, as well as the acquisition, subscription or disposal of shares, quotas or rights in other companies or enterprises that comply with the conditions set forth in our bylaws.
•Appoint the members of the Board Support Committees.
•Approve the Code of Ethics and the Good Governance Code.
•Promote respect and equitable treatment of all shareholders and other securities investors.
•Carry out, under the terms established in the Good Governance Code, the evaluation of its own management and that of the Bank's President.

The duties of the Board of Directors are set forth in Article 61 of our bylaws. The Board of Directors Operating Regulations are included in the Good Governance Code. Both documents are available in Spanish and English on our corporate website:
www.grupobancolombia.com/corporativo/gobierno-corporativo/documentos-de-interes

Among other functions carried out during 2024, in its capacity as the highest management and administration body, the Board of Directors:
•Authorized the management to advance in the procedures and execute all the necessary acts to perfect the transactions leading to modify the corporate structure of the Bancolombia Group through the creation of a parent company to be called Grupo Cibest S.A. by means of: (i) the partial spin-off of Bancolombia (Panamá) S.A. for the benefit of the Beneficiary Company BC Panamá S.A.S.; (ii) the merger by absorption by Bancolombia S.A. of the Beneficiary Company BC Panamá S.A.S.; (iii) the partial spin-off of Banca de Inversión Bancolombia S.A. Corporación Financiera for the benefit of Bancolombia S.A.; and (iv) the partial spin-off of Bancolombia S.A. for the benefit of Grupo Cibest S.A. The procedures and actions referred to in this authorization include, but are not limited to, those aimed at calling the shareholders' meeting of Bancolombia S.A. once the necessary regulatory approvals are obtained in Colombia, Central America, and other countries where the Group operates, as well as the relevant procedures and registrations in Colombia and the U.S. related to the actions of Grupo Cibest S.A.
•Authorized the preparation, filing and registration of Form F-4 under the U.S. Exchange Act of 1933 with the Securities and Exchange Commission (SEC), pursuant to the Exchange Act of 1933. Form F-4 is related to the evolution of the corporate structure of Bancolombia and its subordinates indicated in the previous point.
•Approved the constitution of the new Technology and Cybersecurity Committee as a support committee to the Board of Directors, and its rules of procedure.
•Approved amendments to the regulations of the Audit, Risk and Good Governance Committees.
•Recommended to the General Shareholders' Meeting the appointment of the Statutory Auditor, after evaluation by the Audit Committee of the proposal submitted.
•Appointed the new Compliance Officer.
•Analyzed the strategic execution and performance of the businesses in the geographies in which the Group operates.
•Evaluated the reports from management, internal audit and the Statutory Auditor on the evolution of the different risk management systems.
•Through the Risk Committee, followed up on the different risks in the risk map.
•Monitored the proper functioning of the control, risk monitoring and compliance systems, making recommendations for their continuous strengthening.
•Approved the annual calendar of its ordinary sessions.
•Defined the company's annual budget.
•Approved modifications to the Good Governance Code, the SIAR Manual, and the Code of Ethics.
•Monitored the financial results of the Bank and Bancolombia Group.
•Authorized the capitalization of subsidiaries and affiliates.
•Carried out appointments of administrators and Senior Management members.
•Evaluated, among others, periodic reports on AMV (Colombian Securities Market Self-Regulator) certifications, cybersecurity reports, business continuity plan, stress test results, and information security policies.

On September 24, 2024, once the Directors elected at the Extraordinary Shareholders' Meeting held on June 26 were appointed by the SFC, the Board reelected Luis Fernando Restrepo Echavarría, independent director, as its Chairman and appointed Ricardo Jaramillo Mejía, equity director, as Vice Chairman. In addition the Board of Directors appointed the members of the Board Support Committees.
In compliance with the assigned duties, the Chairman of the Board ensured the efficiency and proper performance of the Board, and guided the discussions to ensure the participation of the Directors and the relevance and effectiveness of the debates. Likewise, together with the General Secretary and the Good Governance Committee, he managed the annual evaluation process of the Board of Directors and its Support Committees and the process of defining the annual thematic agenda of the Board of Directors. This agenda guides the activities of the Board of Directors, helping to plan, follow up and fulfill management and supervisory functions. This allows the Board to strategically address business, risks and adapt to the dynamics of the environment, the evolution of operations and the needs of the Bancolombia Group.
The Legal Vice President and General Secretary, in addition to the functions already mentioned, is responsible for making available to the Directors the information and documentation to be evaluated at the meetings of the Board of Directors and Support Committees. Additionally, she is responsible for reflecting in the minutes of the Board of Directors the development of the meetings and the decision-making processes, as well as to ensure compliance with the procedures and rules of corporate governance, in accordance with the provisions of the Bylaws and other corporate documents.
During 2024, 12 ordinary and 3 extraordinary meetings of the Board of Directors were held, with an average attendance rate of 92.8% The average attendance at Board meetings by each Director is as follows:
•Ricardo Jaramillo Mejía*: 83%
•Juan David Escobar Franco: 87%
•Andrés Felipe Mejía Cardona: 100%
•Arturo Condo Tamayo: 87%
•Luis Fernando Restrepo Echavarría: 93%
•Silvina Vatnick 100%
•Sylvia Escovar Gómez: 100%

*Ricardo Jaramillo Mejía was appointed Director at the Extraordinary Shareholders' Meeting held on June 26. Average attendance is calculated from his appointment.
** Gonzalo Alberto Pérez Rojas attended 83.3% of the meetings held up to the date of his resignation.
According to the Board of Directors' operating regulations outlined in Section 3.1 of the Good Governance Code, Directors must have sufficient time availability to take on responsibilities in service of Bancolombia S.A., which includes thoroughly reviewing materials and attending sessions. Availability also implies an attendance that must not be less than 80% of the total annual meetings of the Board and Committees, except in the case of justified force majeure.
The total amount paid to the Directors for their participation in the Board and in the different Support Committees held during 2024 amounted to two billion four hundred seventy-three million seven hundred ninety-six thousand five hundred fifty-three Colombian pesos (COP 2,473,796,553). Per diems amounted to fifty-eight million five hundred thirty-six thousand seventy-two Colombian pesos (COP 58,536,072).
Support Committees of the Board of Directors
Our Board of Directors has five Support Committees. Each Committee has a President and an Internal Regulation that regulates its composition, the frequency of its meetings and its functions. At the meeting immediately following a Committee's session, the Chairman of the Committee reports to the full Board on the matters evaluated and the decisions made at the meeting, or the decisions recommended to the Board.
Technology and Cybersecurity Committee
In view of our responsibility to identify trends and manage risks, and taking into account the importance of technology in our strategy, the Board of Directors established the Technology and Cybersecurity Committee in September 2024. The main objective of this Committee is to support the Board of Directors in the strategic direction and oversight of technology and cybersecurity matters of Bancolombia S.A. To this end, the Committee is aware of technology trends that could affect our strategic plans and reports on the technology operations of Bancolombia S.A. The Committee also monitors the development of the strategic technology plan and the performance of significant investments in technology and cybersecurity. The creation of this Committee allows close monitoring by the Board of Directors of technology and cybersecurity issues, including the action plans implemented to close the gaps.
The Committee is comprised of four members of the Board of Directors, including three independent Directors, among them the Director with expertise in security matters. The Vice President of Corporate Services, the Vice President of Technology, the Corporate Cybersecurity Environment Leader and the Director of Non-Traditional Risks attend the Committee as permanent guests. Jorge Noguera, external advisor to the Board of Directors on technology and cybersecurity, also attends the meetings. Additionally, the Vice President of Internal Audit and the Vice President of Risk may attend as guests, as well as any other relevant employee in accordance with the topics to be discussed. The Manager of Special Initiatives of the Vice Presidency of Technology Services acts as Secretary of the Committee.
During 2024, the Committee received a leveling in the Bank's cybersecurity technology and management expertise. It also discussed in depth the ongoing action plans related to channel availability events, and followed up on their evolution. Additionally, it reviewed the findings from Internal Audit regarding technology, cybersecurity, and cloud matters, as well as the exposure to technology and cybersecurity risks.
The Committee met four times over the course of 2024, with an average attendance rate of 93.7%, as follows:
•Silvina Vatnick, independent director and Chairwoman of the Committee: 100%
•Arturo Condo Tamayo, independent director and cybersecurity expert: 100%
•Andrés Felipe Mejía Cardona, independent director: 100%
•Juan David Escobar Franco, equity director: 75%

Good Governance Committee

The Good Governance Committee is composed of three independent members of the Board of Directors, and is permanently attended by the President of Bancolombia S.A. The Legal Vice President and General Secretary of Bancolombia S.A. acts as Secretary of the Committee. The main purpose of this Committee is to support the Board of Directors in the fulfillment of its functions related to corporate governance, approve the ESG strategy and review its compliance.
During 2024, the Committee learned the results of the evaluation of the Board of Directors for the 2023 fiscal year and made suggestions to strengthen the Board's effectiveness. It also evaluated the thematic agenda of the Board of Directors for 2024. The Committee reviewed and recommended the statutory amendments proposed by management at the Ordinary Shareholders' Meeting held on March 15 and the Extraordinary Shareholders' Meeting held on June 26, as well as the proposed compensation for the Board of Directors. In addition, the Committee recommended the Board of Directors to adopt the modifications to the Good Governance Code, the Good Governance Committee regulations, and to implement the Orientation and Training Policy for members of the Board of Directors.
Additionally, as previously mentioned, for the election of the members of the Board of Directors carried out by the Extraordinary Shareholders' Meeting on June 26, 2024, the Committee conducted an assessment of compliance with the selection criteria defined in the Good Governance Code, and analyzed the suitability, experience, and professional profile of each candidate, as well as the absence of disqualifications and conflicts of interest regarding them.
In the area of sustainability, the Committee followed up on the ESG strategy and indicators, and learned about the ESG disclosure framework for the geographies in which we operate.
During 2024 the Committee met six times with an average attendance of 94.3%, as follows:
•Luis Fernando Restrepo Echavarría, independent director and President of the Committee: 100%
•Sylvia Escovar Gómez, independent director: 100%
•Arturo Condo Tamayo, independent director: 83%

Appointment, Compensation and Development Committee:
The Appointment, Compensation and Development Committee is made up of two independent members and one equity member of the Board of Directors. The Committee is attended by the President of the Bank, the Corporate Vice President of Talent and Culture, and the Compensation and Benefits Manager, who acts as Secretary of the Committee.
The main task of the Appointment, Compensation and Development Committee is to support the Board of Directors in determining the policies and provisions for the selection, appointment, hiring and remuneration of Senior Management and all matters related to the Bancolombia Group’s remuneration model.
During 2024, the Committee met twice, once by written vote. The Committee approved the executive team's Long Term variable compensation indicators, evaluated Banistmo's variable compensation model and had an average attendance rate of 100%, as follows:

•Sylvia Escovar Gómez, independent director and Chairwoman of the Committee: 100%
•Luis Fernando Restrepo Echavarría, independent director: 100%
•Ricardo Jaramillo Mejía, equity director*: Does not apply

*Ricardo Jaramillo Mejía was appointed Director at the Extraordinary Shareholders' Meeting held on June 26. The Committee met prior to that date, with the participation of Gonzalo Alberto Pérez Rojas, former equity director.
Risk Committee
The Risk Committee of Bancolombia S.A. is composed of two independent members and one equity member of the Board of Directors. This Committee is permanently attended by the President and the Vice President of Risks of Bancolombia S.A. Jorge Noguera, external advisor to the Board of Directors, attends as a guest when the topics to be discussed at the meeting include technological or cyber risk issues.
The Committee meets monthly, and its main objective is to support the Board of Directors in the approval, monitoring and control of policies, guidelines and strategies for risk management.
During 2024, the Committee supported the Board of Directors in the approval, follow-up and control of risk management policies, guidelines and strategies. It also conducted monthly monitoring of the different indicators and the behavior of the risks in the organization's risk map, including ESG and cybersecurity risks.
The Committee met 12 times during 2024, with an average attendance rate of 97.3%, as follows:
•Andrés Felipe Mejía Cardona, independent director and President of the Committee: 92%
•Silvina Vatnick, independent director: 100%
•Juan David Escobar Franco, equity director: 100%

Audit Committee
The Audit Committee of Bancolombia S.A. is composed of three independent members of the Board of Directors, one of them being the financial and ESG expert and the other the cybersecurity expert. This Committee is attended by the Vice President of Internal Audit of Bancolombia S.A., the Statutory Auditor, Dr. Luis Alberto Zuleta, external advisor to the Audit Committee, and when the issues to be discussed include technological or cybersecurity matters, Jorge Noguera, external advisor to the Board of Directors.
The Committee meets monthly, and its main objective is to serve as support to the Board of Directors in supervising the effectiveness of the internal control system of Bancolombia S.A., in particular, and of the Bancolombia Group, in general, as well as in its improvement. During 2024, the Committee supervised the integrity of the financial statements, the financial reporting process and the internal accounting and financial control systems. It also approved and monitored the execution of the Internal Audit and Statutory Auditor's work plan, guaranteeing their autonomy, objectivity and independence. It also monitored the different programs managed by the Compliance Vice Presidency including SARLAFT, Ethics, FATCA, Data Protection, Anti-Fraud, and Regulatory

Compliance. It also recommended to the Board the approval of the Information Security Policy and approved the 20F and the Internal Audit Charter.
The Audit Committee met 16 times during 2024, with an average attendance rate of 92%, as follows:
•Arturo Condo Tamayo, independent director and Chairman of the Committee: 88%
•Andrés Felipe Mejía Cardona, independent director: 88%
•Silvina Vatnick, independent director: 100%

Information management
The timely delivery of information is essential for our Directors to actively participate in sessions and make informed decisions. In this regard, we make use of a web-based tool with exclusive access for the Directors. Through this tool, we make available to them, at least four days in advance, the material to be presented to the Board Support Committees and the Board of Directors, for their prior evaluation and analysis. In addition to guaranteeing timely access to information for Directors, this tool protects the confidentiality of the information.
At the Ordinary Shareholders' Meeting held on March 15, 2024, an amendment to “Article 36. Duties of Directors” of the Company's bylaws was approved, in order to complement the obligation of reserve of the directors, pursuant to the regulations of the Company's Good Governance Code. Paragraph 4 of said article establishes that any person appointed as a member of the Board of Directors adheres to the Information Management Regulations set forth in the Good Governance Code and is required to sign the Agreement for Access and Use of Information. Said regulation, developed in paragraph 3.7 of the Good Governance Code, establishes that the Directors must keep and protect the confidentiality of the information to which they have access. It also states that their functions as Directors must be performed in the best interest of the Bank, considering the interests of its associates. Therefore, they must refrain from using confidential information for any purpose other than the performance of their duties.
Evaluation of the Board of Directors and its Support Committees
In compliance with the provisions of the Good Governance Code, the Bank's Board of Directors carries out an annual evaluation of its management and that of its Support Committees. These evaluations alternate between internal and external. Thus, between December 2023 and February 2024, the external advisor Governance Consultants conducted an evaluation of the Board's management during 2023. Likewise, in January 2025, a self-assessment of the 2024 management was carried out.
The evaluation took into account the composition of the Board of Directors, the strategic role of this body, the interaction and dynamics of the Board, access to information and coordination of the agenda, the dynamics of the different Support Committees and Board meetings, and the performance of Senior Management.
The diversity of knowledge of the Directors was positively highlighted, as it allows for a holistic view of the Bank's sustainability on all fronts. In addition, the operation of the Committees, the evolution of the organization's corporate governance and the importance of the specialty of the Committees for the dynamics of the Board of Directors were highlighted. Likewise, the Directors highlighted as strengths of the Board the commitment, trust, respect, professionalism, experience, talent, independence and leadership of its members.
The Directors recommended continuing to work on the Board of Directors' agenda while maintaining a strategic focus in the discussions. Likewise, they requested to continue promoting the training offered to the Directors, especially in cybersecurity and digital transformation.
The results of the Board's self-assessment for 2024 were evaluated by the Good Governance Committee and the Board of Directors, and were taken into account for the construction of the annual thematic agenda and the improvement of the governing body.
Board of Directors Training
The training received by the Directors enables them to perform their duties effectively.
The Good Governance Code, in section m of paragraph 3.1., documents the Orientation and Training Policy for Directors, which was incorporated into the Code in 2024. In line with this policy, and with the aim of ensuring that newly appointed Board members understand their responsibilities and the organization's operations, the General Secretary coordinates their orientation plan. This plan is tailored based on each Director’s experience, background, and profile, the Support Committees they will participate in, and their prior knowledge of the entity. Thus, Ricardo Jaramillo Mejía, once appointed Director, completed an orientation and training plan.
In addition, the Bank provides Directors with regular opportunities to update their knowledge and skills through training and education on academic, commercial and strategic topics related to the competencies of the Board and its Support Committees, and on the topics that the Board of Directors and Senior Management define as relevant and pertinent for each year. In addition, Directors are encouraged to attend seminars and events that allow them to be in contact with national and international organizations, entities and companies.
On April 02 and 03, 2024, the Directors received a certification on "ESG Factors as a Decision-Driver in the Banking Sector", given by the Barcelona School of Management. The certification was oriented to deepen the implications of the management function in the ESG field, decision-making that impacts the ESG strategy, and the identification of potential opportunities and risks from an ESG perspective.
The Board of Directors also received certification in Anti-Money Laundering (AML) trends from the Financial & International Business Association (FIBA). In this certification, the responsibilities and challenges faced by managers in this area were discussed in depth. In addition, a tour of best practices to ensure that AML programs work effectively and meet the highest regulatory standards was provided.
Likewise, the Directors that make up the Technology and Cybersecurity Committee participated in knowledge leveling sessions on the matters pertaining to said Committee.
Our Senior Management
Senior Management is responsible for implementing and executing the strategy, and for achieving the organization's medium- and long-term corporate objectives. Senior Management is composed of the President of Bancolombia S.A. and the Vice Presidents

who report directly to him. During 2024, the following people made up the Senior Management:
•Juan Carlos Mora Uribe, President. The direct governance and management of the Bank is the responsibility of the President, who has a vision of integral governance of all the Group's companies at national and international level and establishes clear reporting lines and assignment of responsibilities. The Bank's President, with the support of his Senior Management team, directs the goals and objectives and validates strategic execution and plans, ensuring that they are integrated within the context of the Group.
•Mauricio Rosillo Rojas, Vice President of Business. His main responsibility is to design, execute and supervise strategies aimed at generating value in the businesses of the Bank and its subsidiaries. He also defines value propositions aligned with the universal banking model, in order to consolidate and expand the Group's leadership.
•Julián Mora Gómez, Corporate Vice President. He is responsible for the implementation of a strategic model that leverages the business, from the coordination of areas with transversal impact such as Reputation and Communications, Human Resources, Compliance and Diversity, Equity and Inclusion.
•Jaime Alberto Villegas Gutiérrez, Vice President of Corporate Services. His main responsibility is the provision of corporate administrative, technology, operations and project support services required by the business units to fulfill the promises made to customers, ensuring the normal development of the Bancolombia Group's activities.
•Rodrigo Prieto Uribe, Vice President of Risks. His function is the design and proposal of the Risk Appetite Framework, the SIAR policies, the general exposure and concentration limits, the Risk Governance structure, and the strategies to manage risks, the capital and liquidity, to the Board of Directors. He also monitors that the policies established in the SIAR are effective and aligned with the organization's risk profile and appetite.
•Cipriano López González, Vice President of Innovation. He leads the formulation and implementation of innovation strategies, partnerships, digital transformation and analytical capabilities, seeking new sources of value generation for the organization's stakeholders.
•José Mauricio Rodríguez Ríos, Vice President of Audit. His main function is to evaluate the effectiveness of the internal control system, compliance with the accounting and financial policy, the quality of the systems established to guarantee compliance with applicable regulations, and the analysis of the organizational structure of the organization, proposing solutions to address identified improvement opportunities.
•Claudia Echavarría Uribe, Legal Vice President and General Secretary. In this position, she leads the general secretary and the legal strategy of Bancolombia Group, identifying, managing and mitigating the legal risk implicit in the development of the organization's activities, and creating innovative legal solutions to ensure the sustainability and purpose of the Group.
•Mauricio Botero Wolff, Corporate Vice President of Strategy and Finance. Appointed May 28, 2024. His mission is to direct and integrate the formulation and execution of strategy and financial management in the Group's companies and businesses in all geographies, seeking to generate value for stakeholders, responsible growth and the Group's financial strength.

The professional profiles, academic background and professional experience of the members of Senior Management can be consulted on our corporate website at the following link, in the tab corresponding to Senior Management:
www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia
The Board of Directors is responsible for the appointment, remuneration and replacement of Senior Management, as well as the assignment of their main responsibilities and the supervision of their succession plan, for which it may rely on the Appointment, Compensation and Development Committee. In this way, the Board of Directors evaluated the performance of Senior Management, and through the Chairman of the Board and with the support of the Appointment, Compensation and Development Committee, annually evaluates the performance of the President of Bancolombia S.A.
The organization has a compensation strategy for the management team that is monitored on an ongoing basis. This compensation strategy is made up of fixed compensation, variable compensation and benefits. Variable compensation, with its short- and long-term components, seeks to stimulate the fulfillment of the company's goals, reward with the generation of value, align the interests of the management team with the interests of the shareholders, and recognize and encourage high performance of the management team in consistency with the organizational strategy.
The variable remuneration policy is based on the generation of added value. There is room for the payment of bonuses when organizational results in terms of profits exceed the value of the cost of capital. Besides, the model measures compliance with strategic planning goals, which must be aligned with the strategic direction defined by the Board of Directors. Long-term results are promoted. For this purpose, short- and long-term (triennial [3 years]) management measurement indicators are considered. The long-term component considers the financial indicator (SVA Holding), the sustainability indicator (Dow Jones Sustainability Index) and the loyalty indicator (competitive NPS). During 2024, the Board of Directors, through the Nomination, Compensation and Development Committee, comprehensively reviewed the challenges of the indicators associated with the long-term management of the variable component.
We have also established a remuneration cap: a maximum of eight salaries per year for the President and seven for the Corporate Vice Presidents as a bonus. The 30% of the remuneration is translated into participation in the Institutional Voluntary Pension Fund SVA, which is represented in shares of Bancolombia S.A. According to the fund's regulations, employees may only withdraw their contributions after a minimum permanence term of three years. The philosophy of this mechanism is that employees feel ownership of the organization and are committed to sustainable results.
Note 28 “Transactions with related parties” of the consolidated financial statements (note 27 of the standalone financial statements) contains details of labor payments made to Senior Management.
The withdrawal of resources from Fondo SVA by the Bank's administrators must undergo an authorization procedure before the Board of Directors. The authorization granted to the members of Senior Management is revealed to the market through the relevant information mechanism.
Finally, we have in place the Clawback Policy, which regulates the process of recovery by Bancolombia S.A. of excess incentive-based compensation recognized to executives in the event of a restatement of the financial statements due to a material failure to report financial information under the securities market law. The approved policy can be consulted on our corporate webpage at the following link:
www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X

Related-Party Transactions
As a financial services provider, we offer our customers, including our related parties, the possibility of accessing the financial products and services we offer. In addition, according to the needs and evolution of the business, we enter into agreements and alliances.
Our commercial and business relationships with related parties are entered into at market prices and in Bancolombia Group's best interest. Although these operations are not inherently considered conflictive, there is a possibility that managers may face dilemmas when making decisions. The Group's employees and managers are expected to act with the utmost prudence when faced with a real or apparent conflict of interest, in accordance with the internal policies and guidelines contained in our Good Governance Code and our Ethics and Conduct Code, which can be consulted on our website.
When a Director (member of the Board of Directors) finds that in the performance of his or her duties he or she may be faced with a potential conflict of interest, the Director in conflict or any other Director who is aware of such potential conflict shall immediately inform the other members of the Board. The Director in a conflict of interest situation will refrain from participating in the discussion and decision of the matter that creates the conflict; and the Board will deliberate and decide without the participation of the Directors in conflict, unless their presence is needed to meet the quorum required for deliberation and decision-making. Otherwise, the conflict shall be submitted to the competent body in accordance with the applicable regulations, including the special rules for financial conglomerates.
Our Good Governance Code considers as related parties the companies subject to the control of Bancolombia S.A., our members of the Board of Directors and Senior Management, as well as their spouses and children, and the companies in which they have a shareholding of more than 10%, the entities that make up the Sura Bancolombia Financial Conglomerate, and other shareholders of Bancolombia S.A. with a shareholding in our share capital of more than 10%. In addition, the Good Governance Code contains policies by virtue of which transactions with related parties are classified according to their recurrence and materiality, so that adequate standards of identification, disclosure, evaluation and approval are applied.
During 2024, the transactions entered into with entities belonging to the Sura Bancolombia Financial Conglomerate were entered into under market conditions and under the premise of not jeopardizing the companies' ability to meet their obligations to third parties. Each party acted in its best interest.

On a monthly basis, the Board of Directors monitored the treasury operations carried out with our economic related parties, in accordance with the classification that exists for such purpose in terms of market and liquidity risks. These transactions were carried out under market conditions and in compliance with the procedures established for such purpose.
In addition, according to the Organic Statute of the Financial System, certain credit operations, including those entered into with shareholders owning 5% or more of the share capital and with the administrators and their relatives, require the approval of the Board of Directors, except for the vote of the respective Director, when applicable. Thus, during 2024, after verifying compliance with debt and risk concentration limits, three credit quotas were submitted to the consideration of the Board of Directors. The approval of these implied the abstention of the respective Directors, and they were unanimously authorized by the other members of the Board of Directors.
The Board of Directors also authorized certain Directors to liquidate their rights in the Institutional Fund managed by Protección, regarding contributions that met the required term of permanence. The Directors involved abstained from participating in the decision, and the operations were unanimously authorized by the other members of the Board of Directors. The authorizations were disclosed through the relevant information mechanism on January 23 and February 20, 2024.
Bancolombia S.A. disclosed its transactions with related parties in note 28 of the consolidated financial statements and in note 27 of the standalone financial statements.
In addition, at Bancolombia S.A. we promote the execution of agreements and contracts between the companies that make up the Bancolombia Group. Considering that consumer relationships of products and services reflect the parties' interest to obtain the best conditions for their own benefit, none of the transactions entered between Bancolombia S.A. and its affiliates or subsidiaries were performed under the exclusive interest of the parent company. In the ordinary course of our business, we enter into such active and passive operations, leasing contracts, correspondents’ office, network use and, in general, the provision of financial services, in accordance with the current legal provisions and the postulates contained in the Good Governance Code.
In compliance with the provisions of article 29 of Law 222 of 1995, the most important operations carried out during fiscal year 2024 are listed below, detailing their type of operation, conditions, and effects on the company: The figures below are expressed in millions of Colombian pesos.
Renting S.A.S.
At the end of the year, Bancolombia S.A.'s main active operations with this company corresponded to a credit portfolio of COP 35,576 million and fundraising through savings and checking accounts for COP 43,182 million.
The aforementioned transactions generated interest expense of COP 203 million and interest income of COP 13,363 million for Bancolombia S.A. In addition to the above, Bancolombia S.A. had commission expenses of COP 23,620 million and insurance recoveries of COP 22,428 million.
Banca de Inversión Bancolombia S.A. Financial Corporation

Bancolombia S.A. raised funds through checking and savings accounts with Investment Banking for COP 160,677 million at the end of the year. These liability transactions involved interest expenses of COP 8,166 million.
Bancolombia Panamá S.A.
Bancolombia S.A. recorded active deposit transactions in correspondent banks for COP 259,433 million and liabilities transactions corresponding to deposits for COP 6,659 million at the end of the year. In 2024, Bancolombia S.A. made loans with Bancolombia Panamá S.A., which as of December 31 amounted to COP 4,996,655 million.
The above operations generated interest expenses for Bancolombia of COP 299,831 million.
At year-end 2024, Bancolombia S.A. recorded other interest income of COP 4,783 million and other income of COP 4,540 million. In addition, the company recorded a net income of COP 14 million in cash and derivative transactions.
Bancolombia Puerto Rico International Inc.
At the end of the year, the main asset transactions with this company corresponded to deposits in correspondent banks for COP 57,289 million and the main liability transactions were due to financial obligations for COP 335,285 million and deposits for COP 59,435 million.
Liability transactions involved interest expenses of COP 25,952 million.
Inversiones CFNS S.A.S.
At the end of the year, Bancolombia S.A. made transactions with Inversiones CFNS for a credit portfolio for COP 20,052 million and fundraising through checking and savings accounts for COP 30,816 million.
These operations generated portfolio interest income of COP 4,683 million and interest expenses of COP 1,034 million.
Banistmo S.A.
As of December 2024, Bancolombia S.A. registered with Banistmo S.A. active operations in banks for COP 2,955 million and a credit portfolio for COP 231,477 million. It also recorded deposit liabilities transactions for COP 257 million and subordinated bond transactions for COP 3,189 million.
At the end of the year, Bancolombia S.A. presented interest income of COP 15,531 million and other income of COP 10,284 million. Derivatives operations generated income of COP 3,141 million and expenses of COP 2,362 million for Bancolombia S.A.
Fondo de Capital Privado Fondo Inmobiliario Colombia
As of December 2024, Bancolombia S.A. had a credit portfolio for COP 688,107 million. In addition, it made fundraising operations through savings accounts for COP 51,501 million.
At the end of the year, Bancolombia S.A. recorded portfolio interest income of COP 76,342 million and leasing interest income of COP 9,834 million. The deposits generated an interest expense of COP 536 million for Bancolombia S.A.

Grupo Agromercantil Holding
As of December 2024, Bancolombia registered a credit portfolio of COP 91,701 million and deposits in checking accounts for COP 4,682 million with the Grupo Agromercantil Holding Conglomerate. As of the same date, Bancolombia S.A. presented portfolio interest income of COP 5,399 million.
Nequi S.A. Compañía de Financiamiento
At the end of the year, Bancolombia S.A. raised funds through checking accounts, term deposits and savings for COP 74,749 million. These liability transactions involved interest expenses for COP 5,176 million.
Other transactions
At the end of the year, Bancolombia S.A. raised funds through checking and savings accounts with Fiduciaria Bancolombia S.A. for COP 329,635 million, and with Valores Bancolombia S.A. Comisionista de Bolsa, for COP 25,720 million. These liability transactions with Fiduciaria and Valores implied interest and other expenses for Bancolombia S.A., which totaled COP 12,471 million and COP 1,397 million, respectively.
At the end of the year, Bancolombia S.A. recorded passive deposit operations with Wompi S.A.S. for COP 28,163 million. In addition, it generated interest expenses of COP 2,090 million, and a net expense for commissions of COP 6,714 million. With Banagrícola S.A., Bancolombia S.A. recorded active derivative transactions for COP 779 million and net income on derivative transactions for COP 1,228 million.
Regulatory Reports
Company’s Legal Status
During 2024, our activities, business and operations were carried out within the legal framework applicable to a corporation and banking establishment supervised by the Financial Superintendency of Colombia (SFC). Likewise, we complied with the provisions applicable to issuers of securities in Colombia and the United States. We also adequately and fully complied with the legal requirements of bank reserve, own position, minimum capital, solvency ratio and mandatory investments.
The results of our businesses are duly reflected in the financial statements, and the relevant matters that occurred during the year were duly reported to the market through the information mechanisms enabled by the SFC and the Securities and Exchange Commission (SEC).
To date, we have not been notified nor are we aware of legal proceedings that could jeopardize our operations. However, the main contingencies arising from legal proceedings in progress are disclosed in note 22.2 to the standalone financial statements and note 21.2 to the consolidated financial statements.
During the year, we maintained constant communication with the supervisors, promptly responding to their requirements and requests. Likewise, we permanently followed up on regulatory modifications and regulatory projects in progress, in order to understand and anticipate their impact on our operations.
In addition, we complied with the provisions regarding the security and quality of transaction information established by the SFC in the Basic Legal Notice, as well as with our policies and procedures related to information management. This is to guarantee the protection of consumer information, its integrity and availability through different channels.
In accordance with the provisions of Act 1676 of 2013, we have complied with the duties that we have for the receipt and payment of invoices issued to us. In this sense, and with the purpose of facilitating their free circulation and payment, we adopted, among others, measures aimed at guaranteeing that invoices are duly processed for timely payment and that invoice discounting operations are handled with due diligence.
Bancolombia complies with intellectual property and copyright regulations in carrying out its corporate purpose. The bank holds the rights mentioned or has the necessary authorizations and/or rights to exploit them through contracts signed with the rights holders or their authorized distributors of industrial property and/or copyright. As of December 31, 2024, and subsequent to the closing, we are not aware of any pending claims from authorities or third parties involving possible intellectual property violations.
Our Bancolombia brand (nominative, mixed and figurative) and other relevant brands are duly registered with the competent entity. Currently, the Bank has 208 registered trademarks in Colombia, 14 pending trademarks, 9 commercial slogans granted, 4 commercial signs in deposit and 6 commercial names granted. Abroad, it holds 300 registered trademarks, 73 trademarks pending, 4 granted commercial slogans, and 3 granted trade names. We highlight the following brands with strategic relevance for the company: Grupo Bancolombia, Grupo Bancolombia Capital, Bancolombia, Nequi, Wompi and Plink, as well as other relevant brands owned by other Bancolombia Group entities: Banistmo, Banco Agrícola and BAM.
In the execution of some of our mission processes, we leverage on third party software licenses under the On-Premise modality. Among the most relevant, we highlight the following:
•Core deposits, trade, mortgage, collections and Nequi.
•Transactional switch for electronic channels.
•Communication between branches and the Bank’s core application.
•Real-time transactions on financial instruments (currencies, derivatives, fixed income, and liquidity).
•Tax management for AFC (Housing Promotion Savings) accounts.
•Receipt of third-party payments by collection companies through bank channels.
•Suite of financial products oriented to treasury management.
•Endorsement and capture of check signatures.
•Dynamic key or two-factor authentication.
•Robotic automation of processes.
•CRM “Customer Relationship Management”.

In the use of these licenses, Bancolombia is exposed to the risks of internal and external fraud, cyber and information security, operational resilience, business continuity and technological failures, which are described in the Relevant Risks section. During 2024, we analyzed 66 suppliers, achieving a cumulative figure of more than 300 suppliers, whose total residual exposure is COP 712 billion. 86% of the risks are of a tolerable level, 10% of a moderate level and 4% of a critical or very critical level. As a result of this work, we have achieved a better control environment in the handling of sensitive data, strengthening process controls, access and vulnerability management.

On the other hand, Bancolombia has the following franchises in its payment methods business operation:
•Credit cards: Visa, Mastercard and American Express.
•Debit cards: Mastercard.
•Prepaid cards: Visa.

In the operation with the franchises, Bancolombia is exposed to risks of business interruption, external fraud due to information leakage, and errors in centralized compensation for franchises. For these risks, the entity has implemented the following controls: technology business continuity strategies, information encryption, secure connections, international card security certificate, accounting reconciliations and reasonableness of amounts payable. Additionally, it has the following certifications: MasterCard SOC1, Visa SSAE18 / ISAE3402 and American Express SOC1.
Corporate Evolution Project
On October 29, 2024, the market was informed of the authorization granted by the Board of Directors of Bancolombia S.A. to proceed with the steps aimed at modifying the corporate structure of Bancolombia Group and its subsidiaries. This modification will involve the creation of a parent company named Grupo Cibest S.A. and the completion of a series of corporate transactions to achieve this goal (the “Changes in the Corporate Structure”).
The Changes in the Corporate Structure include the following operations that will be submitted to the approval of the different Shareholders' Meetings of the entities involved, including an extraordinary meeting of Bancolombia's Shareholders' Meeting, in which the shareholders owning common shares and the shareholders owning shares with preferred dividend and without voting rights will participate:
a.The partial spin-off of Bancolombia (Panamá) S.A. for the benefit of the Beneficiary Company BC Panamá S.A.S. This company was incorporated by Bancolombia exclusively for the purpose of being the beneficiary of this spin-off, and subsequently to be absorbed by Bancolombia.
b.The merger by absorption by Bancolombia S.A. of the Beneficiary Company BC Panamá S.A.S.
c.The partial spin-off of Banca de Inversión Bancolombia S.A. Corporación Financiera to Bancolombia.
d.The partial spin-off of Bancolombia to Grupo Cibest.

Once the Changes in the Corporate Structure are completed, Grupo Cibest will be the parent company of Bancolombia and its subordinates. The shareholders of Bancolombia will become shareholders of Grupo Cibest, maintaining the same number of shares and the same percentage of their investment and under the same terms and conditions that they have in Bancolombia at the time of the completion of the transaction. Therefore, there will be no dilution or accretion for Bancolombia shareholders, nor transfer of value to third parties.
The notice of merger by absorption and partial spin-off of Bancolombia S.A. was published on January 13, 2025.

Anti-Money Laundering and Anti-Terrorist Financing Risk Management System (SARLAFT) Report
In 2024, we deployed actions to adequately manage the Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) risk and prevent the materialization of legal, operational, reputational and/or contagion risks associated with these behaviors, with a risk-based approach. The following are some of the most important activities carried out during the year:
•We continued to expand the scope of our analytical models and monitoring systems to identify in a timely manner the various warning signs associated with AML/ATF-related typologies and threats.
•We continued implementing, evolving and redesigning technological tools from the Compliance Vice Presidency, which allowed us to expand our capacity to identify, measure and mitigate the AML/ATF risk from different risk factors.
•We increased the monitoring of the initiatives of the different areas of the organization, ensuring adequate administration and management of the AML/ATF risk, consolidating our position as a strategic ally of the businesses.
•We managed and accompanied the implementation of controls for the mitigation of risks related to AML/ATF.
•We maintained a constant evolution in the AML/ATF risk methodology, applied to our models, matrices and tools for the identification, measurement, control and monitoring of risks, contributing to the efficiency and suitability of the program and aligning ourselves with the internal and external context of the Organization.
•We made progress in the strategy of promoting a culture of prevention against the risks of AML/ATF. To this end, we provided opportunities for close contact with the commercial team, making on-site visits to several branches throughout Colombia.
•During the year, we updated the SARLAFT manual, incorporating new elements that improve control over AML/ATF risks.
At Bancolombia, we promote the evolution of our AML/ATF Risk Management System, aimed at preventing and mitigating the materialization of these risks and enabling responsible and safe business for our customers and for the Organization.
Internal Control System Report

I.    Administration Report – Certification
Based on the activities and evaluations performed by management, we conclude that the Internal Control System (hereinafter referred to as “ICS”) and the procedures for control and disclosure of Bancolombia's financial information as of December 31, 2024 operated satisfactorily.
Management continually evaluates and assesses the ICS so that when control issues with opportunities for improvement are identified, their relevance, root cause and action plans are determined. The latter are monitored to ensure continuous improvement of the ICS.
Bancolombia's ICS has policies and procedures in accordance with the size and complexity of the business and has been structured in accordance with the standards and best practices of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 version. The following is a report on the work carried out during the year:

a.Control Environment
b.Bancolombia's Board of Directors leads the strategic planning process, which is based on a diagnosis of the competitive environment, trends and the company's capabilities to achieve its objectives. The latter seek to make our purpose, "to promote sustainable development for the well-being of all", a reality and to respond to the growing challenges that the environment brings us.
We are committed to promoting responsible and sustainable business. Therefore, we operate under the law and aspire to the highest standards of ethics, integrity and anti-corruption. We know that the existence of an adequate control environment derives not only from the implementation of the applicable regulations but also from the appropriation of our Movement B, as an expression of our culture, and of the six (6) traits that drive us: integrity, sustainable growth, human beings, clients, dynamism and extraordinary performance. These traits define our culture as a company, and motivate and guide our actions.
We continue focusing efforts on strengthening the culture of disclosure and ethical reasoning regarding conflicts of interest, related parties, participation in third-party boards and committees, access to insider information, external activities, gifts and invitations, sponsorships, and bailment agreements. We also aim to promote trust in the Ethics Line through the promotion of the Whistleblower Protection Policy via awareness activities targeted at the entire organization and prioritized groups.
During 2024, the following actions were taken to strengthen the ICS:
•The Compliance Vice Presidency continued to strengthen the compliance programs aimed at supervising and controlling the risks of ethics, anti-fraud, anti-corruption, money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction, protection of personal data and habeas data, financial consumer protection, sanctions, FATCA/CRS, risk of misconduct in trading desks, protection of free competition and regulatory compliance. The following activities were also conducted:

oUnder the role of SAC coordinator, we accompanied the proper implementation of the reporting of complaints and claims through the SmartSupervision tool.
oWe adopted the policy of protection of free competition and oriented management to the prevention of associated risks through the promotion of a corporate culture that respects free competition.
oWe developed an awareness and culture strategy through different campaigns and training activities to strengthen regulatory compliance.
oWe deployed the international economic sanctions program (OFAC, UK-HMT, EU. UN) and export controls on dual-use goods.
oWe strengthened our strategy and commitment to fiscal transparency, ensuring that the various processes associated with FATCA and CRS legal reporting comply with regulatory requirements.
oWe updated the Personal Data Protection Policy, incorporating regulatory changes in the area of Open Finance, adjustments in the purposes of processing for digital channels and the adoption of developments that incorporate Artificial Intelligence.
oWe worked to increase the ethical reasoning of all employees by providing them with tools to strengthen decision making, aligned with compliance with the zero tolerance to fraud and corruption statements.
•Strengthening the strategy of excellence in talent management and in connection with the Internal Control System, from the Vice Presidency of Talent and Culture we developed the following activities in 2024:

oWe continued with the dissemination of the value proposition focused on the three essential pillars of well-being: Development, Connection and Enjoyment, which are the basis for attracting and retaining talent through their work experience in the organization.
oAs part of the care for the well-being and mental health of employees, we conducted the Psychosocial Risk assessment at group level, with 97% coverage for Bancolombia, generating intervention plans for the prioritized population based on the results.
oWe made a significant investment in employee development and learning through multiple programs designed according to the strategic needs of the business and the best practices of the environment. The objective was to contribute to the evolution of the employees, helping them to reach their best version and meet the proposed goals. Regarding the mandatory annual training plan, we achieved a 99% completion rate among employees in 2024.
oAware of the importance of a healthy cultural environment, we updated our desired culture and leadership model statements for the entire Group, with the purpose of making them simpler and more contextual, connected to the evolution of the strategy and the challenges of the environment. To this end, we relied on the commitment of leaders and employees in their deployment and adoption in all countries.
oWe developed actions to maintain a solid and constantly evolving culture, articulated with the strategy and dynamics of the organizational ecosystem to promote good performance and well-being. This is how we incorporated the MIRROR methodology, a strategy designed to promote self-management of team well-being and performance. Through behavioral science, this program invites employees to reflect on their self-care habits, time management and conversational skills, promoting a healthy balance between personal well-being and work performance.
oTo enrich the employee experience, we renewed the employee voice model, which is based on putting people at the center of strategic decisions. This new model includes different instruments to measure perceptions about culture, well-being, key moments of the experience, ways of working and more, through relational (annual survey and pulses), transactional (selection, onboarding, learning, retirement, etc.) and qualitative (anthropological and experiential research) approaches. In addition, we launched the Talent Experience Artisans Community, composed of employees from various areas, whose objective is to implement more than 30 initiatives to improve the employee experience. This community promotes people-centered design, reinforcing organizational culture and ensuring that actions have a positive impact on both the individual and collective level.
oWe accompanied the challenges of managing the organization's capacity, efficiency and productivity. Through transversal capabilities, we advanced in the development of analytical models applied to productivity, as a fundamental complement for decision-making. One of these models makes it possible to identify the habits of a productive person and the factors that influence the productivity of each employee.
oWe enabled the electronic signature through docusign for the documents of the talent processes in Conectados, improving the risk exposure and reducing the probability of fraud due to signature forgery.
oWe consolidated our position as a benchmark within the bank in information governance and employee data protection, by strengthening the policies, guidelines, roles, technology and practices of the Vice Presidency. These efforts have ensured a suitable environment for the development of analytical solutions, while guaranteeing the protection of employee data and compliance with the standards required by internal and external entities. We achieved this through initiatives such as the following:
1.We updated the manual and the data processing policy, incorporating new chapters focused on applicants, DEI (diversity, equity and inclusion) information, work tools, among others. In addition, we enabled a self-management channel for employees to make inquiries and requests related to the management of their information.
2.We developed and implemented internally the ENIGMA system, which encrypts sensitive employee data, such as health, salary, disability and personal contact information, in the sensitive tables of our official repository.
3.We updated the inventory of employee domain information, grouping it by families, assigning security ratings to each of the fields and implementing a data model of the vice presidency. Additionally, we assigned clear responsibilities for each information family.
c.Risk Assessment and Control Activities

The Bancolombia Group has a risk and control management framework that allows it to maintain the effectiveness, efficiency, and operational capacity of its management; prevent, avoid, or minimize the likelihood of events that could impact its operations or the achievement of its objectives; and prevent or minimize the costs or damage associated with the occurrence of these events.

Stages	Identification	Measurement	Control	Monitoring
Tools	Risk assessments	Impact measurement	Controls policy	Risk indicators
	Risk certification	Frequency measurement	Control certification	Operations monitoring
	Accounting cycle paths	Accounting and financial materiality analysis	Access certification	Transactional monitoring
	Segregation analysis	Risk maps	Action plans management	Behavioral monitoring
	Event report	Business Impact Analysis (BIA)	Control effectiveness measurement	Risks tracking
Among others
Risks	Operational Risks / Financial Reporting Risks / Fraud Risks / Compliance Risks (AML/ATF, Corruption, Regulatory Compliance).
Risk management and control framework illustration
During 2024, we continued to strengthen the Risk Governance model as a key element in comprehensive management. This framework includes the identification of the different risks to which the Organization is exposed, the definition of roles and responsibilities of each of the lines in relation to these risks and the association of the areas that each of the roles plays. The framework promotes the risk management culture through self-control, self-management and self-regulation, in line with the provisions of the SOX Act and Chapter IV of Title I of Part I of the Basic Legal Notice regarding the Internal Control System.
Adequate structuring in the three lines and their proper functioning avoids the existence of gaps, unnecessary duplication of efforts and provides greater possibilities to achieve adequate management through the interaction between the business and support units and the control and prevention units. In this way, it facilitates the achievement of organizational objectives and provides reasonable assurance to the various stakeholders about risk control and the sustainability of the organization.
The business and support units are constantly improving and implementing new controls. In this way, we seek to ensure that the controls in place maintain their effectiveness and efficiency in mitigating risks, as well as ensuring the achievement of operational, compliance and information objectives.
For those risks that generate significant exposure for the organization and for which management decides to mitigate, we undertake action or remediation plans that are executed within reasonable timeframes according to their complexity and scope.

Thus, from the different risk management or control systems, during 2024, we undertook measures aimed at improving the management and treatment of risks, as well as their prevention and control. Some of these measures are presented below:
•We aligned the method for monitoring losses from operational risk events with the appetite limits defined for the entity.
•We made improvements to the methods for valuing operational risks.
•We improved the third-party risk management processes by integrating different risks to have a comprehensive view of the risks generated by third parties.
•We implemented new functionalities in GRC (Governance, Risk, and Compliance) related to the analysis and verification of the correct application of controls from the second line.
•We improved the process for analyzing reputational impacts arising from operational risk.
•We adapted the risk management application to classify events arising from climate change.
•We implemented the measurement of conduct risks and the conduct analysis associated with new channels.
•We evolved the monitoring applied to End User Computing (EUC) in order to evaluate more criteria of the EUC policy.
•We evolved the cybersecurity risk management methodology, allowing each stage of technology risk management to be decoupled.
•We redesigned the method for analyzing the effectiveness of the controls operating over technology, strengthening the role of the second line.

In addition, the Bancolombia Group, aware of the importance of the role of its employees in the adequate management of risk, implemented permanent training and awareness-raising strategies to ensure that it has people who are aware and trained on the subject.
It is important to highlight the role of Senior Management and the Board of Directors, who throughout the year actively participated in the approval, follow-up and control of the organization's risk management policies, methodologies, tools, guidelines and strategies.
Finally, the SOX and Internal Control Division coordinated activities aimed at strengthening and consolidating the ICS, for example:
•It coordinated and executed the Self-Control and Process Certification (AYC) procedure, certifying 787 processes and 139 branch controls, and managing the closure of identified improvement commitments.
•It coordinated actions for the implementation of External Notice 008, issued by the SFC, which came into effect in the first half of 2024.
•It conducted periodic monitoring of the key internal control indicators of the organization.
•It enhanced the measurement mechanism for the maturity level of the ICS as a pillar for the evolution and strengthening of the ICS.
•It coordinated the update of the Anti-Fraud Policy in the financial report.

d.    Information and communication

Bancolombia has an Information Security Management System (ISMS) based on international reference frameworks. At the same time, from the cybersecurity and information security environment, we have defined a strategy whose main objective is to safeguard the confidentiality, integrity and availability of the information of customers, employees, shareholders, other stakeholders and strategic and business information.
Since 2018, every three years, an independent and recognized entity in the market assesses the organization's cybersecurity and information security maturity level. The purpose of this practice is to measure the evolution of these practices over time. In 2024, the firm Ernst & Young was in charge of carrying out this evaluation in Bancolombia Group. The result showed an evolution in the level of cybersecurity maturity, highlighting strengths in culture and awareness in management, knowledge of human talent, integration of cybersecurity from the design and maintenance of solutions, as well as innovation and technological capabilities.
In addition, we must highlight the following 2024 actions that maintained an appropriate control environment:
•Considering the advances made by cyber attackers worldwide and using new detection and reaction technologies, the Security Operation Center (SOC) has been transformed into an Intelligence and Cyber Defense Center, with cutting-edge capabilities in threat detection and intelligence, which, together with the adjustments made to processes, allow for improved proactivity, detection and response to emerging threats.
•We carried out different technological modernization projects on the cybersecurity and information security fronts, highlighting the evolution towards a zero trust strategy in remote access, strengthening protection against malware, and ensuring the development lifecycle of channels and services offered to customers, among others.
•Recognizing that identity protection is a central pillar of cybersecurity strategy in organizations, we modernized identity management, privileged access, authentication and authorization capabilities to mitigate risks of resource loss and/or information leakage, allowing only authorized individuals to access the appropriate resources while improving the Group's employee experience and productivity.
•Without ignoring the fact that the Bancolombia Group has a large number of strategic allies that support its operations, we have worked to broaden the scope of the evaluation of the allies to know their state of maturity in cybersecurity and define improvement plans in order to mitigate the risks they represent for the Group's cybersecurity.

Likewise, the following actions and results of the Compliance Vice Presidency can be highlighted in relation to the Integral Management System for the Protection of Personal Data (SIGPDP):
Promoting data protection
•Leadership for the implementation of personal data protection programs in key businesses and subsidiaries such as Nequi, Wompi, Negocios Digitales, Fundación Bancolombia, Wenia and Renting.

•Leadership in the evolution of customer, employee and supplier information sub-domains within the Integrated Personal Data Management System.
Risk management and privacy by design
•Reinforcement of the adoption of privacy by design methodology, offering self-management tools for projects, initiatives and strategic alliances.
•Consolidation of Privacy Impact Assessments (PIAs) to mitigate risks in high impact initiatives.
Strengthening governance and regulatory compliance
•Update of the personal data processing policy, incorporating regulatory changes in open finance, digital channels and artificial intelligence.
•Report and constant updating to the National Database Registry (RNBD), aligned with the requirements of the Superintendence of Industry and Commerce (SIC).
Organizational culture and training
•Implementation of training and awareness strategies for vice presidencies, and priority areas in personal data protection.
•Strategic direction of the working groups focused on consent management and regulatory developments in Open Banking, Open Finance and Open Data.
External recognition and best practices:
•Bancolombia was recognized by the Superintendence of Industry and Commerce as the private company with the best practices in personal data protection at the national level.

For the Habeas Data Program, from the Personal Data Protection and Habeas Data Knowledge Line, we continued to strengthen the program with key actions, such as:
•The creation, approval and publication of the Financial Habeas Data Policy as the backbone of the program.
•The strategic direction with teams responsible for reporting to risk centers to optimize processes and mitigate errors.
•The integration of the program into the Combined Regulatory Compliance Assurance Model, ensuring a holistic approach.
•The coordination of action plans in response to the requirements of the Financial Consumer Ombudsman, strengthening institutional trust and compliance.

With these actions, SIGPDP continues to position itself as a strategic enabler that ensures regulatory compliance, generates value in the management of personal data and reinforces the trust of customers, partners and regulatory bodies.
Finally, the Corporate SOX and Internal Control Division developed information and communication strategies to raise awareness and reinforce the importance of internal control among all employees. In this regard, we have published six corporate communications, which helped foster a culture of control, and raise awareness about the importance of each employee's role. This was done with the understanding that compliance with regulations is everyone's responsibility and is essential to achieving strategic objectives, thus promoting the long-term sustainability of the organization.
Regarding information disclosure to the market, the Disclosure Committee is responsible for supervising the timeliness, sufficiency and clarity of the information disclosed by Bancolombia to its investors.
e.    Monitoring

Bancolombia Group has a supervision and monitoring model to ensure that all components of the Internal Control System are present, functioning effectively and adapting to changes in the operating and regulatory environment.
Internal Audit Report
Internal Audit, as a third line, strengthens the organization's ability to create, protect and maintain its value by providing independent, objective and risk-based assurance and advice. Likewise, it has the necessary resources to develop its function without limitations or conflicts.
Internal Audit generates confidence in stakeholders by evaluating the internal control system, which allows the Board of Directors, the Audit, Technology and Cybersecurity Committees, and Senior Management to exercise their supervisory role and validate its proper functioning in the Organization.
For the development of the work during 2024, the Audit took into account the legal rules and regulations in force, the internal policies defined by the Board of Directors, the Audit Committee and other internal provisions of the companies, as well as the global internal audit standards defined by The Institute of Internal Auditors (IIA) who certified the area's processes.
The Internal Audit regularly informed the Board of Directors, the Audit Committee, the Technology and Cybersecurity Committee, and Senior Management about the results of the evaluations. These bodies formulated and implemented the necessary action plans to ensure proper risk management, and their implementation was monitored.
In line with the evolution and dynamics of the business, and supporting the achievement of the entity's strategic objectives, the Audit provided its services through an integral approach in the most relevant processes:
•Risk management systems and business continuity.
•Credit cycles and deterioration of the loan portfolio risk methodologies.
•The life cycle of technological solutions, cybersecurity, infrastructure and technology continuity.
•Processes for money laundering precaution, and customer knowledge and linkage.
•On-site visit to 84 branches, 293 banking correspondents and 3 business services offices with higher risk exposure.
•Virtual coverage of 100% of the branch network three times a year through 28 automated tests.
•Daily accounting monitoring of 35 relevant accounts associated with 100% of the branches.
•Remote camera monitoring for cash management in 61 branches.

•Support for the implementation of the new Mi Bancolombia app, the new Virtual Branch for Individuals, and the transition to the new QR 3.0 format.
•Treasury operations and investment area processes.
•Follow-up on the closing of the gaps identified by the different external control entities such as the SFC and the Statutory Auditor.
•Sustainability strategy with the execution of ESG risk management work, strategic indicator of purpose-driven business, process review and approvals of sustainable lines and disclosures made in Dow Jones. In addition, among the prioritized regulatory issues, the indicators of Notice 031 of 2022 and Scope 1 and 2 emissions were reviewed.
•NEQUI, Sufi, Factoring, Leasing, Rental and Use products, as well as the different mobility and ecosystem topics.
•Financial, accounting and tax management, strategic allies, fraud management, superior customer experience and mandatory compliance issues required by control entities.
•Strategies for managing employee well-being and ways of working.
•Timely attention to the requirements received from external control bodies.

Considering the requirements established by Notice 008 of 2023 of the SFC, the aspects evaluated to guarantee the effectiveness of the Internal Control System are detailed below:
•We evaluated the effectiveness of entity-level controls related to the five components and 17 principles of the COSO 2013 framework, general technology controls, and controls associated with critical and moderate risks of the material business cycles that help mitigate fraud in financial reporting, prevent corruption, detect asset misappropriation, and prevent money laundering and the financing of terrorism.
•Regarding the control environment, we evidenced from the Board of Directors the commitment to integrity and ethical values, which is reflected in the definition of clear structures, responsible oversight, a commitment to competence, and the assignment of authority and responsibility. Additionally, we have a three-lines-of-defense model that supports the functioning of the Internal Control System with roles and responsibilities established through the Internal Control policy.
•We defined objectives in risk evaluation, along with their respective identification, analysis, and assessment of potential impacts in case any risk materializes. The evaluation conducted on the risk management system included validation of the frameworks for managing operational, credit, liquidity, market, country, business continuity, and anti-money laundering and anti-terrorism financing (AML/ATF) risks. It also covered the stages of identification, measurement, control, and monitoring, their elements, policies and methodologies used, and the integrity and accuracy of the information, identifying some opportunities for improvement addressed by management, without compromising the proper functioning of the risk management systems.
•We have control activities deployed through documented, approved, and published policies and procedures, always framed within information and communication processes, with continuous monitoring from the Board of Directors, Senior Management, and Internal Audit.
•We accompanied the implementation and measurement of the Internal Control System maturity model.

Finally, based on the consolidation of the results of the evaluations based on the five components and the 17 principles of the COSO framework, the Audit can conclude that the functioning and effectiveness of the Internal Control System is Satisfactory, it operates reasonably, and no material deficiencies were found.
Audit Committee Report
During 2024, the Audit Committee supported the Board of Directors in overseeing the effectiveness and proper functioning of the internal control system of Bancolombia S.A. and the Bancolombia Group. It promoted the accountability process of the different areas or lines of defense and provided ongoing follow-up on the five components of the integrated internal control framework (COSO): control environment, risk management, control activities, information and communication, and monitoring and oversight.
Among the activities carried out by the Committee, the following stand out:
•It verified controls in the preparation of the financial and accounting information of Bancolombia S.A. on a separate and consolidated basis, as well as in its presentation and revelation, while ensuring the fulfillment of the current provisions and the achievement of financial performance goals defined by the entity.
•It evaluated the financial information disclosed to the market in 2024, including the 20F report submitted with the 2023 fiscal year, ensuring its transparency, reliability and integrity.
•It studied the reports presented by the Statutory Auditor and the Internal Audit on the evaluation of effectiveness of the internal control system, duly following up on the management of the Administration in the implementation of the action plans and the respective closing of gaps.
•It reviewed the management of risks by the administration, through an accountability process with key executives and by holding private meetings with the President, the Internal Auditor, and the Statutory Auditor.
•It approved and monitored the execution of the Internal Audit and External Audit work plan, ensuring their autonomy, objectivity, and independence.
•It approved the Internal Audit Statute and its budget and gave a satisfactory evaluation of the work performed by Internal Audit during 2024.
•It approved the methodology used in 2024 for the definition of the criticality of the findings of the Internal Audit and Statutory Auditor.
•It presented to the Shareholders’ Meeting, through the Board of Directors, the candidate to hold the position of statutory auditor for the period 2024-2026, after analyzing the alternatives in aspects such as services offered, costs and fees, experience and knowledge of the sector.
•It followed up on compliance with ESG commitments.
•It evaluated the operation, implementation and strengthening of the programs managed by the Compliance Vice Presidency, such as the Antifraud, Anticorruption, Ethics, SARLAFT, Protection of Free Competition, Protection of Personal Data and Financial Consumer Protection programs. In particular, in the area of ethics and integrity, it supervised the evolution of the program and the ethical culture in business, the zero-tolerance fraud program, and the functioning of the Ethics Line.
•It was informed of the findings related to the availability of channels.
•It evaluated the proposals for additional fees of the Statutory Auditor that were submitted to the consideration of the Shareholders’ Meeting.

•It approved the Policy for the Generation and Submission of Reports on the Internal Control System, which outlines the guidelines regarding the periodicity and content of the reports on the effectiveness of the Internal Control System addressed to the Board of Directors and the Shareholders' Meeting.
•It approved the guidelines for the approval of additional fees for the Statutory Auditors of Bancolombia's subordinates and the Managed Funds and Businesses.

Based on the results of the works carried out by the Committee and the results of the audits by the Statutory Auditor and Internal Auditor, the Committee declares that no material deficiencies were detected that could affect the internal control system, nor the financial statements and management report.
The Committee considers that Bancolombia Group has an adequate internal control system, in compliance with the policies and regulations in force for the correct preparation, presentation and disclosure of the financial statements for the consideration of the Shareholders' Meeting. Therefore, the Committee recommends that the consolidated financial statements and notes, as of December 31, 2024, be submitted to the shareholders for approval, being duly audited and without exceptions.
This report was made by the Audit Committee of Bancolombia S.A. for its presentation by the Board of Directors to the Shareholders' General Meeting.

Tax policy
The economic and social development of countries and regions depends, to a large extent, on tax revenues (taxes, fees and contributions). Therefore, for the Bancolombia Group it is essential to have transparent tax policies, committed corporate governance and sustainable tax management in each country where it operates. All of this must be aligned with the macroeconomic strategy of the governments and should have an approach that generates positive impacts both for the company and for the region.
The Bancolombia Group, as a regional actor with presence in 11 countries and operations concentrated in 4 of them, complies with its tax obligations in a responsible and timely manner. The Group recognizes that taxes must be paid in the country where it operates, thus ensuring regulatory compliance and contributing to the economic development of each region in which it operates.
The Bancolombia Group promotes fiscal sustainability as a key pillar for the development and well-being of the communities in the countries where it operates. Therefore, fair and timely compliance with tax obligations is an essential policy, allowing resources to reach central and territorial governments in an efficient manner and contribute to the strengthening of the national tax system.
The Bancolombia Group continuously analyzes and evaluates the impact of current tax regulations (laws, decrees, doctrines, jurisprudence, among others) issued by national governments in each of the geographies where it operates. This ensures strict compliance with tax regulations and the proper management of its tax obligations.
Below is a graph detailing Bancolombia Group's contribution to public finances in the four countries where its operations are concentrated for fiscal year 2024:

Taxes registered by region
Region	Registered Taxes (COP million)	Share in total
Colombia	3,547,724	92.8%
El Salvador	185,059	4.8%
Guatemala	36,025	0.9%
Panama	54,311	1.5%
TOTAL	3,823,119	100%
RISK MANAGEMENT
In 2024, the global economy showed resilience following interest rate hikes aimed at curbing inflation. However, challenges remained significant. Climate-related events, trade pressures, ongoing geopolitical tensions in Eastern Europe, and the conflict in the Middle East added uncertainty to macroeconomic indicators and financial asset prices.
In addition, major elections in key economies led to shifts in political agendas for the coming years. These factors collectively created an environment of rising inflationary risks, prompting central banks—led by the U.S. Federal Reserve (FED)—to take a more cautious approach to interest rate cuts. At the same time, political stability influenced investor confidence, the ability to implement economic recovery policies, and overall growth prospects.
To navigate these challenges, in 2024, the Corporate Risk Vice Presidency launched several initiatives and projects aligned with the Organization’s strategy. Key highlights include:
•Enhancing risk management by optimizing processes and expanding our ecosystem of technology-driven tools, as follows:
oCredit Risk: We launched the first version of the Special Risk Management Tool (HERA) in the monitoring phase, improving how we manage affected clients and risk alerts within the Special Administration process for corporate clients.
We also made progress in redesigning and standardizing monitoring processes across our regional operations to ensure best practices are adopted throughout Bancolombia Group. Additionally, we advanced in implementing Decree 1533 of 2022, which regulates the management of large exposures and risk concentration. Our priority was to structure the key components required for compliance with this regulation as it takes effect.

oNon-Financial Risk Management: We integrated process, risk, and control certification—AYC (Self-Control Certification)—into our GRC (Governance,

Risk, and Compliance) platform. This strengthens our self-regulation culture, builds trust, and promotes best practices. It also ensures compliance with internal control requirements, in line with Notice 08 of 2024 from the Financial Superintendency of Colombia (SFC) and the COSO framework. Additionally, we continued implementing key programs such as Operational Risk (OR), SOX, and AML/ATF for non-financial risk management. The integration of these programs is essential to ensuring an efficient approach to identifying and mitigating risks, improving strategic decision-making, optimizing operations, and strengthening organizational resilience.
oInterest Rate and Liquidity Risk Management: In Colombia, we have implemented the necessary processes to comply with External Notice 025 of 2022 issued by the SFC as part of our Comprehensive Risk Management System (SIAR).
At the corporate level, we made significant progress in adopting the data model required to deploy the technological solution that will help optimize the processes for forecasting and managing liquidity and interest rate risks across the Group’s entities.
Additionally, we adjusted the non-maturity deposit (NMD) models for the Group’s banks in Central America to align them with regulatory requirements and estimated the impact of interest rate fluctuations in quetzales. Likewise, we developed and approved commitment models for Bancolombia, successfully completed the transmission processes for the test formats of Economic Value of Equity (EVE) and Net Interest Margin, and defined the interest rate stress methodology for the banking book.
•The credit risk strategy continued to evolve, focusing on sustainable and profitable growth. To achieve this, we made progress across all stages of the credit cycle—origination, monitoring, and recovery—by prioritizing innovation, leveraging data and analytics, implementing forward-looking strategies, and standardizing corporate guidelines for credit risk management at the corporate level. Throughout the year, we focused on strategies and tools aimed at optimizing portfolio profitability while enhancing efficiency and speed through process digitalization and improvements in the technology supporting credit risk management.
•In 2024, we transformed our collections approach by expanding digital solutions and self-service capabilities to enhance the customer experience, improve portfolio recovery effectiveness, and achieve cost efficiencies in collections operations.
•In addressing emerging risks, we developed the first version of the ESG risk management framework, conducted a large-scale assessment of clients’ and Bancolombia’s own assets’ vulnerability to physical risks, and completed the development of the target model for transition risks, which will allow us to strengthen climate change risk management.
•Regarding capital and profitability, we advanced in quantifying unexpected losses from Active Risk associated with leasing operations within the Leasing, Rental, and Usage businesses, with a particular focus on the Habitat and Vehicle portfolios. Additionally, we reviewed the methodologies used to quantify unexpected losses related to Credit Risk, Liquidity Risk, and Interest Rate Risk in the Banking Book, ensuring alignment with the Bank’s current financial landscape. We also enhanced monitoring processes to track capital allocation and evaluate its impact on the profitability of different Bancolombia Group portfolios, reinforcing comprehensive and effective risk management.

We also continued the “Turn Risk Around” communication campaign as part of our strategy to strengthen risk culture. This year, we focused on operational and ESG risks, using analogies to help employees understand the risk management process—recognizing, identifying, managing, and monitoring risks. Inspired by rafting, these analogies illustrate how each individual, in their role, contributes to maintaining balance, anticipating challenges, and progressing toward shared goals, emphasizing the importance of preparedness in the face of economic, political, and social uncertainties.
Additionally, we reinforced the message of responsible risk-taking and maintaining a calculated risk appetite, underscoring how strategic decision-making supports business goals. Through this campaign, we continued promoting comprehensive risk management, highlighting collaboration across the first, second, and third lines of defense, and fostering a culture where every employee understands their role in risk management and the Bank’s long-term sustainability.
Aligned with the “Movimiento B” program, we continued implementing strategies to strengthen leadership and employee soft skills, emphasizing agility and high performance as core cultural traits within the Corporate Risk Vice Presidency. We also reinforced teams’ analytical capabilities and industry knowledge. The above is aligned with the strategy's fundamental pillars, and the objectives of developing human talent with skills for today and the future.
In the Corporate Risk Vice Presidency, we have highly qualified human talent to manage, in an integral and adequate manner, the different risks to which the Organization is exposed. Following the human talent development objectives, we met the training plan defined in accordance with the knowledge maps. In 2024, the mandatory training plan for the Corporate Risk Vice Presidency achieved a 99.66% completion rate.
Additionally, the Board of Directors reviewed and approved the resources outlined in External Notice 018 of 2021, issued by the SFC, along with the governance structure related to risk management. To fulfill its supervisory responsibilities, the Board was supported by the Risk Committee, which assists in approving, monitoring, and overseeing policies, guidelines, and strategies for identifying, measuring, controlling, and mitigating risks in compliance with regulatory requirements.
Below is a summary of risk management within Bancolombia Group in 2024:
Credit Risk
Credit risk represents the probability that the Organization may incur losses due to a counterparty, issuer, or debtor failing to meet financial obligations; a deterioration in credit ratings; reductions in earnings and returns; losses from restructuring benefits granted; and recovery costs. As the primary and most significant risk in the banking business, credit risk must be managed at every stage of the credit cycle.
In 2024, Bancolombia Group’s loan portfolio reflected a modest and gradual economic recovery, influenced by macroeconomic factors such as lower inflation and interest rates, which stimulated domestic and external demand through increased investment and consumption. However, political and fiscal uncertainty, particularly in Colombia, along with geopolitical tensions in the Middle East impacting the global economy, created a challenging economic environment. These factors affected investor risk perception and led to declining confidence among both consumers and businesses, impacting credit demand in the countries where Bancolombia Group operates.
Continuous monitoring and review of credit portfolios remained key in identifying and implementing strategies across the credit cycle. This led to the development of new processes, methodologies, and models leveraging traditional, alternative, and sector-specific data to enable more personalized and timely portfolio management. By utilizing both local and cross-border tools across the Group’s markets, these efforts contributed to overall improvements in portfolio risk indicators while also strengthening customer support.
Some of the initiatives aimed at further improving risk management across the entire credit cycle include:
Origination
With a more conservative risk appetite in response to the challenging economic conditions in 2024, we enhanced our origination models by incorporating new variables and analytical techniques. These improvements increased predictive accuracy, enabling a more targeted approach to loan disbursement, focusing on stronger credit profiles and higher-quality borrowers. We also improved efficiency, agility, and customer coverage in the credit process by expanding the number of pre-approved customers and reducing response times. Automation played a key role in optimizing processes for both individuals and businesses.
By integrating sector-specific components into our credit risk management approach, we gained deeper insights into credit cycles, allowing us to anticipate decision-making, manage and mitigate risk in both existing and potential portfolios, model future scenarios, and optimize risk models with a sectoral perspective. To support this, we relied on sector ratings, policies, and diagnostic methodologies, ensuring our origination efforts aligned with our risk appetite.
Monitoring
Throughout the year, monitoring remained central to the credit cycle. We focused on making proactive decisions that could be integrated into other stages of the cycle. To achieve this, we developed behavioral models and methodologies, alerts, and early estimations of key variables, incorporating traditional, alternative, and sector-specific data sources.
We also improved our monitoring processes and models, making them more agile and effective in managing portfolios, guarantees, covenants, and advances. As a result, we developed the Special Risk Management Tool (HERA), designed to enable comprehensive credit cycle management while providing a holistic view of both the portfolio and our clients.
Our predictive analytics models, using both traditional and alternative data, helped improve customer credit ratings and expand the pool of automatically rated clients. These enhancements eliminated subjective assessments and increased agility in the process. We also identified reliable data sources that enabled more informed and effective portfolio monitoring across all stages of the credit cycle. This provided a more forward-looking perspective, allowing for early action aligned with strategic decision-making.

Additionally, our early warning models helped detect potential deviations from portfolio composition forecasts, while sector analyses allowed us to manage portfolios affected by fluctuations in economic activity and macroeconomic conditions. This approach gave us a better understanding of the risk levels associated with our clients’ business activities, helping us identify the most affected economic sectors and evaluate the most representative companies within them.
We continuously monitored and updated these models to ensure ongoing improvement, incorporating new variables to enhance predictive capabilities and further segmenting them for increasingly specialized applications.
As part of our portfolio concentration risk management, we monitored exposure levels among the most significant economic groups. This allowed us to comply with applicable regulations while strategically managing these exposures. As of December 31, 2024, the total outstanding balance of the 20 largest economic groups within Bancolombia Group, on a consolidated basis, represented 115.7% of the Group’s CET1 capital and 14.3% of the loan portfolio. No individual exposure accounted for more than 1.5% of the total portfolio.
Recovery
As our recovery strategy remained a key area of focus for managing past-due portfolios, we maintained a proactive approach and early-stage collections efforts across all portfolios. Our objective was to promptly recognize changes in clients’ risk situations across all segments and industries, considering their payment history, transactional profile, and macroeconomic conditions.
We continued strengthening our collections models and expanding the number of pre-approved cases, leveraging process digitalization and implementing new strategies. These strategies focused on offering tailored payment solutions, encouraging repayment, and personalizing the collections process by considering individual client characteristics. To achieve this, we applied behavioral economics principles, particularly in Colombia. Experimentation remained a key pillar of our collections strategy, allowing us to improve the acceptance rate of payment alternatives and develop new recovery mechanisms aimed at reintegrating clients into the banking financial system.
In our loan loss provisions estimates, we continued to factor in guarantees as collateral for operations, ensuring that their physical and market characteristics were reflected in their fair value. External, independent entities with the expertise and qualifications required by regulatory authorities conducted these valuations. They incorporated market, macroeconomic, environmental, and political factors, and for impaired loans, valuations were performed at least once per year.

Bancolombia Group Results

Bancolombia Group’s gross loan portfolio in pesos recorded a 10.0% growth as of the end of December 2024, compared to the same month of the year 2023 year. This increase was primarily driven by higher disbursements in the corporate segment’s commercial loan portfolio and, to a lesser extent, by mortgage loans in the personal banking segment. These results reflect adjustments in monetary policy, which gradually reduced inflation and interest rates in the countries where the Group operates, enabling the recovery of certain economic sectors. Additionally, the depreciation of the peso against the dollar during the period contributed to portfolio growth due to the revaluation of the Group’s foreign currency loan portfolio in pesos.
The consolidated 30 day past-due loans, rate decreased to 5.20% in December 2024, compared to 5.39% in the same period of the previous year. This decrease was primarily due to improvements in the quality of the consumer loan portfolio. Throughout 2024, we developed and implemented various strategies across the credit cycle, enabling proactive and targeted actions aligned with customers’ financial realities and market conditions. These initiatives helped mitigate portfolio deterioration and strengthen risk profiles.

Meanwhile, the balance of 90-day past-due loans increased 14.9% over the same period, leading to a 4.4% increase 90-day PDL rate, which stood at 3.85% at the end of 2024, up from 3.69% a year earlier. This increase was mainly attributed to the deterioration of clients in the construction and agroindustrial sectors, as well as mortgage loans in personal banking.
The annual cost of credit at the end of 2024 was 2.0%, lower than the 2.8% recorded the previous year. This decrease was primarily due to lower credit expenses in personal banking portfolios, particularly in Colombia, resulting from risk management initiatives launched in 2023 that had a positive impact throughout 2024.
Bancolombia

Bancolombia closed 2024 with a gross loan portfolio balance of COP 192 trillion, representing a 4.9% growth compared to the previous year. This growth was primarily driven by the Corporate segment and an increase in disbursements from the mortgage loans in personal banking.
The 30-day past-due loans rate stood at 4.8% in December 2024, down from 5.0% in the same period of 2023. This improvement was largely due to a decline in past-due loans in the Personal Banking, Business, and Independent segments.
The overdue portfolio coverage decreased during the period, ending at 123.9% in December 2024, compared to 130.9% in December 2023. Meanwhile, total loan loss provisions amounted to COP 4.1 trillion, reflecting a 36.9% decrease year-over-year. As a result, the annual cost of credit at the end of 2024 was 2.3%, down from 3.6% in 2023. This improvement was primarily driven by strong performance in the consumer loan portfolio throughout 2024, which resulted in lower deterioration compared to the previous year, as well as lower provisioning requirements influenced by macroeconomic conditions and credit risk parameters.
Other companies (2)
At the close of 2024, Banistmo recorded a 12.6% increase in its loan portfolio balance in pesos compared to the previous year. This variation was primarily driven by exchange rate effects, as the depreciation of the peso against the dollar offset the overall decline in the portfolio in its original currency (USD). The contraction was particularly evident in the commercial loan portfolio, due to early repayments in sectors such as real estate and construction, as well as adjustments to origination policies in personal banking, mainly in the mortgage segment.
The 30-day past-due loans rate stood at 8.8% at year-end 2024, up from 8.5% in 2023, while the total past-due loan coverage ratio closed at 62.5%, compared to 60.4% the previous year. The lower coverage ratio was mainly due to the deterioration of a major real estate sector client since 2023. However, this exposure is backed by a real estate guarantee, which reduces the required loan loss provisions. Additionally, the increase in the past-due loans ratio was largely attributed to the Corporate segment, where the principal balance declined at a faster rate than past-due loans. The consumer loan portfolio performed better, supported by various credit cycle strategies implemented throughout the year.
We implemented origination strategies focused on lower-risk individual borrowers, enhanced customer profiling using both internal and external data, introduced sector-based rating and alert systems, and activated new recovery strategies and tools. These initiatives helped us take a proactive approach to portfolio management, leading to improved portfolio quality.
At Banco Agrícola, the loan portfolio in pesos grew by 21.7% at year-end 2024, primarily due to the depreciation of the peso against the dollar and an increase in the local currency portfolio across commercial and consumer loans. The positive trend in the consumer portfolio was driven by an expansion strategy targeting lower-risk individual clients, leveraging the evolution of credit rating models and broader pre-approved loan coverage.
The 30-day past-due loans rate closed at 2.1%, down from 2.5% in 2023. For business clients, this improvement was mainly due to the recovery of a key textile sector client, while in personal banking, it resulted from credit cycle strategies that enabled sustained loan disbursements while maintaining appropriate risk levels. The coverage ratio closed at 153.6% in December 2024, up from 146.6% a year earlier.
Bam reported a 24.6% increase in its loan portfolio in pesos at year-end 2024 compared to 2023. This growth was driven by the depreciation of the peso against the dollar, alongside an overall expansion in local currency portfolios, particularly in the corporate segment’s commercial loan portfolio.
The 30-day past-due loans rate stood at 3.8%, up from 3.6% at year-end 2023, mainly due to the default of a specific agribusiness sector client and deterioration in the personal banking portfolio, which was impacted by social and economic challenges faced by the
(1) The information exposed for the Group companies, other than Bancolombia S.A., includes the restatement of figures from U.S. dollars to Colombian pesos under the IFRS standard. During the period from December 2023 to December 2024, the Colombian peso devalued 15.36% against the U.S. dollar.

country during the year. The 30-day past-due loan coverage ratio ended at 124.4% in December 2024, down from 145.6% in December 2023. Despite this decline, the coverage ratio remained at a solid level, reflecting reduced provisioning requirements due to adjustments in models and updates to macroeconomic indicators.
At Bancolombia Panamá, the loan portfolio balance in pesos grew by 45.9% year-over-year, driven by a 26.6% increase in the local currency (USD) portfolio and the impact of peso depreciation against the dollar during the reporting period. This growth was mainly attributed to significant disbursements to corporate clients in the trade sector, as well as a stronger portfolio dynamic, fueled by the benefits Colombian companies find in conducting foreign currency transactions through offshore financial institutions. The 30-day past-due loans rate closed at 0.33% in 2024, compared to 0.22% in 2023, with a coverage ratio of 292.4%.
Finally, at Bancolombia Puerto Rico, the loan portfolio balance in pesos increased by 31.56% year-over-year, driven by peso depreciation against the dollar and 14.04% growth in the portfolio in its original currency (USD), primarily in the government and international segments. The 30 day past-due loans ratio stood at 0.17% in December 2024, compared to 0.15% in December 2023, with a coverage ratio of 171.1%.

Country’s Risk
This risk refers to the possibility that an entity may incur losses due to financial operations abroad, as a result of a deterioration in the economic and/or socio-political conditions of the country receiving these operations, either due to limitations on currency transfers or factors not attributable to the commercial and financial condition of the receiving country. This definition includes the sovereign risk (SR) and transfer risk (TR), among others.
At Bancolombia Group, we have guidelines, processes, and methodologies that allow us to regularly assess the country risk exposure of our capital investments—defined as those made in jurisdictions outside Colombia that hold significant economic materiality, whether individually or in aggregate, and have long-term strategic intent.
The country risk management includes the risk identification, measurement, control, and monitoring stages to which the entity is exposed. In managing this risk, we consider not only the business plan but also the nature and materiality of operations, their current and future outlook, and the characteristics of the host country. Our approach is backed by policies and strategies developed by the Risk Vice Presidency and approved by the Board of Directors.
Our capital investment appetite is determined based on country risk assessments in accordance with the SIAR. We ensure compliance with solvency and liquidity indicators, maintaining alignment with the Bank’s financial strength and stability.
Throughout the year, we enhanced our methodology for calculating and managing country risk, enabling more precise monitoring and risk calculations that are better aligned with the Bank’s risk appetite and clients’ needs.
In 2024, we did not encounter any risk alerts in our investments, nor did we make impairment adjustments that could affect the Bank’s financial strength. Notable changes during the year included the transfer of Wenia Ltd.’s investment to Bancolombia

Investment Banking and the addition of two new investments: Ozone Financial Technology Ltd., invested through Sistema de Inversiones y Negocios S.A., and Banagrícola S.A., invested through Inversiones CFNS S.A.S. The total investment balance increased by 17%, primarily due to exchange rate fluctuations and operational performance.
Market Risk
Market risk refers to the potential for losses arising from fluctuations in stock prices, interest rates, exchange rates and other indicators whose values are determined in a public market. It also refers to the probability of unexpected changes in net interest income and economic equity value due to shifts a change in market interest rates.

At Bancolombia Group, we identify, measure, monitor, control, and report market risks to ensure timely decision-making and effective risk mitigation, ultimately enhancing greater value for our shareholders. Our market risk management policies and strategies are approved by the Board of Directors, ensuring consistency and alignment in risk appetite across all Bancolombia Group entities.
Bancolombia Group
a.Instruments for Trading Purposes
Instruments used for trading purposes in Bancolombia Group include fixed income, variable income, foreign currency and derivative products, whose management is aimed to maintain an investment portfolio to support liquidity and meet the needs of our customers, all while ensuring a controlled risk profile.
The relevant risk factors for instruments held for trading purposes are interest rate risk, exchange rate risk and share price risk.
•Interest rate risk arises from unexpected changes in interest rates that may adversely affect the value of a financial instrument. It mainly affects debt securities and derivatives.
•Exchange rate risk refers to changes in the exchange rate of one currency against another and affects foreign currency positions. A long position in a foreign currency other than the local currency may result in losses if that currency depreciates against the local currency.
•Finally, equity price risk arises from adverse movements in market prices or expectations of future dividends that affect positions in shares, equity indices or derivatives with equity underlyings.
All these market risks can be partially or fully mitigated with derivatives such as options, futures, forwards and swaps, relative value strategies and by taking non-directional positions.
To manage and control market risks in our trading activities, we employ two Value at Risk (VaR) methodologies: (1) The standard methodology established by the SFC, and (2) An internal methodology based on weighted historical simulation. These methodologies measure the maximum probable loss that a portfolio could have over a time horizon and with a level of confidence.
Our internal weighted historical simulation methodology applies a 99% confidence level, a 10-day holding period, and a one-year window (250 daily observations) based on historical data from the VaR calculation reference date. The standard methodology established by

Chapter XXXI of the Basic Accounting and Financial Notice (CBCF) of the SFC follows the model recommended by the Basel Committee on Banking Supervision’s 2005 Amendment to the Capital Accord to Incorporate Market Risk. This methodology is used to report market risk exposure to the SFC and to measure the capital requirements of Bancolombia Group.
Additionally, we conduct extreme scenario assessments and stress testing, estimating potential losses in low-frequency but plausible events. These tests replicate historical crises or simulate hypothetical market shocks. We also measure Expected Shortfall (ES), which estimates the average potential loss exceeding the VaR threshold. Unlike VaR, Expected Shortfall captures tail risk, reflecting the possibility of large but infrequent losses. Furthermore, we perform model validation through backtesting, comparing predicted losses against actual outcomes. When necessary, we adjust our VaR models based on backtesting results.
To ensure effective market risk management and control, Bancolombia Group maintains a hierarchical VaR limit structure, which prevents risk concentration in specific asset classes and maximizes portfolio diversification benefits. These limits are set at the company, product, or risk-responsibility level. Loss alerts, stop losses and sensitivity limits are also managed, especially in derivative portfolios. The limits are approved by the Board of Directors, taking into account the size of the assets, the complexity and volatility of the markets, as well as the group’s appetite. These are monitored daily, and their excesses or non-compliance are reported to the Board of Directors and the Risk Committee.
In 2024, market risk exposure measured under the SFC standard methodology ranged between COP 1.18 trillion and COP 1.73 trillion, with an average exposure of COP 1.44 trillion. The total year-end exposure increased, driven primarily by higher foreign exchange exposure, particularly to the U.S. dollar; increased interest rate exposure, due to greater investments in Colombian government debt securities, and growth in equity-related factors, including collective investment portfolios, mainly driven by valuations in Fondo Inmobiliario Colombia.
The overall market risk variation, along with changes in individual risk factors under the SFC standard methodology, is detailed below:

December 2024
In Millions of Colombian Pesos
Factor	End of the Year	Average	Maximum	Minimum
Interest Rate	540,397	507,425	586,194	433,465
Exchange Rate	764,920	554,900	764,920	364,421
Share Price	360,287	351,134	360,287	340,363
Collective Portfolios	31,962	25,653	31,962	18,005
Total VaR	1,697,566	1,439,112

December 2023
In Millions of Colombian Pesos
Factor	End of the Year	Average	Maximum	Minimum
Interest Rate	405,467	418,472	542,464	383,914
Exchange Rate	332,662	185,624	374,407	51,410
Share Price	342,024	332,443	347,539	312,136
Collective Portfolios	15,847	23,292	27,923	15,847
Total VaR	1,096,000	959,832
b.Instruments for Purposes Other Than Trading
At Bancolombia Group, we maintain non-trading instruments such as loans, term deposits, checking accounts, and savings accounts, which are recorded in the Banking Book. The market risk management of the Banking Book is focused on increasing the economic value of equity, contributing to the generation of recurring profits with a controlled risk profile.
The relevant risk factor of the Banking Book positions is interest rate risk, understood as the potential for of unexpected changes in net interest income due to fluctuations in market interest rates. Changes in interest rates affect the Bank's income due to differences in the repricing of assets and liabilities.
Another risk factor affecting Banking Book positions is equity price risk, which arises from investments held by Investment Banking as a Financial Corporation, either directly or through its affiliated companies, in strategic capital investments. Exchange rate exposures that arise in the Banking Book are transferred to the Treasury Book.
To manage and control market risks outside of trading activities, we employ a comprehensive approach that includes a short-term perspective, measuring the sensitivity of net interest margin over a one-year horizon, and a long-term perspective, estimating the impact on the economic value of equity (EVE) under various scenarios. Additionally, we define alert levels to monitor and control interest rate risk in the Banking Book, which are periodically reported to Senior Management.
Market risk management of positions in the Banking Book is carried out in a decentralized and independent manner in each of the Bancolombia Group’s banking entities. This management is carried out by the Asset and Liability Management areas, of the Financial Vice-Presidency, through derivative instruments such as exchange rate and interest rate swaps, mainly.
In general, Bancolombia Group has a positive sensitivity to increases in interest rates for the total financial margin. In relation to the sensitivity of the economic value (Market Value of Equity, MVE), the general positioning of the balance sheet was such that the average duration of assets was slightly lower than that of liabilities.
In 2024, we observed a COP 209.785 billion decrease in net interest margin sensitivity, primarily due to the higher sensitivity of deposit accounts. Meanwhile, foreign currency sensitivity increased by USD 7.084 billion, driven by growth in time deposits and deposit accounts.
Below is a comparison of interest rate risk sensitivity in local currency (pesos) for Bancolombia Group, between December 31, 2024, and December 31, 2023:

Legal Currency	December 31, 2024	December 31, 2023
In Millions of Colombian Pesos
Asset sensitivity to 100 bps	1,262,776	1,152,782
Liability sensitivity at 100 bps	915,528	595,749
Sensitivity of Net Interest Margin to 100 bps	347,248	557,033

Likewise, the sensitivity to interest rate risk in foreign currency (dollars) for Bancolombia Group as of December 31, 2024 and December 31, 2023 is shown:

Foreign Currency	December 31, 2024	December 31, 2023
In Thousands of USD
Asset sensitivity to 100 bps	76,219	75,052
Liability sensitivity at 100 bps	83,051	74,800
Sensitivity of Net Interest Margin to 100 bps	-6,832	252

A positive net sensitivity indicates that assets are more sensitive than liabilities, meaning that an increase in interest rates will positively impact Bancolombia Group’s net interest margin. A negative sensitivity denotes a greater sensitivity of liabilities than assets and implies that an increase in interest rates will negatively affect the net interest margin. In case of a decrease in interest rates, the behavior of the net interest margin would be the opposite of that described above.

To calculate the sensitivity of the net interest margin based on the term at repricing, the following assumptions were taken into account: (a) only the contractual conditions of the current transactions were considered, (b) the sensitivity of the balance sheet at a fixed rate was based on amounts that mature in a period of less than one year under the assumption that these will be placed again at market rates; and (c) changes in the interest rate were presented immediately and in parallel in the asset and liability yield curves.
The price risk sensitivity of the structural shares is presented below:
The market value of these positions recorded a negative variation of 11.9%, decreasing from COP 41.096 billion at year-end 2023 to COP 36.226 billion at year-end 2024. This decline was primarily driven by the devaluation of ENKA’s shares.
Considering a 14.70% negative impact on the value of structural equity investments as of December 2024, we recorded a devaluation of COP 5.325 billion.

	December 31, 2024	December 31, 2023
Amount	36,226	41,096
Delta	14.70%	14.70%
Sensitivity	5,325	6,041

Bancolombia
The management of market risk and interest rate risk for Bancolombia’s banking book follows the same approach detailed earlier, which is applied to Bancolombia Group.
The results of this risk metric for the Bank are described below:
Contractual Maturity Flows Projections
During 2024, fundraising was concentrated on stable funding. In this way, the maturity mismatch between assets and liabilities did not present significant variations compared to the previous year.
Assets – 2024

Assets	0-30 days	31 Days – 1 Year	1–3 Years	3–5 Years	More Than 5 Years
December 31, 2024		In Millions of Colombian Pesos
Available in	13,292,127	-	-	-	-
Asset liquidity transactions	5,697,440	-	-	-	-
Investments	995,155	7,699,148	8,727,586	2,430,000	5,325,958
Loan portfolio	8,128,320	65,765,834	78,036,549	46,330,763	78,012,086

Derivative financial assets	8,676,006	4,685,855	1,694,141	743,790	836,395
Total Assets	36,789,048	78,150,837	88,458,276	49,504,553	84,174,439

Liabilities – 2024

Liabilities	0-30 days	31 days–1 year	1–3 Years	3–5 Years	More Than 5 Years
December 31, 2024		In Millions of Colombian Pesos
Deposit accounts	115,768,639	-	-	-	-
Term deposits	11,309,077	35,826,396	8,349,029	3,583,268	15,246,849
Liability liquidity transactions	646,806	-	-	-	-
Bank loans	148,800	4,123,676	4,830,763	865,447	1,205,849
Outstanding investment securities	40,491	759,393	4,581,252	1,131,868	5,761,272
Preferred shares	-	57,701	115,403	115,403	295,697
Derivative financial liabilities	8,444,434	4,517,066	1,559,856	763,789	754,418
Total Liabilities	136,358,247	45,284,232	19,436,303	6,459,775	23,264,085

Position by Indexation
As of December 2024, 60.77% of the Bank’s assets were indexed to variable interest rates, while 39.23% were indexed to fixed rates. In contrast, liabilities had a concentration of 86.88% in fixed rates and 13.12% in variable rates. The balance sheet was characterized by a significant increase in fixed-rate and IBR-indexed positions, in line with the Bank’s asset and liability management strategy, considering loan portfolio growth and interest rate trends in the market.
Fair Value of Assets and Liabilities
The fair value of each of Bancolombia's balance sheet positions is presented below:

December 31, 2024		December 31, 2023
Book value	Fair Value	Book Value	Fair Value
In Millions of Colombian Pesos
Assets

Debt securities, marketable investments and pledged financial assets (1)	13,866,824	13,866,824	6,942,468	6,942,468
Debt securities, available-for-sale investments (1)	3,326,813	3,326,813	3,211,425	3,211,425
Debt securities, held-to-maturity investments, net (1)	4,117,051	4,095,270	3,423,265	3,410,468
Equity instruments (1)	445,356	454,423	180,744	188,124
Hedging instruments (1)	2,924,434	2,924,434	6,215,942	6,215,942
Loan portfolio and financial leasing operations (2) (3)	178,098,539	185,267,812	170,029,117	171,005,705
Investment properties (4)	846,853	846,853	574,550	574,550
Total Assets	203,625,870	210,782,429	190,577,511	191,548,682
Liabilities
Customer deposits (5)	185,801,073	186,106,658	170,231,400	171,398,021
Repos (6)	628,483	628,483	263,751	263,751
Hedging instruments (1)	2,667,439	2,667,439	6,699,521	6,699,521
Financial obligations (7)	10,557,864	10,557,864	12,000,269	12,000,269
Debt securities issued (8)	7,801,008	8,006,510	10,958,823	10,919,613
Preferred shares (9)	584,204	407,174	584,204	394,550
Total liabilities	208,040,071	208,374,128	200,737,968	201,675,725

a.Instruments for Trading Purposes
The instruments for trading purposes at Bancolombia include fixed income, variable income, foreign currency and derivative products, whose management is aimed at maintaining an investment portfolio to support liquidity and meet the needs of our clients, maintaining a profile of controlled risks.
For the management and control of market risks in Bancolombia, the same methodologies set out above for Bancolombia Group are considered and a hierarchical structure of own limits with which the Bank’s exposure is managed.
In 2024, market risk exposure measured under the SFC standard methodology ranged between COP 1.04 trillion and COP 1.50 trillion, with an average exposure of COP 1.24 trillion. The total exposure increased primarily due to higher exposure to exchange rate and interest rate risk factors. The increase in exchange rate risk was mainly driven by greater exposure to the U.S. dollar, while interest rate risk was influenced by an increase in holdings of Colombian government and private debt securities. The increase in the collective investment portfolios factor resulted from the appreciation of investments.
The total variation in market risk, as well as that of its risk factors under the SFC’s standard methodology is shown below:

December 2024
In Millions of Colombian Pesos
Factor	End of the Year	Average	Maximum	Minimum
Interest Rate	413,000	405,330	452,682	351,696
Exchange Rate	615,479	404,782	615,479	234,652
Share Price	14,996	15,638	26,578	11,674
Collective Portfolios	439,564	417,525	439,564	401,821
Total VaR	1,483,039	1,243,275

December 2023
In Millions of Colombian Pesos
Factor	End of the Year	Average	Maximum	Minimum
Interest Rate	334,375	352,633	484,964	308,204
Exchange Rate	203,244	128,096	239,366	42,283
Share Price	25,951	20,880	25,951	17,313
Collective Portfolios	402,159	396,851	412,474	370,716
Total VaR	965,729	898,460

Between December 31, 2023, and December 31, 2024, the average total VaR was COP 1.24 trillion, with a maximum value of COP 1.50 trillion and a minimum value of COP 1.04 trillion.
b.Instruments for Purposes Other Than Trading
To manage and control market risks, Bancolombia adheres to the Interest Rate Risk of the Banking Book (IRRBB) guidelines set forth in Chapter XXXI of the SFC’s Basic Accounting and Financial Notice (CBCF in Spanish), Annex 15, Standard Methodology for Determining Interest Rate Risk of the Banking Book (IRRBB). These guidelines apply to assets, liabilities, and off-balance-sheet positions designated by the SFC and became effective on December 1, 2024.

Net Interest Margin Sensitivity (ΔNIM)
The ΔNIM metric measures the impact of interest rate risk on the Bank’s financial income and expenses over a one-year horizon. This approach allows us to assess the effect of interest rate changes on projected interest income and expenses, providing insight into the immediate impact on the Bank’s profitability.
To evaluate changes in NIM, we apply two specific shock scenarios: an upward parallel shock and a downward parallel shock. These shocks involve uniform shifts in the interest rate curve, either up or down, to analyze how these variations affect the net interest margin over the one-year period.
The interest rate shocks, in basis points, for each currency are:

Currency (c)	Parallel (+/-)
COP	400
RVU	200
USD	200
Table 1. NIM Sensitivity

Positions	December 31, 2024
(In Millions of COP)
Asset sensitivity	5,047,412
Liability sensitivity	3,989,352
NIM Sensitivity (Delta NIM)	1,058,060

As of December 2024, the Delta NIM was COP 1.1 trillion under a parallel downward scenario, considering the positive mismatch of repricing and capital maturities under one year.
Assumptions and Limitations
•The analysis assumes a constant balance sheet, meaning that cash flows maturing or being repriced are replaced by new cash flows under the current conditions of each product.

•The projection includes behavioral options such as prepayments of fixed-rate loans, deposit account maturities, and implicit or explicit options related to fixed-rate commitments and variable-rate prepayments in the wholesale loan portfolio segment.
Economic Value of Equity Sensitivity (ΔEVE)
The ΔEVE metric assesses changes in the net present value of cash flows from assets, liabilities, and off-balance-sheet items until their maturity under stress scenarios. The goal is to capture how interest rate variations impact the Bank’s economic value of equity.
This calculation incorporates interest rate shocks applied to the risk-free zero-coupon yield curve for each currency. We consider six scenarios to evaluate the impact of interest rate fluctuations under various market conditions on the present value of banking book cash flows, ultimately determining the Bank’s economic value.
Shock Scenarios
The interest rate shocks, in basis points, for each currency are:

Currency (c)	Parallel	Short-Term	Long-Term
COP	400	500	300
RVU	200	300	100
USD	200	300	150
The scenarios include:
1.Upward parallel shock.
2.Downward parallel shock.
3.Steepening shock (short-term rates decrease, long-term rates increase).
4.Flattening shock (short-term rates increase, long-term rates decrease).
5.Short-term upward shock.
6.Short-term downward shock.
Table 2. Economic Value of Equity Sensitivity (ΔEVE)

Positions	December 31, 2024
In Millions of COP
Asset sensitivity	6,848,837
Liability sensitivity	4,985,977
EVE Sensitivity (Delta EVE)	1,862,860

As of December 2024, Bancolombia’s Delta EVE was COP 1.9 trillion under a parallel upward market rate scenario.

The Delta EVE represents 6% of the sum of Common Equity Tier 1 capital and Additional Tier 1 capital. This remains within the outlier threshold established in Chapter XXXI of the SFC’s Basic Accounting and Financial Notice (CBCF), Annex 15, which sets the limit at 15% of Common Equity Tier 1 plus Additional Tier 1 capital.
Assumptions and Limitations
•The analysis is conducted under a liquidation balance assumption, meaning that existing positions are amortized and not replaced by new business.
•The cash flow projections include behavioral options, such as prepayments of fixed-rate loans, the maturity of deposit accounts, and implicit or explicit options related to fixed-rate commitments and variable-rate prepayments in the wholesale loan portfolio segment.
Liquidity Risk
Liquidity risk refers to the inability to fully and promptly meet payment obligations on their due dates due to insufficient liquid resources or the need to assume excessive funding costs. Situations such as a downgrade in the credit ratings of the Bank and its subsidiaries could increase funding costs and make it more difficult to attract deposits or refinance maturing debt.
For Bancolombia Group, liquidity prevails over any growth and profitability objective. Liquidity and capital management are fundamental pillars of our business strategy, ensuring the strength of our balance sheet. Bancolombia Group’s liquidity management model encourages the autonomy of subsidiaries, which must be self-sufficient in their financing structure. Each subsidiary is responsible for meeting its current and future liquidity needs within a corporate-level coordination framework. The metrics used to control liquidity risk are developed around common and homogeneous concepts, though the analysis and adaptation are carried out by each subsidiary.
Our liquidity risk management measures include maintaining an investment portfolio designed to serve as a liquidity reserve and defining early warning indicators and liquidity limits that allow us to proactively assess the Group’s exposure level.
We use liquidity gaps and stress scenarios as methodologies to control liquidity risk. Liquidity gaps measure cash flow mismatches of assets, liabilities and off-balance sheet positions, separately for legal and foreign currencies. We apply regulatory models, incorporating contractual maturities, as well as internal models, where cash flows are adjusted through the implementation of different indicators, in order to reflect a more realistic behavior of cash flows.
We also measure structural liquidity by monitoring the available stable funding and its coverage against required stable funding, using regulatory models and Basel Committee standards on the Net Stable Funding Ratio (NSFR). We adjust these models based on the stability characteristics of our deposits.
We periodically validate policies, limits, processes, methodologies, and tools used to assess liquidity risk exposure, ensuring their relevance and functionality, and making necessary adjustments. Our market and liquidity risk teams produce daily, weekly, and monthly reports for senior management, allowing us to track liquidity risk exposure levels, limits, and alerts, and support the decision-making process.
Liquidity Risk Exposure

In 2024, Bancolombia Group maintained a strong liquidity position, with a 30-day liquidity coverage ratio of 176.99% in local currency and 507.43% in foreign currency at year-end. As of December 31, 2024, Bancolombia Group’s liquid assets totaled COP 31.9 trillion in local currency and USD 6.287 billion in foreign currency.
To estimate liquidity risk, we calculate a liquidity coverage ratio to ensure that liquid assets are sufficient to cover potential net cash outflows over a 30-day period. This indicator allows Bancolombia Group to meet its liquidity coverage for the next month. The results of Bancolombia Group’s liquidity coverage ratio are as follows:

Liquidity Coverage Ratio	December 31, 2024	December 31, 2023
In Millions of Colombian Pesos
30-day Liquidity Requirement	23,887,074	13,752,496
Liquid Assets	59,617,840	50,680,823
Liquidity Ratio*	249.58%	368.52%
*The minimum level of the liquidity ratio required by law is 100%.
30-day Liquidity Requirement: 30-day contractual maturities of assets (portfolio, liquidity transactions, non-liquid investments, derivatives) minus contractual maturities of liabilities (term deposits, liability liquidity transactions, bonds, liability portfolio, derivatives) minus non-contractual maturities of deposit accounts.
Liquid Assets: liquid assets are considered to be those that are easily realized and form part of the entity's portfolio or those that have been received as collateral in asset transactions in the money market, that have not been subsequently used in liability transactions in the money market and do not have any mobility restrictions. The following are considered liquid assets: cash, shares in open collective investment funds with no permanence agreement, shares registered in a stock exchange in Colombia that are eligible for repo or repurchase agreements, and marketable and available-for-sale investments in fixed-income securities.
Bancolombia
Liquidity risk management continued to be carried out through an internal liquidity gap projection model for both real and stressed situations. Regulatory indicators, such as the Liquidity Risk Indicator (IRL), the Individual and Consolidated Short-Term Exposure Indicator (IECPI-IECPC), and the Net Stable Funding Ratio (NSFR - CFEN in Spanish regulations), showed results that confirmed comfortable liquidity levels, ensuring compliance with both internal and regulatory limits.
We conducted liquidity simulations under different scenarios to maintain adequate liquidity levels in line with loan portfolio growth dynamics and to ensure 100% compliance with the NSFR requirement. Liquidity levels remained stable, maintaining an optimal level of high-quality liquid assets.
Short-Term Liquidity Risk Exposure

To estimate short-term liquidity risk, we calculate the Liquidity Coverage Ratio (LCR), which measures the relationship between liquid assets and net liquidity requirements over a 30-day period. This indicator shows the liquidity coverage for the next month.
The net liquidity requirement is calculated based on the flow of contractual maturities of assets and the flow of contractual and non-contractual maturities of liabilities, as defined in current regulations.
The liquidity coverage result for the Bank is presented below:

Liquidity Coverage Ratio	December 31, 2024	December 31, 2023
	In Millions of Colombian Pesos
30-day liquidity requirement	18,811,459	10,179,043
Liquid assets	35,329,433	28,612,973
Liquidity Ratio	187.80%	281.10%

At the end of December 2024, the liquidity coverage ratio stood at 187.80%, reflecting a 93.3% reduction compared to the previous year. This decline was driven by an increase in liquidity requirements, resulting from a decrease in active liquidity operations, a reduction in 30-day loan portfolio projections, and lower derivative operations.
The following table details the Bank’s liquid assets:

Liquid Assets (1)	December 31, 2024	December 31, 2023
	In Millions of Colombian Pesos
Highly Liquid Assets
Available in	12,463,277	12,314,552
High-quality securities	20,622,441	14,197,252
Other Liquid Assets
Other securities	2,243,715	2,101,169
Total Liquid Assets	35,329,433	28,612,973

(1)The high liquidity characteristic is possessed by the available, in all cases, and those liquid assets received by the Colombian Central Bank for its monetary expansion and contraction operations. Liquid assets are adjusted for market liquidity and foreign exchange risk.

High-Quality Securities are considered as available and shares that are eligible for repo or repo transactions, for those entities that are in the group of OMOs Placement Agents (OPA), those securities received by the Colombian Central Bank for its monetary expansion and contraction operations described in paragraph 3.1.1 of the External Regulatory Notice DODM-142 of the Colombian Central Bank or otherwise (if it is not an OPA) only those securities that are mandatory listed in the market maker program.
Other Liquid Assets: liquid assets that do not meet the quality characteristic are included in this item.
Long-Term Liquidity Risk Exposure
The Net Stable Funding Ratio (NSFR) is designed to limit excessive reliance on unstable funding sources for strategic assets, which are often illiquid. It also ensures that entities maintain a stable funding profile in relation to their assets. The NSFR is the ratio of required stable funding to available stable funding.
Below are the NSFR results as of year-end 2024 and 2023:

Net Stable Funding Ratio
In Millions of Colombian Pesos
CATEGORY	December 31, 2024	December 31, 2023
Available Stable Funding (ASF)	205,786.90	192,571.29
Required Stable Funding (RSF)	168,405.51	158,734.45
NSFR	122.20%	121.32%

The indicator has remained above the appropriate levels, complying with the established limits. Over the course of the year, the NSFR increased by 88 basis points, driven by the growth in Available Stable Funding due to an increase in technical equity and deposit accounts in both the Retail and Wholesale segments. This was partially offset by the rise in RSF, attributed to the active loan portfolio disbursements.

Operating Risk
Our primary goal in managing operational risk at Bancolombia Group is to understand and capitalize on opportunities to generate benefits while reducing losses by identifying and mitigating threats. This management approach follows the key stages of risk administration—identification, measurement, control, and monitoring. We continuously identify and update the risks to which our operations are exposed. Additionally, we aim to enhance risk management by expanding its scope and timeliness through collaborative efforts across different areas and the development of our human talent.
Bancolombia

Bancolombia closed 2024 with operational losses totaling COP 320.711 billion, reflecting a 17% increase in net accumulated economic losses compared to the previous year (COP 273.341 billion). This increase was mainly due to a rise in external fraud incidents, particularly cases of customer impersonation in payment methods and digital channels, which accounted for 82% of total fraud-related losses. Losses were also attributed to technological failures, which resulted in erroneous account balances in favor of customers that could not be recovered.
Our exposure to cybersecurity risks remained at appropriate levels, thanks to the controls, monitoring, and mitigation measures we implemented to address evolving threats. Additionally, we continued to monitor employee health and well-being, ensuring that all processes and products operated normally throughout the year.
Consolidated Operating Risk Status
As of year-end 2024, Bancolombia Group’s total operational risk profile was categorized by risk severity as follows:
•Tolerable assessment (low risks): 84%.
•Moderate rating (medium risks): 10%.
•Critical rating (high risks): 4%.
•Very critical rating (very high risks): 2%.
The last category represents risks that exceed individual risk appetite thresholds set for each entity within Bancolombia Group. At the corporate level, we conduct ongoing updates to risk assessments in response to business dynamics and process changes, which naturally lead to year-over-year variations in risk levels.
Residual risk exposure—meaning the exposure remaining after considering the mitigating effects of controls—was distributed as follows:

•Process failure risks: 41%.
•Internal and external fraud categories: 50%.
•Technological failures: 4%.
•Other categories: 5%.

Operational risk losses (materialization) increased by 13% compared to 2023, mainly due to the rise in external fraud incidents affecting digital channels and credit cards. Fraud-related events accounted for 76% of the losses, while 22% were due to process failures.

Operating Risk Management Achievements

1.We maintained risk profile coverage above 98%, ensuring that changes in Bancolombia Group’s processes, products, channels, and services were evaluated and managed in a timely manner, enhancing the Organization’s ability to achieve its operational objectives.
2.We developed tools and solutions using artificial intelligence and analytics to advance the automation of processes required for SIAR compliance.
3.We progressed on the plan agreed upon with the Statutory Auditor and the Board of Directors regarding suppliers, conducting 66 risk assessments and bringing the total number of suppliers analyzed since 2022 to over 340. As a result, we improved the control environment for handling sensitive data and strengthened process controls, access management, and vulnerability management.
4.We achieved efficiencies in controls and processes that enhanced the customer experience, as evidenced by a reduction of 205,482 hours in waiting time.
5.We implemented key initiatives and action plans, addressing the main identified risks, which allowed us to reduce exposure by COP 93.585 billion and contain financial losses.
6.We participated in 100% of the key business transformation initiatives, conducting risk assessments and providing guidance on defining controls and action plans.

Cyber Risk Management
In 2024, we strengthened our technological and cyber risk management efforts to promote information security and support Bancolombia Group’s strategy.
We advanced in identifying, measuring, controlling, and monitoring this risk across technological components, processes, and suppliers. Additionally, we improved vulnerability management in both pre-production and production environments, implemented baseline security standards, and supported the business in cloud migration initiatives, the adoption of a secure development lifecycle, and the creation of inventories. We also conducted ongoing monitoring and assessments of risk management maturity and risk indicators.
At Bancolombia Group, we evaluated approximately 260 technological components and around 160 suppliers, focusing on cybersecurity and technology. Furthermore, through the implementation of various action plans, we significantly mitigated technological and cyber risk.
Below are the key achievements of 2024:
•We assessed ransomware attack risks and defined the implementation plan for the digital vault.
•We established role-based access and thresholds, enabling self-management of pre-production vulnerabilities, which resulted in a 98% reduction in risk assessment requests.
•We structured a target model to increase automation and coverage in risk assessments, expanding from 68% of applications evaluated to 100% of the official inventory.
•We strengthened the challenge and oversight functions of the risk team.
•We calibrated the technological and cyber risk profile in line with Bancolombia Group’s business dynamics.

Business Continuity Management
In 2024, we focused on enhancing operational resilience across Bancolombia Group. Below are the most significant achievements:
•Crisis Simulations: We conducted simulations to train the Crisis Management Team and validate response protocols. One of the key exercises was a high-impact reputational event simulation, which involved the participation of Vice Presidents from the Organization.
•Specialized Training: We developed a comprehensive training plan for both the Primary and Alternate Crisis Management Teams, as well as process owners. This included five self-study programs, six expert-led discussions, and a session with Ernst & Young on crisis management during a cyberattack.
•Continuity Exercises: We conducted various continuity exercises in line with the established schedule, covering all key areas: processes, suppliers, technology, infrastructure, and personnel. Additionally, we defined a maturity model to assess the effectiveness of our tests against potential disruption scenarios.
•New Contingency Measures: We implemented new contingency plans to ensure an effective response to interruptions.
•Crisis Information Management: We established a system to provide accurate and timely information to the Crisis Management Team regarding the real-time status of channels and services, allowing for proper customer guidance during crisis events.
Other Relevant Risks
As mentioned throughout this report, 2024 was a year of global economic adaptation following the rise in interest rates as a mechanism to control inflation. This adaptation process has been challenged by factors such as climate change, trade pressures, supply chain disruptions due to geopolitical tensions in Europe, and political shifts driven by electoral processes.
In this context, at Bancolombia Group, we continue working to adjust our policies and processes to effectively manage the most relevant risks. To achieve this, we rely on risk maps as a tool that enables the Organization to identify its most significant exposures and define action plans aimed at mitigating them. Additionally, risk maps allow us to detect key short-term risk sources early, providing a holistic perspective that integrates the local and international context, business development, and the Organization’s future objectives. This information is incorporated into strategic planning, capacity allocation, and the ongoing monitoring of the Group’s risk performance.
At the Corporate Vice Presidency of Risks, we update risk maps annually, and they are approved by Senior Management. The Risk Committee also conducts periodic monitoring of the risks identified in these maps. In 2024, the Corporate Vice Presidency of Risks implemented a new methodology for the construction of the risk map based on the MICMAC structural analysis. This methodology describes a system through a matrix that relates both financial and non-financial risks (including emerging risks), determining the level of influence and indirect dependence of each of them on the behavior of others.
The relationship between the horizontal axis (dependence) and the vertical axis (influence) in the matrix results in four quadrants, categorizing risks as follows: (i) Motor risks: These are the most relevant risks with high influence over others, but they are beyond the Organization’s control as they originate externally. (ii) Linking risks: These risks have both high influence and high dependence on others. The Organization must define short- and medium-term strategies to control their impact. (iii) Resulting risks: These risks have high dependence on others but low influence. (iv) Autonomous risks: These risks have both low dependence and low influence on other risks. This classification helps prioritize the management of risks that have the greatest systemic impact.
The risk map process begins with an analysis of trends and megatrends over the medium term (three years), allowing us to identify and map the risk factors to which the Organization is exposed, ensuring their timely and effective management. This is followed by a collective reflection exercise with Senior Management, where we define the levels of direct influence each risk has on others. The MICMAC methodology is then applied to assess the influence and dependence levels within the risk system. Based on the results, we identify the risks with the highest influence to prioritize actions for their efficient management.
Below is Bancolombia’s 2024 risk map, which was updated to expand from 12 risks to 16. Additionally, we outline the key changes observed throughout the year.

Regulatory and Legal Risk
Regulatory and legal risk refers to the potential for economic losses due to changes in the legal and tax frameworks of the countries where Bancolombia Group operates, as well as new regulatory requirements that may impact the execution of the Organization’s strategy and business operations. We continuously analyze the opportunities and impacts these changes may have on Bancolombia Group.
At the legislative level, 2024 was marked by the approval of a pension reform, which, while creating business opportunities for the management of mandatory and voluntary pension funds, also poses risks to the capital markets, funding sources, long-term fiscal stability, and overall economic performance.

Throughout the year, significant regulatory changes were approved, including: (i) second-level regulations on large exposure management and counterparty risk concentration; (ii) new criteria for assessing related parties in credit institutions, along with mechanisms for identifying and managing transactions with these entities, replacing the previous system of individual credit limits, and (iii) regulations governing the management of public sector entities’ excess liquidity. Additionally, several regulatory proposals set to take effect in 2025 were introduced, which will impact the provision of financial services, particularly in the following areas: (i) the low-value instant payments ecosystem, including the Immediate Payment System of the Colombian Central Bank (Bre-B); (ii) the further expansion of Open Finance regulations in the country, and (iii) the revision of stress testing frameworks, alongside the implementation of Basel II Pillar II through Capital and Liquidity Adequacy Programs (PAC-PAL).
For 2025, challenges are expected in securing approval for the Government’s proposed labor market and healthcare system reforms.
In 2024, legislative activity in Panama was minimal due to the change in government during the first half of the year. The projects introduced in the first semester were discarded, while those presented in the second half were overshadowed by the debate over two major legislative initiatives: a reform of the Social Security Fund, which includes a revision of the pension system, and a proposal to reduce the 2025 public budget, which was ultimately approved. Financial sector regulators did not issue any significant agreements or regulations during the year.
In Guatemala, the Congress played a key role in approving new regulations and proposing legislative initiatives, though political dynamics required careful negotiations. Key legislative developments in 2024 included the reactivation of the General Law for Consumer Defense and Protection and the Cybersecurity Law, which establishes a framework for managing cyber incidents and creates an Interinstitutional Security Center to improve coordination among government entities in combating cybercrime.
In the financial sector, several key regulations were enacted, including the Credit Card Law, published in March 2024, regulating card-related services to enhance transparency and consumer protection; the Credit Card Regulation and Resolution JM-91-2024, which introduced security measures to prevent fraud in digital transaction, and the Competition Law, approved in December 2024, aimed at regulating competitive practices in Guatemalan markets to ensure a fair and transparent business environment. These reforms reflect Guatemala’s commitment to modernizing its regulatory framework.
At the international level, Guatemala continued strengthening bilateral relations and seeking support for strategic initiatives, including judicial reform and development project management. These diplomatic efforts are aimed at positioning the country as a key regional player, promoting stability, and attracting international cooperation.
Finally, in El Salvador, the legislative body maintained a strong majority (90%) under the Nuevas Ideas party, which is aligned with the current government (executive branch). This has facilitated the approval of key laws supporting the implementation of various executive branch policies.
A strong emphasis was placed on data protection, with the approval of the Personal Data Protection Law and the Cybersecurity and Information Security Law. In the financial sector, efforts were directed toward stricter regulatory oversight, with legislative proposals covering Cooperative Banks Law; the Savings and Loan Societies Law; the Cooperative Federations of Savings and Credit Law, and the Financial System Stability and Deposit Guarantee Law, which aim to supervise previously unregulated financial entities and expand financial system guarantees in case of a financial institution crisis. This last initiative introduces a deposit guarantee mechanism managed by the Institute for Deposit Guarantee (IGD), which protects deposits up to USD 11,951 per depositor, regardless of the number of accounts held at the same institution.
Economic and Sectoral Environment
On the macroeconomic front, one of the main risks was linked to high uncertainty, driven by both external and local factors, which increased volatility in financial assets. The end of 2024 was marked by global investor risk aversion, as a combination of factors led to higher interest rates due to global inflation risks and the ongoing instability of the conflicts in Russia-Ukraine and the Middle East. On the local front, fiscal uncertainty added to the challenges, stemming from weak tax revenue performance and high public spending, which placed pressure on the fiscal balance.
While 2024 was a year in which the global economy demonstrated clear and strong signs of resilience, inflation has taken longer than expected to converge toward monetary policy targets. This led several central banks, including the U.S. Federal Reserve, to adopt less accommodative stances, ultimately slowing the pace of interest rate cuts.
In particular, climate shocks in the first part of the year and difficulties in international trade fueled supply-side inflationary pressures, which coincided with stronger household consumption, which contributed to inflation’s resistance to a faster decline.
Against this backdrop, the global economy began to show differences in the pace of monetary policy easing. Amid these divergences, capital flows have concentrated in countries with higher growth and greater fiscal certainty, strengthening the appeal of assets in advanced economies and certain emerging markets with strong institutional frameworks.
In the countries where Bancolombia has a significant presence, events in the last quarter of 2024 could potentially translate into the materialization of adverse risks in the near future.
Colombia’s public finances deteriorated due to the National Government’s overly optimistic expectations regarding tax revenues and ambitious spending plans. This pushed the fiscal deficit to the limits permitted under the fiscal rule, jeopardizing fiscal consolidation and increasing the likelihood of additional budget cuts or under-execution of primary spending. In 2024, a sharp decline in tax revenue coincided with a significant increase in public spending, narrowing the Government’s fiscal maneuvering space by year-end.
For 2025, following the issuance of the budget decree for COP 523 trillion, a reduction of COP 12 trillion is expected due to a financing gap following Congress’s failure to approve the Financing Law. However, even with this adjustment, a budget of COP 511 trillion remains high relative to this year’s projected tax revenues. The 2025 revenue estimates assume notably optimistic gains from the tax authority (DIAN) in terms of management and efficiency. If these assumptions do not materialize, further budget cuts and under-execution will be necessary. Additionally, fiscal risks and the resulting deterioration in the risk premium could also lead to a slower pace of repo rate cuts by the Colombian Central Bank. Further fiscal deterioration poses additional risks of currency depreciation, thereby reducing the scope for monetary easing.

Guatemala’s recent economic performance has been moderately better than expected, supported by strong U.S. production and remittances. The economy advanced amid a gradual stabilization of its macroeconomic dynamics, with no significant impacts from the El Niño phenomenon during the first half of 2024. Sound fiscal management and steady remittance inflows shielded the country from capital flow disruptions, while the Central Bank continued to ensure exchange rate stability.
Public finances remained the most pressing issue in El Salvador. Despite some debt prepayment actions by the Government and a preliminary agreement with the International Monetary Fund (IMF), which provided some fiscal relief and reduced sovereign default risks, rising public spending widened the fiscal deficit compared to 2023. As a result, the country continued to rely on funding from multilateral institutions, with only modest—though improving—access to capital markets. Meanwhile, economic activity weakened slightly due to a slowdown in migrant inflows, possibly linked to reduced incentives for Salvadorans emigrating as domestic security conditions improved.
Panama faced significant economic challenges due to the closure of the Cobre Panamá mine, which led to a substantial decline in goods exports and affected the mining sector’s production. Additionally, in the first half of 2024, restrictions on vessel transit through the Panama Canal persisted due to low water levels caused by El Niño. However, proper tariff management and the normalization of climatic conditions helped mitigate the financial impact on the Government, while canal traffic returned to usual levels by year-end. Fiscal challenges remain a key concern, as Government revenues were affected by these factors, while spending needs remained high. As a result, the fiscal deficit increased considerably, raising the risk of losing investment-grade status, as indicated by preliminary assessments from S&P and Moody’s in 2024.
Considering the various macroeconomic scenarios incorporated into our provisioning models, we remain committed to actively managing credit risk. We continuously analyze and monitor sectoral developments to identify clients who may be affected by these conditions. Through regular discussions across different forums, we assess the evolving financial situation of our clients and provide tailored solutions to support them in navigating these challenges while sustaining their business growth.
Political Risk
Political risk refers to the possibility of economic losses due to unfavorable political conditions, which may be influenced by social unrest, polarization, and distrust in governments, as well as the implementation of policies that particularly impact financial institutions and their business models.
After nearly two and a half years of government, the current administration continues to face challenges in coordinating and articulating the functioning of the Executive Branch. In particular, during 2024, the National Government encountered significant fiscal and budgetary challenges, as failure to meet revenue targets led to a COP 28.4 trillion budget cut. This resulted in a reduction in funding for various subsidy programs, most notably those supporting mortgage interest rates through the “Mi Casa Ya” program, potentially affecting the mortgage loan portfolio.
In Panama, the administration that took office on July 1, 2024, faces clear governance weaknesses, particularly in the Assembly. Despite the political capital of the governing party’s leader, the executive branch has struggled to secure sufficient support for key issues such as the 2025 budget and the Fiscal Responsibility Law.
In this context, future government reforms—including the reopening of the mining project, the reform of the Social Security Fund (which includes changes to the pension system), and a potential tax reform—face major obstacles. Additionally, it is expected that any reforms approved by the Assembly will differ significantly from the original proposals, complicating the government’s efforts to maintain the country’s investment-grade rating.
In Guatemala’s 2024 political landscape, the government has faced significant challenges in maintaining governance amid a complex political environment. Confrontation with the Public Prosecutor’s Office and a fragile relationship with Congress have defined the year, requiring negotiations and strategic alliances to approve the 2025 budget, though at times leading to tensions and gridlock. The Constitutional Court has played a key role in limiting the executive branch’s initiatives, while the Government has sought to maintain support from key stakeholders such as the Superintendency of Tax Administration and the U.S. Embassy. In a context of increasing social polarization and rising insecurity, the Government’s main challenges include navigating opposition from the Public Prosecutor’s Office, executing the budget, and addressing violence while preserving political stability in a polarized environment. Toward the end of 2024, the Government focused on consolidating institutional progress, fostering more inclusive political dialogue, and maintaining an emphasis on tangible results to strengthen public confidence and the country’s political stability. The Executive Branch’s ability to build consensus and overcome accumulated tensions will be crucial to entering the next year with a more optimistic outlook.
Finally, in El Salvador, in 2024, the President was sworn in for a new term set to conclude in 2029. The Government’s top priorities for this five-year period include economic reactivation and the continuation of public security measures. The state of emergency suspending constitutional guarantees, in effect since March 2022, has been extended 33 times and is expected to continue being extended beyond its current expiration in January 2025.
El Salvador has continued prioritizing infrastructure development with new projects such as the Pacific International Airport, currently under construction in the eastern region of the country, aiming to boost tourism in the area. Additionally, a 50-year license has been granted for the provision of port services at the ports of Acajutla and La Unión, starting in December 2024.
Environmental and Social Risk
At Bancolombia Group, we are committed to managing ESG risks and addressing climate change. We have strengthened our approach to environmental, social, and governance (ESG) risk management across our operations and activities. As part of this strategy, we have implemented the Corporate ESG Risk Circular3, which establishes guidelines and criteria for identifying, assessing, and comprehensively managing these risks, structured into three main areas:
•Environmental and Social Risk Analysis (ESRA).
•Management of controversial issues in business.
•Industries vulnerable to climate change.
3For more details on the notice, see the following link:

Politica_industrias_criticas_Nov_2022.pdf
In 2024, we updated this policy to reflect our commitment to advancing ESG standards in alignment with Bancolombia Group’s strategy. Additionally, we developed specific frameworks for managing environmental (including climate-related), social, and governance risks, supported by a governance structure that positions sustainability as a strategic pillar. These frameworks aim to integrate risk management across all dimensions of Bancolombia Group.
Within the climate context, we prioritize addressing economic sectors with high greenhouse gas emissions by supporting clients in their transition to renewable energy and the adoption of sustainable practices.
In our commercial portfolio, we have consolidated a methodology for measuring physical risks, enhancing its coverage and automation. This model incorporates new climate threats and extends its scope to a broader range of economic activities, with continuous updates based on data availability. At the same time, we are advancing the development of an objective transition risk model, designed to assess risk levels by sector, with a focus on those most vulnerable to energy transition. For more details on climate risk management, refer to the Task Force on Climate-Related Financial Disclosures (TCFD) section of this report.
At Bancolombia Group, we actively monitor climate vulnerabilities across our facilities and implement strategies to ensure business continuity across all our processes, products, and channels. This comprehensive approach includes preventive mechanisms, controls, training programs, and continuous improvements to our internal processes and policies, ensuring effective ESG risk management. Additionally, we conducted an initial assessment of biodiversity-related risks in line with the Taskforce on Nature-Related Financial Disclosures (TNFD) standard, in collaboration with the Inter-American Development Bank (IDB). This effort focused on the timber and African palm sectors due to their potential impact on biodiversity.
Furthermore, we developed an internal notice defining the minimum parameters for classifying a portfolio as ESG-compliant, detailing the related policies, controls, and monitoring processes. We also updated our internal thematic rating methodology to incorporate new emission types, such as blue emissions, biodiversity emissions, and sustainability-linked emissions. This update has expanded Bancolombia Group’s capabilities to evaluate and manage thematic emissions under ESG criteria.
In compliance with Notice 028 of 2024 from the Financial Superintendency of Colombia (SFC), we conducted climate change stress tests by assessing the deterioration of loan portfolio quality indicators. These tests evaluated potential increases in provisions, balance sheet impacts, effects on financial statements, and changes in profitability, solvency, and liquidity indicators. The climate stress test considered credit risk impact through probability of default (PD), which was affected by the financial impact of physical risks materializing through the following transmission channels: damage to clients’ cash-generating assets, which in turn affects their repayment capacity, and business interruptions due to extreme climate conditions.

Human Talent Risk
Creativity, innovation, and flexibility have been essential competencies for our workforce at Bancolombia Group, enabling us to drive continuous technological advancements, renew business models and strategies, and develop innovative products and services.
The quality and competitiveness of our talent, the intentional management of our corporate culture and work dynamics, and the evolution of labor relations have posed a critical challenge, given their direct impact on our long-term performance and stability. Our strategic objectives heavily rely on our human capital. As a result, a lack of essential skills—whether due to difficulties in attracting highly qualified professionals or the loss of key employees—could lead to reduced operational efficiency and a limited ability to swiftly adapt to market changes.
Financial institutions continue to face significant challenges in attracting and retaining specialized professionals for roles that require highly advanced and specific expertise. According to Bancolombia Group’s assessments, in 2024, key talent risk indicators—including turnover rates, benefits utilization, employer branding, and work models—remained within acceptable limits. Nevertheless, we implemented strategies aimed at strengthening strategic expertise in areas such as data analytics and artificial intelligence, cybersecurity, digital management, human-centered experience design, technical architecture, blockchain, and the management of emerging risks that are critical for Bancolombia Group to achieve its objectives.
Third Party Risk
Throughout 2024, at Bancolombia Group, we ensured effective third-party risk management by identifying those third parties or suppliers considered critical to the Group. These are entities whose non-compliance could negatively impact the provision of services and/or the offering of products to our clients and users. To mitigate this risk, we developed specific action plans and implemented a process to detect early warning signs in suppliers’ control environments before engaging in contractual agreements.
Additionally, we integrated multidisciplinary teams into the analysis of these third parties and suppliers. These teams consist of members from various areas of the Organization, including Sustainability, Data Protection, Cybersecurity, Talent and Culture, Business Continuity, and Operational Risk, among others. This approach ensures a comprehensive understanding of the third-party management lifecycle and guarantees that any event potentially affecting Bancolombia Group entities is properly monitored and managed throughout the contractual relationship. The formation of these multidisciplinary teams continues to be implemented at the corporate level.
Operational Resilience, Business Continuity, and Technology Failures
As Bancolombia Group’s businesses, services, and processes continuously evolve to stay aligned with market trends, we remain exposed to situations that could affect service delivery to our clients and users. These risks may arise from process failures, technological issues, or supplier-related incidents.
In 2024, we focused on strengthening our operational resilience by reinforcing crisis management team training and validating response protocols. As part of this initiative, we developed a comprehensive training program for both primary and alternate teams, as well as process owners. This program included self-study modules and expert-led discussions.

Additionally, we successfully carried out our business continuity testing program across all key areas, including processes, suppliers, technology, infrastructure, and personnel, along with the scheduled simulation exercises.
Model Risk
Analytical models are key tools for managing financial risks and other processes within Bancolombia Group. They enable an objective, automated, and efficient approach to decision-making. However, these models may also fail or not reflect reality, which is known as model risk. This occurs when analytical models used to measure, evaluate, or manage financial risks are inadequate, inaccurate, or unreliable, potentially leading to economic losses, reputational damage, or non-compliance with internal and external limits. To address this, we assess the impacts of these models across various processes and implement action plans to mitigate the associated risks.
At Bancolombia Group, we use internal models to quantify and manage credit, market, operational, and liquidity risks, among other processes. To ensure proper oversight, we have established a Model Risk Management Framework that covers model identification, classification, development, independent validation, approval, monitoring, and auditing. This framework aligns with regulatory and supervisory requirements.
In 2024, we advanced the maturity model and model risk management by creating data highways—corporate data sources containing historical information from the model risk management tool. This initiative enhanced our ability to generate reports and manage key indicators. We also introduced a new version of the corporate model risk policy, incorporating improvements related to findings management, action plans, and refinements in model approval and methodology frameworks. Additionally, we established new guidelines for the ethical development and use of analytical models, setting clear principles on transparency, fairness, and explainability in model design and application.
Moreover, we implemented generative artificial intelligence tools to support model risk management. This innovation significantly increased efficiency within the independent validation team, reducing qualitative model review times by 87% and assisting the analytical community in addressing model risk-related inquiries. We also developed automated tools for quantitative model validation, which reduced the evaluation time for complex models by 40%.
Cyber and Information Security
At Bancolombia Group, we base our information security approach on three key pillars: confidentiality, integrity, and availability. We strive to ensure their applicability through the three-line model, which includes a synchronized process for managing operational, technological, and cybersecurity risks.
Our risk management efforts encompass, among other aspects, the analysis of potential situations related to technological infrastructure; access to or use of technology that may impact business processes or risk management at Bancolombia Group; and the assessment of the impact that adverse events may have on the security attributes of information assets in cyberspace.
In 2024, to strengthen our cyber and information security management, we implemented controls such as enhanced access management, the configuration of alerts and monitoring from the Security Operations Center (SOC), and the analysis of code and vulnerabilities at different stages of development. We incorporated these measures into our technological components, applications, and cloud services. Additionally, we conducted regular scans and proactively managed the remediation of vulnerabilities, while also implementing secure development practices for production releases.
Risk of Inadequate Response to Market Changes
In 2024, Bancolombia operated in a highly competitive environment, marked by a sharp increase in competition across the jurisdictions where we operate, as well as strategic decisions made by key industry players. This landscape also included the development and consolidation of financial products and services, both from emerging and traditional market participants.
The sharp rise in competition initially stemmed from a “rate war” aimed at securing market share and achieving customer growth. Additionally, the announcement by the Colombian Central Bank regarding the imminent phase-out of the Bre-B System created a shift within the industry, prompting various players to proactively raise awareness and position themselves early in anticipation of Colombia’s new immediate payment system set to launch in 2025.
Regarding the development and consolidation of financial products and services by both emerging and traditional players, Nubank stood out by rapidly expanding its portfolio in the country, achieving significant growth in its customer base and strengthening its brand presence. Additionally, companies like Tpaga, RappiPay, and DaviPlata deployed sustainable growth strategies tailored to their credit risk appetite and access to capital, aiming to capitalize on a potential rebound in credit demand.
To navigate the challenges of this dynamic competitive landscape, we at Bancolombia defined strategic priorities aligned with our vision and made decisions aimed at maintaining our leadership, customer preference, and long-term loyalty among our clients and other stakeholders.
Internal Fraud Risk
Internal fraud, particularly involving the misappropriation of assets, poses the risk of financial losses resulting from actions taken by employees or by personnel from our suppliers and partners. These actions are intended to obtain illegal benefits or advantages, either for personal gain or for third parties, through deception and at the expense of Bancolombia Group’s interests. Misappropriation, embezzlement, or improper use of resources includes the concealment of assets, misuse of confidential information or intellectual property, unauthorized access to or copying of digital assets, unauthorized expenses, or improper use of the internet.
Below are the key strategies we implemented in 2024 to prevent asset misappropriation:
•We strengthened controls in our branch network to prevent cash theft by employees, implementing measures such as dual control, credential segregation, and various high-risk monitoring mechanisms.
•We enhanced controls related to information leakage and access management in critical processes.
•We identified and intervened in processes where appropriate controls needed to be implemented to close internal fraud gaps, based on investigative findings.
•We established the fraud prevention alignment committee, aimed at coordinating strategies among different areas involved in internal fraud prevention, particularly in mitigating asset misappropriation risks.

•We updated and disseminated our zero-tolerance fraud policy and investigation protocol.
•We carried out large-scale training and awareness campaigns for employees in administrative areas and branches, supplier employees, and other stakeholders.
•We developed a behavioral model to address the various compliance challenges faced by Bancolombia, incorporating a behavioral risk approach.
Through these measures, we aim to enhance our control environment and mitigate asset misappropriation risks with increasing accuracy.
External Fraud Risk
The financial sector remains a prime target for fraudsters, who exploit various fraud techniques to breach the security of financial transactions. The complexity of financial processes—designed to ensure secure and reliable transactions—adds to the challenge of protecting customers and users from these threats. At Bancolombia Group, identifying and mitigating fraud risks are strategic priorities. To this end, we employ advanced operational risk analysis methodologies that enable continuous monitoring of processes, products, and channels. These tools enhance the ability of Bancolombia Group entities to protect customers and users across all points of interaction.
In 2024, there was a significant increase in external fraud cases involving social engineering techniques within the financial system. In response, we strengthened our preventive controls and intensified awareness campaigns on the safe use of digital products and channels, emphasizing financial education as a key defense against these threats.
Additionally, we implemented comprehensive strategies to reinforce authentication and identity validation, along with transaction monitoring systems. These initiatives, complemented by culture and education programs aimed at customers and users, reflect Bancolombia Group’s commitment to combating fraud in all its forms. Through these actions, we reaffirm our mission to provide secure, reliable financial services aligned with industry best practices, protecting our customers’ interests and ensuring operational sustainability.
AML/ATF and Corruption
The risks of money laundering, terrorism financing, and corruption stem from the potential for losses or damages that an entity within the Group may face due to its vulnerability to being directly or indirectly used—through its operations, businesses, products, services, or channels—to legitimize assets or funds derived from illegal activities (money laundering), finance terrorist activities, and/or conceal funds obtained from such criminal activities. Additionally, these illicit activities can have consequences in the countries or jurisdictions where we operate, as they pose significant obstacles to sustainable development and severely impact the most vulnerable populations.
Aligned with our purpose of promoting sustainable development for collective well-being, Bancolombia Group is committed to preventing and mitigating AML/ATF and corruption risks through a risk-based approach. In this regard, we continuously refine methodologies, models, and tools to identify, measure, control, and monitor risks, ensuring alignment with both internal and external contexts.
Below are the key initiatives we implemented in 2024 to ensure robust risk management and an adequate control environment regarding AML/ATF and corruption:

•We executed AML/ATF risk matrices for Bancolombia, Valores Bancolombia, Fiduciaria Bancolombia, and Bancolombia Investment Banking. We continued implementing, evolving, and redesigning various technological tools within the Compliance Vice Presidency, enhancing our ability to identify, measure, and mitigate money laundering and terrorism financing (AML/ATF) risks from multiple risk factors. This included identifying warning signs associated with AML/ATF typologies and threats that could impact Bancolombia Group. In collaboration with the SFC and other industry entities, we conducted an analysis of internal and external environments, gaining insights into emerging AML/ATF-related criminal schemes, particularly those involving offenses against public administration.
•We managed and supported the implementation of controls to mitigate risks arising from AML/ATF challenges faced by Bancolombia, ensuring continued effective risk management across the various risk factors to which we are exposed.
•We advanced our strategy to foster a culture of AML/ATF risk prevention, creating engagement opportunities with our commercial teams through in-person visits to multiple branches across the country.
•Additionally, we provided training sessions for commercial and business teams and developed communication materials and press articles to raise awareness about AML/ATF risks.
At Bancolombia Group, we remain committed to identifying and updating threats and vulnerabilities associated with AML/ATF and corruption risks. Our goal is to implement controls that mitigate these risks across key factors—customers, channels, products, employees, and jurisdictions—while maintaining continuous monitoring to detect emerging risks.
Capital Management
Profitability and sustainable growth are fundamental premises of Bancolombia Group’s risk-based capital management. For this reason, we have developed policies, procedures and methodologies to make decisions based on the risk-return relationship of each of the operations carried out in our business development. Thus, our risk assessment is present from the definition of prices, through profitability measurements, to our employees' variable remuneration.
From a regulatory standpoint, Bancolombia Group calculates its capital requirements in accordance with Decree 2555 of 2010 and Chapter 13-16 of the Basic Accounting and Financial Notice, which is aligned with the Basel III standard model.
Our allocated capital management efforts in 2024 aimed to ensure coverage of unexpected losses arising from the various risks affecting our balance sheet. We conducted continuous monitoring and management of allocated capital, aligning it with regulatory methodologies for each entity within the Group. As a result, we maintained a basic solvency ratio above 9.5% at the corporate level, exceeding the regulatory minimum of 8.5% (including capital buffers).
Among our capital requirements, the local systemically important financial institution (D-SIB) buffer stood out, requiring Bancolombia Group to hold an additional 1% of risk-weighted assets (RWA). This requirement was met with the highest quality capital (Common Equity Tier 1 or CET1). Notably, Bancolombia is the most systemically important financial institution in the local market, according to calculations by the Financial

Superintendency of Colombia (SFC). However, at the international level, we are not classified as a globally systemically important bank (G-SIB).

SAC Report
Aligned with our purpose of promoting sustainable development for collective well-being and our goal of fostering customer loyalty and preference, Bancolombia S.A. continuously implements actions to ensure the effective management and operation of the Consumer Service System (SAC).
To this end, the Compliance Vice Presidency, in its role as coordinator of the Financial Consumer Protection Program, supports various teams, Senior Management, and the Board of Directors by providing expertise and skills aimed at fostering an environment of proper service, fair treatment, protection, respect, and high-quality service delivery for customers and users.
In 2024, our SAC efforts focused on the following areas:
1.Properly implement complaint and claim reporting through the SmartSupervision tool.
2.Conduct risk management of behaviors based on the guidelines outlined in the External Guide issued by the SFC.
3.Coordinate engagement with the Financial Consumer Ombudsman.
4.Ensure compliance with all SAC system stages and components.
5.Align operations effectively with the regulatory framework.
6.Provide effective support for institutional requests and supervisory exercises conducted by the regulator.
Finally, Bancolombia considers it essential to understand, analyze, and implement improvement actions regarding SAC. For this reason, we work collaboratively with strategic external partners, including the Financial Consumer Ombudsman, Statutory Auditors, industry associations, and the SFC, to ensure that consumers receive correct, efficient, and timely service, ultimately enhancing their overall experience.
Environmental and Social Risk Analysis (ESRA)
At Bancolombia Group, we are committed to sustainability in our processes and products. To reinforce this commitment, we adhere to the following agreements: (1) Equator Principles (World Bank), (2) United Nations Environment Programme (UNEP-FI), (3) Dow Jones Sustainability Index, Partnership for Carbon Accounting Financials (PCAF), International Finance Corporation (IFC) standards, and other applicable sustainability frameworks.
Through these initiatives, we aim to promote sustainable economic development and contribute, as a financial stakeholder, to mitigating climate change effects by supporting industries with high greenhouse gas emissions in transitioning to more sustainable practices.
Regarding Environmental and Social Risk Analysis (ESRA), our internal processes and policies are aligned with the fourth version of the Equator Principles and its full regulatory framework. These policies include the description of those activities that require Environmental and Social Risk Analysis, environmental risk studies for the receipt of guarantees, dations in payment and assets delivered via leasing, preventing risks associated with environmental liabilities in real estate where activities sensitive to environmental impacts are developed.
The ESRA process also complements the assessment of physical and transition risks associated with climate change, biodiversity, and human rights in project financing, corporate loans, bridge loans, and financial advisory services. These evaluations are conducted across various business segments, including Corporate Banking, Business Banking, SME Banking, Investment Banking, and Leasing Operations.
For each analysis, we apply risk classification criteria and environmental and social covenant structuring based on tools developed under the Equator Principles and IFC Performance Standards. These standards are adapted to local regulatory requirements, as well as country- and region-specific needs.
2024 Management
Bancolombia accounted for 58% of all studies, followed by BAM (23%), Banco Agrícola (12%), and Banistmo (6%).
Fifteen assessments were conducted under the Equator Principles framework, covering a total of USD 1.1 trillion.
Loan Amounts Evaluated as of Year-End 2024

Bancolombia Group		Amount (USD)	Number of Clients
Bancolombia		4,576,938,127	127
Banco Agromercantil de Guatemala (BAM)		1,255,836,277	49
Banco Agrícola		648,752,187	25
Banistmo		117,730,352	15
Total	2024	6,599,256,943	216
	2023	3,218,454,620	130 clients

Client Distribution by Evaluation Results

Bancolombia Group	Favorable	Favorable with Conditions	Not Favorable
Banco Agromercantil de Guatemala (BAM)	71.43%	24.49%	4.08%
Banco Agrícola	88.00%	12.00%	0.00%
Bancolombia	66.14%	29.92%	3.94%
Banistmo	33.33%	66.67%	0.00%
Total	68%	29%	3%

A total of 97% of operations received favorable evaluations, either because they met all the required criteria and demonstrated—through their environmental and social management systems—that they have mechanisms in place to control, prevent, and mitigate the inherent risks of their activities, or because conditions were identified during the evaluation that must be met for approval. These conditions are subject to follow-up and monitoring to ensure compliance.
Conversely, 3% of operations were deemed unfavorable due to issues such as missing documentation, clients with ongoing environmental sanctioning processes, failure to meet legal requirements, lack of environmental permits and licenses, or non-compliance with the standards set by the Group.
Distribution of Environmental and Social Evaluations by Sector

A total of 49.5% of the operations evaluated in 2024 corresponded to the energy, agribusiness, and chemical sectors (107 operations).
The “Other Sectors” category includes sectors with a share of less than 4.6%.
Environmental and Social Risk Analysis Under the Equator Principles
Of the 216 operations conducted, 15 were evaluated under the Equator Principles or categorized as corporate loans. Below is a breakdown of the sector, purpose of the operation, and project risk level:
Sector and Risk Level of Evaluations Under the Equator Principles

Sector / Risk Level	High Risk (A) (COP)	Medium Risk (B) (COP)	Total (COP)
Infrastructure	694,569,654		694,569,654
Agribusiness	40,501,056	17,357,595	57,858,651
Energy	90,720,434	243,587,028	334,307,462
Sector		6,970,330	6,970,330
Other sectors		5,000,000	5,000,000
Total	825,791,144	272,914,953	1,098,706,097

Reputation: Building the Future Through Trust
Dan Ariely, a renowned behavioral economist and psychologist, states that trust is fundamental to maintaining strong relationships and fostering better societal behavior. This principle is highly relevant to Bancolombia Group, and we have applied it for over a decade in our reputation management model. As an organization, we are fully committed to fulfilling our promises with transparency, honesty, and mutual understanding.
At Bancolombia, our employees start each day with the mission of building and strengthening trust with all our stakeholders. Our goal is clear: to maintain open dialogue, validate expectations regarding our value proposition, and act with a genuine commitment to fostering long-term relationships. We even proactively seek to engage with individuals who may be hesitant to interact with the financial sector, meeting them at their perspectives and reinforcing that our business is 100% based on trust.
For ten consecutive years, Bancolombia has been recognized as the company with the best reputation in Colombia, according to Business Monitor of Corporate Reputation (Merco). This recognition carries great responsibility and pride, reinforcing our commitment to a deeper awareness of our environment and supporting our purpose of promoting sustainable development for collective well-being. We rely on a proprietary management model developed in collaboration with KPMG Spain, experts in corporate reputation.

As a result of these efforts, in 2024, our stakeholders rated us with high levels of trust on a scale from 0% to 100%: Customers and general public (80%), opinion leaders (100%), SMEs (85%), social clients (99%), and employees (100%). These results further drive our commitment to building long-term relationships.
Comprehensive Management Approach Also Involves Managing Reputational Impact Through Risk Oversight
We understand that trust is shaped by multiple factors—both traditional and financial, as well as non-financial. These include market risks, liquidity, credit risk, disinformation, political risks, ethics, and transparency, among others. For this reason, we continuously evaluate, manage, and monitor the impact of these risks on our reputation through an exposure model that allows us to proactively make decisions and balance business profitability with reputational strength.
Through this integrated approach to reputation management, we recognize that being a trusted financial partner is a strategic asset that strengthens long-term relationships. Our goal is to foster integrity, empathy, and a positive outlook to help build a society guided by collective well-being.
This year, we took a strong stance against disinformation, guided by our understanding of risk and insights from the World Economic Forum’s Global Risks Report, which identified disinformation as the most critical risk for 2024.
At Bancolombia, we define disinformation risk as the spread of false or misleading news through media or social networks related to our brand and Organization. We monitor our exposure to this risk through two key approaches:
1.Public Perception Monitoring: We assess how customers and non-customers perceive our effectiveness in responding to and debunking false information in the media and on social networks.
If necessary, we implement corrective actions to bridge any perception gaps.
2.Proactive Initiatives to Counter Disinformation:
We systematically report fake accounts that misuse Bancolombia’s name and image on social media.
We issue corrections to publications containing inaccurate or misleading information.
We actively engage in communication efforts to educate stakeholders on detecting, verifying, and reporting disinformation—a widespread issue in today’s digital landscape.
Through these everyday actions, ongoing dialogue with our stakeholders, and awareness of emerging risks, we continue to build trust and shape the future.

ACHIEVING WELL-BEING FOR ALL
We provide services that foster well-being and development in the communities where we operate, positioning ourselves as an ally that helps people seize opportunities and better manage their resources in their daily lives. We strengthen business competitiveness, promote financial inclusion to integrate more individuals and businesses into economic development, and offer solutions that contribute to building more sustainable cities and communities, while also supporting a cleaner planet.
Purpose-Driven Business
Promoting sustainable development for the well-being of all means acting daily across three key areas: strengthening the production network of the countries where we operate, building sustainable cities and communities, and deepening financial inclusion. This is what we call Purpose-Driven Business.

As a financial institution that channels resources, we recognize the crucial role we play in driving the global United Nations Sustainable Development Goals (SDGs) agenda.

Acknowledging that all SDGs are interconnected, we have identified eight key objectives where we can make the greatest impact through our strategy.

Promoting financial inclusion
Through our financial inclusion initiatives, we bring banking services to underserved sectors, aiming to enhance financial well-being and improve their quality of life.

We generate knowledge and support strategies for our clients, employees and the community in general to make better financial decisions.
We provide educational loans so that more people can access quality education.
From our Fundación (Foundation) we provide higher education scholarships to rural youth from vulnerable populations so that they can fulfill their dream of studying and becoming professionals who will transform their territories.

We continue with our Diversity, Equity and Inclusion strategy, in which we work for gender equity covering female employees, suppliers, investors, customers and the community in general.
We have made progress in the formalization and structure of this strategy, integrating the Bancolombia Diversa project (gender identity and sexual orientation) under the same focus, and updating the governance model.

Strengthening the production network

We finance SMEs and entrepreneurs and accompany them in their growth so that their productivity and employment generation increase and have a positive impact on the economy.
We prioritize agriculture and rural development with a value proposition designed to spur growth in this key economic sector.
We generate quality employment directly and indirectly through our value chain.

We contribute to the technological reconversion of our industries, helping them to become more productive and efficient.
We promote sustainable industrialization through our sustainable credit line that supports companies seeking to increase their positive impact on the environment and society.
We support major infrastructure works to build a better country.

Building sustainable cities and communities

Since 2023, we have incorporated water conservation into our purpose, from inland regions to coastal areas. We do this by supporting client investments in infrastructure that enhances water efficiency in production processes, sanitation and water supply infrastructure, sustainable coastal tourism, and circular economy models that reduce water pollution, among others.
We support access to housing through innovative solutions that go beyond financing. We promote sustainable mobility from financial and non-financial solutions aligned with market trends.
Climate change is at the core of our strategy, therefore we have a zero net emissions strategy and support our clients in reducing their impact through a comprehensive financial and non-financial product offer.

In the countries where we operate, we are committed to mobilizing resources for Purpose-Driven Business to leverage our core financial activities in driving initiatives and best practices that bring our purpose to life and contribute to the United Nations Sustainable Development Goals (SDGs).
In Colombia, we have committed to mobilizing at least COP 500 trillion by 2030 through everyday financial services that promote the three previously mentioned areas of action. In 2024, we disbursed COP 45.9 trillion, bringing the cumulative total to COP 197.74 trillion, which represents 38.6% of our goal.
Key areas we aim to strengthen include agriculture, small and medium-sized enterprises (SMEs), technological transformation of businesses, startups, sustainable infrastructure in Colombia, low-carbon mobility, access to housing, decarbonization of the economy, financial inclusion, and women’s entrepreneurship.
This progress is made possible through specialized financial products that align with the key pillars of our purpose. We continue to take on the challenge of expanding our portfolio in this area.
In Panama, we have committed to mobilizing USD 17 billion, with USD 1.743 billion disbursed by the end of 2024. Of this amount, USD 1.315 billion was allocated to strengthening the production network, USD 272 million was directed toward sustainable cities and communities, and USD 156 million was designated for financial inclusion.
In Guatemala, through BAM, our ambition is to mobilize USD 16 billion. In 2024, we surpassed our target for the year, disbursing USD 1.5185 billion. Of this amount, USD 1.1489 billion was allocated to strengthening the production network, USD 320.8 million was directed toward sustainable cities and communities, and USD 48.8 million was designated for financial inclusion.
In El Salvador, Banco Agrícola has set an ambition of USD 18 billion. In 2024, we disbursed USD 1.5354 billion across the three pillars of our purpose: USD 860.7 million to strengthen the production network, USD 164.7 million toward sustainable cities and communities, and USD 510 million for financial inclusion.
The full details of our business ambitions aligned with the Sustainable Development Goals (SDGs) can be found here:
www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X

While our Sustainable Finance Strategy serves as a key tool for driving Purpose-Driven Business, our ambition extends beyond sustainable finance products, incorporating a broader range of financial solutions.
Strengthening the Country’s Production Network
Agricultural Sector
Yesterday, today, and always, agribusiness has been a source of development opportunities for our countries. Its growth is essential for food security, reducing social inequalities, combating climate change, and driving economic activity.
At Bancolombia, we are committed to being the bank for the agricultural sector. We support more than 270,000 clients, to whom we disbursed over COP 13.5 trillion in 2024 alone, including Finagro-backed loans. As a result, 31 out of every 100 pesos in agricultural credit in Colombia comes from Bancolombia.
Recognizing that small businesses make up the majority of the sector’s production chains, we have designed tailored solutions to expand financial services to all.
Through our productive chain initiatives, we drive transformation and development by providing information and support to 167 anchor companies in the agricultural sector, contributing to increased productivity in key industries such as coffee, cocoa, beef and dairy cattle, corn, African palm, avocado, rice, and plantains. We disbursed more than COP 192 billion in working capital and investment project loans and granted credit lines worth nearly COP 862 billion to over 8,000 small and medium-sized producers.
Additionally, through our integrative financing model, we provided over COP 343 billion to more than 3,500 small and medium-sized primary producers, including technical assistance.
Through our Sustainable Agribusiness credit line, we financed over COP 1.19 trillion for projects focused on circular economy, energy efficiency, working capital, renewable energy, cleaner production, and sustainable livestock farming.
We also launched the Sustainable Poultry credit line, supporting the poultry sector’s transition toward a more efficient and environmentally friendly industry. This initiative finances assets that generate measurable environmental benefits in areas such as cleaner production, circular economy, energy efficiency, renewable energy, nature-based solutions, and workforce well-being programs. It also facilitates investments needed to obtain the Icontec Poultry Sustainability Seal.
Our value proposition for the poultry industry includes foreign currency financing to support international trade operations for producers holding the Diamond Category Poultry Sustainability Seal. In 2024, disbursements under this line totaled COP 31.442 billion and USD 49.4 million.

Another key initiative is our Parametric Agricultural Insurance, through which we issued 2,257 policies to producers. By the end of the year, we had insured over COP 81 billion in assets and supported 113 clients in claims totaling COP 349 million.
SMEs and Independent Workers
Small and medium-sized enterprises (SMEs) form the backbone of Latin America’s production network, representing 99% of businesses and over 60% of employment, according to the OECD.
We serve more than 650,000 SMEs in Colombia, 16,800 in Panama, 17,900 in Guatemala, and 13,700 in El Salvador, offering comprehensive solutions tailored to their business cycles. These include payment alternatives, sales reconciliation, savings and investment options, and both short- and long-term financing in local currency and U.S. dollars.
To put this into perspective, we disbursed COP 18 trillion in credit to Colombian SMEs throughout the year, addressing their diverse business needs.
We also work to recognize SMEs that adopt environmental, social, and governance (ESG) best practices, helping them access the benefits of sustainable financing. This involves enhanced training for our commercial teams and stronger relationships with industry associations, chambers of commerce, and competitiveness councils.
Additionally, we provide knowledge and tools to help SMEs strengthen their businesses and integrate sustainability into their strategies. In 2024, we helped over 200 SMEs develop sustainability frameworks by conducting materiality analyses to identify key ESG topics.
Colombia has the highest percentage of independent workers among OECD countries, with 42% of the labor force classified as self-employed. At Bancolombia, we support more than 2.2 million independent workers, offering a specialized service model that efficiently addresses their needs.
We provided over COP 503 billion in productive credit to more than 29,000 clients, leading to a 28% increase in our loan portfolio, which surpassed COP 604 billion. Nearly 13,000 micro-entrepreneurs accessed our Elévate financial education program at no cost, receiving six months of personalized guidance. Upon completing the program, participants benefited from reduced interest rates on their loans.
To further support this segment, we collaborated with Fondo Nacional de Garantías to expand coverage, reduce costs for clients, and increase pre-approved credit lines.
In Guatemala, we continued offering tailored solutions for SMEs, including PyME Comercio, Fiduciario Microcrédito, and Fiduciario Pequeña y Mediana Empresa products. We also streamlined pre-approval processes for business credit cards for SMEs and promoted technology adoption within this segment. Beyond financial services, we partnered with Tributax Guatemala to provide specialized tax management solutions, helping our clients optimize their tax obligations and meet legal requirements more efficiently.
Sustainable Financing
To drive the adoption of ESG criteria in businesses, we have designed differentiated sustainable financing products to support our clients in the development and transition to more sustainable models. This is achieved through projects that create efficiencies in resource use, improve operational models, and generate measurable environmental benefits.
Our value proposition includes technical support for identifying and implementing business opportunities related to sustainability, as well as a broad portfolio of sustainable credit lines that offer our clients better rates and terms for developing investment projects in assets and working capital needs.
The goal is to promote the use of clean technologies, renewable energies, circular economy practices, efficient energy use, clean fuels, waste reduction, emissions, and discharges, sustainable construction, projects related to the blue economy, sustainable road infrastructure, among others. This also helps us drive purposeful business.
The business lines through which we finance these areas include banking (ordinary portfolio), factoring, Sufi, foreign currency, and leasing.
In total, through our sustainable lines, we disbursed COP 9.22 trillion in local currency and USD 289 million in foreign currency during 2024, funding projects across various economic sectors to fulfill our organizational purpose.
The projects we have financed under these lines have contributed to the transition of various industries and generated efficiencies. Below are the environmental impacts of the investments made by the companies:

SUSTAINABLE FINANCING IMPACTS 2024	VALUES	EQUIVALENTS		BASELINE
WATER SAVED (m³/year)	39,151,099	15,660	Filling 15,660 Olympic-sized swimming pools	(assuming each pool holds 2,500 m³ of water)
WASTE UTILIZED (tons/year)	20,988,090	1.7	Preventing waste generated by Bogotá for one year and seven months (Bogotá generates 12 million tons per year, according to the Bogotá Planning Office 2023)

WASTE AVOIDED (tons/year)	68,282	2,968,792	Equivalent to the waste generation of 2,968,792 people in Colombia per month
(average Colombian generates about 0.75 kg of waste per day, totaling 23 kg per month). In 11.6 weeks, a person could generate an average of their body weight in waste. Only 12.9% of the waste generated in the country is recycled repositorio.cepal.org/repositorio.cepal.org/sever/api/core/blitstreams/bf1b769d-2ea1-434d-b2c3-0d1/content

RECIRCULATED WATER (m³/year)	13,332	5	Filling 5 Olympic-sized swimming pools	(assuming each pool holds 2,500 m³ of water)
ENERGY GENERATED (MWh/year)	1,017,141	470,899	Supplying the energy demand of 470,899 households in Colombia for one year.	Colombia’s energy demand is 255.39 GWh/day, according to UPME data

EMISSIONS AVOIDED (tons CO2e/year)	1,142,931	799,253	Equivalent to removing 799,253 combustion vehicles from the market. According to the European Agency, a vehicle traveling 10,000 km per year emits 1.43 tons of CO2 annually.	According to data from the European Environment Agency, a medium-sized gasoline car emits an average of about 143 grams of CO2 per kilometer.
ENERGY SAVED (MWh/year)	2,572,617	1,191,026	Supplying the energy demand of 1,191,026 households in Colombia for one year.	Colombia’s energy demand is 255.39 GWh/day, according to UPME data

Sustainable Line for Companies Certified As Sustainable
Sustainability is embedded in every operation of a company. For this reason, we have launched a line that supports financing needs through working capital for companies that meet the framework and criteria of the highest sustainability certification standards (environmental, social, and corporate governance) at both global and national levels.
The certified sustainable seals cover certifications for agricultural companies, comprehensive certifications such as Certified B Corporations, High Impact Entrepreneurs classified as sustainable, companies committed to gender equity (Sello Equipares), and inclusion (Friendly BIZ). We currently have a list of 19 certifications across various sectors, which allow the use of the sustainable line for working capital in both local currency and foreign currency.
We also finance the certification process for these seals with the benefits of the Sustainable Line.

Plata y oro

FRIENDLY BIZ

Empresa B Certificada

Esencia y excelencia

Aceite de palma Sostenible

Productores y transformadores

Bonsucro

C.A.F.E. Practices

Nivel preferred y Strategic Supplier

EU Organic

Farmed Responsibly ASC

Flor verde

Comprometido y responsable

Leather Working Group

Nespresso AAA

Nivel high performing Y certified

Rainforest alliance

Regenerative Organic Cerfid ROC

RSPO

Sello ambiental Colombiano

Ganadería

Sello de sostenibilidad Avícola Fenavi/ Icontec

Nivel diamante

USDA Organic

Bancolombia

Through this line, we have financed COP 469.116 billion in local currency and USD 280 million in foreign currency.
For Sustainable High-Impact Entrepreneurs (HIEs), who make a significant contribution to achieving the SDGs through the development of their corporate purpose and the products and services they offer to the market, we have achieved disbursements totaling COP 853 billion.
In the support we provide to entrepreneurs, we emphasize women entrepreneurs, and together with the Department of Equity and Inclusion, we participate in the business rounds of Emprender Mujer, where we listen to the different proposals of women entrepreneurs to identify how we can support their business ideas and give them feedback on their business models.
Credit Linked to Sustainable Performance
With this line, we support companies in their efforts to transition to a low-carbon economy, incorporating sustainability into their strategy and striving to reach better standards. It targets companies that have reached a high level of maturity in their sustainable practices and track key metrics in this area.
Specifically, it aims for companies to set challenging goals that are relevant to their sector, aligned with international standards, and verifiable by an independent third-party expert, with periodic measurements to ensure adherence to their work plans. As companies demonstrate the achievement of the ESG objectives established at the outset of the operation, they can access a reduction in the interest rate of the loan.
Since the creation of this line, we have disbursed COP 2.86 trillion in nine operations. The most recent one took place in late 2024, with a loan of COP 186 billion for Empresa Colombiana de Cementos – ALIÓN, which committed to two goals. The first, related to climate change, is the gradual reduction of CO2 emissions per ton of cement product by 2030. The second is the incorporation of waste from other industries as an alternative fuel in its operations to reduce coal use for thermal energy generation.
This type of credit has also helped strengthen relationships with various clients by sharing their performance and proposing ways to close gaps using material analysis based on an international framework that promotes best practices for each ESG component.

Sustainable Line in Foreign Currency
This solution is designed for companies operating in dollars, aiming to recognize sustainable practices in sectors like agriculture and international trade through interest rates. With this foreign currency line, we support them in financing their production chains, various working capital needs and sustainable projects. In 2024, we disbursed USD 289 million.
In addition to our own Sustainable Financing products, we promote special rediscount credit lines available for limited periods and subject to resource availability, reflecting investments in efficiency and environmental benefits:

		2023 (COP)	2024 (COP)
Own Resources	Sustainable Housing Line	0.186 trillion	0.431 trillion
	Leasing, Rent, and Use	0.697 trillion	1.3 trillion
	Sufi Third-Party Channels (Electric Mobility)	0.35 trillion	0.57 trillion
Local Development Banks	Rediscount (Bancóldex, Findeter, Finagro) Bank and Leasing	0.66 trillion	2.27 trillion

We Build Sustainable Cities and Communities
Construction and Housing
The construction sector contributes 4.1% to the GDP, 7.4% of the country’s employment, and mobilizes 32 subsectors of the economy. Given its importance, at Bancolombia, we drive support for projects in this sector across various fronts.
On one hand, during 2024, we disbursed COP 3.8 trillion for housing construction projects, of which COP 1.7 trillion correspond to sustainable loans. On the other hand, we provided over COP 7 trillion in housing loans to more than 50,000 families, helping reduce the housing deficit in Colombia, which is approximately 1.2 million homes, according to the DANE.
One of the most important milestones of the year was our “Housing for All” strategy, which involved reducing interest rates to between 10% and 11% on housing-related loans. Through this program, we disbursed over COP 3.1 trillion, enabling access to housing for more than 18,900 families.
We also channeled 30.9% of the Government’s “Mi Casa Ya” subsidies, disbursing COP 1.2 trillion for more than 16,000 families.
Another tool is Tu 360 Inmobiliario, a platform where we connect stakeholders in the real estate ecosystem to commercialize projects with expert advice and digital solutions for construction companies, real estate firms, proptechs, and horizontal property administrators.
Here, 176 construction companies used the “Venta Cierta” tool, which evaluates the financial health of 176,557 clients across 571 projects, minimizing risks and cancellations. The Marketplace served as a free showcase for 1,100 projects from nearly 300 construction companies, and since November, we have worked with Pulppo to facilitate the sale of used properties through real estate agents.
More than 3,150 Colombians living abroad purchased homes in the country with our support: we disbursed over COP 562 billion to them, representing a 14.7% annual increase. We also offered them housing leasing options, disbursing COP 5.46 billion.
Through our Leasing and Rent line, we consolidated a total real estate portfolio of COP 2.7 trillion. During the year, we incorporated nearly COP 1 trillion in new investments and doubled the leasable area to 427,000 square meters. We closed two new real estate development deals to build the first Multifamily assets in Medellín, valued at COP 430 billion. We currently have five projects under development, totaling nearly COP 1.2 trillion in investments and generating 750 indirect jobs.
Our housing loan portfolio closed at COP 28.3 trillion, giving us a 26.6% market share.
In Guatemala, the construction loan portfolio exceeds USD 244 million, of which 14.3% is allocated to sustainable construction. For housing, the Bam Hogar Sostenible loan portfolio exceeds USD 84.6 million, while the credit portfolio for housing solutions guaranteed by the Housing Mortgage Promotion Institute reached USD 31.5 million.
Sustainable Construction (Sustainable Business Management GRI FS8)
Financing and promoting sustainable construction is essential for the development of sustainable cities and communities (SDG 11). For this reason, we continue to support our clients to guide them in the selection of the appropriate certification for their projects and to have them accredited as Sustainable Construction: EDGE, LEED, CASA Colombia or HQE.
Through our sustainable construction focus in 2024, we disbursed COP 1.6 trillion in certified projects. Additionally, through our housing leasing business line, we secured COP 431.097 billion in deals for properties certified in sustainable construction.
Infrastructure
Infrastructure is essential for the development of our countries as it makes them more competitive, boosts connectivity across different regions, and creates jobs and opportunities in various production chains.
Therefore, at Bancolombia, we have applied all our capabilities to serve the infrastructure projects that our countries need at various levels: roads, ports, airports, and transportation, among others. Over the past 5 years, we have disbursed more than COP 8.6 trillion to this sector.
The road network connecting Colombia spans approximately 16,000 km, and in recent years, we have participated in financing and managing resources for projects covering more than 3,900 km of roads.

In 2024 alone, we supported four major projects of great importance: Troncales del Magdalena 1 and 2, Conexión Norte, and Ruta al Sur, which together represent 1,132 km of roads. For the Troncales del Magdalena project, our financing participation is COP 1.3 trillion, which will be disbursed over the next five years under a new line for sustainable road infrastructure.
Through Fiduciaria Bancolombia, we manage 37 road concessions valued at COP 65 trillion, covering about 7,200 km, benefiting 58 municipalities in the country and generating over 230,000 jobs. We are recognized for structuring and managing sophisticated financial closures, including international bond issues and derivatives, among others.
We participated in the financial closure of large road infrastructure projects worth COP 13.9 trillion, including the first line of the Bogotá Metro (the largest infrastructure project in the country’s history), the Ruta al Sur, a 456 km corridor between Santana, Mocoa, and Neiva, as well as the refinancing of the Conexión Norte, a 145 km project in Antioquia.
With Banistmo, we supported the financing of the Fourth Bridge over the Panama Canal, a mega-project that contributes to improving connectivity and the quality of life for 1.5 million people in the western zone. This is the first project financed internationally through payment certificates from the Republic of Panama.
Additionally, we disbursed COP 2.4 trillion to the telecommunications sector advancement, a key industry for facilitating e-commerce, education, and digital services in general.
Government
At Bancolombia, we are partners with governments at various levels to implement projects that represent development and improved quality of life for residents. We supported 1,080 territorial entities, and in 2024, the loan portfolio in this segment grew by 32%, reaching COP 16.7 trillion.
During the year, we committed COP 6.1 trillion to finance development plans. Some examples include the Bogotá District, which will receive COP 1.05 trillion for Phase 2 of the Metro, benefiting 2.5 million people across four areas of the city, and the Cartagena District, which will invest COP 450 billion to drive the construction of the Gran Malecón and strengthen its educational infrastructure.
Beyond credit, we provided financial solutions that enabled the management of over COP 10 trillion in tax collection and other essential services for citizens.
Furthermore, with our “Conscious Governments” strategy, we trained over 300 public officials nationwide to strengthen their public management. We also empowered 60 women from Santander, Cundinamarca, and Antioquia to enhance their political leadership and design gender-focused policies.
For government clients, we have a special focus that allows us to analyze projects related to the development plans of municipalities and territorial entities, promoting the incorporation of sustainability criteria in public works. We closed 2024 with sustainable disbursements totaling COP 1.06 trillion, representing 10% of total disbursements in this segment.
Energy
We contribute to the decarbonization of the economy and diversify energy generation sources by driving projects that increase generation capacity.

We have financed COP 1.5 trillion for the construction of unconventional renewable energy projects through Project Finance, with an installed capacity of 1,380 MWp, equivalent to the consumption of 700,000 households.
In 2024, we supported renewable energy projects through our sustainable financing line with COP 1.06 million and COP 1.19 million for energy efficiency projects, which helped avoid 45 million tons of CO2 emissions.
We disbursed more than COP 1.1 million in solar energy projects, with total financing of COP 1.6 trillion, distributed across 19 projects currently in construction or operation. The financed energy in 2024 will supply power to approximately 2 million Colombian households.
In fact, at Bancolombia Group, we have become the leading capital provider for solar energy in Colombia, with more than COP 1.5 trillion invested and committed to projects whose capacity exceeds 1,350 megawatts.
Some of the projects we supported in 2024 include:
•Puerta de Oro, for solar energy generation in the municipality of Guaduas (Cundinamarca), which is expected to produce 732 GWh/year, enough to supply energy to 390,000 households. This project is supported by Bancolombia Investment Banking, Fiduciaria Bancolombia, and Bancolombia S.A., which will finance COP 407 billion for the construction of the plant and related connection infrastructure.
•Bancolombia Group and BID Invest structured the Shangri La solar project for Atlas Renewable Energy, located in the department of Tolima, which will have an installed capacity of 201 MWp and an annual generation of 493.7 GWh, enough to supply more than 214,298 households. We financed 75% of the total investment, which is equivalent to COP 475 billion.
Leasing has also played an important role in this sector, with more than COP 264 billion disbursed. We supported around 202 businesses (including solar systems, power plants, and other energy assets), totaling signed contracts worth over COP 206.4 billion.
We also closed 34 new lease agreements, bringing the accumulated portfolio under this modality to COP 154 billion. This has been made possible through both small and large-scale projects such as Guamo, Numbana, and Laurel.
La Cuenta del Mar (Sea Account)
The oceans are fundamental for what they represent for the environment, people's quality of life and global productive activity. For this reason, at Bancolombia we reaffirmed our commitment to sustainable development by creating the Cuenta del Mar.
This initiative includes the creation of a new category in our sustainable financing line called Sustainable Blue Economy, where we aim to invest COP 1 trillion by 2030 in projects that contribute to the social and economic growth of coastal areas while protecting marine ecosystems.
It also focuses on protecting and restoring mangrove forests in Colombia, Guatemala, and El Salvador, conserving the Panama Canal watershed, and protecting sea turtles in Guatemala—initiatives we have advanced in 2024.

With Bancolombia’s first contribution to the Sea Account, we began planting 7,000 mangrove trees in collaboration with communities in Colombia’s Caribbean region, which have been financially and technically empowered to lead the restoration and conservation of the mangroves.
Sustainable Mobility
We seek to encourage sustainable mobility aligned with the energy transition proposed as a country strategy, and to contribute to economic development by understanding transportation as a determining factor.
In this transition, vehicles dedicated to Natural Gas Vehicles are relevant and are therefore included in the sustainable line, from which we have mobilized COP 1,500,000 million in financing for this segment.
In Renting, 10% of the active vehicles operate on alternative fuels or energy sources, including electric and hybrid vehicles, and those dedicated or converted to CNG. We have also increased the fleet of diesel-powered vehicles equipped with Euro IV emission control systems to reduce harmful emissions.
Circular Economy
We continue on the path of consolidation, with the ambition to promote, coordinate, and mobilize economic stakeholders in the transition to a circular economy, aiming to build economic and environmental resilience.
The strategy is based on five pillars: financing, measurement and data, communication and influence, circular value proposition, and strategic collaboration.
In 2024, we financed COP 1.19 trillion in circular economy projects for clients across different segments: corporate, business, SMEs, independent, and government. These projects have impacts in areas such as reducing consumption and resource management, extending the lifespan of production parts and technology, decreasing waste in production processes, among others.
We relaunched the Circular Diagnosis, a tool designed to identify how businesses operate around the circular economy from 11 different dimensions: enablers of the circular economy, services and processes, circular economy in the value chain, circular models, lifespan extension, waste valuation, input circularity, output circularity, waste generation, water consumption, and energy consumption. We measured a total of 168 companies, of which 129 are SMEs and micro-SMEs, 34 are companies, and 5 are corporations.
Through our Rent and Use business line, we aim to promote the circular economy by shifting the concept of “ownership” to “use” with our clients. Currently, we offer operational leasing solutions with a focus on the circular economy, with assets totaling COP 1.2 trillion under this business model.
Finally, we became a main member of the Hub Círculos, aiming to enable circular solutions and discussions in the business ecosystem in Colombia that facilitate and drive the transition to circular models.
Financial Implications and Other Risks and Opportunities of Climate Change GRI 201-2
In 2024, we carried out a comprehensive evaluation of the physical risks affecting Bancolombia’s facilities, including branches, ATMs, administrative buildings, warehouses, and other assets. This analysis identified the main risks these assets are exposed to:

Landslides: Massive movements of rocks, debris, earth or mud on slopes, which may compromise the stability of infrastructures. Mass movements of rocks, debris, soil, or mud on slopes, which can compromise the stability of infrastructure.
Flooding: The occupation of normally dry areas due to sudden water accumulation, either from river overflow or coastal flooding.
Wildfires: Uncontrolled fire spread in forested or wildland areas, affecting surrounding vegetation, flora, and fauna.
Intense rainfall, snow, or hail that may impact infrastructure and operations.
Cyclones: Low-pressure systems with intense rains and strong winds that can cause significant damage.
These physical risks can lead to losses due to the occurrence of climate-related threats, both acute (high-impact events in the short term) and chronic (changes in climate patterns over time). Based on the measurement of these risks, we quantified the potential impact on operational assets, determining that 0.15% of the replacement value of Bancolombia’s insured assets is vulnerable under the SSP5-RCP8.5 climate scenario for 2030.
As part of our mitigation strategy, we have implemented the Disaster Event Response Protocol, along with various action plans tailored to each type of threat. As of this report, detailed information on the costs associated with implementing these measures is unavailable; however, we are working to quantify these costs to optimize resource allocation and strengthen our response capacity to adverse climate events.
For more information, we recommend consulting the TCFD report.
Climate Change Financing and Actions in 2024
We recognize that climate change poses new risks and opportunities, with strategic and financial implications for our businesses and those of our customers and other stakeholders. Therefore, we ratify our commitment to implement actions to mitigate and adapt to the adverse effects of climate change through our Climate Change Management Strategy.
Climate Commitment
Our commitment is to disburse COP 40 trillion by 2030 for financing technological conversion projects, low-emission mobility, sustainable construction, renewable energy, and sustainable livestock farming.

Purpose-Driven Business: Climate Commitment Goals and Compliance
Year	Goal (COP millions)	Disbursements (COP millions)	Compliance
2024	3,086,000	5,410,000	140%
For details on governance, strategy, risk management, and climate metrics and targets, please refer to the TCFD chapter of the regulatory report.

Biodiversity
As a member of the Equator Principles, Bancolombia has incorporated biodiversity-related issues into its decision-making since 2008. In this regard, some of the actions we have taken are the Environmental and Social Risk Assessment for projects and credits in activities with an impact on biodiversity established in our ESRA Policy. Likewise, our Controversial Issues Policy defines the activities that will not be financed due to their high impact on marine and terrestrial ecosystems, and the conditions for financing and investment in economic sectors with high environmental and social impact.
For more details on our ESG risk policy, click here: www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X
Since 2021 we are strengthening our biodiversity strategy, where the first step is aimed at measuring and managing our impact on forests. For this reason, we participated in the CDP Forest pilot, reporting on how we are managing these impacts from the risks and opportunities for our financing strategy in the sectors prioritized by the initiative: oil palm, timber, soybeans, livestock and rubber. Likewise, with CDP’s support we will have the first analysis of our portfolio to identify impacts on forests.
We also recognize that deforestation is a risk that contributes to climate change and biodiversity loss.
In 2024, we reviewed biodiversity and deforestation-related aspects with 13 of our clients in the food, pulp and paper, and cosmetics sectors.
Financial Inclusion
Bringing financial services to more people to enhance their quality of life is one of the most important roles we have in the countries where we operate. Our responsibility extends to promoting the financial well-being of individuals and businesses, through the responsible use of products and services, as well as the education they need to improve their relationship with money.
Bancolombia A la Mano
Bancolombia A la Mano has become a key inclusion tool to drive the progress of 6.37 million people and their communities:
-Users of this platform completed more than 480 million monetary transactions, totaling over COP 84 trillion, a 12% increase compared to 2023.
-The QR Code was used by over 1.1 million people, making payments totaling more than COP 293 billion.
-Over USD 368 million in family remittances were credited to A la Mano deposits.
-We disbursed 155,268 small loans totaling COP 199.338 billion, with women receiving 53% of the total.
-About 74,000 companies used A la Mano to pay salaries to 400,000 workers.
-Over 428,000 A la Mano clients migrated to traditional accounts to continue progressing.
-Bancolombia A la Mano, Crédito a la Mano, and remittances are independent products within their business line and are not subject to proportional allocation.
GRI FS7 Monetary Value of Products and Services Designed to Provide a Social Benefit

	Dec-24	Dec-23	Variation
Number of Bancolombia A La Mano clients	6,372,171	6,364,050	0.1%
Total Balance in Bancolombia A la Mano (COP millions)	1,148,021	970,584	18.3%
Number of Loans Granted	155,268	164,314	-5.5%
Loan Amount Granted (COP millions)	199,338	190,592	4.6%
Loan Portfolio Balance (COP millions)	121,710	103,583	17.5%

Other Initiatives GRI FS7
We enabled more than 2.9 million people to receive remittances sent by their family members from abroad. During the year, more than USD 8.107 billion in remittances were paid through our channels.
Nequi
Nequi has established itself as a platform that allows users to access financial and non-financial services directly from their mobile phones, quickly and easily.
A total of 21.3 million people now have accounts on Nequi, a 14.8% increase compared to 2024. Of these users, 77% conduct transactions at least once a month, meaning 16.5 million active users.
Nequi is also an instrument to drive a more inclusive digital economy, facilitating business management for more than 2.4 million clients. In this regard, over 122,900 interoperable Nequi QR codes are now available in businesses across the country, making it easier for them to receive payments from any financial institution.
Nequi disbursed over half a million loans during the year, totaling more than COP 784 billion, benefiting 348,500 people.
It has also served as an inclusion tool for more than 465,000 foreigners living in Colombia with Temporary Protection Status (TPS), allowing them to access low-balance deposits and manage their money.
In 2024, the focus was on increasing revenue per active user, consolidating the credit offering, developing the value proposition for small businesses, and controlling costs and expenses. Key milestones included connecting with eight international remittance companies, allowing people to receive remittances through Nequi, and enabling virtual stores for several clothing, sports, and personal care brands in our digital ecosystem.

Nequi’s experience in Colombia has been expanded to other countries where Bancolombia Group operates. In El Salvador, it will strengthen Banco Agrícola’s digital offering and contribute to bringing financial services to more people in the country. Beyond being a digital wallet, it will offer alternatives such as receiving remittances, paying utility bills, recharging phones, paying with a digital card, and more.
It is important to note that Nequi S.A. Compañía de Financiamiento does not have direct participation in the project from Colombia, nor has it made direct or indirect investments in El Salvador. Nequi S.A. Compañía de Financiamiento does not have legal personality in El Salvador and is not established as a business line of Bancolombia in that country.

	2023	2024
Total users (#)	18,598,442	21,320,389
Active users per month (#)	13,399,397	16,499,498
Deposit balance (COP millions)	2,924,906	4,449,420
Loan portfolio balance (COP millions)	157,705	603,482
Loans disbursed (COP millions)	140,302	502,901
Emergency loans disbursed (#)	68,440	189,037
Propulsor loans disbursed (#)	71,862	313,864

Popular Economy
In 2024, we supported more than 8,141 clients with productive loans of amounts under 6 minimum wages (approximately COP 8.5 million), totaling COP 42.746 billion. Under the CREO program, backed by the Banca de las Oportunidades, we granted loans totaling COP 492 million to 244 individuals.
Rural Laboratories
In 2024, we strengthened our financial inclusion strategy through Rural Laboratories, enabling communities in remote areas to access economic development opportunities via collaborative solutions with economic, environmental, and social impacts.
In Chocó, we worked on banking artisanal miners, providing them with savings and financing alternatives tailored to their needs.
In Nariño, we launched the first Emerging Rural System in cooperation with USAID. Through this strategy, we provided financial education to more than 10,700 people in the region, while 601 individuals (mostly women) accessed loans totaling over COP 1.6 billion.
We also promoted access to the QR ecosystem in the department, leading to a 300% growth in the deployment of QR codes in Ipiales and Túquerres.
In both regions, we created a mobile school to train people in digital skills, educating over 1,000 individuals in the municipalities of Quibdó, Istmina, and Ipiales.

Inclusion as a Criterion for Designing Solutions
During 2024, we incorporated inclusion as a key criterion in designing solutions, experiences, and conducting business across our entire value chain.
We contribute to reducing the gender gap through our work as a financial entity. We have over 8.9 million female clients, and additionally, 37% of SMEs, 39% of companies, and 3% of corporate businesses we serve are led by women.
For their projects and businesses, we disbursed more than COP 10 trillion in 2024. This figure includes specialized loan lines for women, such as Agro para Todas, which focuses on providing resources to women with rural businesses, and the Ordinary Portfolio Line for Women-Led Businesses.
We also provided over COP 194 billion in microloans to women with independent businesses.
Regarding diverse communities, in 2024, we held three Emprender Diverso bootcamps in Manizales, Palmira, and Bucaramanga, aimed at strengthening business, impact, and leadership skills within the LGBTIQ+ population, thereby building a community of over 70 diverse entrepreneurs across the country.
We continued strengthening the value proposition of our sustainable credit line for companies that implement best practices in diversity, equity, and inclusion (DEI). For instance, we incorporated the Friendly Biz seal, granted by the Chamber of Diversity, into our DEI certification portfolio, allowing our SME, business, and corporate clients to access a 100 basis points reduction in their interest rates. This year, we disbursed more than COP 92 billion to organizations committed to closing social gaps.
Transversally, drawing from our own diversity, equity, and inclusion strategy, which we have been working on for over 5 years, we provided DEI consultancy to 20 corporate businesses. Some of the participating companies in our DEI Knowledge as a Service strategy include Yamaha, Navitrans, TCC, and Alianza Fiduciaria, among others.
With the aim of becoming a platform for exchanging DEI knowledge and experiences between organizations from different regions of the country, we conducted a tour of business meetings on best DEI practices in partnership with the Chamber of Diversity. Over 150 companies of various sizes and sectors participated in events we held in Medellín, Bogotá, Cali, Barranquilla, and Bucaramanga.
We also joined the Social Protocol for Diversity, Equity, and Inclusion, an agreement between Colombia’s financial system and the National Government, promoted by Asobancaria, to advance the closing of social gaps and contribute to the financial inclusion and well-being of historically underserved populations: women, youth, the elderly, the LGBTIQ+ community, people with disabilities, migrants, ethnic groups, and those involved in peacebuilding processes.
Under this initiative, we accepted Asobancaria’s invitation to participate in the Abriendo Puertas project, which aims to assess the needs of people with disabilities and the elderly in their relationship with the financial system. Based on the findings, we are implementing a gap-closing plan that includes the launch of debit and credit cards that are easily identifiable by touch, making them more accessible for all individuals, especially those with visual impairments.

Finally, starting this year, our clients can identify themselves according to their diversity when interacting with the bank, using new fields we added to our information systems: Identitary Name, for transgender and non-binary individuals who have not yet made official changes to their identity documents, and Ethnic Group, for indigenous, Afro-Colombian, palenqueros, raizales, Roma (Gypsies), and others. We also updated the Gender field to include T for Transgender and NB for Non-Binary as new response options. With this information, we will continue strengthening our value proposition from the business perspective with a differentiated focus on historically underserved populations.
Education and Financial Well-Being
In line with our purpose, we work decisively toward the financial well-being of individuals and businesses, helping them improve their relationship with money. This, in turn, allows them to live with more security, freedom, and a greater sense of well-being.
At Bancolombia, we understand financial well-being as a state in which a person can fully meet their current financial obligations, feel secure about their financial future, and have the ability to make decisions that allow them to enjoy life and progress. This is based on:
•Being in control of their finances on a daily basis.
•Having financial resilience, or the ability to handle unexpected expenses.
•Having clear goals.
•Having financial freedom.
To achieve this, it is necessary to strengthen and develop financial competencies through education, which serves as a tool to promote the financial well-being of our employees, clients, shareholders, suppliers, partners, and the broader community. The goal is to guide and raise awareness about the responsible use of money so that individuals and businesses can make informed decisions at every stage of their economic life cycle to reach their goals and progress.
As an organization, we take actions to improve financial education based on knowledge, behaviors, and attitudes. To do this, we need to:
•Transform mindsets and/or attitudes toward finances.
•Help raise awareness about financial behaviors that either destroy or generate well-being.
•Increase financial knowledge in individuals and businesses to help them make better decisions.
•Support the development of habits aligned with behaviors that generate well-being.
As expert bankers of well-being, we face the challenge of offering responsible advice and imparting knowledge to others so they can consciously improve their financial habits and achieve their goals.
In line with this, throughout 2024, we carried out various actions related to education and financial well-being:
Financial Education Seal
This is an initiative by the Financial Superintendency of Colombia, launched in 2022, aimed at recognizing the relevance, quality, and suitability of the content in the programs, campaigns, or activities of supervised entities and sector associations. Submissions are made through their Platform in one of the following categories:

•Capacity Management: It establishes the institutional capacities that entities must develop to demonstrate their ability to implement information, content and materials for economic and financial education to financial consumers and other stakeholders.
•Initiatives in Territory: It incorporates evaluation criteria related to institutional capacities in the territory.
•MSMEs Initiative: It identifies institutional strategies to facilitate access to financial education services for MSMEs.
•Women’s Initiative4: Establishes the institutional capacities that entities develop for differential segments to promote financial education for the empowerment of both rural and urban women.
Each of these categories contains certification levels that refer to the degree of maturity in the implementation of the initiatives. The validity of the seals awarded is two (2) years for programs and activities and one (1) year for campaigns.
Currently, Bancolombia holds the #1 spot in the Hall of Fame with 248 points5, as follows6:
This has been possible thanks to the 18 programs submitted by Bancolombia and its affiliates since 2022:

#	TIN	Product Name	Subcategory	Level	Certification Year
1	Bancolombia	Elévate – Financial Education Program	Education Program	One	2022
4 New Category in 2024
5 As programs are submitted, points are awarded, and the total points determine the top 10 positions.
6 Information taken from the platform of the Financial Superintendency: Sellos de Educación | Inicio (superfinanciera.gov.co)

2	Fundación Bancolombia (Bancolombia Foundation)	Cuentas sin Cuento – Libertat	Education Program	One	2022
3	Bancolombia	Financial Well-being Platform – Day to Day	Education Program	One	2023
4	Bancolombia	Financiera-Mente	Education Program	One	2023
5	Bancolombia	Elévate – Financial Education Program	Education Program	Two	2023
6	Nequi	Financial Education – Nequi	Education Program	One	2023
7	Fundación Bancolombia (Bancolombia Foundation)	Cuentas sin Cuento – Libertat	Education Program	Two	2023
8	Bancolombia	Bus Escuela – Bancolombia	Education Program	Unique	2023
9	Bancolombia	A la Mano Te Enseña	Campaign	One	2023
10	Fiduciaria (Fiduciary)	Invernews	Education Program	One	2023
11	Values	Telegram	Education Program	One	2023
12	Bancolombia	Sueños a la Mano	Education Program	One	2024
13	Fundación Bancolombia (Bancolombia Foundation)	Cuentas sin Cuento – Libertat	Education Program	Three	2024
14	Bancolombia	A la Mano Te Enseña	Campaign	Two	2024
15	Bancolombia	Financial Well-Being Indicator	Education Program	One	2024
16	Values	Mercado en Movimiento	Education Program	One	2024
17	Bancolombia	Emprender Mujer	Education Program	One	2024
18	Fundación Bancolombia (Bancolombia Foundation)	Cuentas sin Cuento – DID	Education Program	One	2024

Financial Education

At Bancolombia Group, we have the responsibility to provide knowledge to employees, clients, users, and the broader community to help them improve their decision-making and achieve their goals. We integrate practices and habits into their daily lives so they can take control of their finances, have financial resilience, be able to handle unexpected expenses, set clear goals, and achieve financial freedom.
In 2024, we implemented 143 initiatives, with a total budget of COP 11.925 billion, reaching 235.677 million people/businesses/views/likes/plays.
Below is a detailed breakdown by semester and by subsidiary, as well as the annual consolidated data:

	# of Initiatives		# of Participants/Scope				Budget (COP)
TIN	Semester 1	Semester 2	Semester 1		Semester 2		Semester 1	Semester 2
			# People/ Companies	#Views/Likes/ Replays	# People/ Companies	#Views/Likes/ Replays
Bancolombia	42	27	52,724,452	32,385,151	69,083,737	184,878	4,519,614,327	3,646,059,958
Values	6	9	1,266	0	2,752	0	0	762,895
Fiduciaria (Fiduciary)	7	4	1,450	199	1,631	561	0	0
Banca de Inversión (Investment Banking)	1	2	21	0	130	0	0	0
Sufi	2	3	231,739	0	545,100	0	0	0
Nequi	7	8	981,622	2,670,546	40	76,794,526	73,021,446	119,150,633
Fundación Bancolombia (Bancolombia Foundation)	3	5	4,373	0	23,206	0	1,067,791,897	2,279,953,493
Cross-cutting Actions (affecting multiple TINs)	9	8	28,295	1,300	7,150	347	154,636,746	65,000,000
Total per Semester	77	66	53,973,218	35,057,196	69,663,746	76,980,312	5,815,064,416	6,110,926,979
Total Annual	143		235,674,472				11,925,991,395

The financial education actions were carried out in a mixed format, meaning both virtually and in person (predominantly virtual), where we implemented programs, mass activities, talks/webinars, consultations, workshops, seminars, and courses focused on topics such as security, credit, structuring, savings, investment, entrepreneurship, digital marketing, wealth, debt, sustainability, expense control, financial well-being, and other topics based on the interests and needs of the audiences.
7 Most of the actions implemented were mass initiatives, meaning they were aimed at a large audience of individuals, and it is not always possible to track a unique participation. As a result, the same person may be counted multiple times across different activities.

Financial Well-Being Indicator
This indicator integrates 30 transactional variables across seven key dimensions: savings and investment, planning, protection, spending, debt, wealth, and financial sophistication. This new approach provides a more comprehensive and detailed understanding of our clients’ financial behavior.
Based on transactional information from these dimensions and according to the clients’ life cycle, they can receive a score ranging from 0 to 100 points, which places them in one of the following categories:
1.Very Good (>80 to 100)
2.Good (>50 to 80)
3.Instable (>30 to 50)
4.Stressed (0 to 30)
In the second half of 2024, we adjusted this indicator to improve the information provided to clients. The changes included updating data sources, imputing variables to avoid biases, incorporating external sources in the risk model, reviewing score and weight allocations, and updating metadata. The main challenge focused on the social segment, to fully align it with the current indicator due to variations like the omission of the “wealth” dimension and other financial variables.
By segment, we analyzed the following:
Social Segment: Behavior remained constant throughout the year, although it decreased after a peak between May and July. The variables remained stable, with good performance in spending and sophistication.
Personal/Plus/Preferred Segments: The general indicator showed consistent behavior with a slight increase. This rise was due to improvements in savings and spending dimensions. Clients over 50 had a slightly lower score than the average, with better performance in savings but lower sophistication, while the rest of the variables remained stable.
Independent Segment: The second semester performed better than the start of the year. Although sophistication declined, the increase in savings and planning compensated for this drop. Similar to the banking segments, the increase in savings was mainly due to higher savings frequency.
Employee Segment: Employees outperformed the average client, excelling in all variables, especially savings and debt. The savings and planning dimensions increased over the year, likely influenced by the monthly content in the internal communications newsletter.
Our Responsibility Transcends Borders
Transcending in people's lives and working for the transformation of the communities in which we operate were the pillars on which we worked at Banco Agrícola in El Salvador, Banistmo in Panama, and Bam in Guatemala.
El Salvador
Donations and expenses for major social programs at Banco Agrícola (January to December 2024):

Line	Program	Beneficiaries	Total Investment (USD)
Quality of Life	FESA “Lindo del Fútbol” 2024	7,127	310,297
	Financial Education	2,776,440 reach on Radio and TV; average social media reach 4,507,589	150,335
	Banco de la TELETÓN support for the Asociación Teletón Pro- Rehabilitación – FUNTER 2023	8,000 therapies	80,000
	La Cuenta del Mar (Sea Account)	113 blue jobs, direct beneficiaries involved in mangrove rehabilitation actions	399,109
TOTAL	4 programs		939,741

Panama

LINE	PROGRAM	BENEFICIARIES	TOTAL INVESTMENT (USD)
Education	Nacer Aprendiendo – United Way (Early Childhood)	1,900	15,000
	Financial Education for the Youth – Asociación Bancaria de Panamá	65	5,000
	Financial Education and Entrepreneurship for Children, Youth, and Women – Junior Achievement Panama	2,710	47,250
	Women and Girls in STEAM	58	30,500
	Impulsa: Mentoring Program for Women Entrepreneurs – Glasswing Foundation	78	80,000
Environment	Environmental Conservation and Community Support in the Panama Canal Watershed – Fundación Natura	2,410	71,250
CONSOLIDATED TOTAL	6 programs	7,721	249,000
Guatemala

LINE	PROGRAM	BENEFICIARIES	TOTAL INVESTMENT (USD)
Support to Communities	Fighting Chronic Malnutrition – Partnership with United Way	150 families - 5 communities	25,000
	Emprender Mujer	24 women-led SMEs, 22 mentors	15,466
	Strengthening the education of Guatemalan children and youth – Partnership with Funsepa	5,695 children and teenagers, 253 teachers	125,000
Financial Education	Annual campaign	11,646,958 people*	29,386
	La Casa de la Plata	8,581,000 people*	30,685
Environmental Care	La Cuenta del Mar – Marine Conservation Center	15,516 turtles, 11 beaches, 6 communities 1,500 people trained 2,000 mangroves planted	38,000
CONSOLIDATED TOTAL	6 programs		263,537

Fundación Bancolombia (Bancolombia Foundation)

In 2024, we worked toward a common goal: promoting sustainable development to achieve well-being for all in rural areas, through our key initiatives:
•Strengthening businesses and increasing rural competitiveness through impact investment.
•Preparing the rural talent of the future with education that is relevant to the territories.
Impact Investment

We currently have an impact investment portfolio that includes 11 businesses and participation in three funds. In 2024, we made three new investments (¡Dios mío! Coffee, Demetria, and the EWA Fund), with a total disbursement of around COP 7 billion. As impact investors, we remain committed to supporting businesses with smart capital and technical assistance to help close existing gaps.
We mobilized over COP 4 billion aimed at financing rural areas, through funding from allied entities such as Interactuar, Agricapital, IC Fundación, and Promotora de Comercio Social, among others, to facilitate access to capital for businesses, small producers, women, and rural youth.
Business Strengthening
With the support of Bancolombia Foundation, we have successfully made valuable connections, enabling more than 40% of the companies in our portfolio to access capital from Bancolombia or other investors.
During 2024, 20 rural startups and impact-driven businesses completed the En-Campo Acceleration Program, improving their business models and connecting with key stakeholders in the impact investment ecosystem. Since 2019, Bancolombia Foundation has invested over COP 6 billion in strengthening and accelerating businesses through this program, promoting the sustainable development of businesses that positively impact rural Colombia.
Through our partnership with IC Fundación, we strengthened over 60 associative businesses in 2024.
Talent for the Rural Future
We trained nearly 30,000 individuals from rural Colombia in financial education, doubling the Foundation’s figures from 2023 through various initiatives:
•With the Cuentas sin Cuento program, we reached more than 11,200 people. Additionally, with FindKids, we provided support through awareness workshops to around 600 youth in different educational institutions.
•Through the Emerging Rural Systems program in Nariño, we reached over 15,300 individuals with mass financial education and 2,500 with comprehensive education in 13 municipalities.
•Committed to providing relevant educational opportunities and employment for youth in rural areas, we scaled the impact of the productive inclusion diagnostic results for rural and dispersed rural youth in Colombia by disseminating it nationally with education offices and educational institutions.
•We co-financed COP 90 million for the “Education Opinion Survey: Teachers and Principals of the Public Sector 2024” (results available here: https://fundacionexe.org.co/que-hacemos-movilizar/encuesta-de-opinion-en-educacion/) applied by Empresarios por la Educación and the survey firm Invamer, in order to broaden the sample in rural areas, enabling decision-makers to gain insights on education from a rural-focused perspective.
•Through rumBo, our scholarship program, we supported 385 youth to access, stay in, and/or graduate from post-high-school education programs. We launched calls for five active program funds across 13 prioritized departments. One hundred ninety-one youth successfully graduated from post-high-school education, and 72%

of our graduates are now employed formally, reflecting the impact on their labor market insertion.
Corporate Volunteering
Committed to biodiversity and conservation, we carried out volunteering focused on restoring the protected Mangrove ecosystem in the Vía Parque Isla Salamanca (VIPIS) through the Cuenta del Mar program in partnership with WWF. A total of 2,892 employees contributed indirectly, while 54 Bancolombia employees dedicated 540 hours to planting 302 mangrove trees, alongside six representatives from local associations.
We also participated in volunteering actions with our various partners, engaging in initiatives that strengthened knowledge through mentoring programs such as Vamos Dabeiba, Juntos por Urama, La Mesada, Biosuroeste, Mentorías En Campo, and Mentorías rumBo. Through these initiatives, 370 employees contributed over 4,000 hours of volunteer work to support the sustainable development of communities.
Tax Deduction Works
We supported the Bancolombia Group in joining the third project aimed at improving the Dabeiba–Camparrusia road in Antioquia. This adds to the commitment of partners such as Grupo Argos, Grupo Sura, Grupo Nutresa, Arquitectura y Concreto, and Microplast, among others, to drive infrastructure development that improves living conditions in areas with significant socio-economic gaps.
Our ESG Commitment
We are committed to improving people’s lives by building a prosperous economy, a healthy environment, and contributing to social well-being. Our strategy is to contribute to the development of the territories where we operate, articulating actors and sectors with an offer of products and services so that our clients and allies become more sustainable and achieve a positive impact on their communities.
We were invited once again to participate in the evaluation of the Dow Jones Sustainability Index, which has been in the market for more than 20 years, and which we joined in 2012. In 2024, we achieved a score of 85 out of 100 and were included in the Global, Emerging Markets, and MILA indices, ranking first in the Americas. This reaffirms our commitment to working toward sustainability.
Additionally, as recognition for our work in environmental, social, and corporate governance issues, which have been priorities for years, Bancolombia was ranked in the top 10% of the best banks in S&P Global’s Sustainability Yearbook in its February 2025 publication, which highlights companies with the best sustainability practices.
We base our sustainability strategy on the highest national and international standards. To achieve this, we have an international agenda of alliances and voluntary memberships that keep us aligned with global best practices, generate commitments, and share results with our stakeholders and the international community.
•Business Ambition for 1.5
•B Team
•CDP (Carbon Disclosure Project)
•Climate Action 100+
•Climate Finance Leadership Initiative (CFLI)

•Glasgow Financial Alliance for Net Zero (GFANZ)
•Global Investors for Sustainable Development (GISD)
•Global Reporting Initiative (GRI)
•Dow Jones Sustainability Index
•Net Zero Banking Alliance (NZBA)
•Net Zero Asset Managers Initiative (NZAM)
•UN Women
•Partnership for Carbon Accounting Financials (PCAF)
•Principles for Responsible Banking
•Equator Principles
•Principles for Responsible Investment
•UN Environment Programme Finance Initiative (UNEP FI)
•Green Protocol
•Science Based Targets Initiative (SBTi)
•Sustainability Accounting Standards Board (SASB)
•Task Force on Climate-Related Financial Disclosures (TCFD)
Details of our participation in these initiatives can be consulted here:
www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/protocolos-y-adhesiones
We have also been present at high-level international forums, which allow us to engage in conversations aimed at providing transformative solutions to climate and social challenges, sharing progress across various fronts, and strengthening our leadership and positioning on critical sustainability-related issues.
Sustainability Ratings
Bancolombia is included in several of the world’s leading indices that continuously monitor the performance of companies in environmental, social, economic, and corporate governance terms. This motivates us to improve our sustainability practices.

Sustainability Index	2023	2024
Dow Jones Sustainability Index	78 points out of 100 Included in the Global index	85 points out of 100, included in the Global Index, ranked 1st in Emerging Markets and MILA
CDP	B	B
MSCI ESG Research	YY	YY
Moody’s formerly Vigeo	57 “Robust”	57 “Robust”

PRI (Investments)	Policy Governance and Strategy: 74 Direct - Listed equity - Active fundamental: 42 Direct - Fixed income - SSA: 42 Direct - Fixed income - Corporate: 42 Confidence building measures: 40	Policy Governance and Strategy: 64 Direct - Listed equity - Active fundamental: 42 Direct - Fixed income - SSA: 52 Direct - Fixed income - Corporate: 52 Confidence building measures: 60
Sustainalytics (ESG Risk Rating)	17.8, positioning us positively in a “Low Risk” category	16.3, positioning us positively in a “Low Risk” category
IR Recognition	98.3%	98.4%

We have developed a methodology to identify and assess ESG trends that impact industries within our value chain, with the aim of monitoring these trends and incorporating them into our management practices.
The identified and prioritized trends are circular economy, climate change, biodiversity, ESG regulation, and financial well-being.
Promoting Sustainability as a Business Strategy
We support our clients in the SME, business, and corporate segments in adopting the best ESG practices through knowledge-sharing spaces, workshops, digital content, and the guidance of an expert team.
In this way, our customers can access to contents and methodological tools that allow them to:
•Understand sustainability as a business strategy, fundamental for the sustainability and competitiveness of its economic activity.
•Define its sustainability strategy according to the material issues identified in the Environmental, Social and Corporate Governance dimensions.
•Understand the circular economy, measure the company’s level of circularity and access methodological tools to define its circular economy strategy.
•Create synchronous consulting spaces with experts in the area of sustainability.
•Solve innovation challenges with a focus on sustainability.
In 2024, we assisted in the training of 255 clients on sustainability topics and their ESG strategies.
Additionally, we have created open communication spaces with clients and investors on relevant ESG topics, such as double materiality, transparency, climate change, biodiversity, and best international practices.
These spaces have been implemented in two ways:
•In a personalized manner by attending to the opportunities of each of our clients and/or investors in terms of the ESG pillars.

•In a massive way in events in which different interest groups intervene in favor of sustainable financing.
The engagements carried out in 2024 were as follows:

Engagement Strategy	No. of Engagements
ESG Assessment Issuers	6 issuers
Sustainability as a Service*	264 clients
Climate change	45 clients
*“Sustainability as a Service” refers to personalized and mass knowledge-sharing spaces with clients where various topics are developed, including sustainable financing, circular economy, corporate governance, ESG evaluations, and more.
IV. ACHIEVING CUSTOMER LOYALTY AND PREFERENCE
We are a customer-focused organization. We stand out by providing reliable, approachable, timely, and user-friendly experiences for our customers. Our goal is to earn customer loyalty by ranking first in their intent to recommend us. To achieve this, we are working to offer them a better service, with greater speed and reduced friction, with more and more digital solutions to make their processes faster and simpler.
A significant portion of the financial transactions in the sector flows through our systems. This gives us the opportunity to build connections between the different agents involved in the economic activities of our countries.
That’s why we strive to simplify money management with financial and non-financial solutions that are easy, reliable, timely, and customer-friendly. This is one of the ways we stay connected to people’s everyday lives, improving their financial well-being, quality of life, and contributing to a more formal economy.
At Bancolombia, we process over 72.3% of monetary transactions and 41% of the money circulating in the financial system, according to data from the Financial Superintendency as of September 2024. We moved more than COP 3.278 trillion, nearly three times the annual output of the Colombian economy.
This is made possible through an ecosystem of physical and digital channels available across the country, which is constantly evolving to provide new solutions that benefit people and businesses.
Digital Solutions for People
As a financial entity, we have been developing an ecosystem of easy, fast, interoperable solutions, many of them at no cost. Each one is designed to transform the customer experience and make their everyday financial transactions easier.
At Bancolombia, we offer digital products for lending, deposit, and investment, which are available for online purchase. In 2024, we sold 6 million of these products through digital channels, representing a 13% increase compared to 2023.

By the end of 2024, we had over 12 million active digital customers, reflecting a 4% annual increase. Of these, 8.9 million actively use the Bancolombia App, which processed over COP 454 trillion throughout the year.
Similarly, 92% of our more than 11,700 corporate clients use at least one digital channel to manage their income, payments, and treasury in a more simplified and connected way within their value chain. Over 13,000 businesses, 329,800 SMEs, and 2,270 government clients have adopted these types of solutions.
In 2024, we began evolving our business channels, centralizing SME, corporate, and subsidiary services in our App and Virtual Business Branch, making it easier and more efficient for our clients to access both financial and non-financial solutions.
QR codes are becoming an increasingly popular and convenient alternative for making payments. In 2024 alone, nearly 5 million people made over 259 million transactions through this method, totaling more than COP 17.8 trillion. This represents a nearly twofold increase in usage last year, with an average monthly processing volume of over COP 1 trillion.
Bancolombia’s interoperable QR code allows payments from other banks and digital wallets and is already available at over 821,000 stores nationwide.
Another option for transferring money between accounts, including those of other financial institutions, with no cost is Transfiya. This service allows transfers using just a mobile number and permits up to 15 transfers per day, with a maximum of COP 3 million per day. In 2024, over 1.6 million customers used Transfiya, moving COP 5.8 trillion across 37.9 million transactions.
For receiving payments via the internet or social media, there is the Bancolombia Button, used by more than 23,000 businesses. Through this method, over 1.9 million people made 32.9 million transactions worth more than COP 5 trillion.
We also offer Wompi, a payment gateway through which COP 25.4 trillion was processed across 67.6 million transactions, a 116% increase compared to 2023. This payment solution, which has been operating for five years, is now used by almost 16,000 merchants and holds a 27.4% market share in billing. Last year, several new features were added, including “buy now, pay later” from Bancolombia, SU+ Pay, and DaviPlata.
In the acquiring business (debit and credit cards), we have become the preferred bank for nearly 367,000 businesses (+3.2% annually) and are involved in over half a trillion transactions, moving funds from sales totaling COP 75.4 trillion, a 4.58% increase compared to 2023.
We offer a portfolio of 2.6 million credit cards to 2 million clients, who made transactions totaling COP 36.6 trillion last year. Regarding more than 14.6 million active debit cards, purchases exceeded COP 59.7 trillion, an 8% increase compared to 2023.
With our 100% digital Mastercard Única credit card, we have helped build credit histories for over 8,000 payroll clients with incomes under COP 2 million, for whom this card represents their first credit product. Last year, we issued over 16,000 of these cards.
We also introduced the TouchCard feature, a tactile symbol on the card to help visually impaired individuals easily identify the type of card. This innovation promotes inclusion and empowers our customers, giving them more independence and confidence in managing their finances. The new cards are made from 100% recyclable plastic to reduce our environmental impact.
Furthermore, digital wallets (Apple Pay, Google Pay, and Garmin Pay) are used by over 558,000 people, who completed more than 60 million transactions worth over COP 4.8 trillion, a 91% increase compared to 2023.
To facilitate savings and investment management with digital solutions, we offer various options. “Bolsillos” (digital wallets) were used by more than 702,000 clients to store their money, 63.3% more than in 2023. The total amount saved in these wallets reached COP 3.7 trillion, an 80.9% annual increase.
Another option is virtual investment, accessed by over 269,000 clients, with a balance of more than COP 25.3 trillion at the close of 2024, a 26% increase compared to 2023.
We also streamlined the digital account opening process to make it quicker and easier for our clients. For example, we reduced the number of fields required in the savings account opening process by 46%.
Open Banking and Interoperability
At Bancolombia, we are committed to the development of Open Banking and interoperability to facilitate access to financial information and services for users in the sector, and to respond to the demands of a modern financial environment.
Interoperability is an integral part of our value proposition, and for this reason, we are working to improve our range of products and services and meet the regulatory requirements associated with the new Immediate Payment System of the Colombian Central Bank.
Our goal is to simplify and speed up transactions, making the customer experience more efficient and reliable. We aim to adapt our solutions based on a deep understanding of our customers’ needs, ensuring continuity and security in managing financial flows.
This includes financial education, guidance, and communication to familiarize our customers with the cultural and functional changes that come with interoperability.
To this end, we have developed new capabilities that translate into solutions for people:
•With “Día a Día”, a feature of the Bancolombia App, we have enabled 3.5 million customers to use the solution, helping them better understand money management and budget control. By 2024, we have categorized 500 million P2P transfers, data the bank did not previously have.
•The Financial Well-being indicator forms the foundation for new behavioral credit models and is also integrated as input for personalized offer models.
•With the “Tus Bancos” feature, which allows individuals to view their finances in one platform, 3,000 customers have linked their accounts from other banks.
Meanwhile, we continue to work on various platform models that enable new ways of providing financial services.
In Banking as a Platform, Tu360 is one of the platforms offering comprehensive solutions to meet customer needs.

Tu360 Compras is a Marketplace where more than 21,000 people have purchased products from various categories, generating over COP 70 billion in sales.
In Tu360 Inmobiliario, we approved financing for real estate worth COP 4.1 trillion, with disbursements exceeding COP 944 billion in mortgage and housing leasing credits. This has allowed nearly 1,500 families to acquire their own homes, contributing to the development of sustainable cities and communities. Our portal has become the showcase for over 1,100 housing projects, supporting builders across the country and facilitating property acquisitions with real estate and financial advice from a single point.
Tu360 Movilidad is a space for connecting vehicle buyers and sellers. We received nearly 1.7 million users and disbursed approximately COP 104 billion in vehicle loans.
In Banking as a Service, customers can access financial products through third-party platforms that have integrated our APIs. Our digital wallet processed more than 2.7 million transactions totaling over COP 106 billion.
Additionally, with “Compra y Paga Después Bancolombia,” people can buy products in installments from more than 18,000 merchants. Since its launch, more than COP 1 billion has been financed, with an average transaction amount of COP 260,000. Over 50% of users of this service had not previously accessed other financing options with Bancolombia.
Through all these actions, we reaffirm our commitment to innovation and excellence, continuing to lead the way toward a more interconnected and sustainable financial future for millions of people and businesses in Colombia.
Wenia
Since 2015, the Bancolombia Group has been exploring new market technologies to understand how to integrate them into our financial and non-financial solutions, thus contributing to initiatives aimed at individuals and responding to our business strategy.
In this process, we have established a specialized blockchain area, which has worked with companies, partners, and third parties in the financial sector to innovate payment systems using this technology and support the implementation of the Bitcoin Law in El Salvador. We have also participated in the Arenera of the Financial Superintendency of Colombia.
With everything we have learned over the past decade, Wenia was born. It is a new company within the Bancolombia Group, leveraging blockchain technology to create solutions that facilitate adoption and serve as a bridge between traditional finance and digital assets.
Wenia is incorporated in Bermuda and holds a Class F license issued by the Bermuda Monetary Authority, which regulates Wenia’s activities under the Bermuda Digital Asset Business Act of 2018. This Class F (full) license is the most demanding one granted by the authority, issued to companies that operate with digital assets, even without being within a regulatory sandbox.
We offer the Wenia App for individuals who are adults and residents in Colombia, allowing them to buy, convert, send, receive, and sell digital assets. Currently, we offer six digital assets: bitcoin (BTC), ether (ETH), SOL, POL, digital dollars (USDC), and COPW, a stable crypto asset pegged 1:1 to the Colombian peso, created by the company.

Additionally, we launched a 100% digital Mastercard credit card, which allows customers to make purchases anywhere using the digital assets available in the Wenia App. This card can be added to customers’ preferred wallets, such as Apple Pay or Google Pay, for purchases in physical stores.
Knowledge as a Service
We understand that businesses require our support in strategic areas where we have positioned ourselves as leaders. This is made possible through knowledge programs, which help companies with topics such as sustainability, innovation, diversity, equity, inclusion, and behavioral sciences.
We also offer valuable information and analysis to our clients, empowering their decision-making and positioning us as their strategic allies through knowledge transfer events and our knowledge platform “Capital Inteligente.” These strategies enable us to train and keep clients informed on sectorial issues, regulatory matters, economic outlooks, and more.
Customer Experience
As an organization, we have worked diligently to strengthen a culture that promotes the realization of Superior Experience as the best way to achieve customer well-being and preference. In every interaction, we aim to understand each customer’s needs, act decisively to support them in achieving their goals, and ensure every action counts in exceeding their expectations.
We know that achieving this requires a comprehensive view of the experience, where our employees, processes, technology, and partners connect authentically and with an obsession for the customer, ensuring harmony and consistency in how we engage with them.
To move forward in this direction, in 2024 we consolidated several actions to generate superior experiences, strengthen loyalty, and build relationships based on trust, closeness, and empathy.
Promotorex Cultural Mobilization Program and Connection with Employee Experience
We recognize that a committed team is key to delivering a superior customer experience. We implemented an employee experience management model focused on high-impact teams. This approach enables us to align our daily functions with customer satisfaction, strengthening our ability to anticipate and respond to their needs. We strategically intervene at key moments to maximize our impact and deliver exceptional service.
At the same time, we continued to focus on having engaged employees, and this year, we connected 70% of the Organization and partners to our Promotorex community mobilization agenda. We also amplified key knowledge on experience skills to nearly 9,000 people, including employees and partners, providing them with training and tools to offer close, reliable, timely, and easy experiences to our customers.
In our mission to win over customers with genuine service, we reinforced the Promotorex model with a new season focused on financial well-being. In 2024, we achieved over 109,900 interactions with the commercial team and 41,400 with the service and Collection teams and partners, promoting key behaviors and tools to offer superior experiences.
Finally, we consolidated our commitment to making every day count by turning the customer experience into a competitive advantage, with the fourth version of “Semana por el Cliente” (Customer Week), a milestone that generated more than 45,000 interactions and allowed 678 leaders to connect directly with customers, teams, and processes, strengthening our competitive advantage.
Voice of the Customer
Listening to the customer has been essential for us to solidify our position as an organization focused on their needs. To this end, we have incorporated technologies and systems to help us gain increasingly individualized knowledge of our customers’ experiences.
In this journey, we have achieved:
•Understanding the voice of the customer more accurately and efficiently, through 11 robust programs with more sophisticated and predictive analytical models, enabling us to anticipate and accompany them with personalized offers and solutions. We were able to proactively infer recommendation scores through a behavioral model that classified nearly 10 million customers as promoters, neutrals, or detractors without the need for surveys.
•Evolving the measurement of the experience of managed SME customers by shifting to an online system that doubled response rates and allowed us to address concerns promptly.
•Increasing our listening capacity six times for customers who take digital products through our sales channels, four times for responses captured at ATMs, and twelve times for those obtained through banking correspondents.
Closing Gaps and Customer Care
We addressed 10 critical pain points prioritized in our segments, including individuals, SMEs, businesses, and corporate business, resulting in an increase of 188,000 promoter customers. To strengthen trust, we surprised our clients with over 3,000 “Wow Moments,” optimized compensation and remediation protocols, and implemented more automated and proactive processes for quicker, more effective solutions. We also launched a pilot program for Commercial Managers in 13 branches, improving service for pensioned clients under a specialized model. Additionally, we integrated more than 12,000 SMEs into a new Management Model and supported 15,000 low-income payroll clients with a behavioral credit pilot.
People-Centered Design
We implemented an E2E (End-to-End) design approach for key solutions such as payments, payroll, collections, credit, deposits, cards, contactability, and security. We also introduced the concept of “Minimal Beloved Experience” as a design asset to ensure the fundamental and differentiating attributes in our deliverables to customers. We improved digital sales with more intuitive and inclusive processes, reducing the fields for opening savings accounts by 55% without compromising legal standards, reinforcing our commitment to accessibility and diversity. Through the Customer Experience Lab, we incorporated technologies such as eye-tracking and behavioral data analysis in digital interactions, driving strategic initiatives like Tu360 Inmobiliario, QR, and the new Mi Bancolombia app, designing more intuitive and friendly experiences.
NPS
The analysis of competitive NPS helps us understand how customers perceive us in relation to the market and evaluate our position against major competitors. This annual study serves as a benchmark for measuring the strength of our value proposition.

In 2024, the banks representing 68.3% of the commercial size achieved the top spot in the competitive indicator, consolidating Bancolombia as the leader in the sector.
Relational NPS measures customer perception based on their interactions with our products, channels, and services. By the end of 2024, our result was 71.19%, and we have multiple action plans in place to strengthen customer loyalty and satisfaction, reaffirming our commitment to a superior experience.
We Are Where Our Customers Need Us
In 2024, we processed 95.74% of transactions through electronic distribution channels. Our salesforce is made up of 13,729 employees.

Company*	Branches 2024	Branches 2023	Branches 2022
Bancolombia S.A. (Colombia)	575	578	583
BAM (Guatemala)	151	155	157
Renting Colombia**	37	63	65
Banco Agrícola	91	91	90
Banistmo	37	39	39
Valores Bancolombia	17	19	19
Fiduciaria Bancolombia	8	8	7
Financomer	1	3	4
SUFI	2	2	2

Inversiones CFNS S.A.S.	2	2	2
Banca de Inversión (Investment Banking)	2	2	2
Bancolombia Panamá	1	1	1
Bancolombia S.A. Panamá Branch	1	1	1
Valores Banistmo	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagrícola, S.A. de C.V.	1	1	1
Bancolombia Capital Holding LLC (Miami)	1	1	1
Transportempo S.A.S.	0	0	1
Total	930	969	978
* For some companies, their main office is considered a branch.
** 13 Localiza locations and 13 Éxito points were closed.
Correspondent Banks
We reported a total of 35,173 banking correspondents, including 28,251 in Colombia, 535 in Panama, 5,609 in Guatemala, and 778 in El Salvador.
Mobile Service Points (MSP)
Sales advisors who periodically visit small towns offering our product portfolio. As of December, we reported 519 MSPs (489 in Colombia, 13 in Guatemala, and 17 in El Salvador). Panama does not report any MSPs.
Kiosks
We provide post-sale services through kiosks, with a total of 495 kiosks (210 in El Salvador and 285 in Colombia).
ATMs
We have a network of 6,113 ATMs, including 5,211 in Colombia, 576 in El Salvador, and 326 in Panama. BAM sold its network of 155 ATMs to 5B company in November 2023 and has outsourced the ATM service to that company.

V.ENSURING OPERATIONAL EXCELLENCE
Customers are at the heart of everything we do at Bancolombia: we work to be part of their daily lives, we listen to them, and we consider their needs.

This highlights the importance of continuously improving, responding to the demands of the environment, and seeking efficiency in all our processes.
In this regard, achieving operational excellence is a goal supported by various actions:
•Automating our processes and services to ensure the scalability and productivity of our operations, so that we can meet the growing needs of the business.
•Ensuring the availability of our channels so that customers can access our services.
•Adopting both proactive and reactive measures to maintain service continuity and customer satisfaction.
Digital Transformation as a Lever for Our Evolution
Throughout the year, we continued executing strategies to strengthen our technological infrastructure and respond more quickly and flexibly to the needs of our operations.
As part of our cloud migration strategy, which involved moving applications, data, and infrastructure to a cloud/AWS environment, we successfully modernized 43 key business applications aimed at accelerating digital transformation, optimizing costs, and improving the availability and security of our systems.
Additionally, prioritizing the customer experience, we implemented Site Reliability Engineering (SRE) discipline, which ensures that our systems are more reliable, scalable, and resilient. These practices, combined with the adoption of tools such as Impact Analysis (IA), have significantly reduced the recurrence of failures and improved autonomy in managing operational risks.
To name a few, we successfully executed 98 case scenarios across 54 services, and we have completed more than 1,066 impact analyses.
Efficiency and Automation
Automation is a key enabler for our operations. In 2024, we increased automation levels in our daily tasks by 17.36%, with 546 processes involved. One example of the progress made is the reduction of COP 26.092 billion between operational and legal risk.
These actions aim to minimize operational errors caused by manual work, optimize our processes, and provide more timely responses to our customers in post-sale services. This strategic approach allows us to operate with greater scalability and maintain our operational excellence, even in a high-complexity environment.
We Safeguard Customer Trust and Ensure Transparency
The availability of our services and proper management of contingencies are essential to guarantee customer trust. For this reason, we have strengthened our channels with a comprehensive approach that includes building technical and operational contingencies for our current channels, improving technological infrastructure and resilience practices, and optimizing monitoring and response processes to failures.
To achieve this, we implemented contingency plans designed to ensure service continuity in the event of disruptive events. These plans include measures such as implementing automated processes defined for current channels and controls to avoid rescheduling exercises outlined in the annual plan, boosting self-management across different teams.

Thanks to these efforts, we have managed to improve availability performance throughout the year and have reduced failure times by 35% compared to 2023. These efforts, supported by our cloud migration and technological modernization, have increased the resilience of our systems and reduced recovery times from disruptive events.
Additionally, the adoption of the mass event response protocol has allowed us to be 33% more timely in detecting and resolving significant friction points in the customer experience, maintaining close, transparent, and personalized communication with customers, and thus building trust and security in the protection of their resources.
Results and Vision for the Future
We are firmly committed to continuing to learn from technological failures and transforming them into opportunities for improvement. Thanks to the closure of 99.85% of action plans related to technology, we have mitigated significant impacts and reduced the recurrence of operational problems.
The volume of Clarifications, Complaints, and Claims (CCCs) entered in 2024 decreased by 3% compared to 2023, even with a 3% increase in the number of customers and a 39% increase in the transactional volume of our channels.
We will continue evolving our platforms and operational models, consolidating Bancolombia as a leader in technological transformation and a benchmark in the financial industry.
Cybersecurity, a Priority
In the financial sector, we stand out for prioritizing cybersecurity, thanks to the adoption of strategies that secure our applications from the early stages of development. By doing so, we enable strong defense measures, manage risk effectively, and accelerate the continuous delivery of value for the benefit of our customers.
Using new detection and reaction technologies, we transformed the Security Operations Center (SOC) into an Intelligence and Cyber Defense Center, with cutting-edge capabilities in detection and intelligence that enhance our proactivity, detection, and response to emerging threats.
We also modernized various fronts of cybersecurity and information security, including transitioning to a zero-trust strategy for remote access, strengthening protection against malware, securing the lifecycle of development for channels and services offered to customers, among others.
Furthermore, recognizing that identity protection is a central pillar of an organization’s cybersecurity strategy, we modernized identity management, privileged access, and authentication and authorization capabilities to mitigate risks of resource loss or data leakage. This ensures that only authorized individuals have access to the appropriate resources, while improving the experience and productivity of the Group’s employees.
Given the large number of strategic partners supporting our operations, we decided to extend the cybersecurity evaluation to them in order to understand their maturity levels and define improvement plans aimed at mitigating risks impacting our Organization.
Since 2018, every three years, an independent and recognized entity in the market evaluates the level of cybersecurity and information security maturity of our Organization, aiming to measure the evolution of these practices over time.

This year, the evaluation was conducted by Ernst & Young, and the result showed progress in cybersecurity maturity, with strengths in the culture and awareness around managing this aspect, human talent knowledge, integration from the design and maintenance of solutions, as well as innovation and technological capabilities.
Bancolombia Group’s Strategic Artificial Intelligence Declaration
At Bancolombia, we have spent seven years working with artificial intelligence to build cross-cutting capabilities—that is, adopting solutions that solve problems quickly and generically.
In 2024, we enabled artificial intelligence capabilities accessible to all our teams, aiming for more efficient processes and better service experiences for our customers.
For example, we developed chatbots for WhatsApp, MS Teams, and WebChat, integrated with generative AI capabilities such as Question Solver, which were made available to both employees and customers. We also have Artificial Intelligence Orchestrator (AIO) to orchestrate AI models and automate the processing of unstructured files, which generates valuable information for decision-making and hyper-automating our processes.
Currently, our Organization has various GenAI capabilities that drive productivity, save time, and foster innovation across the Organization:
•Question Solver: Responds to user inquiries based on reference documents. It allows users to quickly access relevant information without having to thoroughly review all sources.
•Text Analyzer: Analyzes documents using Natural Language Processing (NLP) tasks such as information extraction, queries, summaries, categorization, and sentiment analysis. This includes transcribed calls, chats, and written documents.
•Content Generator: Assists in writing, changing syntax, style, tone, and text formatting according to user instructions.
•Code Expert: Helps developers write, comment, interpret, and transcribe code in different programming languages.
•Agents: Enables personalized assistants that offer efficient solutions tailored to the specific needs of each use case. These agents can interact with other systems (such as databases, Helix, or LZ) and take actions on them.
We have evolved our operating model to streamline the configuration, experimentation, and production deployment processes for use cases, making the adoption of these capabilities easier for everyone in the Organization.
We are global leaders in adopting GitHub Copilot, a tool that has increased our code generation by 30%, allowing us to automate application changes up to an average of 18,000 per year, with a rate of 42 daily productive deployments. Additionally, we perform over 8,000 security scans per day to prevent vulnerability risks as part of our continuous hacking strategy.
We are committed to bringing AI to every corner of our organization, using it as a tool to optimize processes, generate innovative solutions, and enhance the productivity of all our teams.

VI.BUILDING CULTURE AND TALENT TO FOSTER COMPETITIVENESS
People are at the heart of everything we do at the Bancolombia Group. We are a team of over 32,000 employees across Colombia, El Salvador, Guatemala, and Panama, promoting sustainable development for the well-being of all.
Every employee is a valuable individual with unique dreams and needs. When they are part of a healthy work environment that fosters collaboration, trust, and cohesion, they can reach their fullest potential, be more creative, and more engaged.
When we create conditions that allow them to learn, grow, and achieve their dreams, we are also positively impacting their families, our customers, and society.
In 2024, we drove initiatives to enhance talent, strengthen our relationships, and build a more inclusive and equitable environment. We also advanced our ability to manage well-being from a comprehensive perspective, focusing on three pillars: development, connection, and enjoyment.
As a result of our strategies, we maintained our position as the best financial entity to work for in Colombia, a recognition awarded by Merco.
Development to Empower Talent
This pillar has become a transformative force for our employees, driving their personal and professional growth by aligning their individual purposes with organizational goals.
We have built an ecosystem that promotes self-development, guidance, and talent mobility, under the premise that the integral development of our team positively impacts the organization, our customers, and their families.
We launched Academia Bancolombia, a learning strategy that consolidates and shares knowledge generated within the Organization to guide the growth and evolution of each role. It includes five schools with over 6,000 employees participating: business, analysts, assistants, risks, and practice evolution. Additionally, it offers three key specialties: Data Science, Software Development and Ethical Hacker, with two active cohorts and 180 participants in total in Colombia.
For 2025, we are designing new specialties in areas such as Artificial Intelligence; Environmental, Social, and Governance (ESG), and credit risk, aimed at deepening the skills of graduates from our Bancolombia Schools, demonstrating our commitment to driving talent in line with market demands and environmental changes.
Similarly, we achieved learning milestones that strengthen our leadership and culture of growth. In Colombia:
•To support the development of our leaders, we awarded 1,700 Harvard licenses offering six high-impact programs.
•This year, we redesigned our strategy to continuously update the commercial team’s knowledge on products, channels, services, and processes. We implemented a pilot with three innovative solutions based on gamification and behavioral sciences: TipTop App, MasterTop, and TipTop Live, impacting over 500 employees in the SME commercial team.
•To develop English proficiency in our Key Talents and Development Path participants, we launched English4Us. This program allows 70 key talents to advance their English skills, with start and end evaluations to monitor their progress and encourage continued use of the language in their work activities.
•99.45% of our employees in Colombia completed their training plans, highlighting our commitment to a culture of learning and development.
•We supported 2,688 employees in creating personalized development plans, strengthening their organizational competencies. Within this group, 988 leaders actively worked on their plans, 64% of whom were women.
•To empower each employee in managing their own growth, we launched the virtual course “Connecting with My Best Self,” which was completed by 2,209 employees. This self-development approach, along with guidance for 182 teams to improve cohesion, communication, and teamwork, demonstrated the tangible impact of our commitment to well-being and collective performance.
•We introduced the ESPEJO methodology, designed to encourage self-management of well-being and performance among our teams. Through behavioral science, this program invites employees to reflect on their self-care habits, time management, and conversational skills, promoting a healthy balance between personal well-being and work performance.
•One of the flagship programs to foster talent growth is the Development Path, which involved 3,759 employees, 20% of whom were promoted and recognized with economic incentives, with a total disbursement of more than COP 11 billion. We also implemented group support and training programs to strengthen competencies and promote employee development.
•The 2022–2024 Talent Pool cohort concluded, a key program to identify, develop, and retain our high-performance and high-potential talents. The results exceeded our expectations, with a mobility rate of 27.51%, surpassing the initial target of 23%, and a retention rate of 99%.
•For the 2024–2026 period, we selected 352 employees for the new cohorts of High-Potential Talent (HPT) and Key Talents, achieving gender parity in both groups, a result that also supports our goal of increasing the presence of women in senior leadership roles, which ended at 40%.
In addition to the results in Colombia, we highlight the achievements in other countries:
Banco Agrícola (El Salvador):
oRetention: 100% in the Key Talent and High-Potential Talent pools.
oMobility: 45% in High-Potential Talent.
Offshore (Central America and the Caribbean):
oRetention: 98.6% in Key Talent.
oMobility: 14.1% in Key Talent.
BAM (Guatemala):
oRetention: 94.12% in High-Potential Talent and 92% in Key Talent.
oMobility: 53% in High-Potential Talent.
Banistmo (Panama):
oRetention: 100% in High-Potential Talent.
oGender Parity: 75% women in High-Potential Talent.
We have implemented various strategies to empower women in our organization, promoting their personal and professional development. Through mentoring and development programs, we help them identify and express “what they want to be” in both areas, strengthening their profile and capabilities.

Notable among these initiatives are mixed-gender leadership mentoring, workshops on care economies and new masculinities, and simulations for addressing potential human rights violations. These cross-cutting actions support gender equality and reinforce our zero-tolerance values against any form of discrimination, violence, or harassment (including workplace or sexual harassment).
As part of our excellence scholarship program, we selected six scholarship recipients for in-person programs at international universities and 19 employees for virtual scholarships in collaboration with Westfield Business School. These scholars are pursuing master’s degrees in key areas such as sustainability, artificial intelligence, and business analytics, strengthening our internal capabilities in critical topics for the future of the Organization.
We carried out a mapping and update of strategic knowledge that will drive the future of the Organization. By analyzing global and local trends, we identified 37 key skills and 7 strategic competencies as enablers, including data analytics and artificial intelligence, cybersecurity, digital management, user-centered experience design, and blockchain. This update ensures that we remain aligned with market demands and strengthens our capabilities to tackle future challenges.
We also launched the Talent Experience Artisans Community, made up of employees from various areas, with the goal of implementing more than 30 initiatives to improve the employee experience. This community promotes people-centered design, reinforcing our organizational culture and ensuring our actions have a positive impact both individually and collectively.
We have optimized our Employee Voice Model for the entire Group, designed to delve into employees’ perceptions on culture, well-being, experience, work methods, and other key topics. This model seeks to enrich the employee experience through active listening and advanced analytics. Additionally, over 4,500 leaders now have access to real-time data, enabling them to co-create improvement actions directly with their teams. This collaborative, data-driven approach led to a historic 88% participation rate in the annual survey, with outstanding results: 94% favorability in engagement, 97% of employees satisfied with their work experience, and an eNPS of 83%, reaffirming our connection with talent and the positive impact on their day-to-day lives.
By analyzing key indicators such as engagement, alignment between experience and expectations, intent to stay, and eNPS, along with 25 factors driving the employee experience (such as leadership, work-life balance, training, and recognition), we have achieved a more accurate and objective view of our strengths and opportunities.
Additionally, we achieved:
•98% of leaders trained at the Leadership Institute across the Group.
•21,748 people trained on diversity, equity, and inclusion in Colombia
•36 hours of training per employee across all countries.
•Investment of USD 6,783,281 across all countries in learning strategies.
•99.56% completion of the training plan across all countries.
Another significant advancement was the corporate mapping of successors for first and second-level positions in the countries where we operate. We identified a total of 80 successors, with 40% women and 60% men. This effort ensures leadership continuity in the region and strengthens our ability to develop talent at all levels.

Connection as the Driving Force Behind Our Purpose
Connection is essential for fostering meaningful relationships where differences are valued, and respect unites us in creating an inclusive and supportive environment. We have built a strong network of collaboration that strengthens our ties and drives us forward, promoting diversity, respect, and overall well-being in every interaction.
One example of this commitment is the Sistema Contigo program in Colombia, which provides psychological and legal support to our employees during critical times, offering a safe space where they can express their concerns and receive professional guidance on issues related to prevention, reporting, and remediation in cases of gender and sexual orientation-based discrimination and violence. Through this system, we have provided over 1,700 consultations, demonstrating our genuine concern for their mental health and reinforcing a support network that enhances resilience and collective well-being.
We updated our desired culture statements and leadership model for the entire Group, aiming to make them simpler and more contextual, connected to the evolution of our strategy and the challenges of the environment. Over 15,000 employees are committed to deploying and adopting these across all countries.
We also renewed our approach to measuring our organizational culture using a gap-closing indicator, which allows us to understand employee perceptions around seven behaviors that promote the desired culture. Eight out of ten employees believe the attributes encapsulated in Movimiento B and Líder B are integrated into our organizational dynamics. We have identified integrity, respect for the individual, customer focus, and sustainable growth as organizational strengths. Additionally, we have recognized three areas where we will continue working as a group: flexibility in the face of change, open conversations about quality, and prioritization and resignation by leaders. This update reaffirms our connection with employees, fostering a mindset of constant movement and adaptation.
We launched our employee value proposition to strengthen our relationship with current and potential employees in key talent communities such as Bancolombia Tech, Designers, and DataBank. During the launch, we held 15 talks with experts from leading companies and universities, promoting networking and collaboration opportunities. With over 16,000 attendees, we successfully connected with talent seeking meaningful work experiences and a balance between well-being and professional development, establishing a connection that extends beyond the workplace.
The Talento B program enabled 40 young professionals to take on challenges in strategic areas of the organization, strengthening Bancolombia’s relationship with the new generation of talent. This program not only offers a first job experience but also builds a network of support and growth for the talent.
In the fourth edition of the Open House Bancolombia, we connected over 16,000 young talents with our Organization through 16 talks, 4 masterclasses, and a technology challenge, achieving a recommendation index of 86 and increasing our employer brand perception to 9.58/10. The event offered employment counseling and access to our talent communities, consolidating an ecosystem of sustainable development and long-term connections.
Finally, we made progress in incorporating Diversity, Equity, and Inclusion (DEI) criteria into the employee experience through an initial measurement of our maturity level in this aspect. This exercise raised awareness among the teams responsible for managing talent to design and strengthen a value proposition that reflects our commitment to equity and inclusion. Additionally, we developed the Equity Book, a tool that allows us to analyze and document gender pay disparities, advancing towards a fairer and more inclusive organization.
Enjoyment for Living in Harmony
Enjoyment goes beyond a job well done: it is the essence of an environment that values the balance between work and personal life, celebrates every achievement, and considers financial and personal well-being as fundamental elements.
Our commitment to enjoyment materialized through milestones that reflect our dedication to the holistic well-being of employees and the creation of an environment where everyone can care for their time, celebrate their achievements, and live in harmony.
Flexible work schemes allow each individual to take care of their free time and prioritize their mental and physical health without sacrificing extraordinary performance and the achievement of goals. Currently, more than 11,900 employees are part of these schemes.
Creando Vínculos is an initiative that includes flexible work schemes and other supports designed to accompany fathers and mothers in the first years of parenting, making it easier for them to share quality time with their children during their first year of life. Since its launch, 165 employees (113 women and 52 men) have participated in the program, strengthening our commitment to the balance between personal and professional life.
We allocated more than USD 256 million to benefits designed to care for and support our employees and their families. This investment covered a wide range of initiatives such as loans, savings programs, insurance, psychological support, financial counseling, and many other activities aimed at their overall well-being.
As part of caring for employees’ well-being and mental health, we conducted a Psychosocial Risk assessment across the Group, for Bancolombia and National Subsidiaries (Investment Banking, Trust Services, Securities) with 97% coverage, and for International Subsidiaries, the following coverage: Bam 94.1%, Banco Agrícola 91%, Banistmo 96.4%, Bancolombia Panama 95.9%, and Bancolombia Puerto Rico 100%, generating intervention plans for prioritized populations based on the results.
Our Human Rights policy, in place since 2013, serves as the foundation for healthy coexistence within our Organization. In it, we publicly reaffirm our commitment to “respect, promote, and remedy human rights” in line with the Universal Declaration of Human Rights, ILO standards, and the laws of the countries where we operate. All our employees receive continuous training on this policy, ensuring its understanding and application.
Diversity, Equity, and Inclusion
We are committed to building a better world where diversity, equity, and inclusion are fundamental pillars. We believe in the well-being of all individuals and work tirelessly to create an environment where everyone feels valued and respected.
In 2024, we achieved several significant milestones that reflect our commitment to these essential values:
•We joined the Pact for Labor Inclusion of Compromiso Valle, a commitment that drove us to review and transform our talent management processes, creating inclusion opportunities for vulnerable populations in Valle del Cauca and the Pacific region of Colombia.

•We also joined the Pact for Gender Equity in Medellín, an agreement among various sectors aimed at reducing gender inequalities between men and women in the city. This effort not only sought to improve our internal practices but also to inspire other organizations to work together toward a more inclusive future.
•We published a comprehensive guide to support gender identity transition processes, consolidating information and tools to ensure that transgender and non-binary individuals working with us can experience these transitions as safely and smoothly as possible.
•We formed the DiverGente affinity group, a space for learning, ideation, multiplying, and feedback. This group, with over 270 participants, believes in social transformation, valuing individual differences, and working for equal opportunities for everyone.
•We joined the “I Am Remarkable” movement, an initiative empowering individuals to celebrate their achievements at work and in other areas. We conducted 60 workshops with 900 participants.
•We strengthened our DEI community with over 100 suppliers, an initiative to share best practices with our partners, fostering connections, knowledge, and learning within this community.
•Finally, we participated in Project H, an initiative by CESA that seeks to enable conversations among men, leaders, and decision-makers in the corporate world to raise awareness about men’s responsibility in gender equity.
Human Rights: “Promote, Respect, and Remedy”
In line with promoting, respecting, and remedying human rights, Bancolombia Group has had a public declaration since 2013, grounded in the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights. Additionally, this declaration is complemented by voluntary commitments we have adopted, such as the Equator Principles, the Principles for Responsible Investment, and the Carbon Disclosure Project. These commitments cover climate protection, fighting corruption, water resource management, and promoting peace, among others.
Our policy outlines our commitments to stakeholder groups to prevent any of our procedures, activities, or operations from negatively affecting human rights, whether of our people, the Organization, or third parties. Therefore, it is based on four pillars:
1.Human rights with our employees.
2.Human rights with people linked to suppliers, contractors, and partner companies.
3.Human rights of the community.
4.Human rights of customers and individuals who may be affected by a project to be financed.
Throughout 2024, we continued working collaboratively across various teams within the Group to strengthen our policy, optimizing processes and ensuring that the governance model and control environment contribute to the protection of human rights. Our efforts contribute to continuous improvement.
In line with our commitment, Bancolombia Group annually conducts human rights due diligence, involving all relevant areas to identify potential violations and ensure a robust analysis. We have also implemented a human rights risk assessment model for several years, aimed at verifying the effectiveness of controls for each of our stakeholder groups.

Our employees have various communication channels to foster relationships and promote an environment conducive to due diligence in human rights. These include the Ethics Committee, the Ethics Hotline, and the Labor Coexistence Committee. Integrity is our primary guide in decision-making and ethical conduct. We have mechanisms in place to protect human rights in our daily operations, guided by our mitigation and remediation protocol.
Regarding our suppliers, since 2009 we have established strategic collaboration schemes to promote responsible environmental, social, and ethical performance in our supply chain. We implemented a methodology to assess the sustainability performance of our suppliers, which includes the commitment to protect, respect, and remedy human rights, comply with environmental, legal, occupational health and safety standards, incorporate corporate social responsibility, and manage climate change impacts and corporate governance.
Our commitment to human rights goes beyond our economic role; we are agents of social and environmental development, concerned with building long-term capabilities and transformations with a positive impact on communities. We support the life cycle and improvement of people’s quality of life. We work to promote a balance between the environment and quality of life, and we have an Environmental Management System (EMS) and an Eco-Efficiency program, which allows us to manage the direct and indirect impacts of our activity on society. Our Code of Ethics explicitly includes respect for human rights as a guiding principle.
Transparency, ethics, corporate governance, internal control, and risk management practices enable us to guarantee a solid Corporate Governance model, building trust among all our stakeholders in the countries where we operate.
For our customers and/or individuals who may be affected by financed projects, Bancolombia Group has the Environmental and Social Risk Management System (ESMS). Under this policy, we analyze environmental and social impacts, reinforcing our commitment to responsible and sustainable financing within both new and active credit and leasing operations. This is achieved by assessing socio-environmental risks and impacts that may materialize, preventing their repercussions on credit.
Over the years, we have strengthened our responsible and sustainable business conduct by implementing new strategies and policies that positively impact our employees, customers, suppliers, and society as a whole. This action has been critical in preventing and mitigating adverse effects on human rights related to our operations. Some of our key policies include the Mitigation and Remediation Protocol; the Responsible Corporate Investment Policy; the Diversity, Equity, and Inclusion Policy, and the Policy to Promote Healthy Coexistence and Gender Equity.
At the center of our approach is the preservation of the intrinsic value of human dignity. We strongly reject all forms of discrimination, human trafficking, forced labor, or child labor. We actively commit to promoting wage equality, freedom of association, and collective bargaining in all our interactions with significant groups.
For further details on the actions taken in each pillar, we invite you to consult the 2024 Human Rights Report of Bancolombia Group through the following link:

www.grupobancolombia.com/wcm/connect/

www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X
Relationship with employees

TALENT MANAGEMENT
a.DISTRIBUTION OF EMPLOYEES BY COMPANY AND COUNTRY

Bancolombia, Domestic Subsidiaries and Foreign Subsidiaries
Country	No. Employees
Bancolombia (Colombia)	23,113
Banco Agrícola (El Salvador)	3,079
Banistmo (Panama)	2,326
OffShore	181
BAM (Guatemala)	3,691
Other Bancolombia Group Companies
Other Bancolombia Group Companies: *Number of employees: Renting, Nequi, Wenia, Wompi, Valores Simesa, among others.	1724
Other Types of Non-Direct Contracts
External - Service Contract	27,572
Interns/trainees	578

Subtotal Employees	32,390
Other companies	1724
Total Employees	34,114

*For the figures presented below, we consider the number of direct employees by Bancolombia with domestic subsidiaries and their foreign subsidiaries, i.e., 32,390 employees.

Index	2023	2024	Variation (%)	Numerical Variation
	Number	Number
Number of employees	32,945	32,390	-1.71%	-555

b.DEMOGRAPHICS GRI 405-1
We acknowledge demographic diversity and generational changes, seeking greater flexibility in all the organization's development processes and the inclusion of gender, knowledge and different capabilities.

Index		2023		2024
		Number	%	Number	%
Gender	Women	19,700	60%	19,264	59%
	Men	13,245	40%	13,126	41%
Age	Employees under 30 years old	9,743	30%	8,927	28%
	Employees aged 30 - 50 years old	20,669	63%	20,787	64%
	Employees over 50 years old	2,533	8%	2,676	8%

Seniority	Employees with less than 3 years of service	10,271	31%	9,468	29%
	Employees with 3-10 years of service	9,508	29%	9,568	30%
	Employees with more than 10 years of service	13,166	40%	13,354	41%
Diversity	Number and % of women in leadership roles	1,955	52%	2012	50%
	Number of women in junior roles	1,763	53%	1,796	52%
	Number and % of women in senior management	192	40%	216	40%
	Number and % of women in commercial roles	1,165	58%	951	58%
	Number and % of women in STEM (Science, Technology, Engineering, and Mathematics) roles	3,542	40%	3,937	39%
	Number of minority employees (people with disabilities, ethnic minorities, Afro-descendants, etc.)	248	0.8%	256	0.8%

Women in Leadership Positions (Colombia):
CLASSIFICATION	2023		2024
	Number of Employees	Participation	Number of Employees	Participation
Female	145	40.2%	151	40.3%
Male	216	59.8%	224	59.7%
Grand Total	361	100.0%	375	100.0%

*The data includes Banco and domestic subsidiaries, Banistmo, Bancolombia Panamá, Bancolombia Puerto Rico, Banco Agrícola, and BAM.
*The Senior Management category includes senior management through to the presidency.
*STEM employees have been identified through their academic background.

c.NEW EMPLOYEE RATE GRI 401.1

Index	2023		2024
	Cases	% / rate	Cases	% / rate

Total Revenues	4,686	14%	2,985	9%
Female Hires	2,571	55%	1,633	55%
Male Hires	2,115	45%	1,352	45%
Employee Hires under 30 years old	3,143	67%	2,132	71%
Employee Hires aged 30 - 50 years old	1,517	32%	831	28%
Employee Hires over 50 years old	26	1%	22	1%
Hires at Bancolombia	2,731	12%	1,064	5%
Hires at Banistmo	446	18%	383	16%
Hires OffShore	22	13.66%	40	22%
Hires at Banco Agrícola	517	18%	602	20%
Hires at BAM	970	26%	896	24%

*Data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (Off Shore) and BAM.

d.EMPLOYEE TURNOVER RATE (PARTICIPATION) GRI 401.1

Index	2023		2024
	Cases	% Turnover	Cases	% Turnover
Total resignations	2,910	8.83%	3,512	10.84%
Female Departures	1,678	58%	2,041	58%
Male Departures	1,232	42%	1,471	42%
Employee Departures under 30 years old	1,168	40%	1,392	40%
Employee Departures aged 30 - 50 years old	1,430	49%	1,695	48%
Employee Departures over 50 years old	312	11%	425	12%
Voluntary Departures	1,452	50%	1,333	38%
Departures without just cause (dismissals)	257	9%	449	13%
Departures by mutual agreement	626	22%	897	26%
Departures with just cause	122	4%	165	5%

Departures due to retirement/pension	55	2%	89	3%
Departures during probation period	44	2%	34	1%
Departures due to death	15	1%	23	1%
Departures due to contract termination	331	11%	512	15%
Departures - pension due to disability	0	0%	0	0%
Departures due to other reasons	8	0%	10	0%

Representative Turnover Indicator	2023		2024
	Cases	% Turnover	Cases	% Turnover
Rotation of Bancolombia Withdrawals	1,370	5.8%	1,649	7.1%
Turnover Banistmo Departures	306	12.6%	469	20.2%
Turnover OffShore Departures	13	8.1%	20	11.0%
Turnover Banco Agrícola Departures	463	15.7%	463	15.0%
Turnover BAM Departures	758	20.5%	911	24.7%

*Data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (Off Shore) and BAM.

EMPLOYEE TURNOVER DUE TO RETIREMENTS    GRI 401.1

Index	2023		2024
	Cases	% Turnover	Cases	% Turnover
Voluntary Departures	1,452	4.41%	1,333	4.12%
Departures without just cause (dismissals)	257	0.78%	449	1.39%
Departures by mutual agreement	626	1.90%	897	2.77%
Departures with just cause	122	0.37%	165	0.51%
Departures due to retirement/pension	55	0.17%	89	0.27%
Departures during probation period	44	0.13%	34	0.10%
Departures due to death	15	0.05%	23	0.07%
Departures due to contract termination	331	1.00%	512	1.58%
Departures - pension due to disability	0	0.00%	0	0.00%
Departures due to other reasons	8	0.02%	10	0.03%

*Data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (Off Shore) and BAM.

e.PROMOTIONS AT BANCOLOMBIA GROUP GRI 401.1

Index	2023		2024
	Cases	Promotions rate	Cases	Promotion Rate
Total Promotions	4,093	12%	3,930	12%
Female Promotions	2300	56%	2,025	52%
Male Promotions	1,793	44%	1,905	48%

*Data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (Off Shore) and BAM.

f.GRI 405-2 SALARY REMUNERATION BY GENDER AND AGE RANGES

In order to be aligned with UN Women's international standards, and based on internal decisions based on the confidentiality of figures in public reports, the salary equity data is adjusted at the Senior Management level, eliminating positions of President or direct reports to them with high strategic impact. The calculation is also adjusted by job valuation level with Korn Ferry methodology in line with the ILO principle that equal work deserves equal pay. For this same reason, and additionally due to distortions in the wage gap because of the exchange rate, a single average and median salary for women and men respectively that averages all banks and Offshore offices is not published.
*If there is no gender representation at a particular evaluation level, it is not possible to calculate the salary gap at that level.

Bancolombia – Colombia 2024
Hierarchical Level	Gender	2023			2024
		Population Percentage	Average Monthly Salary (COP)	% Below Men	Population Percentage	Average Monthly Salary (COP)	% Below Men
Senior Management	Female	40%	19,187,110	2.18%	40%	21,195,674	2.38%
	Male	60%	20,820,116		60%	23,552,368
Mid-Level Strategic	Female	55%	9,116,748	3.99%	53%	9,815,593	3.57%
	Male	45%	9,583,151		47%	10,118,809

Professional	Female	54%	5,011,414	0.29%	53%	5,511,662	0.49%
	Male	46%	5,140,476		47%	5,695,473
Operational	Female	69%	3,457,890	0.98%	69%	3,952,365	0.49%
	Male	31%	3,529,151		31%	3,995,963

Banistmo 2024
Hierarchical Level	Gender	2023			2024
		Population Percentage	Average Monthly Salary (USD)	% Below Men	Population Percentage	Average Monthly Salary (USD)	% Below Men
Senior Management	Female	50%	9,875	4.34%	45%	10,471	3.40%
	Male	50%	10,455		55%	10,450
Mid-Level Strategic	Female	62%	4,138	5.77%	58%	4,259	3.30%
	Male	38%	4,452		42%	4,437
Professional	Female	57%	1,870	9.07%	57%	1,896	8.14%
	Male	43%	2,101		43%	2,162
Operational	Female	77%	937	1.14%	77%	954	1.56%
	Male	23%	968		23%	991

Offshore 2024
Hierarchical Level	Gender	2023			2024
		Population Percentage	Average Monthly Salary (USD)	% Below Men	Population Percentage	Average Monthly Salary (USD)	% Below Men
Senior Management	Female	50%	12,544	-9.32%	20%	14,386	-3.36%*
	Male	50%	12,339		80%	13,918
Mid-Level Strategic	Female	59%	4,374	-3.70%	69%	4,835	-5.03%
	Male	41%	3,617		31%	4,658
Professional	Female	68%	2,146	2.36%	66%	2,209	0.82%
	Male	32%	2,174		34%	2,304
Operational	Female	70%	1,015	10.44%	67%	1,051	5.38%
	Male	30%	1,163		33%	1,112

Banco Agrícola 2024
Hierarchical Level	Gender	2023			2024
		Population Percentage	Average Monthly Salary (COP)	% Below Men	Population Percentage	Average Monthly Salary (COP)	% Below Men
Senior Management	Female	39%	6,563	7.73%	43%	6,862	3.03%
	Male	61%	7,583		57%	7,984
Mid-Level Strategic	Female	51%	2,680	3.03%	51%	2,752	1.85%
	Male	49%	2,909		49%	2,934
Professional	Female	50%	1,278	1.62%	50%	1,307	0.86%
	Male	50%	1,341		50%	1,363
Operational	Female	59%	580	0.29%	59%	594	0.40%
	Male	41%	578		41%	595

BAM 2024
Hierarchical Level	Gender	2023			2024
		Population Percentage	Average monthly salary	% Below Men	Population Percentage	Average monthly salary	% Below Men
Senior Management	Female	27%	11,695	-10.58%	30%	11,345	-6.85%
	Male	73%	10,032		70%	10,509
Mid-Level Strategic	Female	34%	3,974	0.68%	36%	4,020	0.85%
	Male	66%	3,444		64%	3,597
Professional	Female	46%	1,323	3.69%	46%	1,386	4.20%
	Male	54%	1,412		54%	1,527
Operational	Female	58%	519	-0.38%	60%	550	-1.13%
	Male	42%	523		40%	564

g.TALENT TRAINING GRI 404.1

Index	2024
Leaders trained in the Instituto de Liderazgo (Leadership Institute) program*	5,696 managers, 98% of the total managers.
New trained managers*	689 managers, 88% of new managers.
Total training hours	1,192,519

Average training hours per employee	36 hours/employee
Average virtual training hours per employee
28 hours/employee
Average face-to-face training hours per employee
8 hours/employee
Average hours of training per male employee
37 hours/employee
Average hours of training per female employee	36 hours/employee

Index	2024
Average hours of training per employee managers	59
Average hours of training per non-managers employee	33
Average investment in training per person*	USD 206
In-person and virtual trainees	70 employees

*Data includes domestic Bank and Subsidiaries, Banistmo, Off shore (Bancolombia Panamá/ Bancolombia Puerto Rico), Banco Agrícola and BAM.
**The classification of managers includes Senior Management and Middle Management, non-managers include Professionals, Operatives and Apprentices.

Compliance with Anti-Corruption and Anti-Fraud Training 2024
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,761	1	1,762	99.94%
BAM	2,864	7	2,871	99.76%

Banco Agrícola	2,501	0	2,501	100.00%
Bancolombia	19,106	64	19,170	99.67%
Puerto Rico	5	0	5	100.00%
Grand Total	26,365	72	26,437	99.73%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
BAM	628	1	629	99.84%
Banco Agrícola	446	1	447	99.78%
Bancolombia	2,651	5	2,656	99.81%
Puerto Rico	1	0	1	100.00%
Grand Total	4,143	7	4,150	99.83%

Compliance with Free Competition Training 2024
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia	19,128	42	19,170	99.78%
Grand Total	19,128	42	19,170	99.78%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia	2653	3	2,656	99.89%
Grand Total	2653	3	2,656	99.89%

Compliance with Cybersecurity Training 2024
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%

Banistmo	1,761	1	1,762	99.94%
Banco Agromercantil de Guatemala (BAM)	2,864	7	2,871	99.76%
Banco Agrícola	2,501	0	2,501	100.00%
Bancolombia	19,122	48	19,170	99.75%
Puerto Rico	5	0	5	100.00%
Grand Total	26,381	56	26,437	99.79%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	446	1	447	99.78%
Bancolombia	2653	3	2,656	99.89%
Puerto Rico	1	0	1	100.00%
Grand Total	4,145	5	4,150	99.88%

Compliance with Ethics Code Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,762	0	1,762	100.00%
Banco Agromercantil de Guatemala (BAM)	2,867	4	2,871	99.86%

Banco Agrícola	2,501	0	2,501	100.00%
Bancolombia	19,141	29	19,170	99.85%
Puerto Rico	5	0	5	100.00%
Grand Total	26,404	33	26,437	99.88%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	447	0	447	100.00%
Bancolombia	2653	3	2,656	99.89%
Puerto Rico	1	0	1	100.00%
Grand Total	4,146	4	4,150	99.90%

Compliance with Diversity, Equity, and Inclusion Training 2024
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,761	1	1,762	99.94%
Banco Agromercantil de Guatemala (BAM)	2,862	9	2,871	99.69%
Banco Agrícola	2,499	2	2,501	99.92%
Bancolombia	19,096	74	19,170	99.61%

Puerto Rico	5	0	5	100.00%
Grand Total	26,351	86	26,437	99.67%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	447	1	448	99.78%
Bancolombia	2652	4	2,656	99.85%
Puerto Rico	1	0	1	100.00%
Grand Total	4,145	6	4,151	99.86%

Compliance with Occupational Health and Safety Risk Management Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Banco Agromercantil de Guatemala (BAM)	2,864	7	2,871	99.76%
Bancolombia	19,085	85	19,170	99.56%
Grand Total	21,949	0	22,041	99.58%
Managers	Approved	In Progress	Grand Total	Compliance %
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%

Bancolombia	2,650	6	2,656	99.77%
Grand Total	3,278	7	3,285	99.79%

Compliance with Personal Data Protection Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,761	1	1,762	99.94%
Banco Agrícola	2,501	0	2,501	100.00%
Bancolombia	19,106	64	19,170	99.67%
Grand Total	23,496	65	23,561	99.72%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agrícola	446	1	447	99.78%
Bancolombia	2,651	5	2,656	99.81%
Grand Total	3,514	6	3,520	99.83%

Compliance with SAC and Conduct Risk Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia	19,088	82	19,170	99.57%

Grand Total	19,088	82	19,170	99.57%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia	2,649	7	2,656	99.74%
Grand Total	2,649	7	2,656	99.74%

Compliance with SARLAFT Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,761	1	1,762	99.94%
Banco Agromercantil de Guatemala (BAM)	2,864	7	2,871	99.76%
Banco Agrícola	2,499	2	2,501	99.92%
Bancolombia	19,093	77	19,170	99.60%
Puerto Rico	5	0	5	100.00%
Grand Total	26,350	87	26,437	99.67%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%

Banco Agrícola	446	1	447	99.78%
Bancolombia	2,650	6	2,656	99.77%
Puerto Rico	1	0	1	100.00%
Grand Total	4,142	8	4,150	99.81%

Compliance with SARO Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,761	1	1,762	99.94%
Banco Agromercantil de Guatemala (BAM)	2,864	7	2,871	99.76%
Banco Agrícola	2,499	2	2,501	99.92%
Bancolombia	19,092	78	19,170	99.59%
Puerto Rico	5	0	5	100.00%
Grand Total	26,349	88	26,437	99.67%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	446	1	447	99.78%

Bancolombia	2,650	6	2,656	99.77%
Puerto Rico	1	0	1	100.00%
Grand Total	4,142	8	4,150	99.81%

Compliance with Information Security Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,761	1	1,762	99.94%
Banco Agromercantil de Guatemala (BAM)	2,864	7	2,871	99.76%
Banco Agrícola	2,501	0	2,501	100.00%
Bancolombia	19,114	56	19,170	99.71%
Puerto Rico	5	0	5	100.00%
Grand Total	26,373	64	26,437	99.76%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	446	1	447	99.78%
Bancolombia	2652	4	2,656	99.85%
Puerto Rico	1	0	1	100.00%

Grand Total	4,144	6	4,150	99.86%

Compliance with Sustainability Training 2024
Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	128	0	128	100.00%
Banistmo	1,757	5	1,762	99.72%
Banco Agromercantil de Guatemala (BAM)	2,866	5	2,871	99.83%
Banco Agrícola	2,501	0	2,501	100.00%
Bancolombia	19,136	34	19,170	99.82%
Puerto Rico	5	0	5	100.00%
Grand Total	26,393	44	26,437	99.83%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	447	0	447	100.00%
Bancolombia	2653	3	2,656	99.89%
Puerto Rico	1	0	1	100.00%
Grand Total	4,146	4	4,150	99.90%

Compliance with SOX Training 2024

Employees	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	126	0	126	100.00%
Banistmo	1,761	1	1,762	99.94%
Banco Agromercantil de Guatemala (BAM)	2,864	7	2,871	99.76%
Banco Agrícola	2,500	1	2,501	99.96%
Bancolombia	19,099	71	19,170	99.63%
Puerto Rico	5	0	5	100.00%
Grand Total	26,355	80	26,435	99.70%
Managers	Approved	In Progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	446	1	447	99.78%
Bancolombia	2,650	6	2,656	99.77%
Puerto Rico	1	0	1	100.00%
Grand Total	4,142	8	4,150	99.81%

Compliance with Employee Knowledge Training 2024
Managers	Approved	In Progress	Grand Total	Compliance %

Bancolombia Panamá	28	0	28	100.00%
Banistmo	389	0	389	100.00%
Banco Agromercantil de Guatemala (BAM)	628	1	629	99.84%
Banco Agrícola	446	1	447	99.78%
Bancolombia	2653	3	2,656	99.89%
Puerto Rico	1	0	1	100.00%
Grand Total	4,145	5	4,150	99.88%

h.GRI 404-3 PERFORMANCE EVALUATION
The target group of employees to be evaluated was 32,931.*

Index	2023		2024
	Number	%	Number	%
Employees with performance appraisal**	31,845	100%	31,275	100%
Women with performance appraisal**	19,082	100%	18,627	100%
Men with performance appraisal**	12,763	100%	12,648	100%

Employees with performance appraisal by Labor Category	Women	Men	Total	% by Labor Category
Senior Management	213	321	534	1.71%
Mid-Level Strategic	1,777	1,640	3,417	10.93%
Professional	6,529	5,888	12,417	39.70%
Operational	10,108	4,799	14,907	47.66%
Percentage by Gender	60%	40%	31,275	100.00%

*This data includes the target group (32,931) and employees with exceptions due to extended absences or union leave (1,656).
**The data includes Banco and domestic subsidiaries, Banistmo, Bancolombia Panamá, Bancolombia Puerto Rico, Bancolombia Capital, Banco Agrícola, and BAM.

**Bancolombia and its national subsidiaries implemented the 360° competency evaluation, which provides a comprehensive view of performance, gathering feedback not only from our leaders but also from colleagues and team leaders. This results in the most transparent and objective evaluation, adding value to employee development. For Banistmo, Bancolombia Panama, Bancolombia Capital, Banco Agrícola, and BAM, a partial percentage of the population participated in a pilot program.
**Downward performance appraisal (appraisal from leader to employee).

i.GRI 401-2 WELFARE

Bancolombia and Domestic Subsidiaries (Figures in COP)
Investment in Quality of Life programs	COP 13,654,322,599
Number of Quality of Life activities developed	33,264
Number of wellness activities developed	1,436
Number of activities developed for the employee's health	6,875
Number of activities developed in human security	24,953
Number of employees and their families participating in Quality of Life programs	169,835

Banistmo (Figures in USD)
Investment in Quality of Life programs	USD 473,517
Number of Quality of Life activities developed	407
Number of wellness activities developed	238
Number of activities developed for the employee's health	112
Number of activities developed in human security	57
Number of employees and their families participating in Quality of Life programs	60,711

Offshore (Bancolombia Panamá and Puerto Rico – Figures in USD)
Investment in Quality of Life programs	USD 150,472
Number of Quality of Life activities developed	73
Number of wellness activities developed	39
Number of activities developed for the employee's health	24
Number of activities developed in human security	10
Number of employees and their families participating in Quality of Life programs	3,763

Banco Agrícola (El Salvador – Figures in USD)
Investment in Quality of Life programs	USD 609,104
Number of Quality of Life activities developed	85
Number of wellness activities developed	41
Number of activities developed for the employee's health	29
Number of activities developed in human security	15
Number of employees and their families participating in Quality of Life programs	10,870

BAM (Guatemala – Figures in USD)
Investment in Quality of Life programs	USD 616,208
Number of Quality of Life activities developed	59
Number of wellness activities developed	51
Number of activities developed for the employee's health	1
Number of activities developed in human security	7
Number of employees and their families participating in Quality of Life programs	20,117

j.LOANS FOR EMPLOYEES GRI 401-2

Bancolombia and Domestic Subsidiaries
	2024
Loans disbursed	Values (COP)	# Credits
Disbursed loan amounts	744,660,483,598	7,950
Education loans	3,538,485,042	215
Housing loans	584,441,163,878	2,493
Other	156,680,834,678	5,242

Banistmo
	2024

Loans disbursed	Values (USD)	# Credits
Disbursed loan amounts	20,051,726	631
Education loans	0	0
Housing loans	11,529,382	100
Other	8,522,344	531

Banco Agrícola
	2024
Loans disbursed	Values (USD)	# Credits
Disbursed loan amounts	13,867,627	1,596
Education loans	8,300	1
Housing loans	1,622,396	52
Other	12,236,931	1,543

Banco Agromercantil de Guatemala (BAM)
	2024
Loans disbursed	Values (USD)	# Credits
Disbursed loan amounts	14,436,141	976
Education loans	584,888	45
Housing loans	4,757,322	383
Other	9,093,930	548

BAM (Figures in USD)
	2024
Loans disbursed	Values (USD)	# Credits
Disbursed loan amounts	774,991	18
Education loans	-	-

Housing loans	592,630	5
Other	182,361	13

k.GRI 401-2 INSURANCE FOR EMPLOYEES

Bancolombia Colombia
	2024
	Organizational Investment (COP)	Employee Contributions (COP)	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	79,509,580,010	84,529,738,716	23,644	12,641
Health	64,363,216,928	63,404,346,490	16,228	11,982
Group life (employer)	7,041,184,803	0	23,644	0
Personal accidents (employer)	1,248,552,996	0	23,644	0
Other	6,856,625,283	21,125,392,226	7,970	659

Banistmo
	2024
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	3,575,550	501,950	2,284	1,487
Health	3,247,917	501,950	2,284	1,487
Group life (employer)	327,633	0	2,284	0
Other	0	0	0	0

Banco Agrícola (Figures in USD)
	2024
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	5,709,564	831,031	3,079	3,437

Health	5,418,132	831,031	3,079	3,437
Group life (employer)	291,432	0	3,079	0
Other	0	0	0	0

Offshore (Bancolombia Panamá and Puerto Rico)
	2024
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	335,513	19,662	181	149
Health	298,541	19,662	178	149
Group life (employer)	36,972	0	181	0
Other	0	0	0	0

Banco Agromercantil de Guatemala (BAM)
	2024
	Organizational Investment (USD)	Employee Contributions (USD)	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	1,793,816	933,690	3,691	2,117
Health	1,550,727	933,690	2,542	2,117
Group life (employer)	243,089	0	3,691	0
Other	0	0	0	0

l. ORGANIZATIONAL SAVINGS PROGRAMS GRI 401.2

Bancolombia (COP)
2024
Investment / Organizational Contribution	15,598,734,181.74
Employee Contribution	31,197,468,363.57
Total Savings	46,796,202,545.34
# of employees benefited	14,939

Banistmo (USD)
2024
Investment / Organizational Contribution	979,423.47
Employee Contribution	1,086,310.96
Total Savings	2,065,734.43
# of employees benefited	1530

Bancolombia Puerto Rico (USD)
2024
Investment / Organizational Contribution	11,450.00
Employee Contribution	22,900.00
Total Savings	34,350.00
# of employees benefited	5

m.BENEFITS FOR FULL-TIME EMPLOYEES THAT ARE NOT GIVEN TO PART-TIME OR TEMPORARY EMPLOYEES GRI 401-2

Parental Leave - Absenteeism Rate for Maternity/Paternity Leave
Bancolombia Group

Bancolombia Group	2023	2024
Absenteeism rate for maternity/paternity leave	0.89	0.91
Women	1.42	1.47
Men	0.11	0.09
Suppliers	0.18	0.20

*This indicator includes all maternity or paternity leaves voluntarily requested by employees, and this benefit can be used in different ways: 1) using the leave assigned by the social security system according to each country's regulations, or 2) requesting the additional paternity days defined in each country. In Guatemala, it is 3 days according to the law and 1 day of additional benefit; in Colombia, 2 legal weeks and 3 months of work at home according to their processes; in Panama, 3 days according to the law and 2 days of additional benefit; and in El Salvador, 3 days according to the law and 7 days of additional benefit. This information is obtained from the records reported to payroll by employees with the respective certificate of paternity or maternity leave issued by the social entity in each country and recorded in the systems that each country manages. See additional benefits for Bancolombia (Colombia) employees on page 12 (Paternal and Maternal Care).
Absenteeism rate for maternity/paternity leave = [Number of days absent due to maternity/paternity leave in the reporting period / Total scheduled workdays in the reporting period] x 100.
*The information related to suppliers does not constitute the total absenteeism rate for maternity/paternity leave for Bancolombia Group but is taken into account for management, monitoring, and oversight purposes.

n. MAIN OCCUPATIONAL HEALTH AND SAFETY INDICATORS (SST)
Occupational Health and Safety Management System (OHSMS)
GRI Indicator 403-1
We are committed to the well-being of all. Our occupational safety, health, and well-being management strategy is based on the legislative guidelines of Colombia, Panama, Guatemala, Puerto Rico, and El Salvador. We begin by identifying and managing the risks that affect the physical and mental health of our employees, contractors, shareholders, external personnel on assignment, or visitors, implementing various programs supported by our Occupational Health and Safety Policy. All of this is governed by the corporate structure of the Vice Presidency of Talent and Culture and complies with the provisions of Decree 1072 of 2015, Chapter 6 of the Colombian Ministry of Labor, within a continuous improvement model.

Objective	Compliance
Maintain a minimum 90% compliance level of the Occupational Health and Safety Management System (SG-SST) with Resolution 312 by December 2024.	100%
Increase the evaluation score of the Strategic Road Safety Plan (PESV) from 70% to 75%, according to Resolution 40595, by December 2024.*	100%
Achieve 90% coverage of the target population in response to the EFRPS by the end of Q1 (May 7, 2024), deliver results, and define intervention plans for the remainder of 2024.	100%

* In 2024, we not only reached our 75% goal for the Strategic Road Safety Plan (PESV) but exceeded it with an impressive 93.23%! Resolution 20223040040595 of 2022 guided us every step of the way, ensuring that our plan met requirements while integrating seamlessly with the Occupational Health and Safety Management System (OSHMS). Thanks to the annual evaluation conducted by ARL SURA, we celebrate this milestone, which reflects our commitment and dedication.
Audits and Certifications
Throughout 2024, we successfully underwent mandatory external verifications of the Occupational Health and Safety Management System (OSHMS), including its components and the Strategic Road Safety Plan (PESV), as per Decree 1072 of 2015, Resolution 0312

of 2019, and Resolution 40595 of 2022 of Colombia. These audits were conducted by CONSULTORÍA INTEGRAL SGI, resulting in two findings that allowed us to enhance our management system. Additionally, as part of our internal control system, we carried out an annual audit based on the well-recognized COSO model (Committee of Sponsoring Organizations of the Treadway Commission), conducted by our internal audit team. This audit enabled us to identify opportunities for improvement and ensure compliance with occupational health and safety regulations at Bancolombia and its business lines, obtaining a final rating: no significant areas for improvement. In 2024, we also assessed compliance with minimum standards under Resolution 0312 of 2029, achieving 99% compliance. Notably, we also received an external visit from an inspector from the Colombian Ministry of Labor in 2024, with no sanctions applied or findings reported. These results reaffirm our commitment to maintaining high standards of quality and safety, contributing to the well-being of our employees.
At our organization, occupational health and safety are fundamental priorities that drive us to develop action plans and establish priorities. We strive to ensure a safe and healthy work environment for all employees. Accordingly, we have set a series of objectives that will further strengthen our practices and continuously improve performance metrics related to occupational health and safety.

Occupational Health and Safety Policy
Our policy applies to all employees, contractors, shareholders, external personnel on assignment, and visitors. It extends to various workplaces located within Bancolombia, Banistmo, Bam, Banco Agrícola, Bancolombia Panamá, and Puerto Rico. This policy is developed with the participation of employees through joint committees, ensuring proper representation.
The Occupational Health and Safety Policy is shared with the presidents of all business lines for approval and signature. It is then communicated to all employees through its publication on the intranet and as part of the mandatory annual Occupational Health and Safety (OHS) induction course. Each employee must confirm that they have read and understood the policy.
The OHS policy is approved by the Board of Directors through the Talent and Culture policies.
To learn more about our policy and objectives, click here >>
www.grupobancolombia.com/wcm/connect/
www.grupobancolombia.com15880/44349919-2d9d-4b5a-b153-8740ac95e42b/Codigo-de-Buen-Gobierno-Bancolombia-27-agosto-2024.pdf?MOD=AJPERES&CVID=p9pGh3X

Hazard Identification, Risk Assessment, and Incident Investigation
GRI Indicator 403-2
Risk Identification and Assessment
Aligned with our corporate purpose of promoting sustainable development to ensure well-being for all, Bancolombia implements an occupational health, safety, and well-being management system for all employees and suppliers. This begins with the induction process and virtual training, where individuals learn about workplace hazards and the controls in place to monitor and mitigate their potential adverse effects on health.

We identify and assess hazards that could lead to accidents, illnesses, or emergencies, ensuring safe work environments for everyone. To carry out this process, we use a methodology based on NTC GTC 45 and BS 8800, which includes evaluating the controls established for different risks. Hazard identification and assessment also extend to our suppliers and contractors, classifying them into exposure groups as applicable.
Intervention measures for different hazards are established following a hierarchy of controls. These measures involve implementing process and workplace modifications and providing employees with personal protective equipment (PPE) appropriate to the risks they face. Emergency training plans are tailored to the hazards and risks that the organization is exposed to, including employees, suppliers, and contractors.
Risk assessments are conducted with the participation of employees from various roles, such as process analysts, deputy managers, COPASST (Joint Committee on Occupational Health and Safety) members, and certified occupational health and safety analysts. The risk matrix is technically adjusted and reviewed annually or whenever serious accidents, work-related illnesses, safety inspections, or other significant events occur. Action plan prioritization is determined by the risk rating level (intolerable, significant, or moderate). This allows for reevaluation when necessary.

Hazard and Risk Reporting
We provide various communication channels for employees to report any perceived hazard or risk, as well as health limitations or concerns related to their job duties:
•Employee Portal
•COPASST
•Mailboxes
•Human Relations and Leadership Teams
•Risk Assessment Reports
•Maintenance Notices
•Workplace Coexistence Committee
•Ethics Hotline

For suppliers and contractors, we also offer dedicated communication channels where they can report hazardous conditions, request inspections, seek support, and more:

•SIGESA Information System
•Mailboxes
•Strategic Supplier Relations

Workplace Accident Investigations

We take the safety and health of our employees seriously. That is why we investigate all work-related incidents and occupational illnesses that occur within the company. These investigations are carried out using various methodologies, such as root cause analysis and fishbone diagrams, depending on the nature of the identified risk. A multidisciplinary team, including members of the Joint Occupational Health and Safety Committees, participates in the investigation process to generate improvement actions for processes, environmental conditions, and work practices. The lessons learned from these investigations are shared with employees through bulletins and the intranet, aiming to prevent future occurrences and foster a healthy work environment for all. As part of the verification process of the OSHMS for our suppliers, we require reports on workplace accidents affecting their employees within Bancolombia operations. We monitor the implementation of corrective action plans and manage the necessary working conditions. Additionally, we participate in investigations of serious or high-potential incidents that may occur.

DJSI Absenteeism Rate

Bancolombia Group Indicator	2023	2024
Days of absenteeism due to illness	242,917	209,279
Women	130,546	116,618

Men	44,050	42,446
Suppliers	68,321	50,214

Absenteeism rate due to illness	2.09	1.97
Women	2.61	2.43
Men	1.31	1.29
Suppliers	1.09	1.10

* Absenteeism Rate Calculation: (Number of absence days due to general illness, occupational illness, and workplace accidents during the accounting period) / (Total scheduled workdays in the accounting period) × 100
* Maternity/paternity leave and other authorized absences are excluded from absenteeism metrics, as they are not medically related absences.
* The supplier-related absenteeism data does not represent the total absenteeism rate for Bancolombia Group but is included for monitoring and management purposes.
* This indicator covers 96% of Bancolombia Group employees for the evaluated period, considering all the countries where we operate (Bancolombia, Banistmo, BAM, Banco Agrícola, Bancolombia Panamá, and Puerto Rico).
* Each country where we operate follows specific legal absenteeism regulations, in addition to local working days and holidays.
* The supplier figures apply only to Bancolombia, as other countries do not require this data per their legal definitions.
Work-related Injury Incidents
GRI 403-9

Bancolombia Group Indicator	2023	2024
Number of workplace accident fatalities	0	1
Women	0	0
Men	0	0
Suppliers	0	1
Workplace accident fatality rate	0.00	0.00
Women	0.00	0.00

Men	0.00	0.00
Suppliers	0.00	0.01
Number of severe workplace injuries	18	7
Women	11	2
Men	4	3
Suppliers	3	1 2
Severe work-related injury rate	0.03	0.02
Women	0.06	0.01
Men	0.03	0.03
Suppliers	0.01	0.01
Total number of workplace injuries	530	388
Women	359	254
Men	119	72
Suppliers	52	62
Workplace injury rate	1.00	0.85
Women	2.03	1.49
Men	0.97	0.60
Suppliers	0.22	0.37

Main Types of Workplace Injuries	2023%	2024%
Blunt force trauma, contusions, or crushing injuries	0.78	0.33
Acute poisoning, intoxication, or allergic reaction	0.22	0.15

Total Hours Worked	No. 2023	No. 2024
Bancolombia Group	106,030,825	91,543,633

* Workplace injury rate calculation: (Total workplace accident cases in the period) / (Total workplace accident cases in the period) x 200,000.
* Hours worked calculation: (8 hours * working days)
* This indicator includes 96% of Bancolombia Group employees across all countries where we operate (Bancolombia, Banistmo, BAM, Banco Agrícola, Bancolombia Panamá, and Puerto Rico).
* Each country where we operate follows specific legal absenteeism regulations, in addition to local working days and holidays.
* The supplier figures apply only to Bancolombia, as other countries do not require this data per their legal definitions.

Bancolombia Group
c. Work-related hazards posing a risk of injury due to workplace accidents with significant consequences, indicating:
i. How these hazards are determined.	Hazards are identified through risk and hazard matrix analysis for each subsidiary.

ii. Which of these hazards have caused or contributed to high-consequence workplace injuries during the reporting period.
The main hazards for each subsidiary are listed below:
BAM:
•Falls from different levels
•Mechanical risks from impacts
Banco Agrícola
•No reported incidents
Bancolombia:
•Public safety risks
•Falls at the same level and from different levels
•Mechanical risks from impacts
Banistmo
•Mechanical risks from impacts
Bancolombia Panamá
•No reported incidents

iii. Measures taken or planned to eliminate such hazards and minimize risks through the control hierarchy.	Administrative controls: including demarcation, reinforcement of best practices, development of standards, and Lessons Learned.
d. Whether the rates have been calculated per 200,000 or per 1,000,000 hours worked.	200,000
e. Whether any workers have been excluded from this Content, including the type of worker and the reason for exclusion.	All subsidiaries are included except Bancolombia Puerto Rico, which does not measure risks and hazards.
f. Any contextual information necessary to understand how the data has been collected, as well as any standards, methodologies or assumptions used.	Through the collection of employee reports to the bank and the respective reports of each subsidiary where information on alleged workplace accidents is recorded and the respective management is carried out, with this information, different prevention and control actions of the risks are generated, as well as follow-up on the health of the affected individuals.

Occupational Disease Injuries GRI 403-10

Bancolombia Group Indicator	2023	2024
Number of fatalities due to occupational disease	0	0
Women	0	0
Men	0	0
Suppliers	0	0
Fatality rate due to occupational disease	0.00	0.00
Women	0.00	0.00
Men	0.00	0.00
Suppliers	0.00	0.00
Number of occupational disease injuries	24	15
Women	11	13
Men	13	1
Suppliers	0	1
Occupational disease injury rate	0.05	0.03
Women	0.06	0.08
Men	0.11	0.01
Suppliers	0.00	0.00

* Occupational disease injury rate: (Total cases of occupational disease in the period) / (Total hours worked by employees in the same period) x 200,000.
* Hours worked calculation: (8 hours * working days)
* This indicator includes 96% of Bancolombia Group employees across all countries where we operate (Bancolombia, Banistmo, BAM, Banco Agrícola, Bancolombia Panamá, and Puerto Rico).
* Each country where we operate follows specific legal absenteeism regulations, in addition to local working days and holidays.

* The supplier figures apply only to Bancolombia, as other countries do not require this data per their legal definitions.

Bancolombia Group
c. Work-related hazards posing a risk of illness and disease, including:
i. How these hazards have been determined;	Hazards are identified through risk and hazard matrix analysis for each subsidiary.
ii. Which of these hazards have caused or contributed to occupational illnesses and diseases during the reporting period;	•Dynamic load •Prolonged postures •Sustained postures
iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of control.	Administrative controls: including demarcation, reinforcement of best practices, development of standards, and Lessons Learned. The respective follow-up is conducted for each reported illness.
d. Whether any workers have been excluded from this report, including worker types and the reason for exclusion.	This criterion applies to Bancolombia and Banco Agrícola.
e. Any necessary contextual information to understand how the data has been collected, such as standards, methodologies, or assumptions used.	Through the collection of employee reports to the bank and the respective reports of each subsidiary where information on occupational diseases is recorded, and the respective management is carried out, with this information, different prevention and control actions of the risks are generated, as well as follow-up on the health of the affected individuals.

For more information on the figures presented in the previous report, please click on the following link where you will find policy guidelines, demographics, benefits, employee metrics, among other relevant topics:

www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/protocolos-y-adhesiones
GLOSSARY
ADR: American Depositary Shares, or the bank's securities listed on the New York Stock Exchange. One ADR represents four preferred shares.
Senior Management: President and the Vice Presidents who report directly to the President of Bancolombia.
ESG: Environmental, Social, and Corporate Governance.
BAM: Banco Agromercantil de Guatemala S.A.
Bancoagrícola: Banco Agrícola S.A.
Bancolombia Group: Refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or required by context.
Foreign Banks: Refers to Banco Agromercantil de Guatemala S.A. (BAM), a banking institution organized under the laws of the Republic of Guatemala; Banistmo S.A. (Banistmo), a banking institution organized under the laws of the Republic of Panama; and Banco Agrícola S.A. (Banco Agrícola), a banking institution organized under the laws of the Republic of El Salvador.
IDB: Inter-American Development Bank.
CDT: Certificate of Time Deposit.
COLCAP: Benchmark index of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: Directorate of National Taxes and Customs, Colombia's tax authority.
DJSI: Dow Jones Sustainability Index.
TD: Average interest rate paid by financial entities for 90-day deposits.
Foreign Subsidiaries: All foreign subsidiary entities of Bancolombia.
Finagro: Agricultural Sector Financing Fund.
IFC: International Finance Corporation.
Interoperability: In the financial system, the ability to conduct financial transactions smoothly and efficiently through the interconnection of different entities within the financial industry.
LAFT: Money Laundering and Terrorism Financing
Nequi: Financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, Nequi complements its offer with functionalities that go beyond savings and money management.

NYSE: New York Stock Exchange.
SAC: Consumer Service System that implements actions aimed at proper management and operation.
SARLAFT: Anti-Money Laundering and Anti-Terrorist Financing Risk Management System.
SASB: Sustainability Accounting Standards Board.
SMMLV: Current Legal Minimum Monthly Wage.
TCFD: Task Force on Climate-Related Financial Disclosures.
TRM: Representative Market Exchange Rate, the official exchange rate of the US dollar in the Colombian market, which fluctuates daily.
Tu360: A Bancolombia platform offering solutions for mobility, shopping, travel, and real estate.
USD: United States dollars.
UVR: Real Value Units, an indicator related to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: A unit used to determine various tax obligations, with a value equivalent in pesos.

Vivienda para Todos: A Bancolombia program to reduce interest rates on housing-related loans.
Wenia: Bancolombia Group’s crypto-assets company, based in Bermuda.
Wompi: A payment gateway that enables businesses to accept electronic transactions.

VII.INFORMATION REPORTED IN OTHER JURISDICTIONS
Competition
NOTE: In this section, as well as in all those derived from the 20-F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20-F.
Colombia
Description of the Colombian Financial System
In recent years, the Colombian banking system has been expanding due to mergers and acquisitions within the sector. In 2013, Bancolombia continued its internationalization process by acquiring HSBC’s banking and insurance operations in Panama for USD 2,234 million. Additionally, Bancolombia Panama acquired 40% of Agromercantil Group’s common shares for USD 217 million. That same year, the Group Aval acquired 100% of the Guatemalan financial group Reformador (the transaction was valued at USD 411 million) and acquired BBVA Panama for USD 490 million. Furthermore, some competitors entered the Colombian market: Itaú BBA entered with an investment bank, as did BNP Paribas; CrediCorp acquired Correval (a local brokerage firm); the Brazilian brokerage firm BTG Pactual acquired Bolsa y Renta; Banco Santander re-entered the Colombian market with a bank; and the Chilean company Larrain Vial began operations with a securities brokerage firm.
In 2014, new entities continued to enter the banking system, such as the mortgage financing company specialized in mortgage loans, which began operations in March 2014. Additionally, in June, CorpBanca completed the acquisition of Helm Bank, maintaining the CorpBanca brand. That same year, GNB Sudameris Bank acquired 99.9% of HSBC Colombia’s capital and began operating under the GNB Colombia brand, while an agreement was signed to operate in Paraguay, Peru, and Uruguay. In 2015, the Chilean group CorpBanca merged with Brazil’s Itaú, and Bancolombia sold 50% of its shares in Tuya S.A. to the Group Éxito in Colombia. That same year, Bancolombia also increased its stake in the Group Agromercantil to 60% and later acquired full ownership in 2020.
Some banks underwent transformations over time. One example is Serfinanza, which, until January 2019, was a commercial financial company, and in February of that year, it began operating as the 26th bank in the financial system. Additionally, in 2020, four financing companies underwent structural changes: in January, Credifinanciera acquired Banco Procredit, renaming it Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank, which ceased to operate as a bank; in August, Leasing Bancóldex merged with ArcoBancóldex; and in November, Pagos Internacional was acquired by Banco W. Furthermore, in 2021, Lulo Bank began operations as the first digital bank, and by the end of that year, BTG Pactual transitioned from operating as a brokerage firm to becoming the 28th bank in the financial system. In 2022, Banco Unión, formerly known as “Giros y Finanzas,” transitioned from being a commercial financial company to becoming the 29th bank in the financial system. Finally, in 2024, Banco Contactar transitioned from a microfinance company to becoming the country’s 30th bank.
As of December 31, 2024, according to the SFC, the main participants in the financial system include 30 commercial banks (19 private domestic banks, 10 foreign banks, and 1 state-owned domestic bank), 6 financial corporations, and 15 financing companies. Additionally, trust companies, cooperatives, insurance companies, insurance brokers and intermediaries, special state-owned institutions, indemnity payments, and pension funds also participate in the Colombian financial system.
Market Evolution and Credit Institutions in 2024
Since 2015, Colombian financial institutions have been reporting their consolidated financial results under IFRS. However, in the case of credit institutions (including banks, financial corporations, financing companies, and 38 financial cooperatives), the SFC has allowed the presentation of standalone financial statements under Colombian banking GAAP, following Decree 1851 of August 2013, which regulates Law 1314 of 2009 regarding the regulatory technical framework for institutions that report their financial statements. Accordingly, the following information includes figures under Colombian banking GAAP regulation, as reported by Colombian credit institutions to the SFC.
The growth of loan placements by Colombian credit institutions was 3.1% in 2024, compared to 1.9% in 2023. The commercial loan portfolio grew by 5.3% in 2024, compared to 2.3% the previous year; the consumer loan portfolio decreased by 2.7% in 2024, exceeding the 2.4% decline recorded in 2023; mortgage loans increased by 6.7% in 2024, lower than the 8.3% growth seen in 2023; and microcredits grew by 8.0% in 2024, compared to 11.3% in 2023.
The past-due loan ratio for credit institutions as a percentage of total credit portfolio increased from 5.0% in December 2023 to 5.02% in November 2024. Additionally, coverage, measured by the preventive estimation index for credit risk (past due at 30 days), ended 2024 at 121.78%, compared to 123.31% at the end of 2023.
As of November 2024, the credit portfolio represented 61.50% of assets, a lower proportion than the previous year’s 62.44%. Investments and derivative transactions as a percentage of total assets increased from 21.45% at the end of 2023 to 23.28% at the end of 2024. Deposits increased their share of liabilities from 72.90% in 2023 to 74.95% in 2024.
In the same month, credit institutions recorded COP 1.060 trillion in total assets, representing a 4.7% increase compared to the previous year. Based on the total assets of Colombian credit institutions, banks held a market share of 94.21%, followed by financial corporations with 3.03%, financing companies with 2.29%, and financial cooperatives with 0.47%.
The solvency ratio (Tier 1 + Tier 2) of credit institutions was 18.51% as of November 2024 (including banks, financial corporations, financing companies, and financial cooperatives),

which is above the legal minimum requirement of 9%, in accordance with Decree 1477 of 2018.
Bancolombia and Its Competitors
The following table compares key profitability, solvency, and credit portfolio quality indicators for Bancolombia and its main non-consolidated competitors, based on IFRS information applicable under Colombian regulations and published by the SFC.

					Portfolio Quality		Coverage
	ROAE (1)		ROAA (2)						Solvency Level
	Nov- 2024	Dec- 2023	Nov- 2024	Dec- 2023	Nov- 2024	Dec- 2023	Nov- 2024	Dec- 2023	Nov- 2024	Dec- 2023
Bancolombia	13.0%	16.1%	2.0%	2.3%	4.7%	4.6%	152.1%	150.8%	19.7%	18.1%
Banco de Bogotá	7.4%	6.8%	0.9%	0.9%	4.9%	4.4%	100.4%	124.7%	18.0%	18.6%
Davivienda	6.0%	0.8%	0.6%	0.1%	6.3%	6.9%	100.2%	97.1%	18.2%	16.7%
BBVA	-5.4%	3.2%	-0.3%	0.2%	4.7%	3.8%	125.1%	131.1%	12.8%	12.4%
Banco de Occidente	9.4%	8.3%	0.7%	0.6%	3.3%	4.0%	141.9%	127.8%	12.5%	11.7%
Itaú Corpbanca	2.3%	0.9%	0.2%	0.1%	4.8%	4.3%	111.9%	134.4%	16.3%	14.7%
Scotiabank Colpatria	-6.3%	-10.1%	-0.5%	-0.7%	5.2%	5.2%	114.6%	110.4%	11.8%	11.8%
Source: SFC
(1)ROAE is return on average equity.
(2)ROAA is return on average assets
The following tables illustrate the market share of Bancolombia and its main non-consolidated competitors across key financial products, based on figures published by the SFC for 2024 and 2023.

Market Share
Net Portfolio

Net Portfolio - Market Share (%)	Nov-2024	Dec-2023
Bancolombia	26.9%	26.8%
Davivienda	15.6%	15.6%
Banco de Bogotá	12.9%	12.4%
BBVA	11.1%	11.4%
Banco de Occidente	7.3%	7.0%

Scotiabank Colpatria	4.0%	4.7%
Itaú Corpbanca	2.7%	2.9%
Other	19.5%	19.2%
Source: Ratios calculated by Bancolombia based on SFC data.

Market Share
Current Account

Current Account - Market Share (%)	Nov-2024	Dec-2023
Bancolombia	27.1%	26.9%
Banco de Bogotá	17.9%	18.3%
Davivienda	11.0%	11.1%
BBVA	10.5%	10.5%
Banco de Occidente	8.1%	8.7%
Itaú Corpbanca	2.4%	2.7%
Scotiabank Colpatria	2.2%	2.6%
Other	20.8%	19.2%
Source: Ratios calculated by Bancolombia based on SFC data.

Market Share
Time deposits

Time Deposits - Share (%)	Nov-2024	Dec-2023
Bancolombia	22.4%	22.5%
Davivienda	18.0%	16.9%
BBVA	13.0%	13.4%
Banco de Bogotá	14.1%	12.5%
Banco de Occidente	4.5%	5.4%
Scotiabank Colpatria	4.7%	5.5%
Itaú Corpbanca	3.3%	3.4%
Other	20.0%	20.4%
Source: Ratios calculated by Bancolombia based on SFC data.
Market Share
Savings accounts

Savings Account - Share (%)	Nov-2024	Dec-2023
Bancolombia	29.7%	29.7%
Davivienda	12.7%	13.6%
BBVA	10.6%	11.2%
Banco de Bogotá	10.5%	10.0%
Banco de Occidente	9.5%	8.5%
Scotiabank Colpatria	3.6%	4.0%
Itaú Corpbanca	2.0%	2.1%
Other	21.4%	20.9%
Source: Ratios calculated by Bancolombia based on SFC data.
El Salvador
Banco Agrícola and Its Competitors
In 2024, Banco Agrícola continued to lead the Salvadoran financial system, ranking first in terms of total assets, loans, total deposits, equity, and earnings. The information presented in the following tables compares Banco Agrícola and its competitors individually and was prepared based on publicly available information from the Superintendency of the Financial System (SSF), following the accounting standards of El Salvador.
Since 2024, the accounting standard in El Salvador has changed to align with the International Financial Reporting Standards (IFRS). This change introduced new methods for calculating some items, making certain fields not directly comparable year over year. Additionally, due to the regulatory modification, the presentation of official information by the SSF underwent changes in its display. One of the most significant changes was the merger of checking and savings accounts into a single account, making it impossible to distinguish between them as of 2024.
The following table illustrates the market share of the main institutions in the Salvadoran financial system as of December 31, 2024:

	Assets	Equity	Loans	Deposits	Profits
Banco Agrícola	24.0%	24.1%	24.2%	25.4%	39.0%
Cuscatlán	16.8%	17.4%	17.9%	17.4%	17.6%
Davivienda	13.3%	13.7%	14.2%	13.6%	10.2%
BAC	14.6%	13.3%	15.6%	15.0%	10.5%
Hipotecario	9.0%	7.8%	6.2%	8.2%	6.7%
Promérica	5.8%	4.4%	5.7%	5.8%	2.2%

Other	16.5%	19.3%	16.2%	14.6%	13.8%
Source: SSF (Superintendency of the Financial System)
The following tables illustrate the market share of Banco Agrícola and its main competitors, based on figures published by the Superintendency of the Financial System (SSF) as of December 31, 2024, and 2023:

Total Loans
Market Share

	2024	2023
Banco Agrícola	24.2%	24.8%
Cuscatlán	17.9%	17.9%
Davivienda	14.2%	14.4%
BAC	15.6%	15.3%
Hipotecario	6.2%	6.5%
Promérica	5.7%	6.1%
Other (1)	16.2%	15.0%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.
Checking and Savings Accounts
Market Share

	2024	2023
Banco Agrícola	31.3%	30.4%
Cuscatlán	18.7%	18.4%
Davivienda	12.6%	12.9%
BAC	15.6%	15.3%
Hipotecario	6.0%	6.2%
Promérica	5.0%	5.5%
Other (1)	10.8%	11.3%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.
Time Deposits
Market Share

Time Deposits - Market Share (%)	2024	2023
Banco Agrícola	15.1%	14.2%

Cuscatlán	15.0%	14.9%
Davivienda	15.2%	14.9%
BAC	14.2%	13.4%
Hipotecario	12.0%	16.2%
Promérica	7.2%	7.1%
Other (1)	21.3%	19.3%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.
Panama
Banistmo and Its Competitors
Banistmo is the second-largest bank in the country, with an 8.6% market share in loans.
The following table illustrates the market share of the main institutions in the Panamanian financial system as of November 30, 2024:

MARKET SHARE
	Assets	Capital	Loans	Deposits	Profit
Banistmo	7.6%	7.0%	8.6%	9.9%	1.2%
Banco General	13.4%	12.9%	13.2%	19.4%	25.6%
Global Bank	6.4%	3.6%	7.1%	7.5%	0.9%
Banesco	4.0%	2.9%	4.4%	5.9%	2.4%
BAC	8.9%	24.4%	6.3%	8.8%	28.1%
Other	59.7%	49.2%	60.4%	48.5%	41.8%

Source: figures published by the SBP (Superintendency of Banks of Panama).
The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama as of November 30, 2024, and December 31, 2023:

Total Loans Market Share

Total Loans - Market Share (%)	2024	2023

Banistmo	8.6%	9.3%
Banco General	13.2%	13.4%
Global Bank	7.1%	7.5%
Banesco	4.4%	4.4%
BAC	6.3%	6.0%
Other	60.4%	59.4%
Source: figures published by the SBP (Superintendency of Banks of Panama).

Savings Deposits Market Share

Savings Deposits – Market Share (%)	2024	2023
Banistmo	10.4%	11.2%
Banco General	28.7%	30.9%
Global Bank	7.4%	7.2%
Banesco	7.3%	7.0%
BAC	5.0%	4.3%
Other	41.2%	39.4%
Source: figures published by the SBP (Superintendency of Banks of Panama).

Demand Deposits Market Share

Demand Deposits - Market Share (%)	2024	2023
Banistmo	9.2%	9.9%

Banco General	23.7%	24.0%
Global Bank	4.1%	4.3%
Banesco	9.9%	8.7%
BAC	10.8%	10.9%
Other	42.3%	42.2%
Source: figures published by the SBP (Superintendency of Banks of Panama).

Time Deposits Market Share

Time Deposits – Market Share (%)	2024	2023
Banistmo	9.9%	10.0%
Banco General	14.9%	14.2%
Global Bank	8.4%	8.3%
Banesco	4.3%	4.3%
BAC	9.7%	9.9%
Other	52.8%	53.3%
Source: figures published by the SBP (Superintendency of Banks of Panama).
Guatemala
BAM and Our Competitors
We were the fifth-largest bank in the Guatemalan banking system, measured by total assets and deposits, the sixth-largest by shareholders' equity, and the fourth in terms of loan portfolio.
As of December 31, 2024, the Superintendency of Banks of Guatemala ("SIB") oversees and supervises 18 banking institutions.
The information presented in the following tables has been prepared in accordance with Guatemalan banking regulations and reported to the SIB.
Below, we illustrate the market share of the main institutions in the banking system as of December 31, 2024:

MARKET SHARE
	Assets	Shareholders' Equity	Loan Portfolio	Deposits	Profits
Banco Industrial	28.1%	23.1%	29.2%	26.8%	28.9%
Banrural	21.3%	24.1%	16.3%	22.7%	32.3%
Banco G&T Continental	12.0%	11.0%	11.2%	12.1%	11.2%
BAC-Reformador	8.3%	7.7%	9.9%	8.5%	4.1%
Banco Agromercantil	8.2%	6.6%	10.0%	7.9%	1.2%
Bantrab	7.5%	11.6%	8.2%	7.7%	7.6%
Banco Promerica	5.7%	5.5%	7.0%	5.5%	6.6%
Other*	8.9%	10.4%	8.2%	8.8%	8.1%
*Other: It includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, and Nexa.
Source: Superintendency of Banks of Guatemala (SIB).
The following tables illustrate our individual market share and that of our main competitors, based on figures published by the Superintendency of Banks of Guatemala (SIB) under Guatemalan banking regulations as of December 31, 2024, and 2023:
Loan Portfolio
Market Share

Loan Portfolio - Market Share (%)	2024	2023
Banco Industrial	29.2%	29.1%
Banrural	16.3%	15.5%
Banco G&T Continental	11.2%	11.0%
Banco Agromercantil	10.0%	10.5%
BAC-Reformador	9.9%	10.5%
Bantrab	8.2%	8.5%

Banco Promerica	7.0%	6.8%
Other*	8.2%	8.1%
*Other: It includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, and Nexa.
Source: Superintendency of Banks of Guatemala (SIB).
Monetary Deposits
Market Share

Monetary Deposits - Market Share (%)	2024	2023

Banco Industrial	33.9%	33.7%
Banrural	24.0%	23.2%
Banco G&T Continental	12.1%	12.7%
BAC-Reformador	11.0%	11.6%
Banco Agromercantil	5.9%	6.2%
Banco Promerica	3.5%	3.1%
Bantrab	2.1%	2.1%
Other*	7.5%	7.5%
*Other: It includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, and Nexa.
Source: Superintendency of Banks of Guatemala (SIB).

Time Deposits
Market Share

Time Deposits – Market Share (%)	2024	2023
Banco Industrial	23.1%	23.6%
Banrural	16.5%	16.6%
Bantrab	13.7%	14.8%
Banco Promerica	9.4%	8.4%
Banco G&T Continental	8.8%	8.6%
Banco Agromercantil	8.7%	9.5%
BAC-Reformador	8.2%	8.4%
Other*	11.6%	10.1%
*Other: It includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, and Nexa.
Source: Superintendency of Banks of Guatemala (SIB).
Savings Deposits
Market Share

Savings Deposits - Market Share (%)	2024	2023
Banrural	30.2%	28.9%
Banco Industrial	23.2%	25.3%
Banco G&T Continental	16.8%	17.9%
Banco Agromercantil	9.3%	8.0%
Bantrab	6.1%	6.3%
BAC-Reformador	5.9%	5.7%
Banco Promerica	2.4%	2.0%
Other*	6.1%	5.9%
*Other: It includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, and Nexa.

Source: Superintendency of Banks of Guatemala (SIB).

Trends Information
NOTE: In this section, as well as in all those derived from the 20-F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20-F.
Credit conditions continue to improve in most of the countries where we operate, amid resilient economic activity supported by stronger domestic demand, lower inflation, and reduced borrowing costs.
Revenue on a consolidated basis increased due to an improved credit cycle, the resilience of the aggregate contribution from Central American operations, and efficient control of operating expenses. Net interest income and valuation of instruments grew by 16.66% in 2024. While the net interest margin contracted due to lower average interest rates, significant progress in our loan portfolio risk management and better financial conditions for our clients resulted in lower provision expenses, increasing net profit for shareholders.
The evolution of current monetary policy and strategies to maintain a strong competitive position will be key performance factors in the future. Below is a brief analysis of recent trends within the company and the economy in general.
Portfolio Performance
The gross loan and financial lease portfolio (i.e., before preventive provisions for credit risks and financial leases) reached 279,454 billion Colombian pesos, increasing by 10.04% year-on-year. The Colombian peso depreciated by 15.36% against the U.S. dollar, which partially affects the balance variation, considering that 34.01% of the total portfolio is denominated in foreign currency. Excluding the exchange rate effect, the balance would have increased by 5.06%.
After a 2023 cycle in which financial institutions tightened their standards and borrower demand stalled across all loan categories, 2024 saw a more dynamic credit growth in every geography where Bancolombia operates, except for Banistmo. Expressed in local currency, the commercial loan portfolio grew by 11.47%, mortgage loans by 15.15%, consumer loans by 2.26%, and microcredits by 18.06%.
Bancolombia S.A.'s portfolio expanded by 4.76% over the past year. Credit origination rebounded in the second half of the year and is expected to accelerate in the future, given new interest rate cuts and a better macroeconomic environment. Commercial loans benefited from specific programs implemented to boost demand. Mortgages saw the highest percentage increase due to a proactive implementation of interest rate reductions, which, combined with government-provided social housing subsidies, further encouraged borrowing. The consumer loan portfolio contracted annually as we continued to strengthen credit origination policies for unsecured loans to ease pressure on asset quality.
Banco Agrícola's portfolio grew by 5.51% in U.S. dollars over the past year. Consumer loans recorded the largest expansion, surpassing commercial loans as the largest category within the portfolio distribution. This performance reaffirms a sustained competitive strategy by leveraging our clients' transactional data while achieving the best risk-adjusted returns. In 2024, El Salvador’s economy had been primarily driven by private consumption, public investment, and exports, supported by increased external demand, higher remittances, and improved business sentiment.
Banco Agromercantil’s portfolio grew by 7.98%. Commercial loans resumed their growth trend after a contractionary dynamic in 2023, standing out as the strongest segment in terms of disbursements. Meanwhile, consumer loans expanded mainly during the second half of the year, with renewed strategies to gain market share in unsecured loans while focusing on better risk profiles, yielding positive results in the asset quality of the loans originated during the year. Guatemala’s economy has shown resilience, and inflationary pressures have significantly eased, decreasing in 2024 and remaining within the central bank’s target range. This stability is attributed to a legacy of prudent monetary and fiscal policies, which have fostered a solid economic environment.
Banistmo’s portfolio declined by 2.35% annually, measured in U.S. dollars. This decline occurred across all loan categories. By prioritizing a strong liquidity position, lower past-due loan rates, and profitable margins, Banistmo has favored more restrictive origination policies. Panama has faced significant challenges in 2024, and economic growth is projected to contract annually due to the cessation of major mining activities. The expected GDP growth recovery in 2025 should lead to credit expansion. Improved operating conditions and economic recovery should also mitigate further risks.
The foreign currency-denominated portfolio increased by 6.23% in 2024. The performance of Bancolombia Panamá’s international banking operations, Puerto Rico, the dollar-denominated portfolio in Colombia, and Banco Agromercantil and Banco Agrícola offset Banistmo’s portfolio contraction at a consolidated level. An improved economic environment, continued interest rate reductions, and stronger domestic demand across all geographies should enhance loan growth in 2025, both in local and foreign currencies for all banks on a consolidated basis.
Net Interest Margin and Valuation
The annualized consolidated net interest margin was 6.85% in 2024, decreasing from 6.99% reported in 2023.
The Central Bank of Colombia implemented a contractionary monetary policy from 2021 until the end of 2023, which led to an increase in our interest income. Conversely, in the past year, the benchmark interest rate was reduced by 350 basis points, reaching 9.50% as of December 31.
Our loan portfolio grew throughout the year; however, interest income slightly declined in 2024 because most of our loan portfolio is variable rate, and the repricing pace of our assets tends to be faster than that of our liabilities. Additionally, over the past two years, the weight of consumer loans in the total portfolio decreased from 22.10% to 19.99%. This lower share has partially contributed to the contraction in margins, as this segment has a higher yield and has slowed down due to a cautious stance that led to a lower volume of loan originations. Interest income from debt instruments rebounded following strong performance in financial asset valuations, partially offsetting the broader margin compression.

Interest expenses have decreased more significantly than interest income. First, our strategy regarding term deposits has allowed us to partially offset the decline in portfolio yields by focusing on shorter maturities to quickly adjust rates to market changes and by reducing interest paid more swiftly than central bank policies. Second, demand deposits have gained share within our structure, providing a very low-cost source of funding.
Looking ahead, we will continue managing the sensitivity and duration of our assets and liabilities to mitigate net interest margin contraction. Customer deposits account for 85.2% of the Bank’s liabilities, providing a stable and cost-competitive source of funding. Likewise, long-term debt and bank loans have proportionally declined within our liabilities, reducing financial cost pressures.
Credit Cost
In 2024, the cost of credit was 2.05% of the average portfolio, decreasing from 2.84% recorded in 2023. This decline is explained by the evolution of the credit cycle, with a lower formation of new impaired consumer loans, which had significantly increased past-due loans rates and, consequently, provisioning expenses the previous year.
A more favorable macroeconomic environment also allowed for the release of provisions based on our risk models, contributing to the income statement. Commercial loans showed slight annual deterioration, although improving on a quarterly basis toward the latter part of the year.
As we transition into a better cycle with improvements in income levels, repayment capacity for individuals and businesses, and better financial conditions, a stabilized risk cost is expected going forward. Bancolombia maintains a strong balance sheet backed by an adequate level of reserves for credit risks, reporting a past-due loan coverage ratio (30 days past due) of 112.39% as of December 2024.

Discussion of General Changes in Results for 2024 vs. 2023
NOTE: In this section, as well as in all those derived from the 20-F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20-F.
This discussion does not address the changes in results for 2023 compared to 2022; that discussion can be found in the Bank's Annual Report in the 20-F Form for the year ending December 31, 2023, submitted to the U.S. Securities and Exchange Commission (SEC).
Over the past year, Bancolombia has continued a positive trend, leveraging a series of competitive advantages that allowed it to increase its annual profits despite a complex economic environment. Due to sustained monetary easing in the various economies where the bank operates, interest rates have been falling across the region, relieving pressure on households and financial markets and laying the groundwork for better macroeconomic conditions in the future. As a result, credit demand has resumed growth, and asset quality indicators have gradually recovered.

Unlike the sharp appreciation in 2023, the Colombian peso depreciated throughout 2024, closing at COP 4,409.15 per USD, representing an annual depreciation of 15.36%.
Net income attributable to Bancolombia’s shareholders reached COP 6,268 billion (COP 6,576 per share for both common and preferred shares, and USD 5.97 per ADR) in 2024, reflecting a 2.47% increase compared to COP 6,117 billion in net income attributable to Bancolombia’s shareholders for the 2023 fiscal year.
Bancolombia’s return on average equity for 2024 was 15.77%, compared to 16.14% in 2023.
The net interest and valuation income margin decreased in 2024, settling at 6.85% for the year, compared to 6.99% in 2023.
Credit risk provisions totaled COP 5,452 billion for 2024, a 26.93% decrease from COP 7,462 billion in 2023.
This improvement is mainly attributed to a significant slowdown in the formation of new impaired loans, particularly in the consumer segment, which had been the main driver of deterioration the previous year. The better performance of the consumer portfolio, combined with a more positive macroeconomic outlook due to lower interest rates and reduced inflation, allowed for a reduction in provision expenses based on our expected loss models.
However, the past-due loans in the commercial and mortgage portfolios increased in 2024, reflecting a delayed effect of the weak economic cycle in 2023 and other credit issues unrelated to the sector. Overall, the 30-day past-due loan indicator improved year over year, while the 90-day past-due indicator increased slightly, driven primarily by the mortgage portfolio.
The customer loan portfolio grew by 10.04% during the year. This result is partially attributed to the depreciation of the Colombian peso against the U.S. dollar and the currency conversion revaluation of balances in foreign subsidiaries. Excluding the exchange rate effect, annual growth would have been 5.06%.
Despite a still sluggish economic growth throughout the year, the loan portfolio expanded steadily, counteracting the downward trend of 2023. Commercial loans showed the highest nominal growth, supported by our efforts to stimulate demand by offering special credit lines with reduced rates, leading to a recovery in loan demand. Mortgage lending accelerated following the implementation, in the second half of the year, of a program to extend lower interest rates on mortgages, supporting the recovery of Colombia’s real estate sector. This, along with government social housing subsidies, contributed to significant growth. On the other hand, our continued cautious stance in the consumer segment led to a low volume of loan originations. The total portfolio of loans denominated in COP grew by 4.54%, while the portfolio in USD grew by 22.55% (6.23% when calculated in U.S. dollars) during the year.

Balance sheet provisions represented 5.37% of the total portfolio and 112.39% of the 30-day past-due portfolio (excluding accrued interest) at the end of 2024, compared to 6.02% of the total portfolio and 120.04% of the 30-day past-due portfolio (excluding accrued interest) as of December 31, 2023. The bank expects these provisions to provide adequate coverage for expected credit losses.
Capital adequacy stood at 13.75% (with a Tier 1 ratio of 11.89%), compared to 13.40% (with a Tier 1 ratio of 11.42%) reported at the end of 2023. This increase is primarily explained by a continuous accumulation of earnings throughout the year, which grew at a faster rate than risk-weighted assets. This was partially driven by the depreciation of the Colombian peso against the U.S. dollar and the revaluation of foreign subsidiary balances, amid a period of moderate credit origination.
Customer deposits increased by 12.55% in 2024, while the net loan-to-deposit ratio was 94.3% at the end of the year, compared to 95.9% as of December 31, 2023, given that the loan portfolio grew at a slower pace than deposits.
Net Interest Margin and Income from Financial Instruments Valuation Before Loan Impairment Provisions, Off-Balance Commitments, and Other Financial Instruments
Interest income, which includes loan and financial leasing interest, interbank funds sold, and interest and financial instrument valuation, amounted to COP 35,544 billion in 2024, a 4.05% decrease from COP 37,046 billion in 2023. This decline was primarily due to lower loan portfolio yields as a result of lower interest rates. Notably, most of the loan portfolio is indexed to variable rates, causing assets to reprice quickly in response to interest rate changes.
The consumer portfolio, which offers the highest risk-adjusted returns, contracted for the second consecutive year (excluding the exchange rate effect), further impacting interest income generation during the period. This performance was mainly driven by operations in Colombia and Panama. Conversely, commercial and mortgage loans contributed to credit business revenues, reversing the modest origination performance of the previous year and offsetting a larger contraction in interest income.
As a result, the nominal average interest rate on loans and leasing operations was 12.3%, compared to 13.4% in 2023.
Meanwhile, interest expenses reached COP 15,024 billion, a 9.87% year-over-year decrease, consistent with efforts to optimize the funding structure, supported by effective diversification and flexibility to switch between different sources based on interest rate cycles and customer demand. The growth of low-cost funding sources, such as savings accounts, outpaced that of time deposits during the year. Consequently, the interest rate paid on interest-bearing liabilities declined to 5.2% in 2024, down from 5.9% in 2023.
Interest on debt instruments measured using the effective interest method totaled COP 966 billion in 2024, a 6.16% decrease from 2023, mainly due to lower interest rates. Meanwhile, total income from financial instruments valuation reached COP 1,756 billion, a significant 203.49% increase compared to 2023.

The positive overall performance of the investment division was achieved thanks to a broader liquidity position and a series of effective asset and liability management strategies, which maximized income through financial instrument valuation and derivative sales to clients.
As a result, net interest and valuation income for 2024 stood at COP 20,520 billion, a 0.70% increase from COP 20,378 billion in 2023. This represents a net interest and valuation margin of 6.85%, down 14 basis points compared to the 6.99% recorded in 2023. The decrease was due to the fact that the contraction in interest expenses did not fully offset the decline in loan portfolio yields. However, the performance of the net interest and financial instruments valuation margin in 2024 is considered positive given the magnitude of monetary policy rate cuts implemented during the year.
Commissions
Below are the balances categorized by nature and segment of revenue from ordinary activities derived from customer contracts. For more information on the composition of the Group’s segments, see Note 3 – Operating Segments:
As of December 31, 2024

	Colombia Banking	Panama Banking	El Salvador Banking	Guatemala Banking	Fiduciary	Investment Banking	Brokerage	International Banking	All other segments	Total
In millions of Colombian pesos
Revenue from customer contracts
Commissions and other services
Debit & credit cards and affiliated merchants	2,657,690	282,611	257,697	85,841	-	-	-	1,934	-	3,285,773
Insurance banking	958,311	67,197	47	-	6	-	3	-	-	1,025,564
Banking services	694,554	131,958	166,713	65,432	-	-	-	43,540	34,580	1,136,777
Payments and collections	1,024,053	15,735	-	-	-	-	-	-	-	1,039,788
Fiduciary activities	-	18,962	6,515	904	448,848	-	95,972	50	-	571,251
Acceptances, guarantees, and letters of credit	73,302	27,365	5,789	1,880	-	-	-	679	-	109,015
Investment Banking	-	1,670	2,097	-	-	69,266	8,854	-	-	81,887
Brokerage	-	16,473	-	-	-	-	20,648	-	-	37,121
Other	252,445	359	76,876	57,721	-	-	6,715	5,698	1,848	401,662
Total revenue from customer contracts	5,660,355	562,330	515,734	211,778	448,854	69,266	132,192	51,901	36,428	7,688,838
As of December 31, 2023

	Colombia Banking	Panama Banking	El Salvador Banking	Guatemala Banking	Fiduciary	Investment Banking	Brokerage	International Banking	All other segments	Total
In millions of Colombian pesos
Revenue from customer contracts
Commissions and other services

Debit & credit cards and affiliated merchants	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Insurance banking	924,280	72,705	77	-	104	29	126	-	-	997,321
Banking services	593,729	110,271	157,386	68,857	-	-	-	37,746	23,574	991,563
Payments and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Fiduciary activities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, guarantees, and letters of credit	72,335	25,159	5,211	3,173	-	-	-	1,803	-	107,681
Investment Banking	-	980	1,225	-	-	55,888	10,728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Other	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue from customer contracts	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878

Growth
	2024	VS.	2023
	COP		%
Revenue from customer contracts – Commissions and other services
Debit & credit cards and affiliated merchants	215,345		7.01%
Insurance banking	28,243		2.83%
Banking services	145,214		14.64%
Payments and collections	74,385		7.71%
Fiduciary activities	107,705		23.24%
Acceptances, guarantees, and letters of credit	1,334		1.24%
Investment Banking	13,066		18.99%
Brokerage	10,413		38.99%
Other	12,255		3.15%
Total revenue from customer contracts	607,960		8.59%

Commission Expenses

Year	Growth

	2024	2023	2024-2023
	In millions of Colombian pesos
Banking services	1,704,221	1,483,785	220,436	14.86%
Sales, collections, and other services	894,836	855,480	39,356	4.60%
Banking correspondents	623,193	507,586	115,607	22.78%
Payments and collections	46,792	41,820	4,972	11.89%
Other	242,732	208,609	34,123	16.36%
Total commission expenses	3,511,774	3,097,280	414,494	13.38%

Net Commission Income

	Year		Growth
	2024	2023	2023-2022
	In millions of Colombian pesos
Commission income	7,688,838	7,080,878	607,960	8.59%
Commission expenses	(3,511,774)	(3,097,280)	(414,494)	13.38%
Total net commission income	4,177,064	3,983,598	193,466	4.86%

The main source of commission income during the year came from credit and debit cards, which resulted from fee income for card acceptance by various card issuers. Revenue in this division grew by 7.01% year-over-year due to an increase in transaction volumes and interbank exchange fees generated by a higher amount of domestic and international purchases, both through point-of-sale terminals and electronic payments.
Banking services significantly contributed to the increase in commissions, registering a 14.64% growth during the period, mainly driven by operations in Colombia. This was associated, among other factors, with higher income from digital banking.
Commission income from payments and collections grew by 7.71% over the year, primarily due to a higher volume of automatic payment transactions at Bancolombia. Finally, Bancassurance experienced growth, albeit at a slower pace compared to the previous year, due to lower household consumption activity for most of the year, only partially offset by a rebound in the fourth quarter.
Commission expenses amounted to COP 3,512 billion in 2024, 13.38% higher than the COP 3,097 billion in 2023. This increase was mainly due to higher payments for data processing in banking services and higher royalties to credit and debit card franchises as a result of increased transaction volumes. Additionally, sales through third-party channels and collection services also contributed to the rise in commission expenses. Lastly, there was higher spending on banking correspondents due to the greater number of processed transactions and the opening of new service points.
Other Operating Income

In 2024, total other operating income was COP 3,042 billion, a 23.56% decrease compared to COP 3,980 billion in 2023. The aggregate balance of foreign exchange hedging income had a net positive effect considering foreign exchange transactions and currency derivative contracts, although lower than in 2023, when substantial volatility led to a higher number of foreign exchange transactions.
Operating lease income totaled COP 1,827 billion in 2024, representing a 3.17% increase compared to 2023. This variation was driven by higher rental income from real estate leases under the FIC (Fondo Inmobiliario Colombia) entity.
Dividends and Other Net Income from Equity Participation
Total dividends and other net equity participation income in 2024 amounted to COP 105 billion, a 50.25% decrease compared to COP 210 billion in 2023. This annual decline is primarily due to the impairment recorded in associates and joint ventures, based on market valuations conducted throughout the year as a result of the credit cycle downturn in Colombia.
Operating Expenses
The following table summarizes the main components of Bancolombia Group's operating expenses for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	Variation / 2024-2022	3
In millions of Colombian pesos
Operating Expenses
Employee salaries and benefits	5,628,062	5,350,234	277,828	5.19%
Other administrative and general expenses	5,445,212	5,033,944	411,268	8.17%
Taxes other than income tax	1,442,511	1,433,148	9,363	0.65%
Amortization, depreciation, and impairment	1,117,881	1,124,859	(6,978)	-0.62%
Total operating expenses	13,633,666	12,942,185	691,481	5.34%

The following table summarizes the main components of Bancolombia Group's operating expenses for the following years:

	2023	2022	Variation / 2023-2022
In millions of Colombian pesos
Operating Expenses
Employee salaries and benefits	5,350,234	4,417,656	932,578	21.11%

Other administrative and general expenses	5,033,944	4,559,900	474,044	10.40%
Taxes other than income tax	1,433,148	929,512	503,636	54.18%
Amortization, depreciation, and impairment	1,124,859	980,575	144,284	14.71%

Total operating expenses	12,942,185	10,887,643	2,054,542	18.87%

In 2024, total operating expenses amounted to COP 13,634 billion, a 5.34% increase compared to COP 12,942 billion in 2023.
Employee salaries and benefits (excluding bonuses) totaled COP 4,754 billion in 2024, a 7.81% increase from 2023. This result is mainly due to annual salary increases. On the other hand, bonuses decreased by 7.08% annually as a result of a performance-based model tied to generated profitability.
Other administrative and general expenses totaled COP 5,455 billion in 2024, an 8.17% increase compared to 2023. This was mainly due to (i) higher expenses in computer equipment maintenance and software license upkeep and (ii) increased payments related to fraud in virtual debit card and credit card transactions.
Depreciation and amortization totaled COP 1,118 billion in 2024, a 0.62% decrease compared to 2023. This decline was primarily due to lower amortization of intangible assets and lower depreciation of assets, mainly within the Renting division and operations in Colombia.
As a result of changes in expenses and income, Bancolombia's cost-to-income efficiency ratio for 2024 stood at 48.96%, an increase compared to 45.33% in 2023.
Provision Expenses and Loan Portfolio Quality
In 2024, net loan impairment provisions totaled COP 5,452 billion (or 2.05% of the average loan portfolio), representing a 26.93% decrease compared to COP 7,462 billion (or 2.84% of the average loan portfolio) in 2023.
Macroeconomic factors such as lower inflation and reduced interest rates, which stimulated economic acceleration, contributed to the improvement of the loan portfolio across the bank’s operating regions. The significant reduction in credit costs for 2024 compared to 2023 was largely due to improved quality in the consumer loan portfolio and updates to models reflecting better macroeconomic conditions.
Net charge-offs totaled COP 7,856 billion in 2024, a 16.90% increase compared to COP 6,720 billion in 2023. The rise in charge-offs was primarily driven by a larger number of older consumer loan cohorts reaching default, including deteriorated originations from 2023 that were written off the balance sheet in 2024 due to their low recovery probabilities. Net charge-offs have two key characteristics: first, they reduce the loan portfolio balance, and second, they help decrease the volume of past-due loans.
The 30-day past-due loan portfolio reached COP 14,524 billion as of December 31, 2024, a 6.01% increase compared to COP 13,700 billion as of December 31, 2023.
The past-due loan ratio (loans past due for more than 30 days divided by total loans) stood at 5.20% as of December 31, 2024, down from 5.39% as of December 31, 2023. This decrease was primarily due to lower overdue in the consumer loan portfolio, reflecting a more selective risk profile for new cohorts and an improved collection process initiated in 2023, which had positive effects in 2024.

Income Tax Expenses
Income tax expenses for 2024 amounted to COP 2,487 billion (excluding prior-period tax adjustments, which resulted in a total of COP 2,393 billion), higher than COP 1,933 billion in 2023. The effective tax rate for 2024 was 28.39%.
The increase in the effective tax rate was primarily due to a lower contribution to net income from Central American operations, which are subject to lower tax rates. The lower effective tax rate compared to the statutory rate was driven by tax benefits. In Colombia, exemptions apply to mortgage loan portfolios for social interest housing, investments in productive fixed assets, and non-taxable dividends. For other operations, tax benefits are associated with tax-exempt income from returns on securities issued by the governments of Guatemala, El Salvador, and Panama.
For further details, please refer to Note 13 of the Consolidated Financial Statements.
Results by Operating Segments
NOTE: In this section, as well as in all those derived from the 20-F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20-F.
Colombia Banking

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	27,543,286	29,230,060	20,727,335	(5.77)%	41.02%
Interest on loan portfolio and financial leasing operations	25,632,102	28,366,678	19,263,960	(9.64)%	47.25%
Debt securities	1,503,298	937,090	1,361,299	60.42%	(31.16)%
Derivatives, net	155,794	(167,887)	108,255	192.80%	(255.08)%
Liquidity operations, net	252.092	94,179	(6,179)	167.67%	1,624.18%
Interest expense	(11,588,039)	(13,464,980)	(6,333,834)	(13.94)%	112.59%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	15,955,247	15,765,080	14,393,501	1.21%	9.53%
Provisions and credit risk impairment, net	(4,220,207)	(6,480,377)	(2,971,599)	(34.88)%	118.08%

Net interest income and financial instruments valuation after provisions and impairment	11,735,040	9,284,703	11,421,902	26.39%	(18.71)%
Expenses from transactions with other operating segments of the Bank	(151,933)	(187,467)	(32,163)	(18.95)%	482.87%
Commission income	5,660,355	5,252,099	4,684,563	7.77%	12.12%
Commission expenses	(2,885,272)	(2,522,927)	(2,099,585)	14.36%	20.16%
Total commission income, net	2,775,083	2,729,172	2,584,978	1.68%	5.58%
Other operating income (expenses)(1)	800,252	1,575,845	(72,994)	(49.22)%	2,258.87%
Dividends and other net income from equity participation	(121,975)	17,613	(8,058)	(792.53)%	318.58%
Total net income	15,036,467	13,419,866	13,893,665	12.05%	(3.41)%
Operating expenses(2)	(8,651,424)	(8,022,042)	(6,600,686)	7.85%	21.53%
Amortization, depreciation, and impairment	(770,207)	(744,346)	(613,807)	3.47%	21.27%
Total operating expenses	(9,421,631)	(8,766,388)	(7,214,493)	7.47%	21.51%
Profit before income tax	5,614,836	4,653,478	6,679,172	20.66%	(30.33)%
Segment assets	266,593,755	254,367,378	247,113,605	4.81%	2.94%
Segment liabilities	222,402,215	216,200,157	207,293,246	2.87%	4.30%
(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, Colombia Banking’s profit before income tax increased by 20.66% to COP 5,615 billion, from COP 4,653 billion in 2023, due to the reasons outlined below.
Total interest income and financial instrument valuation decreased by 5.77% to COP 27,543 billion, primarily due to a 9.64% reduction in interest income from loan and financial leasing operations. The commercial and consumer loan segments experienced lower revenues as a result of the decline in the Central Bank of Colombia’s benchmark interest rate.
Total interest expenses decreased by 13.94% to COP 11,588 billion from COP 13,465 billion. Although savings accounts grew by 12.9% year-over-year and time deposits increased by 4.1%, interest expenses were impacted by the reduction in the Central Bank’s benchmark rate throughout 2024. Likewise, interest on bank obligations declined due to prepayments. These factors were offset by higher amortization expenses related to deferred incremental costs associated with debt management in 2024. The net interest margin and financial instruments valuation increased by 1.21% to COP 15,955 billion.

Provisions and credit risk impairments, net, decreased by 34.88% to COP 4,220 billion from COP 6,480 billion. This variation is mainly due to the reduction in credit deterioration in the consumer loan portfolio, as a result of improved performance in the personal loan segment and a better economic outlook in 2024.
Total net commission income increased by 1.68% to COP 2,775 billion, mainly driven by a 16.98% increase in banking service revenues, as well as 7.72% and 7.78% growth in credit and debit card transactions and digital payment-processing services, respectively. These increases were largely offset by higher expenses related to banking services and fees for professional and collection services, which grew by 14.36% compared to the previous year.
Other operating income (expenses), net, decreased to COP 800 billion, mainly due to foreign exchange fluctuations and lower revenues from foreign exchange derivatives, driven by increased market volatility in line with uncertainty regarding political risks and macroeconomic variables globally.
Dividends and other net income from equity participation decreased to a loss of COP 122 billion, from a profit of COP 18 billion in 2023, primarily due to the impairment of a jointly controlled investment.
Operating expenses increased by 7.47% to COP 9,422 billion from COP 8,766 billion, mainly due to higher administrative and general expenses, which reached COP 5,478 billion. This increase was driven by higher operational risk expenses, system-related costs, and expenses associated with card production and issuance. Salaries and employee benefits rose by 8.10% to COP 3,857 billion.
Segment assets attributable to Colombia Banking grew by 4.81% during the year, mainly due to an increase in the loan portfolio, particularly in the commercial and mortgage segments. Mortgage lending showed strong disbursement activity, supported by Bancolombia’s initiative to lead interest rate reductions through its "Housing for All" strategy.
Finally, segment liabilities attributable to Colombia Banking grew by 2.87% in 2024, driven by an increase in deposits, supported by growth in savings accounts and term deposits.
El Salvador Banking

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	1,851,126	1,773,140	1,527,860	4.40%	16.05%
Interest on loan portfolio and financial leasing operations	1,623,427	1,524,765	1,293,556	6.47%	17.87%
Debt securities	226,122	236,350	170,423	(4.33)%	38.68%

Derivatives, net	775	11,187	63,494	(93.07)%	(82.38)%
Liquidity operations, net	802	838	387	(4.30)%	116.54%
Interest expense	(437,244)	(464,851)	(297,839)	(5.94)%	56.07%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	1,413,882	1,308,289	1,230,021	8.07%	6.36%
Provisions and credit risk impairment, net	(236,086)	(154,938)	(102,710)	52.37%	50.85%
Net interest income and financial instruments valuation after provisions and impairment	1,177,796	1,153,351	1,127,311	2.12%	2.31%
Expenses from transactions with other operating segments of the Bank	(19,110)	(17,844)	(7,371)	7.09%	142.08%
Commission income	515,734	479,568	444,177	7.54%	7.97%
Commission expenses	(226,445)	(188,972)	(170,563)	19.83%	10.79%
Total commission income, net	289,289	290,596	273,614	(0.45)%	6.21%
Other operating income(1)	40,818	51,656	19,685	(20.98)%	162.41%
Dividends and other net income from equity participation	4,338	10,982	5,340	(60.50)%	105.66%
Total net income	1,493,131	1,488,741	1,418,579	0.29%	4.95%
Operating expenses(2)	(771,078)	(668,105)	(639,748)	15.41%	4.43%
Amortization, depreciation, and impairment	(93,982)	(131,921)	(106,601)	(28.76)%	23.75%
Total operating expenses	(865,060)	(800,026)	(746,349)	8.13%	7.19%
Profit before income tax	628,071	688,715	672,230	(8.81)%	2.45%
Segment assets	26,670,513	21,608,586	26,696,524	23.43%	19.06%
Segment liabilities	23,889,120	19,220,367	23,738,984	24.29%	(19.03)%
(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, El Salvador Banking’s pre-tax profit decreased by 8.81% to COP 628 billion, attributed to several factors.

The financial statements, expressed in Colombian pesos, were impacted by the COP depreciation against the USD, which reached 15.36% over the past year.
Total interest income and financial instrument valuation, expressed in COP, grew 4.40% to COP 1,851 billion, mainly due to higher interest income from the commercial loan portfolio. Additionally, interest expenses decreased by 5.94%, primarily due to loans with financial institutions.
The loan book in COP expanded by 21.72%, driven by the depreciation of the peso against the dollar, and 5.51% in USD, mainly boosted by the consumer loan portfolio, which grew by 10.15% in USD. Meanwhile, deposits increased by 13.82% in USD, primarily due to time deposits and checking accounts.
Provisions and credit risk impairment, net, rose by 52.37% to COP 236 billion from COP 155 billion in 2023, mainly due to consumer loans.
Total net fee income declined by 0.45% to COP 289 billion, primarily due to higher expenses related to banking services.
Total operating expenses increased by 8.13% to COP 865 billion, mainly due to higher employee bonuses and general expenses.
El Salvador Banking’s attributable assets grew by 23.43% during the year, driven by the depreciation of the Colombian peso, which impacted the loan portfolio expressed in U.S. dollars. Similarly, liabilities increased by 24.29%, mainly due to the impact on the deposit account balance.
Panama Banking

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	2,689,904	2,826,559	2,364,820	(4.83)%	19.53%
Interest on loan portfolio and financial leasing operations	2,283,111	2,415,234	2,154,151	(5.47)%	12.12%
Debt securities	316,205	301,167	161,974	4.99%	85.94%
Derivatives, net	3,322	817	(1,026)	306.61%	179.63%
Liquidity operations, net	87,266	109,341	49,721	(20.19)%	119.91%
Interest expense	(1,336,250)	(1,238,112)	(910,937)	7.93%	35.92%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	1,353,654	1,588,447	1,453,883	(14.78)%	9.26%

Provisions and credit risk impairment, net	(456,748)	(270,501)	(545,012)	68.85%	(50.37)%
Net interest income and financial instruments valuation after provisions and impairment	896,906	1,317,946	908,871	(31.95)%	45.01%
Expenses from transactions with other operating segments of the Bank	(40,110)	(34,105)	(25,022)	17.61%	36.30%

Commission income	562,330	532,930	446,583	5.52%	19.34%
Commission expenses	(286,392)	(258,897)	(210,004)	10.62%	23.28%
Total commission income, net	275,938	274,033	236,579	0.70%	15.83%
Other operating income(1)	65,876	36,939	51,494	78.34%	(28.27)%
Dividends and other net income from equity participation	11,474	13,498	9,655	(14.99)%	39.80%
Total net income	1,210,084	1,608,311	1,181,577	(24.76)%	36.12%
Operating expenses(2)	(853,980)	(909,843)	(797,091)	(6.14)%	14.15%
Amortization, depreciation, and impairment	(128,544)	(107,716)	(110,293)	19.34%	(2.34)%
Total operating expenses	(982,524)	(1,017,559)	(907,384)	(3.44)%	12.14%
Profit before income tax	227,560	590,752	274,193	(61.48)%	115.45%
Segment assets	45,964,767	40,740,495	52,445,934	12.82%	(22.32)%
Segment liabilities	41,132,907	36,315,750	47,081,613	13.26%	(22.87)%
(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, Panama Banking’s profit before taxes decreased by 61.48% to COP 227 billion from COP 591 billion in 2023 due to the following factors.
The financial statements, expressed in Colombian pesos, were impacted by the COP depreciation against the USD, which reached 15.36% over the past year.
Total interest income and overall valuations decreased by 4.83% to COP 2,690 billion, mainly due to a decline in interest income generated from consumer loans. The loan portfolio in USD decreased by 2.35% due to reductions in the commercial and consumer loan balances.
Provisions and net credit risk impairments increased by 68.85% to COP 457 billion, compared to COP 270 billion in 2023. This variation was mainly driven by higher provision charges and fewer reversals.
Total net commission income increased by 0.70% to COP 276 billion, driven by higher revenues from acquiring services and ATM fees, which offset the increase in banking service expenses.
Total operating expenses decreased by 3.44%, primarily due to a reduction in bonuses and administrative expenses.
Assets attributable to Panama Banking grew by 12.82% during the year, driven by exchange rate depreciation, which impacted loans denominated in USD. Similarly, liabilities increased by 13.26%, mainly due to the impact on the deposits account.

Guatemala Banking

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	1,939,602	1,795,543	1,537,801	8.02%	16.76%
Interest on loan portfolio and financial leasing operations	1,807,334	1,726,821	1,509,143	4.66%	14.42%
Debt securities	134,101	60,534	27,089	121.53%	123.46%
Liquidity operations, net	(1,833)	8,188	1,569	(122.39)%	421.86%
Interest expense	(804,815)	(731,886)	(528,459)	9.96%	38.49%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	1,134,787	1,063,657	1,009,342	6.69%	5.38%
Provisions and credit risk impairment, net	(394,589)	(499,368)	(168,834)	(20.98)%	195.77%
Net interest income and financial instruments valuation after provisions and impairment	740,198	564,289	840,508	31.17%	(32.86)%
Expenses from transactions with other operating segments of the Bank	(87,061)	(76,054)	(45,526)	14.47%	67.06%
Commission income	211,778	223,200	218,554	(5.12)%	2.13%
Commission expenses	(85,700)	(89,405)	(91,424)	(4.14)%	(2.21)%
Total commission income, net	126,078	133,795	127,130	(5.77)%	5.24%
Other operating income(1)	130,140	130,757	129,403	(0.47)%	1.05%
Dividends and other net income from equity participation	1,555	1,827	828	(14.89)%	120.65%
Total net income	910,910	754,614	1,052,343	20.71%	(28.29)%
Operating expenses(2)	(645,310)	(620,928)	(577,497)	3.93%	7.52%
Amortization, depreciation, and impairment	(61,471)	(55,243)	(54,999)	11.27%	0.44%
Total operating expenses	(706,781)	(676,171)	(632,496)	4.53%	6.91%
Profit before income tax	204,129	78,443	419,847	160.23%	(81.32)%
Segment assets	27,332,834	21,377,205	26,143,629	27.86%	(18.23)%
Segment liabilities	25,018,466	19,469,075	23,635,998	28.50%	(17.63)%

(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, Guatemala Banking’s profit before taxes increased to COP 204 billion from COP 78 billion in 2023 due to the following factors.
The financial statements, expressed in Colombian pesos, were impacted by the COP depreciation against the USD, which reached 15.36% over the past year.
Total interest income and overall valuations increased by 8.02% to COP 1,940 billion due to stronger income generation from the commercial and mortgage loan portfolios, as well as valuations of debt investments. The loan portfolio expressed in USD grew by 7.98%, mainly driven by an increase in commercial and consumer loans.
Provisions and net credit risk impairments decreased by 20.98% to COP 395 billion from COP 499 billion in 2023 due to lower provision charges in the consumer loan portfolio and higher recoveries of written-off loans.
Total net commission income decreased by 5.77% to COP 126 billion, primarily due to lower revenues from electronic services and ATM fees.
Total operating expenses increased by 4.53% to COP 707 billion, mainly due to higher expenses for bonuses, vacation, and administrative costs related to maintenance.
Assets attributable to Guatemala Banking in COP grew by 27.86% during the year, explained by the exchange rate depreciation, which impacted loans denominated in U.S. dollars. Similarly, liabilities increased by 28.50%, mainly due to the impact on the deposit account.
Fiduciary

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	61	47	72	29.79%	(34.72)%
Interest on loan portfolio and financial leasing operations	61	47	72	29.79%	(34.72)%
Interest expense	(192)	(179)	(150)	7.26%	19.33%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	(131)	(132)	(78)	(0.76)%	69.23%

Provisions and credit risk impairment, net	(554)	(2,893)	(796)	(80.85)%	263.44%
Net interest income and financial instruments valuation after provisions and impairment	(685)	(3,025)	(874)	(77.36)%	246.11%

Expenses from transactions with other operating segments of the Bank	(58,498)	(16,518)	(12,658)	254.15%	30.49%
Commission income	448,854	361,965	318,869	24.00%	13.52%
Commission expenses	(3,804)	(4,244)	(3,668)	(10.37)%	15.70%
Total commission income, net	445,050	357,721	315,201	24.41%	13.49%
Other operating income(1)	13,737	14,107	14,897	(2.62)%	(5.30)%
Dividends and other net income from equity participation	45,558	33,275	2,164	36.91%	1,437.66%
Total net income	445,162	385,560	318,730	15.46%	20.97%
Operating expenses(2)	(168,494)	(177,626)	(153,377)	(5.14)%	15.81%
Amortization, depreciation, and impairment	(3,000)	(2,218)	(1,630)	35.26%	36.07%
Total operating expenses	(171,494)	(179,844)	(155,007)	(4.64)%	16.02%
Profit before income tax	273,668	205,716	163,723	33.03%	25.65%
Segment assets	719,006	658,547	603,486	9.18%	9.12%
Segment liabilities	153,181	138,171	126,307	10.86%	9.39%
(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, the profit before taxes of the fiduciary segment increased by 33.03% to COP 274 billion from COP 206 billion in 2023, due to the following reasons:
Total net commission income rose by 24.41% to COP 445 billion, mainly driven by an increase in commission income from collective investment funds. Total net operating income grew by 15.46% compared to 2023, reaching COP 445 billion.
Total operating expenses decreased by 4.64% to COP 171 billion, supported by a 15.82% reduction in personnel expenses to COP 111 billion, reflected in bonuses and severance payments, despite the increase in administrative and general expenses.
Assets attributable to the Fiduciary segment increased by 9.18% during 2024 to COP 719 billion, due to the performance of investments in associates.
Liabilities increased by 10.86% to COP 153 billion, due to the rise in accounts payable and provisions.
Investment Banking

For the year ended December 31,

	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	6	6	4	-%	50.00%
Debt securities	6	6	4	-%	50.00%
Interest expense	-	(1)	(4)	(100.00)%	(75.00)%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	6	5	-	20.00%	100.00%
Provisions and credit risk impairment, net	768	(380)	(924)	302.11%	(58.87)%
Net interest income and financial instruments valuation after provisions and impairment	774	(375)	(924)	306.40%	(59.42)%
Income from transactions with other operating segments of the Bank	7,823	13,949	3,404	(43.92)%	309.78%
Commission income	69,266	55,917	86,232	23.87%	(35.16)%
Commission expenses	(115)	(238)	(269)	(51.68)%	(11.52)%
Total commission income, net	69,151	55,679	85,963	24.20%	(35.23)%
Other operating income (expenses)(1)	1,609	(1,011)	671	259.15%	(250.67)%
Dividends and other net income from equity participation	(97,585)	(98,512)	8,760	(0.94)%	(1,224.57)%
Total net income	(18,228)	(30,270)	97,874	(39.78)%	(130.93)%
Operating expenses(2)	(55,157)	(49,759)	(47,997)	10.85%	3.67%
Amortization, depreciation, and impairment	(89)	(208)	(232)	(57.21)%	(10.34)%
Total operating expenses	(55,246)	(49,967)	(48,229)	10.56%	3.60%
Profit before income tax	(73,474)	(80,237)	49,645	(8.43)%	(261.62)%
Segment assets	1,464,180	1,719,824	2,116,143	(14.86)%	(18.73)%
Segment liabilities	48,620	51,841	80,162	(6.21)%	(35.33)%
(1) It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, the pre-tax loss of the Investment Banking segment decreased by 8.43% to COP (73) billion from COP (80) billion in 2023, due to the following reasons:

Total net commission income increased by 24.20% to COP 69 billion, due to higher commissions from structured financing, financial advisory services, and securities structuring.
Dividends and other net income from equity investments reported a lower loss of COP (97) billion, compared to COP (99) billion in 2023, due to higher net profits in equity investments. Total net income reduced its loss by 39.78%, to COP (18) billion from COP (30) billion in 2023.
Total operating expenses increased by 10.56% to COP 55 billion. This was due to a 22.50% rise in salaries and employee benefits to COP 47 billion, offset by a 29.95% decrease in administrative expenses to COP 8 billion.
Assets attributable to Investment Banking decreased by 14.86% to COP 1,464 billion, explained by a reduction in investments in associates and joint ventures.
Liabilities attributable to the Investment Banking segment decreased by 6.21% in 2024 to COP 49 billion, due to a reduction in tax liabilities and an increase in employee benefits.
Brokerage

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	44,750	45,875	12,996	(2.45)%	252.99%
Interest on loan portfolio and financial leasing operations	5,327	5,076	511	4.94%	893.35%
Debt securities	37,480	36,538	20,024	2.58%	82.47%
Derivatives, net	(2,463)	(1,747)	658	40.98%	(365.50)%
Liquidity operations, net	4,406	6,008	(8,197)	(26.66)%	173.30%
Interest expense	(165)	(222)	(104)	(25.68)%	113.46%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	44,585	45,653	12,892	(2.34)%	254.12%
Provisions and credit risk impairment, net	-	106	3,133	(100.00)%	(96.62)%

Net interest income and financial instruments valuation after provisions and impairment	44,585	45,759	16,025	(2.57)%	185.55%
Income from transactions with other operating segments of the Bank	86,150	68,617	53,229	25.55%	28.91%
Commission income	132,192	103,985	111,366	27.13%	(6.63)%
Commission expenses	(8,600)	(8,645)	(6,160)	(0.52)%	40.34%
Total commission income, net	123,592	95,340	105,206	29.63%	(9.38)%
Other operating income(1)	7,566	4,737	13,575	59.72%	(65.10)%
Dividends and other net income from equity participation	3,622	6,416	(4,314)	(43.55)%	248.73%
Total net income	265,515	220,869	183,721	20.21%	20.22%
Operating expenses(2)	(188,573)	(186,212)	(153,317)	1.27%	21.46%
Amortization, depreciation, and impairment	(2,759)	(2,950)	(1,754)	(6.47)%	68.19%
Total operating expenses	(191,332)	(189,162)	(155,071)	1.15%	21.98%
Profit before income tax	74,183	31,707	28,650	133.96%	10.67%
Segment assets	398,066	351,694	326,047	13.19%	7.87%
Segment liabilities	122,213	121,423	106,115	0.65%	14.43%
(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, the profit before taxes for the securities brokerage segment increased by 133.96% to COP 74 billion, from COP 32 billion in 2023, due to the following reasons:
Total income from interest and valuation decreased by 2.45% to COP 45 billion, mainly due to a 26.66% reduction in liquidity operations.
Total net commission income increased by 29.63% to COP 124 billion, driven by a COP 96 billion increase in fund management commission income and a COP 21 billion rise in brokerage commissions. Total net income grew by 20.21% compared to 2023.
Total operating expenses increased by 1.15% to COP 191 billion, from COP 189 billion in 2023, primarily due to an increase in salaries and employee benefits, which reached COP 136 billion.
Assets attributable to the securities brokerage segment grew by 13.19% to COP 398 billion, mainly due to an increase in the equity investment portfolio. Liabilities attributable to the brokerage segment increased by 0.65% in 2024 to COP 122 billion, due to a rise in liabilities from money market operations.
International Banking

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	1,203,838	1,112,171	512,417	8.24%	117.04%
Interest on loan portfolio and financial leasing operations	987,378	940,091	446,028	5.03%	110.77%
Debt securities	116,662	85,091	48,722	37.10%	74.65%
Derivatives, net	(94)	(188)	-	(50.00)%	100.00%
Liquidity operations, net	99,892	87,177	17,667	14.59%	393.45%
Interest expense	(708,671)	(596,039)	(271,280)	18.90%	119.71%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	495,167	516,132	241,137	(4.06)%	114.04%
Provisions and credit risk impairment, net	(91,617)	4,164	25,029	(2,300.22)%	(83.36)%
Net interest income and financial instruments valuation after provisions and impairment	403,550	520,296	266,166	(22.44)%	95.48%
Income from transactions with other operating segments of the Bank	410,003	415,508	212,049	(1.32)%	95.95%
Commission income	51,901	47,228	42,021	9.89%	12.39%
Commission expenses	(10,116)	(11,042)	(8,025)	(8.39)%	37.60%
Total commission income, net	41,785	36,186	33,996	15.47%	6.44%
Other operating income(1)	12,435	16,794	9,954	(25.96)%	68.72%
Dividends and other net income from equity participation	25	37	35	(32.43)%	5.71%
Total net income	867,798	988,821	522,200	(12.24)%	89.36%
Operating expenses(2)	(98,570)	(89,219)	(79,814)	10.48%	11.78%
Amortization, depreciation, and impairment	(8,016)	(4,259)	(2,626)	88.21%	62.19%
Total operating expenses	(106,586)	(93,478)	(82,440)	14.02%	13.39%
Profit before income tax	761,212	895,343	439,760	(14.98)%	103.60%

Segment assets	35,272,842	30,199,897	35,131,458	16.80%	(14.04)%
Segment liabilities	24,248,959	20,734,521	23,216,118	16.95%	(10.69)%
(1) It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(1)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, the profit before taxes for the International Banking segment decreased by 14.98% to COP 761 billion, down from COP 895 billion in 2023, due to the following factors:
The financial statements, expressed in Colombian pesos, were impacted by the COP depreciation against the USD, which reached 15.36% over the past year.
Total interest and valuation income increased by 8.24% in COP terms to COP 1,204 billion from COP 1,112 billion in 2023, mainly due to higher income from interest on commercial loans and trade finance provided to corporate and business clients, as well as higher interest income from liquidity operations and investments in debt securities.
The total impairment loss provision, net, increased to COP 92 billion from COP (4) billion in 2023, mainly due to higher provisions for a corporate client related to the materialization of specific risk conditions.
Total net commissions increased by 15.47% to COP 42 billion, mainly due to a higher volume of transactions as a result of increased transaction flow among our foreign trade clients. Commission expenses decreased due to a reduction in service fees related to distribution and custody agreements.
Total operating expenses increased by 14.02% to COP 106 billion due to investments in digital transformation and automation of operational capabilities.
The assets attributable to the International Banking segment grew by 16.80% to COP 35,273 billion, primarily due to the expansion of the loan portfolio through a special credit line program and the depreciation of the exchange rate, which impacted loans denominated in U.S. dollars.
All other segments

	For the year ended December 31,
	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
	In millions of Colombian pesos
Total interest income and financial instrument valuation	271,648	262,758	113,642	3.38%	131.22%
Interest on loan portfolio and financial leasing operations	274,811	262,075	116,072	4.86%	125.79%
Debt securities	41	683	(2,447)	(94.00)%	127.91%

Derivatives, net	(3,204)	-	-	100.00%	-%
Liquidity operations, net	-	-	17	-%	(100.00)%

Interest expense	(148,535)	(172,025)	(99,863)	(13.65)%	72.26%
Net interest margin and financial instrument valuation before provision for loan portfolio impairment, off-balance sheet commitments, and other financial instruments	123,113	90,733	13,779	35.69%	558.49%
Provisions and credit risk impairment, net	(53,316)	(57,399)	(29,984)	(7.11)%	91.43%
Net interest income and financial instruments valuation after provisions and impairment	69,797	33,334	(16,205)	109.39%	305.70%
Expenses from transactions with other operating segments of the Bank	(147,264)	(166,086)	(145,942)	(11.33)%	13.80%
Commission income	36,428	23,986	18,161	51.87%	32.07%
Commission expenses	(5,330)	(12,910)	(468)	(58.71)%	2,658.55%
Total commission income, net	31,098	11,076	17,693	180.77%	(37.40)%
Other operating income(1)	1,969,552	2,149,826	1,886,750	(8.39)%	13.94%
Dividends and other net income from equity participation	257,561	225,049	221,444	14.45%	1.63%
Total net income	2,180,744	2,253,199	1,963,740	(3.22)%	14.74%
Operating expenses(2)	(1,083,199)	(1,093,592)	(857,541)	(0.95)%	27.53%
Amortization, depreciation, and impairment	(49,813)	(75,998)	(88,633)	(34.45)%	(14.26)%
Total operating expenses	(1,133,012)	(1,169,590)	(946,174)	(3.13)%	23.61%
Profit before income tax	1,047,732	1,083,609	1,017,566	(3.31)%	6.49%
Segment assets	10,901,576	10,224,734	9,222,529	6.62%	10.87%
Segment liabilities	4,639,406	4,874,547	4,320,836	(4.82)%	12.81%
(1)It includes derivatives, net exchange rate, operating leases, and gains on asset sales.
(2)It includes salaries and employee benefits, other administrative and general expenses, and taxes other than income tax.
Analysis of 2024 versus 2023
In 2024, pre-tax income for other segments decreased by 3.31% to COP 1,048 billion due to the following factors:
Total interest from loan portfolio and financial leasing transactions grew by 4.86%, driven by an increase in financial lease payments.
Other operating income declined by 8.39% to COP 1,969 billion from COP 2,150 billion in 2023, attributed to a reduction in operating lease payments and real estate asset valuations.

Dividends and net income from equity investments increased by 14.45% to COP 258 billion due to the improved performance of the real estate asset portfolio.
Operating expenses decreased by 3.13% to COP 1,133 billion, mainly due to lower amortization, depreciation, and impairment expenses related to assets under operating leases.
Segment assets increased by 6.62% to COP 10,902 billion.
Selected Statistical Information
NOTE: In this section, as well as in all those derived from the 20-F, the figures mentioned in the texts are expressed in billions. We have decided not to standardize them with the other figures in the report (which are expressed in trillions or millions) to ensure that the content of these items, especially the figures, remains consistent with their English version as recorded in the 20-F.
The following information should be read in conjunction with the Consolidated Financial Statements, as well as with Section 5, "Operational and Financial Analysis and Outlook." This information has been prepared based on the financial records of Bancolombia Group, which are prepared in accordance with IFRS issued by the IASB and the corresponding interpretations issued by the IFRIC. The selected consolidated statistical information refers to the Bank, including all subsidiaries over which Bancolombia has control.
Distribution of Assets, Liabilities, and Shareholders’ Equity; Interest Rates and Interest Spread
The average balances for each of the years ended December 31, 2024, and 2023 have been calculated as the arithmetic average of the last 13 monthly balances under IFRS. Additionally, the subtotals of the interest rates are based on the weighted average of local and foreign assets and liabilities.
Averages of the Consolidated Statement of Financial Position
The following table presents information for the years ended December 31, 2024, and 2023 on: (i) The average of all assets and liabilities of Bancolombia Group, (ii) The amount of interest earned and paid, and (iii) The resulting nominal interest rates on average assets and liabilities:

Average Statement of Financial Position and Interest Income from Average Assets as of December 31:(1)
	2024			2023
	In millions of Colombian pesos (except percentages)
	Average	Interest included in results	Average interest / assets	Average	Interest included in results	Average interest / assets
ASSET
Interest-earning assets
Interbank
Local activities	98,288	8,507	8.66%	91,258	10,028	11.00%

Foreign activities	3,197,413	199,984	6.25%	2,981,291	187,279	6.30%
Total	3,295,701	208,491	6.33%	3,072,549	197,307	6.40%
Repos

Local activities	4,343,154	284,814	6.56%	2,676,670	292,971	10.90%
Foreign activities	96,642	15,401	15.94%	73,920	11,777	15.90%
Total	4,439,796	300,215	6.76%	2,750,590	304,748	11.10%
Debt securities(2)
Local activities	15,172,478	1,144,392	7.54%	10,599,721	1,376,246	13.00%
Foreign activities	15,663,891	1,189,523	7.59%	16,826,459	281,213	1.70%
Total	30,836,369	2,333,915	7.57%	27,426,180	1,657,459	6.00%
Customer loan portfolio
Local activities	178,959,009	25,309,441	14.14%	172,515,187	27,947,473	16.20%
Foreign activities	87,001,331	7,304,110	8.40%	89,986,484	7,293,314	8.10%
Total	265,960,340	32,613,551	12.26%	262,501,671	35,240,787	13.40%
Total interest-earning assets
Local activities	198,572,929	26,747,154	13.47%	185,882,836	29,626,718	15.90%
Foreign activities	105,959,277	8,709,018	8.22%	109,868,154	7,773,583	7.10%
Total	304,532,206	35,456,172	11.64%	295,750,990	37,400,301	12.60%
Total non-interest-earning assets
Local activities	20,705,057	—	—	23,428,476	—	—
Foreign activities(3)	23,959,853	—	—	24,158,685	—	—
Total	44,664,910	—	—	47,587,161	—	—
Total assets
Local activities	219,277,986	26,747,154	12.20%	209,311,312	29,626,718	14.20%
Foreign activities(3)	129,919,130	8,709,018	6.70%	134,026,839	7,773,583	5.80%
Total assets	349,197,116	35,456,172	10.15%	343,338,151	37,400,301	10.90%
(1) The average assets of Bancolombia Group have been calculated based on the last 13 months of the balance sheet under IFRS.
(2) Tax-exempt income from debt securities has not been calculated on a tax-equivalent basis because the effect of such calculation is not significant.
(3) The percentage of average total assets attributable to foreign operations was 37.2% and 39.0%, respectively, for the years ended December 31, 2024 and 2023.

Statement of average financial position and interest expense paid on average liabilities, as of December 31,:(1)
2024	2023
In millions of Colombian pesos (except percentages)

	Average	Interest included in results	Average interest / liabilities(2)	Average	Interest included in results	Average interest / liabilities(2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
Checking accounts
Local activities	22,466,429	23,764	0.11%	22,001,228	22,131	0.10%
Foreign activities	17,357,904	81,415	0.47%	18,432,636	68,657	0.40%
Total	39,824,333	105,179	0.26%	40,433,864	90,788	0.20%
Savings accounts
Local activities	83,711,882	2,676,437	3.20%	79,151,508	3,463,957	4.40%
Foreign activities	27,779,679	463,925	1.67%	29,694,615	395,108	1.30%
Total	111,491,561	3,140,362	2.82%	108,846,123	3,859,065	3.50%
Time deposits
Local activities	60,786,003	6,880,218	11.32%	54,810,787	7,586,429	13.80%
Foreign activities	44,402,637	2,089,914	4.71%	42,637,064	1,787,234	4.20%
Total	105,188,640	8,970,132	8.53%	97,447,851	9,373,663	9.60%
Repos
Local activities	1,068,567	45,253	4.23%	968,917	160,766	16.60%
Foreign activities	226,752	17,641	7.78%	54,757	6,968	12.70%
Total	1,295,319	62,894	4.86%	1,023,674	167,734	16.40%
Financial obligations(2)
Local activities	5,662,586	669,512	11.82%	5,645,529	798,977	14.20%
Foreign activities	8,518,466	680,401	7.99%	11,769,294	860,019	7.30%
Total	14,181,052	1,349,913	9.52%	17,414,823	1,658,996	9.50%
Interbank(2)(3)
Local activities	—	2,958	—	71,595	11,260	15.70%
Foreign activities	639,639	19,348	3.02%	723,898	19,280	2.70%
Total	639,639	22,306	3.49%	795,493	30,540	3.80%
Debt securities issued
Local activities	3,211,356	591,122	18.41%	4,602,387	895,296	19.50%
Foreign activities	11,248,144	610,990	5.43%	12,856,710	531,319	4.10%
Total	14,459,500	1,202,112	8.31%	17,459,097	1,426,615	8.20%

Lease liabilities
Local activities	1,105,501	95,481	8.64%	987,982	71,808	7.30%
Foreign activities	703,013	40,065	5.70%	802,540	42,007	5.20%
Total	1,808,514	135,546	7.49%	1,790,522	113,815	6.40%
Total interest-bearing liabilities
Local activities	178,012,324	10,984,745	6.17%	168,239,933	13,010,624	7.70%
Foreign activities	110,876,234	4,003,699	3.61%	116,971,514	3,710,592	3.20%
Total	288,888,558	14,988,444	5.19%	285,211,447	16,721,216	5.90%
Total non-interest-bearing liabilities
Local activities	16,624,159	—	—	15,982,833	—	—
Foreign activities	2,947,687	—	—	3,298,036	—	—
Total	19,571,846	—	—	19,280,869	—	—
Shareholders' equity
Local activities	32,207,927	—	—	29,371,732	—	—
Foreign activities	8,528,785	—	—	9,474,103	—	—
Total	40,736,712	—	—	38,845,835	—	—
Total Shareholders' Liabilities and Equity(4)
Local activities	226,844,411	10,984,745	4.84%	213,594,498	13,010,624	6.10%
Foreign activities(4)	122,352,705	4,003,699	3.27%	129,743,653	3,710,592	2.90%
Total	349,197,116	14,988,444	4.29%	343,338,151	16,721,216	4.90%
(1) The average liabilities and shareholders' equity of Bancolombia Group have been calculated based on the last 13 months of the balance sheet under IFRS.
(2) It includes both short-term and long-term obligations.
(3) It includes obligations with banks located outside Colombia.
(4) The percentage of foreign activities relative to the total average attributable liabilities was 36.9% and 39.5%, respectively, for the fiscal years ended December 31, 2024, and 2023.
Changes in Net Interest Income and Expenses: Volume and Rate Analysis
The following table assigns, for both local and foreign activities, the changes in Bancolombia Group’s net interest margin to variations in average volume, changes in nominal rates, and the net variation caused by changes in both the average volume and nominal rate for the year ended December 31, 2024, compared to the year ended December 31, 2023.
The volume and rate variations have been calculated based on the movements in the average balances of the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to both volume and interest rate changes have been allocated to the change due to volume variations.

	December 31, 2024 - December 31, 2023
Increases (decreases) due to changes in:
	Volume	Rate	Net change
Interest-earning assets
Interbank
Local activities	867	(2,388)	(1,521)
Foreign activities	13,513	(808)	12,705
Total	14,380	(3,196)	11,184

	December 31, 2024 - December 31, 2023
Increases (decreases) due to changes in:
Repos
Local activities	(22,904)	14,747	(8,157)
Foreign activities	3,621	3	3,624
Total	(19,283)	14,750	(4,533)
Debt securities(1)
Local activities	(8,116,489)	7,884,635	(231,854)
Foreign activities	(18,060)	926,370	908,310
Total	(8,134,549)	8,811,005	676,456
Client loan portfolio, net
Local activities	1,099,138	(3,737,170)	(2,638,032)
Foreign activities	(134,170)	144,966	10,796
Total	964,968	(3,592,204)	(2,627,236)
Total interest-earning assets
Local activities	(7,039,388)	4,159,824	(2,879,564)
Foreign activities	(135,096)	1,070,531	935,435
Total	(7,174,484)	5,230,355	(1,944,129)
Interest-bearing liabilities
Checking accounts
Local activities	474	1,159	1,633
Foreign activities	(3,702)	16,460	12,758
Total	(3,228)	17,619	14,391
Savings accounts
Local activities	214,206	(1,001,726)	(787,520)
Foreign activities	(23,282)	92,099	68,817
Total	190,924	(909,627)	(718,703)
Time deposits
Local activities	1,051,429	(1,757,640)	(706,211)
Foreign activities	76,300	226,380	302,680

Total	1,127,729	(1,531,260)	(403,531)
Repos

	December 31, 2024 - December 31, 2023
Increases (decreases) due to changes in:
Local activities	18,507	(134,020)	(115,513)
Foreign activities	12,180	(1,507)	10,673
Total	30,687	(135,527)	(104,840)
Financial Obligations
Local activities	2,421	(131,886)	(129,465)
Foreign activities	(270,890)	91,272	(179,618)
Total	(268,469)	(40,614)	(309,083)
Interbank
Local activities	(3,523)	(4,779)	(8,302)
Foreign activities	(409)	477	68
Total	(3,932)	(4,302)	(8,234)
Debt securities issued
Local activities	(258,246)	(45,928)	(304,174)
Foreign activities	(52,660)	132,331	79,671
Total	(310,906)	86,403	(224,503)
Lease liabilities
Local activities	9,165	14,508	23,673
Foreign activities	(6,840)	4,898	(1,942)
Total	2,325	19,406	21,731
Total interest-bearing liabilities
Local activities	1,034,433	(3,060,312)	(2,025,879)
Foreign activities	(269,303)	562,410	293,107
Total	765,130	(2,497,902)	(1,732,772)
(1) The tax-exempt income from debt securities has not been calculated on a tax-equivalent basis because the effect of such calculation is not significant.
Interest-Earning Assets: Net Interest Margin and Interest Margin
The following table presents the levels of average interest-earning assets and net interest income of Bancolombia Group and illustrates the comparative net interest margin and interest margin obtained for the years ended December 31, 2024, and 2023, respectively:

Yields on Interest-Earning Assets

	As of December 31
	2024	2023
In millions of Colombian pesos (except percentages)
Interest-earning assets
Local activities	198,572,929	185,882,836
Foreign activities	105,959,277	109,868,154
Total	304,532,206	295,750,990
Net interest income(1)
Local activities	15,762,409	16,616,094
Foreign activities	4,705,319	4,062,991
Total	20,467,728	20,679,085
Average yield on interest-earning assets
Local activities	13.47%	15.94%
Foreign activities	8.22%	7.08%
Total	11.64%	12.65%
Net Interest Margin(2)
Local activities	7.94%	8.94%
Foreign activities	4.44%	3.70%
Total	6.72%	6.99%
Interest margin(3)
Local activities	7.30%	8.21%
Foreign activities	4.61%	3.90%
Total	6.45%	6.78%
(1) Net interest income is portfolio interest income minus interest received and includes interest received on investments.
(2) Net interest margin is net interest income divided by the total average interest-earning assets.
(3) Interest margin is the difference between the average rate of interest-earning assets and the average rate of interest-bearing liabilities.

VIII.REPORT ON SOCIAL AND ENVIRONMENTAL MATTERS, INCLUDING CLIMATE-RELATED ISSUES
This chapter complies with the requirements of Circular 031 of 2021 from the Financial Superintendency of Colombia applicable to Bancolombia, our process for identifying material matters, and the disclosure of our reports on environmental and social issues, including climate-related matters, through the standards of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Throughout 2024, we continued evolving our sustainability disclosure process to generate data with attributes of quality, traceability, and accuracy, strengthening management and compliance with regulatory requirements.
Additionally, in 2024, Bancolombia updated its materiality analysis, which involved gathering and analyzing previous information as well as engaging in dialogue with stakeholders to identify material issues, including climate change, relationships with partners and suppliers, good governance, ethics, and transparency.
Introduction
This report aims to detail the actions and strategies implemented by Bancolombia Group during 2024, in alignment with TCFD recommendations. In this document, we present how we are addressing climate challenges, managing associated risks, and leveraging opportunities to contribute to a sustainable future.
Regarding our Corporate Governance, 2024 was a key year due to the certification received by the Board of Directors members on the impact of ESG (Environmental, Social, and Governance) factors for decision-making in the financial sector.
Our strategy has remained focused on identifying and managing risks, as well as implementing best practices referenced from the international sphere.
We continue to strengthen the climate risk and ESG risk management system, including the design of ESG analysis tools and the assessment of physical and transition risks. The key stages of risk identification, measurement, control, and monitoring are highlighted, with a focus on climate resilience and the use of methodologies to measure and manage climate risks for clients, our facilities, and investment portfolios.
Finally, the metrics and objectives chapter describes how, during the reporting year, we exceeded disbursement targets for climate mitigation activities such as renewable energy, technological conversion, and sustainable mobility, thereby materializing our commitment to financing climate transition. Additionally, we disclose our performance in managing Scope 1, 2, and 3 emissions, including financed emissions metrics in credit and investment portfolios, as well as progress in intensity targets defined for credit portfolios.
1.Corporate Governance of Climate Change
Our corporate strategy, guided by principles and policies, enables us to integrate ESG criteria into our business model and operate sustainably. The general guidelines of the ESG strategy are established by the Board of Directors, which is responsible for defining Bancolombia Group’s long-term strategy and objectives. The Good Governance Committee approves the ESG strategy in alignment with the guidelines set by the Board of Directors. The Board of Directors, either directly or through the Good Governance Committee, oversees compliance with our sustainability strategy. Other governing bodies related to climate change corporate governance are described in the ESG and Climate Action Corporate Governance Structure.
During 2024, we addressed ESG matters at Bancolombia Group in two Board of Directors sessions and in 10 sessions of various support committees, as detailed in Table 1.
As part of our commitment to making consistent, technically informed decisions on ESG issues, in 2024, members of Bancolombia Group’s Board of Directors were certified by UPF Barcelona School of Management in the program "ESG Factors as Determinants of Decision-Making in the Banking Sector." This training program covered the following thematic areas:
•The application of ESG criteria in the financial system.
•The practical specificities of ESG criteria.
•The measurement and reporting of ESG criteria.
•ESG criteria as determinants of bank financing.

1.1 Governance Model for Environmental, Social, and Corporate Governance (ESG) Aspects8

For Bancolombia Group, a business culture based on transparency, integrity, and responsible decision-making enables us to achieve our purpose: promoting sustainable development to ensure the well-being of all. It also helps foster trust and generate value for the companies that are part of our group.
Corporate governance is an essential element for sustainability and for achieving short-, medium-, and long-term goals. Thus, by adopting the industry’s best standards, it promotes responsible decision-making, continuous strengthening of the control environment, comprehensive risk management, and ongoing, transparent communication with our stakeholders.
At Bancolombia Group, we recognize our role as a socio-environmental actor and our ability to bring together different stakeholders around sustainability to develop solutions and drive the necessary actions, creating a positive impact in the countries where we operate. This commitment is aligned with a governance model that ensures the adoption and implementation of our sustainability and climate action decisions, thereby materializing our purpose, in which the identification and management of climate risks play a fundamental role in building more sustainable cities and communities.

1.2 ESG and Climate Action Corporate Governance Structure

The following are the entities responsible for monitoring, evaluating, and making decisions on ESG matters, including climate action, as well as the management carried out during 2024:
8 Throughout 2024, we continued advancing our assurance and reliability process for the information to be reported, maintaining a framework aimed at establishing controls over the accuracy and completeness of disclosed information.

Figure 1. Decision-Making Entities – Bancolombia Group
Board of Directors
Responsible for defining Bancolombia Group’s priorities, establishing the general strategic guidelines, and approving framework policies on ESG matters. It also monitors the ESG strategy and the long-term objectives set.
Risk Committee
In addition to supporting the Board of Directors in defining Bancolombia Group’s risk appetite, it is responsible for reviewing the framework risk policies related to ESG matters, including climate action, before they are submitted for the Board’s consideration and approval. It also supports the Board in analyzing the impacts that strategic and business decisions may have on the risks faced by Bancolombia Group, including those related to ESG matters such as climate action.
Audit Committee
Ensures the reliability and timeliness of the information disclosed to the market, including disclosures related to ESG matters. It also oversees compliance with ESG commitments and the resolution of identified gaps.
Good Governance Committee
Responsible for approving the ESG strategy in accordance with the guidelines set by the Board of Directors. It also conducts periodic monitoring of ESG strategy compliance, considering climate action as a material element, and provides recommendations and guidelines on ESG-related disclosures.
Sustainability Committee
The Presidency Committee acts as the Sustainability Committee. This committee analyzes business opportunities, risks, and challenges related to sustainability, reviews the progress of our ESG agenda in alignment with the TCFD, and approves policies and methodologies that do not require Board approval.
Below are the ESG-related efforts, including climate issues, undertaken by various entities during 2024:

Table 1. ESG Management Actions in 2024

Entity	Actions in 2024	Sessions Held in 2024
Board of Directors	•Monitored progress on the ESG strategy. •Was informed about ESG advancements within Bancolombia Group. •Reviewed ESG trends, with a focus on biodiversity in the financial sector. •Received ESG Certification on “ESG Factors as Determinants in Banking Sector Decision-Making,” provided to Board members by UPF Barcelona School of Management.	2
Good Governance Committee	•Approved the ESG strategy, emphasizing the Social pillar. •Monitored compliance with ESG strategy and indicators, including climate strategy and targets. •Was informed about the validation and certification process of ESG information disclosed in 2023, as well as the disclosure framework and work plan for 2024. •Reviewed and provided recommendations on ESG disclosures. •Assessed progress in defining ESG roles and responsibilities across different Bank areas and the results of the double materiality assessment. •Reviewed the engagement policy proposal.	4
Risk Committee
•Monitored the corporate ESG risk strategy and exposure to sensitive industries.
•Was updated on climate change regulatory frameworks in Colombia and the United States.
•Reviewed progress in the methodology for assessing physical risks and biodiversity risks.
•Monitored the climate change strategy and reviewed the engagement policy.
•Examined the Three Lines Model for climate change, as well as updates and management of the corporate ESG policy, including the ESRA policy, the controversial business policy, and the policy on industries sensitive to climate change.
•Reviewed the ESG acceleration model, results from several Vice Presidencies, and the proposed timeline through 2026.
		2

Audit Committee	•Reviewed ESG disclosures being integrated into management reports. •Examined the standards used for ESG disclosures by Bancolombia Group: SASB, TCFD, and GRI. •Identified ESG-related gaps and reviewed action plans to address them. •Reviewed the business ambition for 2030 and the sustainable business framework.	2
Sustainability Committee	•Monitored the implementation and compliance of the ESG strategy. •Tracked progress on legal compliance regarding ESG information disclosure. •Reviewed and approved Bancolombia’s engagement policy and its disclosure. •Was informed about the implications of biodiversity for the financial sector.	2

As part of Bancolombia's ESG governance framework, in addition to senior management’s role in overseeing sustainability aspects, a strategy has been developed to integrate responsibilities across various internal areas. This strategy assigns ESG roles and responsibilities to ensure the comprehensive incorporation of sustainability-related risks, opportunities, and impacts into the organization’s daily operations. These include functions related to strategy definition, ambition, and policies, operationalization of objectives and goals, communications, capacity building, stakeholder management, initiative execution, among others.

1.3 Corporate Policies Related to Climate Change9
We have the following policies related to ESG matters, which incorporate climate action:
Corporate ESG Risk Policy
This policy consolidates governance frameworks, scope, guidelines, responsibilities, and control mechanisms in the following areas:
-Environmental and Social Risk Analysis: It provides guidelines on our commitment to responsible and sustainable financing within credit and leasing operations by assessing potential socio-environmental risks and impacts to prevent their repercussions on credit exposure. It ensures compliance with the Equator Principles, the IFC Performance Standards, as well as current national environmental regulations.
-Controversial Business Issues: It establishes guidelines regarding activities that will not be financed and the financing and investment conditions for sectors with high environmental and social impact. This applies to financing and investment operations across all business lines of Bancolombia Group.
Through this policy, we declare that we will not finance activities related to the Oil & Gas production cycle using non-conventional methods (Fracking/Shale Oil & Gas, liquefied natural gas, ultra-deepwater resources, tar sands, Arctic oil) for new or existing clients, nor for the expansion of existing projects, including infrastructure for exploration, extraction, and transportation.
-Critical Climate Change Industries: We provided risk management guidelines for originating new operations and monitoring existing operations with clients in sectors identified by Bancolombia Group as critical in contributing to climate change, such as cement, energy, steel, transportation, fossil fuels, and agriculture. In 2024, the policy was adjusted to implement actions aimed at decarbonizing the portfolio by 2030 in the thermal coal production and commercialization sectors, as well as coal-based power generation. These efforts will also be accompanied by criteria promoting a fair and orderly transition in their business models.
Climate Change Policy in Financing and Investment
Our policy identifies and establishes management guidelines for risks and opportunities related to climate change, enabling the development of necessary actions to align the business strategy with the goals set by the United Nations Framework Convention on Climate Change (UNFCCC), particularly the Paris Agreement. This policy applies to our entire operation in the countries where we have a presence, focusing both on economic sectors most vulnerable to climate change and those with the highest impact in terms of greenhouse gas (GHG) emissions.

9 The policies mentioned in this section are available on our website at:

www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/protocolos-y-adhesiones

Sustainable Procurement Policy
Our policy is key to implementing and developing sustainability within Bancolombia Group’s supply chain. Specifically, the sustainable procurement policy establishes the following objectives:
-Mitigating Climate Change Through Responsible Consumption, by selecting products and services that generate a lower carbon footprint.
-Promoting Climate Change Strategies and Circular Economy Practices within our supply chain.
Responsible Investment Policy
Our policy includes the integration of ESG criteria in investment decision-making. As part of the environmental analysis of issuers and their respective engagement, sectoral analyses are incorporated, aligning with the guidelines of the sensitive industries policy. Additionally, the proxy voting policy includes voting criteria focused on environmental management and climate change.
1.4 Impact of Climate Change Management on the Variable Compensation Model
Climate-related risk management is incorporated into the variable compensation model for the CEO of Bancolombia Group and Corporate Vice Presidents.
This framework defines short- and long-term variable compensation incentives, which include climate change targets and indicators:
Long term
In the long term, performance in sustainability is measured through the Dow Jones Sustainability Index, which evaluates the decarbonization strategy based on metrics such as:
•Definition of Net-Zero targets for financed emissions.
•Emission intensity of financing and investment portfolios.
•Corporate policies for the coal sector.
•Corporate policies for non-conventional hydrocarbons.
Short Term
The short-term framework establishes strategic financing and performance indicators:
•Disbursements for Activities That Contribute to Our Corporate Purpose’s Decarbonization Goals: Renewable energy, technological conversion, low-emission mobility, sustainable construction, sustainable livestock, among others.
2.Climate Change Strategy
We base our sustainability strategy on the best national and international standards. To achieve this, we maintain an international agenda of voluntary protocols and commitments, allowing us to align with global best practices, establish commitments, and disclose results to our stakeholders and the international community10. Figure 2 presents the mapping of protocols and voluntary commitments subscribed to by Bancolombia Group.
Figure 2. Mapping of Protocols and Voluntary Commitments Subscribed by Bancolombia Group
As part of our strategy, we aim to contribute to the development of the regions where we operate by coordinating stakeholders and sectors through a range of products and services, enabling our clients and partners to become increasingly sustainable and positively impact their communities.
In terms of climate risk assessment and management, we have implemented methodologies to measure both physical and transition risks affecting Bancolombia Group’s operations and those of our clients. For physical risks affecting Bancolombia’s clients, we analyze scenarios that assess potential asset devaluation and/or production losses as a result of climate-related threats such as precipitation, wildfires, droughts, landslides, rising sea levels, strong winds, cyclones, frost, and floods. Meanwhile, the results of the physical risk assessment of our operational facilities have been used to strengthen mitigation and adaptation strategies to ensure business continuity.
We were once again invited to participate in the Dow Jones Sustainability Index assessment, a benchmark that has been in the market for over 20 years and which we
10 Bancolombia Group continuously monitors global trends and decisions emerging from various sustainability initiatives and coalitions. Our objective is to identify and promptly implement necessary adjustments to ensure that our actions remain aligned with our purpose while responsibly managing risks.

joined in 2012. In 2024, we achieved a score of 85 out of 100, positioning us as the most sustainable bank in Colombia and the Americas.
Regarding the evaluation of our decarbonization strategy conducted by the Dow Jones Sustainability Index, our rating improved compared to the previous year, keeping us in the top quartile globally. We continue progressing toward a management model that integrates best international practices, focusing on improving disclosure of our short-term, medium-term, and Net-Zero targets, detailing the sectoral composition of our assets under management, defining timeframes, and strengthening our policies on the exclusion of thermal coal and non-conventional oil & gas resources.
Additionally, as part of our climate change performance, we have leveraged the Carbon Disclosure Project (CDP) as a valuable tool to measure our management efforts. In 2024, we achieved a B rating.

2.1 Internal and External Actions

Our goal is to achieve a net-zero emissions portfolio by 2050 and to align our financing and investment portfolios with a 1.5°C climate scenario through actions involving both internal and external stakeholders.
Internal Actions
These actions enable us to adopt best ESG practices, meet our commitments, and disclose results to our stakeholders and the international community:
-Standards and Commitments: We actively participate in international initiatives to stay at the forefront of material issues and position ourselves as industry leaders. Figure 2 presents the complete mapping of standards and commitments.
-Climate Governance: This integrates strategy, risk identification and assessment, and the definition of corporate policies for credit and investment, guiding pricing, risk appetite, exposure levels, and the development of new financial and non-financial products.
-Legislation and Regulatory Compliance: We comply with climate-related disclosure requirements in the jurisdictions where we operate11.
External Actions
We recognize the importance of identifying vulnerable sectors and those with the highest climate impact to develop products and services that support climate risk management and mitigation:
-Vulnerable Sectors: We identify the sectors most exposed to climate change impacts, such as construction, infrastructure, energy, agriculture, and fossil fuels (detailed in Chapter 3 on Climate Risk Management), and develop products and services aimed at adaptation and resilience building.
11 Disclosure under the TCFD standard complies with the rules set by the Financial Superintendency of Colombia.

-High-Impact Sectors: We implement differentiated financing strategies to support the transition of high-emission industries, define sector exclusions and divestment policies, set limits and thresholds, and provide knowledge-based guidance to help our clients develop and implement climate strategies aligned with national commitments and the international climate agenda, ensuring an orderly and just transition.
2.2 Strategic Levers

Our actions are based on five strategic levers across key areas relevant to our clients:
Providing Information and Advisory Services
We provide our clients with up-to-date information on developments in the international climate agenda, assist them in measuring their emissions, and support them in defining decarbonization alternatives for their operations and value chains.

•Results of the Engagement Strategy with Clients: Climate engagement refers to the process of involving a client in Bancolombia’s climate strategy, and vice versa, with the goal of aligning objectives, fostering ambition, and advancing a climate agenda consistent with Bancolombia Group’s commitment to well-being, while identifying joint implementation opportunities. In 2024, we continued advancing our climate engagement process with 45 key corporate clients whose sectors are significant for our financed emissions, including oil & gas, cement, food, agriculture, manufacturing, and construction. Through this process, we validated their emissions inventories, reduction targets, alignment with science-based targets or 1.5°C climate scenarios, assessment of physical and transition risks, and their transition support needs.
Among the 45 clients engaged in climate discussions: 34 clients reported calculating their corporate greenhouse gas emissions inventory (see Figure 3). Regarding climate target setting: 5 clients have established science-based targets or goals aligned with a 1.5°C climate scenario. 11 clients are in the process of defining targets or improving their greenhouse gas emissions calculations to adjust their goals. The remaining clients have either not set climate targets or have non-science-based goals (see Figure 4).

Figure 3. Clients with Greenhouse Gas Emissions Inventory – Results of the Climate Engagement Strategy with Clients

Figure 4. Climate Target Measurement – Results of the Climate Engagement Strategy with Clients

Additionally, more than half of these 45 clients have already initiated some process of assessing and managing physical or transition climate risks.
In 2025, we will track progress on the climate engagements conducted in 2024 and prior years, while initiating new engagements with other key clients relevant to the calculation of financed emissions.

Carbon Markets and Financial Instruments for Nature:
In 2024, we worked on the development and implementation of actions aimed at enhancing our product and service offerings related to carbon markets and financial instruments, with the following key highlights:
•We conducted a diagnostic assessment of Colombia’s carbon market to complement our portfolio of mitigation-focused products and services, providing support to clients in their emission compensation strategies for hard-to-mitigate emissions and carbon tax-related costs.
•We established strategic partnerships with key stakeholders in the ecosystem, focusing on developing an integrated value proposition that enables effective progress along the mitigation hierarchy.
•We supported a forestry sector client in assessing the feasibility of developing carbon assets for a Biochar production project.
•We actively participated in COP16 in Cali, deepening our relationships with key financial and non-financial sector players and expanding our understanding of the needs and opportunities to refine our ambition and strategy in adaptation and nature-based solutions.

These actions have been crucial for assessing compensation alternatives for our corporate carbon footprint, raising internal awareness about the importance of managing CO₂ residuals, and consolidating a value proposition that drives decarbonization pathways in the economy.
Climate Resilience:
We have incorporated adaptation activities and nature-based solutions into our sustainable finance taxonomy:
•In 2024, through Cuenta del Mar, we sponsored mangrove conservation activities in Colombia. With Bancolombia’s initial contribution to Cuenta del Mar, we launched mangrove seedling planting, mangrove reforestation, beach clean-ups, and community environmental education programs, among other initiatives. These efforts have been carried out alongside local communities, strengthening their financial and technical capacities to lead mangrove restoration and conservation efforts. Our commitment to the ocean includes financing sustainable blue economy projects.
Reducing Financed Emissions
Through sustainable financing, we reaffirm our commitment to incorporating ESG factors into our client offerings across all areas. Thus, we support our clients in making sustainable investments, including technology conversion projects, projects that generate environmental benefits, resource optimization initiatives (reducing water, energy, and fuel consumption, or minimizing waste generation), and setting ambitious sustainability goals.

Table 2. Definition of Climate-Sensitive Industries and Exposure at the End of the Reporting Year

Sector	2024 Portfolio Exposure*
Coal mining	0.02%
Other mining	0.24%

Coal-fired electricity	0.27%
Electricity from other sources	5.05%
Cement	0.29%
Oil & gas	1.11%
Steel	0.13%
Livestock	0.26%
Transport	2.23%
* As a percentage of Bancolombia S.A.’s total outstanding loan portfolio balance.
Financing Sustainable Value Chains
Our green financing supports sustainable technology providers that contribute to the transition as well as various actors in supply chains. For sustainable mobility, we offer a special factoring product for vehicle brands and dealerships, providing special financing benefits within this segment. For renewable energy, we provide a portfolio of financing and leasing solutions.
For details on ESG financing achievements in 2024, please refer to the SUSTAINABLE FINANCING (GRI FS8) section in the Achieving Well-Being for All / Sustainable Financing chapter.
3.Climate Risk Management

In line with our strategy, we continue working to strengthen our risk management system by integrating ESG and climate risk considerations. This approach supports our corporate purpose while adding value for our clients and the broader environment.
In 2024, we advanced in the development of various tools for ESG analyses of our clients and investment portfolios, relying on specific frameworks for managing environmental (including climate-related), social, and governance risks. Key initiatives include: implementation of the Corporate ESG Risk Circular, assessment of physical risks affecting both our facilities and our clients, policies aligned with the principles for responsible investment (PRI), identification of sectors highly sensitive to climate risk, and promotion of impact investments based on best practices.
Currently, we are implementing the methodologies outlined in this chapter and progressing towards a sufficient level of maturity, at which point we will be able to establish a formal risk appetite level. In the meantime, we have defined attributions and guidelines for sectors with high transition risk, given their significant impact on climate change, as stipulated in Chapter 3 of Bancolombia Group’s ESG Risk Circular.

Our ESG risk management progress is structured around a cycle of identification, measurement, control, and monitoring. These stages encompass the tools and processes used to effectively manage risks across our credit portfolio, investment business, and facilities. See Figure 5.

Figure 5. Risk management cycle - Bancolombia Group

3.1 Identification
Our risk management system includes the Risk Map, a tool that consolidates key information to complement traditional risk management with emerging risk data for Bancolombia Group. The Risk Map is informed by key trends and expert insights, helping us analyze potential future challenges. Since 2021, environmental and social risks have been recognized as top priorities for management.
The findings from the Risk Map play a crucial role in our strategic planning, enabling us to proactively integrate environmental and social risks, including climate change-related risks, alongside traditional risks. This enhances our climate resilience and prepares us to leverage opportunities in an evolving business environment.
Within our risk management framework, we classify climate change-related risks into two categories: physical and transition risks.
Physical risks represent the potential for losses as a result of the materialization of climate threats, which can be acute (high-impact, short-duration events) or chronic (long-term changes in climate patterns). By measuring physical risks among Bancolombia’s clients, we quantify the loss of value in operational assets and/or production losses caused by the materialization of certain climate threats. Similarly, the assessment of physical risks to which our facilities are exposed (branches, ATMs, administrative buildings, warehouses, and other assets) has allowed us to strengthen our ability to implement mitigation and adaptation strategies that ensure the operational continuity of Bancolombia Group.

On the other hand, transition risks are associated with losses caused by the shift toward a low-carbon economy, a process that may involve changes in regulations, technology, and markets, requiring adaptation and mitigation measures.
3.2 Measurement
We measure climate risks through scenario generation, analysis of climate threats, and the integration of their aspects into traditional financial risks, aiming to leverage their management within Bancolombia Group.
To prioritize sectors most impacted by climate change, we developed a methodology that helps determine which sectors require in-depth physical and transition risk analysis. This process follows the guidelines set by UNEP-FI, ensuring a comprehensive evaluation aligned with global best practices.

Climate Risk Assessment
Our climate risk analysis methodology independently measures the impact of physical risks and transition risks on our clients’ financial statements. This allows us to assess the individual effects of each factor on key variables influencing our risk management.
Physical Risks
In our physical risk analysis, we use projected data on climate threats based on the Representative Concentration Pathways (RCPs) for greenhouse gases, as proposed by the Intergovernmental Panel on Climate Change (IPCC). These scenarios are used to project key climate threats (see Figure 6):

Figure 6. Climate Threats Assessed - Bancolombia Group
Additionally, we have advanced in defining an automated model that allows us to more efficiently evaluate the impacts of physical risks on our clients and our facilities. This tool enables us to increase coverage, assess the exposed portfolio, and conduct the procedure more frequently.
•Physical Risks for Clients: For our commercial portfolio, we use this model to measure the loss of value in operational assets and/or production losses as a result of the materialization of climate-related threats. During 2024, we evaluated 82.7% of clients and 75.81%12 of the exposure corresponding to the SME, Corporate, and Construction segments of Bancolombia.
Figure 7 illustrates how we integrate the scenarios proposed by the IPCC into our physical risk measurement model. This integration helps us understand the potential impact of climate threats on our clients’ credit risk variables. While these results are not yet directly reflected in traditional credit risk measures, we are continuously refining our methodologies to more robustly incorporate these effects in the future.

Figure 7. Integration of Climate Scenarios into Physical Risk Measurement

•Physical Risks for Own Facilities: For our facilities, we employ the same automated model to assess the potential impact of projected climate threats. This approach ensures the continuity of our services by pinpointing the most vulnerable facilities and developing tailored mitigation plans.
In 2024, we carried out a thorough evaluation of the physical risks impacting our facilities, which include branches, ATMs, administrative buildings, warehouses, and other assets. As part of refining our physical risk analysis model, we updated the methodology for evaluating our facilities, with a focus on understanding their cumulative vulnerability to
12 The client data and exposure assessments for physical risk analysis are as of November 2024.

various threats and natural disasters. This analysis takes into account factors such as geographic location and exposure to specific climate risks. Based on this assessment, we determined that 0.15% of the replacement value of Bancolombia’s insured assets, as previously mentioned, is vulnerable under the SSP5-RCP8.5 scenario for 2030.
By gaining a comprehensive understanding of the collective vulnerability of our facilities, we enhance our ability to implement mitigation and adaptation strategies that safeguard the operational continuity of Bancolombia Group.
Additionally, as part of our operational risk management process, we introduced a dedicated tagging system to track risks that may arise from climate threats. This system enables us to identify and quantify actual losses associated with these events, further strengthening our risk management framework.
Transition Risks in the Commercial Portfolio
To evaluate transition risks, we use the scenarios suggested by the Network for Greening the Financial System (NGFS), adopted by the Bank. These scenarios project carbon prices under different levels of adoption of measures necessary to mitigate climate change, resulting in higher costs and/or reduced income associated with the transition to a low-carbon economy. During 2024, we made progress in developing a targeted transition risk model, designed to provide a risk level by sector, with a particular focus on those most vulnerable to the energy transition. See Figure 8.
Figure 8. Targeted Transition Risk Model
We continue to advance the maturity of the methodologies applied for risk management, enabling us to better advise and support our clients in their transition to a low-carbon economy.
Climate Risks in Market Risk
In 2024, we began reviewing the Climate Scenario Analysis in the Trading Book methodology proposed by the International Swaps and Derivatives Association (ISDA) for Bancolombia Group’s proprietary position portfolios.

Based on this methodology, we conducted stress tests on interest rate curves under three different climate change scenarios:
•Physical Risk: A 1.5°C increase in global temperature.
•Transition Risk: Higher CO2 emission taxes.
•Combined Risk: A simultaneous increase in taxes and global temperature.
The estimated risk leads to macroeconomic variable fluctuations, which in turn affect interest rate curves and exchange rate vectors.
We will continue evaluating the macroeconomic impacts of climate change and enhancing its integration into market risk management.
Environmental and Social Risk Analysis (ESRA)
The Environmental and Social Risk Analysis (ESRA) aims to ensure responsible and sustainable financing within credit and leasing operations by assessing the environmental and social risks and impacts that may materialize, thereby preventing their effects on credit performance.
Since 2010, we have implemented the ESRA process across Bancolombia Group, integrating it into the business units of Corporate Banking, Business Banking, SME Banking, Investment Banking, and leasing operations. Additionally, environmental risk assessments are conducted on properties offered as collateral or in lieu of payment.
Table 3 presents the results of the portfolio evaluated through the ESRA process for Bancolombia and its subsidiary banks:
Table 3. Portfolio Evaluated Through the ESRA Process - Bancolombia Group

Country	Number of Cases Conducted	Amount Evaluated (COP trillions)
Colombia	127	18.93
Guatemala	49	5.13
El Salvador	25	2.73
Panama	15	0.49

ESG Metrics in Investment Portfolios
As part of our ESG risk management within Asset Management, we have implemented several key metrics, including internal ESG issuer rating model, quota allocation model,

and identification and measurement of sensitive industries13. These tools are applied to portfolios that have adopted ESG criteria.
In the portfolio quota allocation process, the ESG Rating is used to adjust the quota defined based on the credit risk rating of the issuer or asset within the portfolio. This quota can be increased or reduced depending on the issuer’s ESG performance.

3.3 Control
Bancolombia Group’s ESG Risk Circular provides guidelines for addressing sectors with a high impact on climate change, focusing on clients and investment portfolios.
For clients, the ESRA chapter establishes minimum guidelines for carrying out the process, empowering analysts to request commitments made by the client and conduct rigorous follow-up on those with deficiencies in socio-environmental management.
Additionally, supported by the chapter on climate-sensitive industries, we monitor the commercial portfolio, as defined in the strategy section of this document.
For investment portfolios, we have developed an internal circular that defines the minimum parameters required for a portfolio to integrate ESG aspects (such as ESG Issuer Ratings and Critical Industries), specifying the corresponding policies, controls, and monitoring mechanisms.
Regarding physical facilities, we have action plans that address the specific needs of each of the threats and natural disasters described earlier, including:
•Support equipment for emergencies, such as power generators and water tanks.
•Autonomous backup systems.
•Installation of specialized evacuation equipment.
•Detection systems.
•Fire suppression systems.
•Fire protection networks.
3.4 Monitoring
At Bancolombia, the comprehensive monitoring process covers both our clients and issuers, as well as including periodic reviews of our own facilities to strengthen the management of ESG and Climate Risks.
Clients
This monitoring focuses on key aspects such as decarbonization target compliance, climate change analysis, and associated risk management. We work closely with our clients, providing guidance and collaboration to address climate change challenges and opportunities, facilitating their transition to a low-carbon economy and strengthening their resilience to climate threats.
Issuers
13 For more information about industries sensitive to climate change, please refer to Chapter 3 of the Corporate ESG Risk Circular.

Through the Engagement process, we create a space for knowledge exchange and the promotion of best practices in adopting ESG criteria. This has significantly improved public information disclosure, increased access to relevant data, and strengthened risk management. Additionally, this process allows us to continuously monitor issuers, tracking changes in their ESG Ratings, which directly impact compliance with ESG limit policies per portfolio.

In 2025, we will continue integrating ESG risk impacts, including climate change, across various business units of the Group.
4.Metrics and Objectives
4.1 Purpose-Driven Business
Since 2020, Bancolombia has committed to financing COP 500 trillion by 2030 to drive our purpose of promoting sustainable development and achieving well-being for all. This amount is equivalent to twice the bank's total assets and is aimed at strengthening the agricultural sector, SMEs, technological reconversion, low-emission mobility, housing access, financial inclusion, and women's entrepreneurship, while positively impacting various Sustainable Development Goals.
During 2024, we disbursed COP 45.95 trillion, covering sustainable cities and communities, strengthening the productive sector, and financial inclusion. More information on purpose-driven business is available in the Achieving Well-being for all/Purpose-Driven Business chapter of our management report.

4.2 Climate Commitment

Disbursement Targets and Compliance
Bancolombia has committed to disbursing COP 40 trillion by 2030 for financing projects related to technological reconversion, low-emission mobility, sustainable construction, renewable energy, and sustainable livestock.
Table 4. Purpose-Driven Business: Climate Commitment – Targets and Compliance

2024 Target (COP Trillions)	2024 Disbursements (COP Trillions)	2024 Compliance
3.86	5.41	140%

Greenhouse Gas (GHG) Emissions Inventory – Scopes 1, 2, and 3, Including Category 15 (Financed Portfolio Emissions) and Management Indicators
•Direct Impact - Bancolombia Group: GHG emissions inventory for Scope 1 and 2, Scope 3 (categories 1, 4, and 6), and management indicators: We are committed to defining concrete actions to actively contribute to mitigation and compensation from our direct operations, advancing toward a low-carbon economy.
In 2020, we redefined our science-based target for Scopes 1 and 2, aligning with a 1.5°C scenario, and committed to reducing our direct emissions by 95% by 2030. In 2022, we established science-based targets for financed emissions (Scope 3, Category 15) for commercial loan portfolios, proprietary investments, and assets under management. These targets were set based on the Science Based Targets Initiative (SBTi) guidelines. In 2024, we successfully completed the SBTi validation process for these targets.

In Table 5, we present the inventory of GHG emissions from our operations, covering Scopes 1, 2, and 3, in categories other than Category 15 (Financed Emissions) (GRI 305), for the year 2024. Meanwhile, in Table 6, we present the eco-efficiency consumption metrics for our operations.

Table 5. GHG Emissions Inventory - Bancolombia Group, 2024

Country	Scope 1 Emissions tCO2/year	Scope 2 Emissions tCO2/year (Market Based)	Scope 3 Emissions (categories 1, 4, 6) tCO2/year
Bancolombia Group	667.55	4,135.66	1,545.37
Bancolombia	465.96	0	1,178.25
Banistmo	18.09	0	139.56
Banco Agrícola	121.85	2,686.07	130.82
Banco Agromercantil	61.64	1,449.58	96.75

Table 6. Eco-Efficiency Indicators Related to Climate Management

Country	Self-Generated Energy kWh/year	RECs
Bancolombia Group	1,211,900.4	71,639,998
Bancolombia	678,399.55	60,802,893.5
Banistmo	48,750	9,171,614.7
Banco Agrícola	462,010.9	0
Banco Agromercantil	22,740	1,665,489.8

-Financed Greenhouse Gas Emissions (Scope 3, Category 15) – Total Commercial Loan Portfolio14: We calculate financed emissions using the PCAF methodology for financial institutions for commercial loan portfolios (Business Loans and Unlisted Equity). Table 7 presents the results, including clients from corporate, business, and SME segments:

14 The information regarding the financed emissions of the commercial portfolio reported here corresponds to the 2023 emissions for the commercial portfolio of Bancolombia S.A. This is because the emissions reports from our clients available as of the publication date of this report have a cutoff date of December 31, 2023.

Table 7. Financed Emissions - Bancolombia Commercial Loan Portfolio

Year	Financed Emissions – Commercial Loan Portfolio (MtCO2)*	Financed Emissions – Assets Under Management (MtCO2)*
2023	15.6	0.16
* It includes Scope 1, 2, and 3 emissions for all economic sectors.
For this calculation, we used the updated version of the PCAF emissions factor database as of September 2023, along with emissions data reported publicly by clients or obtained by Bancolombia through commercial management and climate engagement processes.
We report the 2023 results for this metric because a key input for the calculation is the emissions reporting by our clients, particularly those representing a larger percentage of our total financed emissions. As of the publication date of this report, we only have disclosed emissions data for 2023, as 2024 emissions reports will be published by our clients throughout 2025.
-Emissions Intensity for Cement and Energy Loan Portfolios: In 2022, we set emissions intensity targets for our financing portfolios in the Cement and Energy sectors, based on a 2021 baseline and aligned with a 1.5°C scenario using the SBTi’s Sectoral Decarbonization Approach.

Table 8. Greenhouse Gas Emissions Intensity and Targets for Cement and Energy Loan Portfolios

Sector	2023 Result	2030 Target
Cement	0.63 tCO2/t	0.52 tCO2/t
Energy - Commercial Loans	0.24 tCO2/MWh	0.06 tCO2/MWh

-Financing of Unconventional Hydrocarbon Projects or Activities: In 2024, we had no exposure to loan portfolios associated with projects or activities related to the production of unconventional oil & gas, including shale oil & gas, oil sands, ultra-deepwater resources, liquefied natural gas from unconventional sources, and Arctic oil.

For detailed information on ESG financing metrics and objectives, compliance with our purpose-driven goals, and sustainable funding strategy results, please refer to the sections Achieving Well-being for All/Sustainable Financing (GRI FS8) and Maintaining Financial Strength While Growing Responsibly/Sustainable Funding.
-Responsible Investment: At Bancolombia Group, we are committed to implementing best practices in responsible investment and recognize that Environmental, Social, and Governance (ESG) criteria are essential to fulfilling our fiduciary duty. As part of this commitment and to incorporate best practices, we have adhered to initiatives such as the Principles for Responsible Investment (PRI) since 2014 and the Net Zero Asset Managers (NZAM) initiative since 2021.
For details on our investment management aligned with our climate strategy, please refer to the Responsible Investment section in the chapter Maintaining Financial Strength Through Responsible Growth. Additionally, in our SASB (Sustainability Accounting Standards Board) report, we have included disclosures applicable to asset management operations, which can be found in this chapter.
-Sustainable Hedging: Through our Treasury operations, we reaffirm our commitment to sustainable development by incorporating ESG criteria into our investment decisions. We offer sustainable hedging solutions for our SME, business, corporate, and institutional clients, aligning our financial strategy with their sustainability objectives. During 2024, we executed 29 sustainable hedging transactions, totaling COP 736,669 billion.

Sustainability Accounting Standards Board (SASB) Disclosure

The SASB (Sustainability Accounting Standards Board) disclosure standards enable the identification of sustainability-related risks and opportunities that may impact financial statements and provide guidance to companies in various industrial sectors on material topics to disclose that are useful for decision-making.
For Bancolombia Group, the SASB industry guidelines we have disclosed correspond to Commercial Banks, Mortgage Finance, Asset Management & Custody Activities, and Investment Banking & Brokerage. This year, as part of the evolution of our information disclosure processes, we have included the Consumer Finance guide, as well as information on our subsidiary Nequi15 for topics where such scope is indicated.

15 Nequi is a company in transition to becoming a Financing Company; therefore, its financial activity continues to be carried out through Bancolombia, its parent company.

Below, we present the development of each of the five SASB financial sector guidelines, in their current version as of December 2023, with information as of year-end 2024:
1.Commercial Banking
[1] The response to this indicator includes information from Nequi.

<table>
<tr><td></td><td>businesses and community development</td><td></td><td>

- Bancolombia:

The products included in this indicator correspond to *Crédito a la Mano* and Microcredit. The reported information refers to loans overdue by more than 30 days as of year-end 2024.

<table>
<tr><td>Number</td><td>Value (COP millions)</td></tr>
<tr><td>16,410</td><td>41,613</td></tr>
</table>

- Nequi

The products included in this indicator correspond to *Crédito Salvavidas* in arrears, as of year-end 2024.

<table>
<tr><td>Number</td><td>Balance (COP millions)</td></tr>
<tr><td>2,827</td><td>485</td></tr>
</table>

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET.
</td></tr>
<tr><td></td><td>Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers</td><td>FN-CB-240a.3</td><td>
Throughout the year, Bancolombia generated 1,151,923 no-cost accounts. The number of active deposits of this type as of year-end 2024 was 6,372,171. The reported information corresponds to deposits made through *Bancolombia a la Mano*.

Meanwhile, Nequi generated 3,788,055 electronic deposits during the year. The number of active electronic deposits as of year-end 2024 was 20,197,882.

More information on products that promote financial inclusion is available in the Achieving Well-being for All/Financial Inclusion section of our Management Report.
</td></tr>
<tr><td></td><td>Number of participants in financial education initiatives for unbanked, underbanked, or underserved clients</td><td>FN-CB-240a.4</td><td>
In 2024, various financial education initiatives were conducted for unbanked, underbanked, or underserved clients. From Bancolombia and its subsidiaries and businesses (Investment Banking, Securities, Fiduciary, Fundación Bancolombia, Sufi), the number of participants in these initiatives was
</td></tr>
</table>

39,326,359. Meanwhile, from Nequi, the number of participants in such initiatives was 40. More information on our management is available in our Management Report, in the Achieving Well-being for All/Financial Inclusion/Financial Education and Well-being section.
Integration of Environmental, Social, and Governance Factors into Credit Analysis	Description of the Approach for Integrating Environmental, Social, and Governance (ESG) Factors into Credit Analysis	FN-CB-410a.2	For the integration of environmental, social, and governance (ESG) factors, Bancolombia Group has an ESG risk management framework, including climate-related risks. This framework includes our Corporate ESG Risk Circular, which consists of three chapters: • Chapter 1: Environmental and Social Risk Analysis (ESRA). This chapter defines the minimum guidelines each bank subsidiary must follow in analyzing environmental and social risks in financing. • Chapter 2: Controversial Issues. This chapter identifies sectors that, due to their high social and environmental impact, will not be eligible for financing. • Chapter 3: Climate-Sensitive Industries. This chapter highlights sectors where exposure will be reduced due to their contribution to climate change, aligning with IPCC guidelines to limit global warming and stay on the 1.5°C pathway. Our annual management of the Environmental and Social Risk Analysis process, as well as additional processes integrating ESG factors, including climate-related ones, is detailed in our Task Force for Climate-Related Financial Disclosures (TCFD) report. Information related to risk management in the Consolidated Financial Statements is available in the RISK MANAGEMENT section (Credit Risk Management - Loan Portfolio and Financial Leasing Operations).
Financed Emissions	Gross Absolute Financed Emissions, Disaggregated by (1) Scope 1, (2) Scope 2, and (3) Scope 3	FN-CB-410b.1	Below are the financed emissions of Bancolombia's commercial portfolio, with figures as of the end of 2023:

	Scope 1	Scope 2	Scope 3
Coal	2,051,709	4,874	26,392
Cement	250,373	5,053	3,567
Electricity	435,329	16,404	166,758

<table>
<tr>
<td></td>
<td></td>
<td></td>
<td>
<table>
<tr><td>Livestock</td><td>338,522</td><td>1,188</td><td>41,406</td></tr>
<tr><td>Oil & gas</td><td>408,921</td><td>22,169</td><td>1,932,174</td></tr>
<tr><td>Iron and steel</td><td>51,048</td><td>5,152</td><td>35,041</td></tr>
<tr><td>Coal Thermal</td><td>488,114</td><td>1,705</td><td>10,650</td></tr>
<tr><td>Transport</td><td>74,315</td><td>4,495</td><td>116,335</td></tr>
<tr><td>Other sectors*</td><td>2,271,884</td><td>375,783</td><td>6,485,420</td></tr>
<tr><td>Total</td><td>6,370,213</td><td>436,823</td><td>8,817,742</td></tr>
</table>
* Other sectors: It corresponds to the sum of all sectors not defined as critical climate change sectors.
The sector classification is based on the International Standard Industrial Classification (ISIC), as we currently do not have a GICS classification as required by the standard. However, the PCAF emissions measurement standard, on which our methodology is based, provides guidelines for grouping subsectors using the NACE classification (NACE=ISIC=CIIU).
Information on the portfolio in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET.
</td>
</tr>
<tr>
<td></td>
<td>Gross Exposure for Each Industry by Asset Class</td>
<td>FN-CB-410b.2</td>
<td>
The following is the gross exposure of the commercial portfolio by sector, grouped by ISIC code, as of the end of 2023:
<table>
<tr><td>Sector</td><td>COP (millions)</td></tr>
<tr><td>Cement</td><td>598,520</td></tr>
<tr><td>Coal Energy</td><td>628,873</td></tr>
<tr><td>Other Energy</td><td>8,790,882</td></tr>
<tr><td>Livestock</td><td>630,463</td></tr>
<tr><td>Iron and Steel</td><td>251,615</td></tr>
<tr><td>Mining</td><td>43,436</td></tr>
<tr><td>Mining and Other Minerals</td><td>416,209</td></tr>
<tr><td>Oil & gas</td><td>2,009,025</td></tr>
<tr><td>Transport</td><td>4,362,754</td></tr>
</table>
</td>
</tr>
</table>

215

Other sectors | 90,231,974 Information on the portfolio in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET.
	Percentage of Gross Exposure Included in Financed Emissions Calculation	FN-CB-410b.3	The percentage of gross exposure included in the calculation of financed emissions for Bancolombia's commercial portfolio is 67%. Information on the portfolio in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET.
	Description of the Methodology Used for Calculating Financed Emissions.	FN-CB-410b.4	The methodology for calculating financed emissions is defined by the Partnership for Carbon Accounting Financials (PCAF), which is accepted by all relevant international entities and standards. The information regarding the financed emissions of the commercial portfolio reported here corresponds to the 2023 emissions for Bancolombia's commercial portfolio. This is because the emissions reports from our clients available as of the publication date of this report have a cutoff date of December 31, 2023.
Business Ethics	Total monetary losses as a result of legal proceedings related to fraud, insider trading, antitrust, unfair competition, market manipulation, malpractice, or other financial industry laws or regulations	FN-CB-510a.1	Bancolombia reports no monetary losses as a result of litigation associated with unethical business conduct by the entity. Our business ethics and corporate governance practices can be found in the *Our Corporate Governance Matters* section of our Management Report. Bancolombia reports no monetary losses as a result of litigation associated with insider trading. Bancolombia reports no monetary losses as a result of litigation associated with violations of antitrust provisions. Bancolombia reports no monetary losses as a result of litigation associated with unfair competition practices. Bancolombia reports no monetary losses as a result of litigation associated with market manipulation.

<table>
<tr><td></td><td></td><td></td><td>More information can be found in the Our Corporate Governance Matters section of our Management Report.</td></tr>
<tr><td rowspan="2">Systemic Risk Management</td><td>Score in the Global Systemically Important Bank (G-SIB) Assessment, by Category</td><td>FN-CB-550a.1</td><td>Currently, Bancolombia is not part of the Global Systemically Important Bank (G-SIB) assessment.</td></tr>
<tr><td>Description of the Approach to Incorporating the Results of Mandatory and Voluntary Stress Tests into Capital Adequacy Planning, Long-Term Corporate Strategy, and Other Business Activities</td><td>FN-CB-550a.2</td><td>As part of risk management functions, once stress tests are conducted to establish potential risk exposures, the results are compared with the entity's risk appetite levels, and corresponding mitigating actions are identified. These actions integrate the results of stress tests into capital adequacy, long-term corporate strategy, and other necessary business activities.</td></tr>
<tr><td rowspan="2">Activity Parameters</td><td>(1) Number and (2) Value of Checking and Savings Accounts by Segment: (a) Personal and (b) Small Businesses</td><td>FN-CB-000.A</td><td>Checking and savings accounts by segment, as of the end of 2024:

• Bancolombia

<table>
<tr><td></td><td>Personal</td><td>SMEs</td></tr>
<tr><td>Number</td><td>12,170,630</td><td>747,520</td></tr>
<tr><td>Value (COP millions)</td><td>18,775,965</td><td>21,383,901</td></tr>
</table>
• Nequi

<table>
<tr><td></td><td>Personal</td></tr>
<tr><td>Number</td><td>21,216,234</td></tr>
<tr><td>Value (COP millions)</td><td>4,444,105</td></tr>
</table>
The number and value of active low-balance and savings accounts granted through Nequi are reported. Nequi only links individuals.

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 15. CUSTOMER DEPOSITS.</td></tr>
<tr><td>(1) Number and (2) Value of Loans by Segment: (a)</td><td>FN-CB-000.B</td><td>Below is the information on active loans by segment as of the end of 2024:</td></tr>
</table>

2.Mortgage Financing

(1) Number and (2) value of (a) modifications to residential mortgages, (b) foreclosures, and (c) short sales or transfers in lieu of foreclosure.	FN-MF-270a.2	Below is the available information for the indicator on foreclosures and mortgage loan modifications for Bancolombia: | | Foreclosures | |---|---| | Number | 7,116 | | Value (COP millions) | 618,342 | During the year, 54,341 modifications were made to residential mortgage loans; no value is reported because not all cases involve rate modifications.
	Total monetary losses as a result of legal proceedings related to customer communications or loan originator compensation	FN-MF-270a.3	Bancolombia does not report monetary losses as a result of litigation associated solely with communications with customers or compensation of mortgage loan originators. For more information on material litigation involving Bancolombia and the entities included in the consolidated financial statements, refer to NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES and NOTE 26. OPERATIONAL EXPENSES in the consolidated financial statements.
	Description of the Compensation Structure for Loan Originators	FN-MF-270a.4	At Bancolombia Group, we understand that employees are the key differentiator and determining factor in business sustainability. Therefore, we have defined a compensation strategy that seeks an appropriate balance between monetary and non-monetary rewards, considering employees in all their dimensions, needs, and motivations. This strategy is based on four pillars: • Fixed Compensation: Equivalent to the legal and extralegal monetary compensation that the organization provides to the employee for the provision of their service. • Benefits: Programs and services that contribute to human and social well-being and strengthen organizational culture. • Emotional Compensation: Optimal living conditions, where work dynamics combine perfectly with the needs of employees. • Variable Compensation: Bonuses paid to employees determined by organizational results and team performance. The variable compensation model for commercial teams also considers variables related to business growth and profitability, as well as those related to customer experience.
Discriminatory Lending	(1) Number, (2) value, and (3) weighted average loan-to-value ratio (LTV) of mortgages granted to (a) minority borrowers and (b) all other borrowers.	FN-MF-270b.1	Considering that current Colombian legislation does not include these classifications for mortgage loans, we do not have available information that meets the standard's requirements. However, we support our customers in their goal of accessing decent housing. More information is available in our Management Report under the section Achieving Well-Being for All/Building Sustainable Cities and Communities/Construction and Housing. Information related to mortgage portfolio in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET.
	Total monetary losses as a result of legal proceedings related to discriminatory mortgage lending	FN-MF-270b.2	Bancolombia does not report monetary losses as a result of litigation associated with discriminatory mortgage loans. For more information on material litigation involving Bancolombia and the entities included in the consolidated financial statements, refer to NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES and NOTE 26. OPERATIONAL EXPENSES in the consolidated financial statements.
	Description of Policies and Procedures to Ensure Non-Discriminatory Mortgage Lending	FN-MF-270b.3	In line with our equity, diversity, and inclusion policy, we strive to foster respect, value differences, and ensure that all individuals have equitable and non-discriminatory access to the Bank's solutions. We have internal protocols for commercial teams to guarantee appropriate service for customers with disabilities and sexual diversity, promoting a culture where employees engage with all individuals with respect and empathy, regardless of their condition, preferences, or identity. This contributes to a fair environment with greater opportunities for well-being for all. Our Mortgage Loan and Housing Leasing origination policies are designed to properly select credit applicants based on objective variables that measure our customers' payment capacity and potential default risk. At no point do we include variables or policies containing discriminatory elements in mortgage financing decisions.
Environmental Risk of Mortgaged Properties	(1) Number and (2) value of mortgage loans in 100-year flood zones.	FN-MF-450a.1	As of the end of 2024, the number of mortgage loans in 100-year flood zones was 1,557, representing a value of COP 133,242 million. The analyzed risks include floods caused by storm surges from the ocean and river overflows in floodplain areas. The climate data used comes from the Aqueduct flood risk map, a platform that is part of the World Resources Institute. Information related to mortgage portfolio in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET.
	(1) Total expected loss and (2) loss given default (LGD) attributable to defaults on mortgage loans due to climate-related natural catastrophes, by geographic region	FN-MF-450a.2	Currently, we do not have information available under the conditions required by the standard. We are working to disclose this information in future reports. Information related to the mortgage loan portfolio and risk management in the Consolidated Financial Statements is available in NOTE 6. CLIENT LOAN PORTFOLIO, NET, and the Risk Management section (Credit Risk Management - Loan Portfolio and Financial Leasing Operations).
	Description of How Climate Change and Other Environmental Risks Are Incorporated into Mortgage Origination and Underwriting	FN-MF-450a.3	For the evaluation and origination of mortgage loans, we implement processes that analyze the environmental vulnerability of the mortgaged property. One of these processes includes an inspection visit, where aspects such as previous land use, waste management, potential overexploitation of the land for unauthorized uses, and others are reviewed. Additionally, it is assessed whether the property is located in risk zones, such as areas prone to landslides, invasions, floods, and others, determining the associated impact and risk. The second process involves a regulatory analysis of permitted land uses, which must align with the findings of the prior inspection. This analysis identifies whether the property is located in environmentally protected areas, which may influence its valuation and promote its conservation. Information related to risk management in the Consolidated Financial Statements is available in the RISK MANAGEMENT section (Credit Risk Management - Loan Portfolio and Financial Leasing Operations).
Activity Parameters	(1) Number and (2) value of opened mortgages by category: (a) residential and (b) commercial	FN-MF-000.A	Below is the number and value of mortgage loans originated during 2024 by Bancolombia.

3. Investment Banking and Brokerage16

16 The information reported in the Investment Banking and Brokerage Guide corresponds to the activities of Bancolombia Investment Banking.

<table>
<tr>
<td></td>
<td></td>
<td></td>
<td>
<table>
<tr><td>Equities</td><td>1,516,673</td></tr>
<tr><td>Cash Positions</td><td>5,836,953</td></tr>
<tr><td>Other Investments</td><td>-95,151</td></tr>
<tr><td>Total</td><td>32,317,161</td></tr>
</table>
Information related to this indicator in Bancolombia's Consolidated Financial Statements is available in NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES.
</td>
</tr>
<tr>
<td></td>
<td> Description of the Approach to Integrating Environmental, Social, and Governance (ESG) Factors into Investment or Wealth Management Processes and Strategies </td>
<td>FN-AC-410a.2</td>
<td> Environmental, social, and governance (ESG) factors are gaining global relevance in organizations, as their management helps balance organizational goals with stakeholder expectations. At Asset Management Bancolombia Group, integrating sustainability into investment decisions aims to incorporate additional factors beyond traditional analysis, with the goal of better risk management and generating long-term sustainable benefits, consistent with our advisory duty.
We recognize that there is no single way to implement ESG strategies in the investment process. Therefore, we consider both positive and negative screening, ESG factor integration into the investment process, and voting in line with the policies defined by Bancolombia Group. In implementing the strategy, we prioritize investment decisions in assets with the best ESG performance, provided that conditions such as asset type, market risks, estimated returns, liquidity, maturity terms, issuer credit quality, etc., are similar, comparable, and do not detract from the portfolio's financial performance.
Since 2014, we have been signatories of the Principles for Responsible Investment (PRI). Therefore, these principles are part of our investment decision-making and the implementation of best practices in our policies and processes for incorporating ESG criteria. </td>
</tr>
<tr>
<td></td>
<td>Description of Proxy Voting and Engagement Policies and Procedures</td>
<td>FN-AC-410a.3</td>
<td>In line with best practices in responsible investment, Bancolombia Group has a proxy voting policy for investment processes, which is part of the Group's Investment Policy. The guidelines included promote the incorporation of ESG matters in companies where we hold stakes, through voting that encourages, among other things, good corporate</td>
</tr>
</table>

<table>
<tr><td></td><td></td><td></td><td>governance, ESG disclosures, and climate risk management.</td></tr>
<tr><td rowspan="4">Financed Emissions</td><td>Gross Absolute Financed Emissions, Disaggregated by (1) Scope 1, (2) Scope 2, and (3) Scope 3</td><td>FN-AC-410b.1</td><td>The financed emissions reported correspond to the investment portfolios of the Asset Management business, with the following results for each scope:
<table><tr><td>Scope 1 (ton CO_2)</td><td>69,525.10</td></tr><tr><td>Scope 2 (ton CO_2)</td><td>6,004.60</td></tr><tr><td>Scope 3 (ton CO_2)</td><td>81,849.10</td></tr></table>
For these metrics, we report the 2023 results because a key input for calculating financed emissions is the emissions reporting by our issuers, particularly those representing a larger percentage of our total positions. As of the publication date of this report, we only have disclosed emissions data for 2023, as 2024 emissions reports will be published by our issuers throughout 2025.</td></tr>
<tr><td>Value of Assets Under Management (AUM) Included in the Reported Financed Emissions</td><td>FN-AC-410b.2</td><td>The value of assets under management (AUM) included in the reported financed emissions is COP 17,517,438 million. This value corresponds to the AUM of Asset Management with reported emissions or emission factors.</td></tr>
<tr><td>Percentage of Assets Under Management (AUM) Included in the Financed Emissions Calculation</td><td>FN-AC-410b.3</td><td>The percentage of assets under management included in the financed emissions calculation is 58.3%. This proportion is obtained by dividing the value of AUM included in the financed emissions calculation by the total AUM of the Asset Management business, including positions that are not eligible for inclusion in the calculation, such as government positions and derivatives.</td></tr>
<tr><td>Description of the Methodology Used for Calculating Financed Emissions.</td><td>FN-AC-410b.4</td><td>The methodology used to calculate the financed emissions of our portfolio is based on the principles and guidelines established by the Partnership for Carbon Accounting Financials (PCAF). This approach ensures that the calculations are consistent with global standards for assessing and aligning emissions with the climate goals of the Paris Agreement.

For the emissions estimation, we have integrated key inputs from sources such as ESG data providers, PCAF, and issuer reports. The methodology combines these inputs to provide a robust and transparent estimate of financed emissions. We prioritize the use of primary data (reported by issuers), and when unavailable, it is supplemented with information from our ESG data provider. Finally,</td></tr>
</table>

4. Investment Banking and Brokerage[1]

[1] The information reported in the Investment Banking and Brokerage Guide corresponds to the activities of Bancolombia Investment Banking.

[1]
References to financial statements pertain to the Consolidated Financial Statements of Bancolombia S.A.

sustainability, materiality for the sector and key indicators, suggestions for calibrating each indicator, among others. • ESG Valuation in Investment and/or Divestment Processes Conducted Through Bancolombia Investment Banking Using Its Portfolio: ESG valuations, both at the sector and company level, are considered in the investment decision-making process, as well as in the investment monitoring process. This incorporation of ESG criteria into various transactions is an interdisciplinary effort involving different teams within Investment Banking, as appropriate, as well as legal, sustainability, risk, and other teams.
Business ethics	Total monetary losses as a result of legal proceedings related to fraud, insider trading, antitrust, unfair competition, market manipulation, malpractice, or other financial industry laws or regulations	FN-IB-510a.1	Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with the entity's behavior against business ethics. Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with insider trading. Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with antitrust provisions. Bancolombia Investment Banking does not report monetary losses as a result of litigation associated with unfair competition practices.

Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with market manipulation. Bancolombia Investment Banking does not report monetary losses as a result of litigation arising from conciliation or jurisdictional decisions related to the scope and interpretation of laws or contracts in the financial industry, or fraud affecting Bancolombia Investment Banking clients. For more information on material litigation involving Bancolombia and the entities included in the consolidated financial statements, refer to NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES and NOTE 26. OPERATIONAL EXPENSES in the consolidated financial statements.
	Description of Whistleblowing Policies and Procedures	FN-IB-510a.2	At Bancolombia Group, we have grounded all our actions in the development of ethical principles outlined in our Code of Ethics and Conduct, consistent with our organizational culture and corporate governance principles. Our control environment includes an Ethics Committee for all companies within Bancolombia Group, composed of senior management members, as well as an Ethics Hotline. This hotline is a mechanism managed by an independent third party, designed for employees, strategic partners, suppliers, clients, and users to anonymously report alleged violations of our Code of Ethics, Code of Good Governance, and Anti-Money Laundering Manual, as well as potential misconduct, fraud, corruption, and human resources-related issues across the different companies in our the Group.

Total amount of monetary losses as a result of legal proceedings related to professional integrity, including due diligence	FN-IB-510b.3	Bancolombia Investment Banking does not report monetary losses as a result of litigation associated with professional integrity. For more information on material litigation involving Bancolombia and the entities included in the consolidated financial statements, refer to NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES and NOTE 26. OPERATIONAL EXPENSES in the consolidated financial statements.
	Description of the approach to ensure professional integrity, including due diligence	FN-IB-510b.4	Bancolombia Investment Banking, aware that the actions of its executives and employees must adhere to the strictest standards of transparency and respect for its stakeholders, has established a Corporate Governance model. This model incorporates high national and international standards, along with a set of principles, policies, practices, and management, administration, and control measures aimed at consolidating and preserving good governance in business and corporate integrity within each company of Bancolombia Group. **Corporate Governance:** Banca de Inversión Bancolombia S.A. and Bancolombia Group as a whole recognize corporate governance as an essential element for their sustainability and for achieving their short-, medium-, and long-term objectives. Thus, through the application of the best industry standards, it promotes responsible decision-making, the continuous strengthening of the control environment, comprehensive risk management and continuous and transparent communication with its Stakeholders.

Management and Governance of Bancolombia Investment Banking: Banca de Inversión Bancolombia S.A. has a Board of Directors composed of qualified professionals with the necessary competencies to perform their functions and assume their responsibilities as directors. Diversity in the Board's composition is a key objective, as it seeks a combination of experience and innovative perspectives. The directors of Banca de Inversión Bancolombia S.A. enjoy a recognized reputation, decision-making ability, analytical skills, and the competencies required to fulfill their functions and responsibilities in a company of this nature. Their knowledge and specialties enable a comprehensive risk assessment, contributing to the strengthening of financial, internal control, technological, commercial, economic, and legal aspects of the company. The Board of Directors of Banca de Inversión Bancolombia S.A. has three supporting committees: the Risk Committee, the Audit Committee, and the Good Governance Committee. Each committee has a chairperson and internal regulations governing its composition, meeting frequency, and functions. The chairs of each committee present reports to the Board of Directors on the topics evaluated, decisions made, and recommendations. For monitoring corporate governance policies, the Board relies primarily on the Audit Committee and the Good Governance Committee. **Corporate Governance Policies:** Corporate governance is supported by various policies, such as the Code of Good Governance and the Code of Ethics.

More information can be found in the Our Corporate Governance Matters section of our Management Report.
Systemic Risk Management	Score in the Global Systemically Important Bank (G-SIB) Assessment, by Category	FN-IB-550a.1	n/a Bancolombia Investment Banking is not currently part of the global systemically important bank assessment.
	Description of the approach for incorporating the results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	FN-IB-550a.2	Bancolombia Investment Banking has a Comprehensive Risk Management System (SIAR) aligned with international standards and best practices established by the Basel Committee on Banking Supervision (BCBS). These tests cover credit, liquidity, market, and country risks. Among the functions of the Bancolombia Investment Banking Board of Directors is to "review the results of stress tests and approve measures or plans to mitigate risks based on the results" of the stress tests. Information related to risk management in the Consolidated Financial Statements is available in the RISK MANAGEMENT section (Credit Risk Management - Loan Portfolio and Financial Leasing Operations).
Employee Incentives and Risk-Taking	Percentage of total compensation that is variable for material risk takers (MRT)	FN-IB-550b.1	Variable compensation corresponds to 29% of total remuneration. The reported value covers all Investment Banking employees, who are considered material risk takers. Information related to this indicator in the Consolidated Financial Statements is available in NOTE 19. EMPLOYEE BENEFITS.
	Percentage of variable remuneration for material risk takers	FN-IB-550b.2	Currently, penalty or recovery clauses are not applied once remuneration is generated. However, when a person is

5. Consumer Financing

[1]This response includes information from Nequi.

3. Control: Implements actions to mitigate, prevent, avoid, or transfer risk. 4. Management: Decisions are made based on the criticality of the risk. 5. Monitoring: Continuous monitoring of the process, defining indicators and implementing actions. 6. Information: Periodic reporting to different governance bodies on the current state of risk management. More information is available in the Risk Management/Operational Risk/Cyber Risk Management section of our Management Report.
Sales Practices	Percentage of total compensation for covered employees that is variable and linked to the volume of products and services sold	FN-CF-270a.1	The percentage of variable compensation for Bancolombia Group, linked to the volume of products and services sold, is 33%. Information related to this indicator in the Consolidated Financial Statements is available in NOTE 19. EMPLOYEE BENEFIT LIABILITIES.
	Approval rate for (1) credit and (2) prepaid products for applicants	FN-CF-270a.2	The approval rate in 2024 for consumer credit products granted by Bancolombia was 59.4%. This approval rate is calculated as the number of approvals relative to the number of applications during the reporting period. For Nequi, the credit approval rate was 100%, as its model is based on pre-approved offers.
	(1) Average commission for complementary	FN-CF-270a.3	Currently, we do not have this consumer credit information under the conditions

GRI Standard, Alignment with the SDGs, and the United Nations Global Compact

2-23 Political Commitments	a. Describe your political commitments to responsible business conduct, including: i. The intergovernmental instruments authorized by the commitments; ii. Whether the commitments stipulate conducting due diligence; iii. Whether the commitments stipulate applying the precautionary principle; iv. Whether the commitments stipulate respecting human rights; b. Describe its specific political commitment to respect human rights, including: i. The internationally recognized human rights covered by the commitment; ii. The categories of stakeholders, including at-risk or vulnerable groups, to which the organization pays special attention in the commitment; c. Provide links to publicly available political commitments, or if political commitments are not publicly available, explain the reason for this; d. Report the level at which each political commitment was approved within the organization, including whether it is the highest level; d. Indicate the extent to which the political commitments apply to the organization's activities and its business relationships;	Our purpose: We promote sustainable development to achieve the well-being of all SDGs to which we align. Learn more about our values and guidelines on our website: 1. Corporate Governance Website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo Code of Ethics and Conduct: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/9b611310-8d2c-4990-a9b4-b62a91ce3e64/Codigo_de_etica_y_Conducta_the Group_Bancolombia.pdf?MOD=AJPERES&CVID=n-ZCQxP 2. Integrity and Ethics Manual: https://www.grupobancolombia.com/wcm/connect/c28236c3-7c2a-4501-b7f0-1f8b7c478fe6/Manual%2BIntegridad%2By%2BCumplimiento%2B-%2BVF%2BDIC2020%2BJD.pdf?MOD=AJPERES 3. Corporate Anti-Corruption Policy: https://www.grupobancolombia.com/wcm/connect/6defb08c-f116-4a36-9e22-e8ba10f0d1bc/Pol%C3%ADtica%2			Principle 10

e. Indicate the extent to which the political commitments apply to the organization's activities and its business relationships; f. Describe how the political commitments are communicated to employees, business partners, and other relevant parties	BAntifraude%2BAnticorrupci%C3%B3n%2B-%2BVF%2BDIC2020.pdf?MOD=AJPERES https://www.grupobancolombia.com/corporativo/gobierno-corporativo/etica 4. Corporate Ethics Website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/etica 5. Corporate Human Rights Website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/derechos-humanos https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/derechos-humanos 6. Social and Environmental Risk Assessment Reports Website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/analisis-riesgos-ambientales https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/analisis-riesgos-ambientales 7. Alignment:

2-28. Membership in Associations.	a. Report sectoral associations, other member associations, and national or international advocacy organizations in which the organization significantly participates.	Chapter III. Achieving Well-being for All - Our ESG Commitment		Objective No. 17		
Practices for the development of reports and material topics						
2-2. Entities included in the consolidated financial statements.	a. List all entities included in your sustainability report; b. If the organization has audited consolidated financial statements or financial information filed in public records, specify the differences between the list of entities included in its financial report and the list included in its sustainability report; c. If the organization consists of multiple entities, explain the approach used to consolidate the information, including i. Whether the approach involves adjustments to account for minority interests ii. How the approach considers mergers, acquisitions, and disposals of entities or parts of entities; ii. Whether, and how, the approach differs from the information to be disclosed in this Standard and in the material topics.	a. Separate and Consolidated Financial Statements. b. Chapter VII: Information Reported in Other Jurisdictions. Chapter II: Maintaining Our Financial Strength.

3.1 Process for determining material topics	a. Describe the process that has been followed to determine its material topics, including: i. How it has identified the actual and potential negative and positive impacts on the economy, environment, and people, including impacts on human rights, across all its activities and business relationships; ii. How it has prioritized the impacts to be reported based on their importance; b. Specify the stakeholders and experts whose opinions have informed the process of determining its material topics.	The information reported in the 2024 Management Report regarding this indicator corresponds solely to the operations of Bancolombia S.A. The results of our materiality assessment can be found on the following website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/relacionamiento-grupos-interes As of February 18, 2025, our materiality was determined by the same criteria as in 2023. However, we are currently conducting consultations with our stakeholder groups to identify new IROs relevant to each material topic.				Yes
3-2. List of material topics	a. Provide a list of your material topics; b. Report any changes in the list of material topics compared to the previous reporting period.	The information reported in the 2024 Management Report regarding this indicator corresponds solely to the operations of Bancolombia S.A. a. The material topics are the same as last year and are reflected in each chapter of this report: - Growing While Maintaining Our Financial Strength - Well-Being for All - Achieving Customer Loyalty and Preference - Developing Culture				Yes

and Talent for Competitiveness - Ensuring Operational Excellence Website with the results of the consultation and the materiality matrix: Double Materiality 2024 b. At the time of the report's preparation, there are no significant changes in material topics to report.				
3-3. Management of material topics	a. Describe the actual and potential negative and positive impacts on the economy, environment, and people, including impacts on human rights; b. Report whether the organization is involved in negative impacts through its activities or as a result of its business relationships and describe the activities or business relationships; c. Describe its policies or commitments related to the material topic; d. Describe the measures taken to manage the issue and the related impacts, including: i. Actions to prevent or mitigate potential negative impacts. ii. Actions to address actual negative impacts, including actions to anticipate or cooperate in their remediation; iii. Actions to manage actual and potential positive impacts; e. Provide the following	The information reported in the 2024 Management Report regarding this indicator corresponds solely to the operations of Bancolombia S.A. a. Chapter III - Achieving Well-being for All. 1. Environmental and Social Risk Analysis - Management. Social and Environmental Risks Website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/analisis-riesgos-ambientales. 2. Value added to society website: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/medicion-impacto-y-valor-agregado-sociedad b. Currently, no involvement in				Yes

information on monitoring the effectiveness of the actions taken: i. Processes used to monitor the effectiveness of the actions ii. Objectives, goals, and indicators used to assess progress; iii. The effectiveness of the actions, including progress toward objectives and goals; iv. Lessons learned and how they have been incorporated into policies and procedures; f. Describe how stakeholder engagement has informed the actions taken (3-3-d) and how it has informed the assessment of their effectiveness (3-3-e).	negative impacts has been identified. c. Website on Corporate Policy Publications: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/politica-sostenibilidad , which covers our various material aspects. d and e. No further details beyond those presented in Section 2. f. Our materiality analysis and matrix are presented annually at: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/relacionamiento-grupos-interes				
Stakeholder Groups

2-13. Delegation of responsibilities for impact management	a. Describe how the highest governance body delegates the responsibility for managing the organization's impacts on the economy, environment, and people, including i. Whether any senior executives have been appointed with responsibility for impact management; ii. Whether the responsibility for impact management has been delegated to other employees; b. Describe the process and frequency with which senior management or other employees report to the highest governance body on the management of the organization's impacts on the economy, environment, and people.					
2-14 Role of the highest governance body in sustainability reports	a. Indicate whether the highest governance body is responsible for reviewing and approving the information in the report, including the significant aspects of the organization, and if so, describe the review and approval process; b. If the highest governance body is not responsible for reviewing and approving the information in the report, including the relevant matters of the organization, explain the reasons.	The highest level of review for the report submitted to the shareholders' meeting is the Board of Directors.

2-19 Report compensation policies for the highest governance body and senior executives:	a. Describe the remuneration policies for members of the highest governance body and senior executives, including: i. Fixed and variable compensation; ii. Hiring bonuses or recruitment incentives; iii. Severance payment; iv. Clawbacks; v. Retirement benefits; b. Describe the relationship between remuneration policies for members of the highest governance body and senior executives and their objectives and performance regarding the management of the organization's impacts on the economy, people, and the environment	Board of Directors Board of Directors Website: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia Variable Compensation Model for Senior Management: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/e006bdf1-2e52-4911-a3cd-f121ee3eaa8c/1.1.8%2BModelo%2Bde%2BCompensaci%C3%B3n%2BVariable%2BPresidente%2By%2Bejecutivos.pdf?MOD=AJPERES&CVID=ozvnCY See: Our Corporate Governance Matters / Shareholders' Meetings Held in 2024.				
2-20 Report the process to determine the compensation.	a. Describe the process for developing remuneration policies and determining remuneration, including: i. Whether the remuneration determination process is overseen by independent members of the highest governance body or by an independent remuneration committee; ii. How stakeholders' opinions (including shareholders) regarding remuneration are gathered and taken into account; iii. Whether consultants are used to determine remuneration, and if so, whether they are independent of the organization, its highest governance body, and senior

executives; b. Report the results of stakeholder votes (including shareholders) on remuneration policies and proposals, if applicable.					
2-21 Total annual remuneration ratio	a. Indicate the ratio of the annual total compensation of the highest-paid individual to the median annual total compensation of all employees (excluding the highest-paid individual); b. Indicate the ratio of the percentage increase in the annual total remuneration of the highest-paid person in the organization to the percentage increase in the median annual total remuneration of all employees (excluding the highest-paid person); c. Provide the contextual information necessary to understand the data and how it was compiled. the data.	Confidential Information	Confidential Information

Index of Specific GRI Indicators 2024							
v	Indicator	GRI Requirements	Response	Omissions and Comments	Sustainable Development Goals (SDGs)	Global Compact	Limited Assurance
Growing While Maintaining Our Financial Strength	**2-26.** Mechanisms for seeking advice and raising concerns	a. Describe the mechanisms available for individuals to: i. Seek advice on the application of the organization's policies and practices for responsible business conduct; ii. Raise concerns about the organization's business conduct.	The information reported in the 2024 Management Report for this indicator covers all companies within the Business Group located in Colombia (excluding the operations of Compañía de Financiamiento S.A. Tuya), the United States, Panama, El Salvador, Guatemala, and Puerto Rico. https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/9b611310-8d2c-4990-a9b4-b62a91ce3e64/Codigo_de_etica_y_Conducta_the Group_Bancolombia.pdf?MOD=AJPERES&CVID=n-ZCQxP		Anti-corruption Principles Principle 7 and Principle 1		Yes
Growing While Maintaining Our Financial Strength	**207-1** Tax Approach	i. Whether the organization has a tax strategy and, if so, a link to the public strategy; ii. The governing body or executive-level position of the organization that formally reviews and approves the tax strategy, and the frequency of reviews; iii. The focus on regulatory compliance; iv. The relationship between the fiscal approach and the	The information reported in the 2024 Management Report for this indicator covers all companies within the Business Group located in Colombia, the United States, Panama, El Salvador, Guatemala, Puerto Rico, the Cayman Islands, Costa Rica, Bermuda, and Barbados. The information on this indicator is published at the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/8d2c5637-13d6-437d-879d-a7637ab789d9/Contribucion_fiscal_2024_en_nuestras_regiones_de_operacion.pdf?MOD=AJPERES&CVID=pj.YxZt				Yes

organization's business and sustainable development strategies.					
Growing While Maintaining Our Financial Strength	**207-2** Tax Governance, Control, and Risk Managemen t	The reporting organization must provide the following information: a. A description of tax governance and the control framework, indicating: i. The governing body or executive-level position responsible for ensuring compliance with the tax strategy; ii. How the tax approach is integrated within the organization; iii. The approach to tax risks, including how they are identified, managed, and monitored; iv. How compliance with tax governance and the control framework is assessed. b. A description of the mechanisms for reporting concerns related to unethical or illegal conduct and the organization's integrity in relation to taxation.	The information reported in the 2024 Management Report for this indicator covers all companies within the Business Group located in Colombia, the United States, Panama, El Salvador, Guatemala, Puerto Rico, the Cayman Islands, Costa Rica, Bermuda, and Barbados. The information on this indicator is published at the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/8d2c5637-13d6-437d-879d-a7637ab789d9/Contribucion_fiscal_2024_en_nuestras_regiones_de_operacion.pdf?MOD=AJPERES&CVID=pj.YxZt				Yes

c. A description of the verification process for tax-related content and, if applicable, a reference to the report, statement, or opinion of the verifier.					
Growing While Maintaining Our Financial Strength	**301.1** Materials Used by Weight or Volume	The reporting organization must provide the following information: a. The total weight or volume of materials used to produce and package the organization's main products and services during the reporting period, broken down by: i. Non-renewable materials used; ii. Renewable materials used	The information reported in the 2024 Management Report regarding this indicator applies only to Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter referred to as "companies within the scope"). The companies within the scope report only paper consumption for the calculation of this indicator. The indicator result is calculated using the following formula: **Total (Kg paper)** = (Total reams of paper used during the reporting year * Conversion factor) + (Total formats * Conversion factor). Chapter III. Achieving the well-being of all Eco-efficiency - Materials by Weight and Volume - Paper (Kg)		Objective No. 12	Environmental Principles	Yes
Growing While Maintaining Our Financial Strength	**302.1** Energy Consumption within the Organization	The reporting organization must provide the following information: a. The total consumption of non-renewable fuels within the organization in joules or multiples, including the types of fuels used. b. The total consumption	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. (hereinafter referred to as "companies within the scope"). **Fuel:**		Objective No. 7	Environmental Principles	Yes

of renewable fuels within the organization in joules or multiples, including the types of fuels used. c. In joules, watt-hours, or multiples, the total of: i. Electricity consumption; ii. Heating consumption; iii. Cooling consumption; iv. Steam consumption. d. In joules, watt-hours, or multiples, the total of: i. Electricity sold; ii. Heating sold; iii. Cooling sold; iv. Steam sold. e. The total energy consumption within the organization in joules or multiples. f. The standards, methodologies, assumptions, or calculation tools used. g. The source of the conversion factors used.	Only the consumption of fuel intended for power generation plants in Colombia, Panama, and Guatemala is accounted for and reported. It is important to note that fuel consumption for vehicles is not reported. In the case of El Salvador, only diesel consumption for vehicles and emergency plants is accounted for. For Guatemala, El Salvador, and Panama, all types of diesel and gasoline are assumed to be regular diesel and gasoline. In Guatemala, the density and calorific value of gasoline from the IPCC are used to convert gasoline into energy units. **Grid Energy:** Only data corresponding to owned and leased facilities that generate invoices and billing accounts, respectively, are considered. In Colombia, the consumption of facilities located within third-party establishments is not considered, as these are responsible for paying utility bills. In El Salvador, the consumption of ATMs outside agencies or buildings is not considered, as these are small spaces where consumption is already included in the rental payment. **Purchased Renewable Energy:** Regarding purchased renewable energy, in Colombia and Panama, the equivalent of 100% of grid energy consumption is purchased. In El Salvador, no renewable energy is purchased, and in Guatemala, renewable energy certificates are purchased only for the energy consumed in the central building, which corresponds to 23.6%. The indicator result is calculated using the following formula: **Total energy consumption within the organization (MJ)** = non-renewable fuel consumed + purchased renewable energy consumption + self-generated renewable energy consumption + grid energy consumption. Chapter III. Achieving the well-being of all Eco-efficiency_Energy Management.

Growing While Maintaining Our Financial Strength	**302.3** Energy Intensity	The reporting organization must provide the following information: a. The energy intensity ratio of the organization. b. The specific parameters (denominator) selected to calculate the ratio. c. The types of energy included in the intensity ratio (fuel, electricity, heating, cooling, steam, or all). d. Whether the ratio covers energy consumption within the organization, outside the organization, or both.	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. The indicator result is calculated using the following formula: **Energy intensity (MJ/employee)** = Energy consumption within the organization in MJ / (number of direct employees of the reporting companies + number of employees of suppliers working in Bancolombia S.A. facilities) as of December 31, 2024. • The numerator information corresponds to item e of GRI indicator 302-1 (Energy Consumption within the Organization). • The denominator information corresponds to GRI indicator 403.9 (Workplace Injury Incidents).		Objective No. 7	Environmental Principles	Yes
Growing While Maintaining Our Financial Strength	**302.4** Reduction of energy consumption	a. The magnitude of energy consumption reductions achieved as a direct result of conservation and efficiency initiatives, in joules or multiples. b. The types of energy included in the reduction (fuel, electricity, heating, refrigeration, steam, or all). c. The basis of calculation for energy consumption reductions, such as the base year or baseline, including justification for the selection. d. The standards, methodologies,			Objective No. 7	Environmental Principles	No

assumptions, and calculation tools used.					
Growing While Maintaining Our Financial Strength	**305-1.** Direct (Scope 1) GHG Emissions	a. The gross value of direct GHG emissions (Scope 1) in metric tons of CO_2 equivalent. b. Gases included in the calculation: CO2, CH4, N2O, HFC, PFC, SF6, NF3, or all. c. Biogenic CO_2 emissions in metric tons of CO_2 equivalent. d. Base year for the calculation, if applicable, including: i. The justification for the selection; ii. The emissions in the base year; iii. The context of any significant changes in emissions that have led to new calculations for the base year emissions. e. The source of the emission factors and global warming potential (GWP) rates used or a reference to the source of GWP. f. The consolidation approach for emissions: equity share, financial control, or operational control. g. The standards, methodologies,	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. The only emission source reported is fuel consumption, as mentioned in the indicator Energy Consumption within the Organization [GRI 302-1]. Only CO_2 is reported. Biogenic emissions are only reported for Colombia. For the calculation of emissions for all countries due to diesel consumption, the factor taken from UPME is used. The indicator result is calculated using the following formula: **Scope 1 emissions (tCO_2e)** = Type of fuel * Emission factor of the fuel. **Biogenic emissions (tCO_2e)** = (Fuel consumption * Percentage of biofuel i) * Emission factor of the biofuel. Chapter III. Achieving the well-being of all Eco-efficiency_Emissions.		Objective No. 13	Environmental Principles	Yes

assumptions, and calculation tools used.					
Growing While Maintaining Our Financial Strength	**305-2.** Indirect energy (Scope 2) GHG Emissions	a. The gross value of indirect GHG emissions associated with energy (Scope 2) based on location in metric tons of CO2 equivalent. b. If applicable, the gross value of indirect GHG emissions associated with energy (Scope 2) based on the market in metric tons of CO2 equivalent. c. If available, gases included in the calculation: CO2, CH4, N2O, HFC, PFC, SF6, NF3, or all. d. Base year for the calculation, if applicable, including: i. The justification for the selection; ii. The emissions in the base year; iii. iii. The context of any significant changes in emissions that have led to new calculations for the base year emissions. e. The source of the emission factors and global warming potential (GWP) rates used or a reference to the source of GWP. f. The consolidation approach for emissions: equity share, financial	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. The indicator result is calculated using the following formula: Scope 2 emissions (tCO_2e) location-based = (Consumption of purchased renewable electricity + Consumption of grid electricity) * Emission factor / 1000. Scope 2 emissions (tCO_2e) market-based = ((Consumption of purchased renewable electricity + Consumption of grid electricity) - Consumption of purchased renewable electricity) * Emission factor / 1000. The emission factor used in the GHG emissions equation for market-based and corresponding to the purchase of IREC certificates is equivalent to 0 tCO_2. Chapter III. Achieving the well-being of all Eco-efficiency_Emissions.		Objective No. 12	Environmental Principles	Yes

control, or operational control. g. The standards, methodologies, assumptions, and calculation tools used.					
Growing While Maintaining Our Financial Strength	**305-3**. Other indirect emissions (Scope 3) of GHG	The gross value of other indirect GHG emissions (Scope 3) in metric tons of CO2 equivalent. b. If available, the gases included in the calculation: CO2, CH4, N2O, HFC, PFC, SF6, NF3, or all. c. Biogenic CO_2 emissions in metric tons of CO_2 equivalent. d. The categories and activities related to other indirect GHG emissions (Scope 3) included in the calculation. e. Base year for the calculation, if applicable, including: i. The justification for the selection; ii. The emissions in the base year; iii. iii. The context of any significant changes in emissions that have led to new calculations for the base year emissions. f. The source of the emission factors and global warming potential (GWP) rates used or a reference to	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., Banistmo S.A., Nequi, Banca de Inversión Bancolombia S.A., and Banca de Inversión Bancolombia S.A. These last three companies are only considered for the calculation of the carbon footprint for the travel component in Colombia. The emission sources included in this indicator are: paper consumption and travel for all countries. For Colombia, reverse logistics is also included in addition to the aforementioned sources. The calculation of paper consumption is described in GRI indicator 301-1 (Materials Used by Weight or Volume). Only CO_2 is reported. Biogenic emissions are not reported. In general, for the calculation of the indicator, domestic land travel in any country is not considered. El Salvador and Guatemala do not include domestic flights in the calculation. The indicator result is calculated using the following formula: **Other indirect GHG emissions (tCO_2e)** = Tons CO2 eq (Paper) + Tons CO2 eq (Travel) + Tons CO2 eq (Reverse logistics).		Objective No. 12	Environmental Principles	Yes

the source of GWP. g. The standards, methodologies, assumptions, and calculation tools used.	**Emissions from the paper component (tCO_2e)** = Paper consumption in kg * Emission factor. **Emissions from the travel component (tCO_2e)** = In Panama, data is taken directly from calculations provided by the supplier. For Colombia, Guatemala, and El Salvador, the EPA methodology is used. **Emissions from the reverse logistics component (tCO_2e)** = No. of boxes * Kilometers traveled * Emission factor. Chapter III. Achieving the well-being of all Eco-efficiency_Emissions.				
Growing While Maintaining Our Financial Strength	**305-4**. Intensity of GHG emissions	a. The ratio of intensity of the organization's GHG emissions. b. The specific denominator selected to calculate the ratio. c. The types of GHG emissions included in the intensity ratio: direct (Scope 1), indirect associated with energy (Scope 2), and other indirect (Scope 3). d. Gases included in the calculation: CO2, CH4, N2O, HFC, PFC, SF6, NF3, or all.	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. The indicator result is calculated using the following formula: **Emissions intensity (tCO_2e/employee)** = GHG emissions intensity (Scope 1 and 2) = (Direct GHG emissions + Indirect GHG emissions) / Number of direct employees of the reporting companies and number of employees of suppliers working in Bancolombia S.A. facilities as of December 31 of the reporting period. **GHG emissions intensity Scope 3 (tCO_2e/employee)** = Other GHG emissions / Number of direct employees of the reporting companies and number of employees of suppliers working in Bancolombia S.A. facilities as of December 31 of the reporting period.		Objective No. 13	Environmental Principles	Yes

The numerator information corresponds to item a of the indicators: Direct GHG Emissions (Scope 1) [GRI 305-1], Energy Indirect GHG Emissions (Scope 2) [GRI 305-2], Other Indirect GHG Emissions (Scope 3) [GRI 305-3]. The denominator information corresponds to GRI indicator 403.9 (Workplace Injury Incidents). Chapter III. Achieving the well-being of all Eco-efficiency_Emissions.				
Growing While Maintaining Our Financial Strength	**305-5.** Reduction of GHG Emissions	a. The reduction of GHG emissions as a direct result of reduction initiatives in metric tons of CO2 equivalent. b. Gases included in the calculation: CO2, CH4, N2O, HFC, PFC, SF6, NF3, or all. c. The base year or baseline, including justification for the selection. d. The scopes in which reductions occurred: direct emissions (Scope 1), indirect emissions associated with energy (Scope 2), or other indirect emissions (Scope 3). e. The standards, methodologies, assumptions, and calculation tools used.	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. The indicator result is calculated using the following formula: **Reduction of GHG emissions (Scope 2) due to compensation strategies for the current year (tCO_2e)** = Amount of energy consumed that is compensated through IREC certificates * Emission factor of grid energy corresponding to the country. **Reduction of GHG emissions (Scope 2) due to implementation of renewable energy projects for the current year (tCO_2e)** = Electricity generated from renewable sources and consumed * Emission factor of grid energy corresponding to the country. **Total reduction of GHG emissions (Scope 2) for the current year (tCO_2e)** = Reduction of GHG emissions (Scope 2) due to compensation strategies + Reduction of GHG emissions (Scope 2) due to implementation of renewable energy projects. Chapter III. Achieving the well-being of all Eco-efficiency_Emissions.		Objective No. 13	Environmental Principles	Yes

Growing While Maintaining Our Financial Strength	**306-2.** Waste by Type and Disposal Method	. Actions, including circularity measures, taken to prevent waste generation in the organization's own activities and upstream and downstream in its value chain, and to manage the significant impacts of generated waste. b. If waste generated from the organization's own activities is managed by a third party, a description of the processes carried out to verify that this third party manages the waste in accordance with contractual or legal obligations. c. The processes used to collect and control waste data.	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. Chapter III. Achieving the well-being of all Eco-efficiency_Waste.		Objective No. 12	Environmental Principles	Yes
Growing While Maintaining Our Financial Strength	**306-3** Waste Generated	The reporting organization must provide the following information: a. Total weight of waste generated in metric tons and a breakdown of this total by waste composition. b. Contextual information necessary to understand	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. The result of the indicator is calculated using the following formulas: Waste generated (t) = Non-hazardous waste not destined for disposal (t) + Non-hazardous waste not destined for disposal (t) + Hazardous waste destined for disposal (t) + Non-hazardous waste destined for disposal (t) + Waste generated		Objective No. 12	Environmental Principles	Yes

the data and how it was collected.	stored in the companies' facilities and not disposed of with managers due to small quantities. Chapter III. Achieving the well-being of all Eco-efficiency_Waste.				
Growing While Maintaining Our Financial Strength	**306-4** Waste Not Destined for Disposal	The reporting organization must provide the following information: a. Total weight of waste not destined for disposal in metric tons and a breakdown of this total by waste composition. b. Total weight of hazardous waste not destined for disposal in metric tons, and a breakdown of this total by the following recovery operations: i. Preparation for reuse; ii. Recycling; iii. Other recovery operations. c. Total weight of non-hazardous waste not destined for disposal in metric tons and a breakdown of this total by the following recovery operations: i. Preparation for reuse; ii. Recycling; iii. Other recovery operations. d. For each recovery	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. **Hazardous waste (RESPEL) destined for disposal:** • Chemicals: such as lubricating oils, batteries, lamps, fluorescent bulbs, among others that cannot be recovered. • Waste Electrical and Electronic Equipment (WEEE): including parts of computers, printers, televisions, among others that cannot be recovered. **Non-hazardous waste not destined for disposal:** • Recoverable: Including paper, cardboard, plastic, packaging, and some types of scrap. • Organic: Including waste that can be composted. The result of the indicator is calculated using the following formulas: **Waste not destined for disposal (t)** = Hazardous waste not destined for disposal (t) + Non-hazardous waste not destined for disposal (t).		Objective No. 12	Environmental Principles	Yes

operation included in Contents 306-4-b and 306-4-c, a breakdown of the total weight in metric tons of hazardous and non-hazardous waste not destined for disposal: i. On-site; ii. Off-site. e. Contextual information necessary to understand the data and how it was collected.	• Recoverable: Including paper, cardboard, plastic, packaging, and some types of scrap. • Organic: Including waste that can be composted. The result of the indicator is calculated using the following formulas: **Waste not destined for disposal (t)** = Hazardous waste not destined for disposal (t) + Non-hazardous waste not destined for disposal (t). Chapter III. Achieving the well-being of all Eco-efficiency_Waste.				
Growing While Maintaining Our Financial Strength	**306-5** Waste Destined for Disposal	The reporting organization must provide the following information: a. Total weight of waste destined for disposal in metric tons and a breakdown of this total by waste composition. b. Total weight of hazardous waste destined for disposal in metric tons and a breakdown of this total by the following disposal operations: i. Incineration (with energy recovery); ii. Incineration (without energy recovery); iii. Transfer to a landfill;	The information reported in the 2024 Management Report regarding this indicator corresponds only to the companies Bancolombia S.A., Banco Agromercantil de Guatemala S.A., Banco Agrícola S.A., and Banistmo S.A. **Hazardous waste (RESPEL) destined for disposal:** • Chemicals: such as lubricating oils, batteries, lamps, fluorescent bulbs, among others that cannot be recovered. • Waste Electrical and Electronic Equipment (WEEE): including parts of computers, printers, televisions, among others that cannot be recovered. **Non-hazardous waste destined for disposal:**			Environmental Principles	Yes

iv. Other disposal operations. Total weight of non-hazardous waste destined for disposal in metric tons and a breakdown of this total by the following disposal operations: i. Incineration (with energy recovery); ii. Incineration (without energy recovery); iii. Transfer to a landfill; iv. Other disposal operations. c. Total weight of non-hazardous waste destined for disposal in metric tons and a breakdown of this total by the following disposal operations: i. Incineration (with energy recovery); ii. Incineration (without energy recovery); iii. Transfer to a landfill; iv. Other disposal operations. d. For each disposal operation included in Contents 306-5-b and 306-5-c, a breakdown of the total weight in metric tons of hazardous and non-hazardous waste destined for disposal: i. On-site; ii. Off-site.	Non-recoverable waste generated by employees of the reporting companies and employees of suppliers working in Bancolombia S.A. facilities, which is destined for disposal, is collected by local waste management companies and disposed of in a landfill. **Total non-hazardous waste (kg) destined for disposal** = (Number of employees and number of employees of suppliers working in Bancolombia S.A. facilities) * (waste generation factor according to DANE in kg/person/year). The number of employees and number of employees of suppliers working in Bancolombia S.A. facilities is described in GRI indicator 403.9 (Workplace Injury Incidents). The result of the indicator is calculated using the following formulas: **Waste destined for disposal (t)** = Hazardous waste destined for disposal (t) + Non-hazardous waste destined for disposal (t). Chapter III. Achieving the well-being of all Eco-efficiency_Waste.

e. Contextual information necessary to understand the data and how it was collected.					
Achieving the well-being of all	**201.2** Financial implications and other risks and opportunities due to climate change	a. Risks and opportunities related to climate change that have the potential to generate substantial changes in operations, income, or expenses. This must include: i. A description of the risk or opportunity and its classification as physical, regulatory, or other; ii. A description of the related impact of the risk or opportunity; iii. The financial implications of the risk or opportunity before taking action; iv. The methods used to manage the risk or opportunity; v. The costs of the measures taken to manage the risk or opportunity.	The information reported in the 2024 Management Report regarding this indicator corresponds only to the operations of Bancolombia S.A. and Leasing Bancolombia S.A. (hereinafter referred to as "companies within the scope"). For 2024, the companies within the scope only report physical risks in owned facilities, including their financial implications and methods for their management. The financial implications of physical risks associated with climate change in owned facilities are calculated based on the "Methodology for Estimating Physical Risks of Bancolombia." The scope of PwC's assurance is limited to analyzing the reasonableness of the process established by the company for determining the financial implications and does not include a quantitative evaluation of the same. The scope of PwC's assurance on actions taken to manage such physical risks is limited to analyzing the existence of such actions, reported in the annual report, and does not include a quantitative evaluation of the costs associated with their implementation. Chapter III. Achieving the well-being of all Website: 1. Climate change: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/estrategia-cambio-climatico 2. TCFD climate disclosure report in corporate circular herein.		Objective No. 10 and No. 7		Yes
Achieving the well-being of all	**FS7.** Monetary value of products and services designed to	Impact indicators of products and services. Aspect: Product portfolio.	The information reported in the 2024 Management Report regarding this indicator corresponds solely to the operations of Bancolombia S.A. The result of the indicator is calculated by the companies included in the scope using the following formula:				Yes

provide a specific social benefit for each line of business, broken down by purpose.		**Total Bancolombia A La Mano (BALM) Customers** = Sum of the total number of customers with a Bancolombia A La Mano (BALM) account at the end of the reporting year. **Total Bancolombia A La Mano (BALM) Account Balances** = Sum of the available balances of all Bancolombia A La Mano (BALM) accounts at the end of the reporting year. **Total Créditos A La Mano (CALM)** = Sum of the total number of Créditos A La Mano (CALM) granted by Bancolombia at the end of the reporting year. **Total Amount of Créditos A La Mano (CALM)** = Sum of the total amounts of Créditos A La Mano (CALM) granted by Bancolombia at the end of the reporting year. **Total Balance of Créditos A La Mano (CALM)** = Sum of the total balances of Créditos A La Mano (CALM) granted by Bancolombia at the end of the reporting year. **Total Family Remittances** = Sum of the total family remittances received by Bancolombia during the reporting year. Chapter III. Achieving the well-being of all Financial inclusion products.				
Achieving the well-being of all	**FS8.** Monetary value of products and services designed to	Impact indicators of products and services. Aspect: Product portfolio.	Chapter II. Maintaining Financial Strength_Sustainable Finance. Chapter III. Achieving the well-being of all - Purpose-driven Businesses		Objective No. 12		No

provide a specific environmental benefit for each line of business, broken down by purpose.						
Achieving the well-being of all	**FS14**. Initiatives to improve access to financial services for disadvantaged individuals	Impact indicators in society. Aspect: Community.	Chapter III. Achieving the well-being of all Financial inclusion products.		Objective No. 10		No
Ensuring Operational Excellence	3 Proprietary Indicators: 1. Mass Events, 2. Efficiency and Automation, 3. Channel Availability.	Does not apply.	Chapter V. Ensuring Operational Excellence				No
Achieving Customer Loyalty and Preference	**418-1** Substantiated claims regarding customer privacy violations and	a. The total number and rate of substantiated customer privacy-related claims received, classified by: i. Claims received from third parties and corroborated by the	V The information reported in the 2024 Management Report regarding this indicator corresponds to substantiated complaints related to customer privacy violations and customer data loss during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Arrendadora				Yes

customer data loss.	organization; ii. Claims from regulatory authorities. b. The total number of identified cases of customer data breaches, thefts, or losses. c. If the organization has not identified any substantiated claims, simply indicate this fact in a brief statement.	Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). The result of the indicator is calculated by the companies included in the scope using the following formula: **Total number of substantiated complaints regarding customer privacy violations** = Sum of the number of complaints received from third parties + sum of the number of complaints received from regulatory entities for each company included in the scope at the end of the reporting year. **Total number of identified cases of data breaches, theft, or loss of customer data** = Sum of the number of identified cases of data breaches, theft, or loss of customer data for each company included in the scope at the end of the reporting year. The information on this indicator is published at the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/883b5e35-85c1-4fef-94dd-85ecb89c61f9/GRI_418_1.pdf?MOD=AJPERES&CVID=pk5wAGy				
Building culture and talent to foster competitiveness	**401.1** Recruitment of new employees and employee turnover - Total number and new employees	a. The total number and rate of new employee hires during the reporting period, by age group, gender, and region. b. The total number and rate of employee turnover during the reporting period, by age group, gender, and region.	The information reported in the 2024 Management Report regarding this indicator corresponds only to information related to new employee hires and employee turnover associated with resignations, carried out during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: • Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). • Banistmo S.A. and its subsidiary companies located in Panama. • Bancolombia Puerto Rico International Inc.		Objective No. 5 and No. 8	Labor Standards Principles	YES

401.2 Benefits provided to full-time employees that are not provided to temporary or part-time employees.	a. Benefits that are standard for full-time employees of the organization, but not provided to temporary or part-time employees, categorized by significant operational locations. These include, at a minimum: i. Life insurance; ii. Healthcare; iii. Disability and invalidity coverage; iv. Parental leave; v. Retirement provisions; vi. Shareholding; vii. Others. b. The definition used for "significant operating locations."	The information reported in the 2024 Management Report regarding this indicator corresponds only to the benefits granted by the reporting companies to employees with indefinite-term contracts during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: • Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). • Banistmo S.A. and its subsidiary companies located in Panama. • Bancolombia Puerto Rico International Inc. • Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. • Banco Agrícola S.A. and its subsidiary companies located in El Salvador. The benefits reported by the reporting companies are: v by each company for the total number of employees of the reporting companies during the reporting year **Healthcare** = Sum of contributions made by the companies included in the scope related to health insurance (other than mandatory contributions) during the reporting year. **Number of employees and employee family members benefiting from healthcare** = Sum of employees of the companies included in the scope and their family members who accessed this benefit at the end of the reporting year. **Disability and invalidity coverage** = Sum of contributions made by the companies included in the scope related to recognition of disability or invalidity periods not covered by the mandatory health system, for each company for all employees of the reporting companies during the reporting year.		Objective No. 3	Labor Standards Principles	Yes

(Benefit only reported for Bancolombia S.A.) **Parental leave** = Total contributions made by the companies included in the scope in recognition of parental leave granted to employees during the reporting year. **Retirement provisions** = Total contributions made by the companies included in the scope in pension bonuses granted to employees of the reporting companies during the reporting year. (Benefit only reported for Bancolombia S.A., Bancolombia Puerto Rico, and Banistmo S.A.) **Other benefits** = Total investments made by the companies included in the scope for other reported and granted benefits during the reporting year. The information on this indicator is published at the following link: https://www.grupobancolombia.com/wcm/connect/470d6adf-7be7-4f6a-9dd1-0cf2b2936e5e/BC_indicadores-GRI401-2022-V01.pdf?MOD=AJPERES Chapter VI. Developing Culture and Talent for Competitiveness: Organizational Savings Programs Website: PowerPoint presentation.				
Building culture and talent to foster	**403-1** Occupational health and safety	a. A statement on whether an occupational health and safety management system has been implemented, indicating:	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on the management system regarding occupational health and safety systems in place during the reporting year for the operations (hereinafter referred to as "companies within the scope") of:		Objective No. 3, No. 8	Labor Standards	Yes

competitiveness	management system.	i. If the system has been implemented due to legal requirements and, if so, a list of such requirements; ii. Whether the system has been implemented based on recognized management system or risk management standards/guidelines, and if so, the list of such standards/guidelines. b. A description of the scope of workers, activities, and workplaces covered by the occupational health and safety management system and an explanation of whether any worker, activity, or workplace is not covered by the system and the reason for it.	Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. Chapter VI. Developing Culture and Talent for Competitiveness: Key indicators of Occupational Health and Safety.			Principles		
Building culture and talent to foster competitiveness	**403-2** Types of accidents and accident frequency rates, occupational diseases, lost days, absenteeism, and number of deaths due to occupational accidents or	a. A description of the processes used to identify work-related hazards and assess risks periodically or sporadically, as well as to apply the hierarchy of controls to eliminate hazards and minimize risks, indicating: i. how the organization ensures the quality of these processes, including the competencies of the individuals carrying them	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on the management system regarding occupational health and safety systems in place during the reporting year for the operations (hereinafter referred to as “companies within the scope”) of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc.		Objective No. 3, No. 8	Labor Standards Principles	Yes

occupational diseases.	out; ii. How the results of these processes are used to continuously evaluate and improve the occupational health and safety management system. b. A description of the processes followed by workers to report work-related hazards or dangerous situations, as well as an explanation of how workers are protected against potential retaliation. c. A description of the policies and processes that workers must follow if they wish to withdraw from work situations they believe may cause injuries, illnesses, or health issues, as well as an explanation of how such workers are protected against potential retaliation. d. A description of the processes used to investigate occupational incidents, including the processes of identifying hazards and assessing incident-related risks to determine corrective actions through the hierarchy of control, and to determine necessary improvements to the	Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. Chapter VI. Developing Culture and Talent for Competitiveness: Key indicators of Occupational Health and Safety.

Building culture and talent to foster competitiveness	**403-9**. Work-related Injury Incidents	The reporting organization must provide the following information: a. For all employees: i. The number and rate of fatalities resulting from work-related injury incidents; ii. The number and rate of high-consequence work-related injury incidents (excluding fatalities); iii. The number and rate of recordable work-related injury incidents; iv. The main types of work-related injury incidents; v. The number of hours worked. b. for all non-employee workers whose jobs or workplaces are controlled by the organization: i. The number and rate of fatalities resulting from work-related injury incidents; ii. The number and rate of high-consequence work-related injury incidents (excluding fatalities); iii. The number and rate of recordable work-related injury incidents; iv. The main types of work-related injury incidents;	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on work-related injury incidents during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. The result of the indicator is calculated by the companies included in the scope using the following formulas: **Total Fatalities** = Sum of the number of fatalities resulting from work-related injury incidents of employees or suppliers of the reporting companies by gender that occurred during the reporting year. **High-Consequence Incidents** = Sum of the number of high-consequence incidents (excluding fatalities) resulting from work-related injury incidents of employees or suppliers of the reporting companies by gender that occurred during the reporting year. **Total Recordable Incidents** = Sum of the number of recordable work-related injury incidents of employees or suppliers of the reporting companies by gender that occurred during the reporting year.		Objective No. 3, No. 8	Labor Standards Principles	Yes

v. The number of hours worked. c. The workplace hazards that present a risk of high-consequence injury, including: i. How these hazards have been determined; ii. which of these hazards have caused or contributed to high-consequence injuries during the reporting period; iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of control. d. Measures taken or planned to eliminate other occupational hazards and minimize risks through the control hierarchy. e. Whether the rates have been calculated per 200,000 or per 1,000,000 hours worked. f. If there are excluded workers in this content, including the types of workers and the reason for their exclusion. g. Any necessary contextual information to understand how the data has been collected, such as standards, methodologies,	**Hours worked by employees** = Scheduled working hours during the reporting year (HLP) – Absenteeism hours due to vacations during the reporting year (HAV) – Absenteeism hours during the reporting year (HA). **Hours worked by suppliers** = Scheduled working hours during the reporting year (HLP) – Absenteeism hours due to vacations during the reporting year (HAV) – (Average absenteeism hours * 8) (HA). **Fatality Rat**e = (Total fatalities of employees or suppliers that occurred during the reporting year and were related to work-related injury incidents * 200,000) / Number of hours worked by employees or suppliers during the reporting year. **High-Consequence Incident Rate** = (Total high-consequence incidents of employees or suppliers that occurred during the reporting year and were related to work-related injury incidents * 200,000) / Number of hours worked by employees or suppliers during the reporting year. **Recordable Incident Rate** = (Total recordable incidents of employees or suppliers that occurred during the reporting year and were related to work-related injury incidents * 200,000) / Number of hours worked by employees or suppliers during the reporting year. **Note:** Information on work-related injury incidents of suppliers is only presented for Bancolombia S.A. Chapter VI. Developing Culture and Talent for Competitiveness: Key indicators of Occupational Health and Safety.

or assumptions used. When collecting the information specified in Content 403-9, the reporting organization must: a. exclude fatalities from the calculation of the number and rate of high-consequence work-related injury incidents; b. include fatalities resulting from work-related injury incidents in the calculation of the number and rate of recordable work-related injury incidents; c. include work-related injury incidents resulting from incidents occurring during commuting only if transportation is managed by the organization; d. calculate rates based on 200,000 or 1,000,000 hours worked, using the following formulas: Fatality rate resulting from a work-related injury incident = Number of fatalities resulting from a work-related injury incident ________________ Number of hours worked

Developing Culture and Talent for	**403-10.** Occupational illnesses and diseases	a. For all employees: i. The number of deaths resulting from occupational illnesses or diseases; ii. The number of recordable occupational illnesses and diseases cases; iii. Main types of occupational diseases and illnesses. b. for all non-employee workers whose jobs or workplaces are controlled by the organization: i. The number of deaths resulting from occupational illnesses or diseases; ii. The number of recordable occupational illnesses and diseases cases; iii. Main types of occupational diseases and illnesses. c. Work-related hazards posing a risk of illness and disease, including: i. How these hazards have been determined; ii. Which of these hazards have caused or contributed to occupational illnesses and diseases during the reporting period; iii. Measures taken or	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on work-related injury incidents during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. The result of the indicator is calculated by the companies included in the scope using the following formulas: **Total Fatalities** = Sum of the number of fatalities resulting from occupational illnesses or diseases of employees or suppliers of the reporting companies by gender that occurred during the reporting year. **Total Recordable Cases** = Sum of the number of recordable cases of occupational illnesses and diseases of employees or suppliers of the reporting companies by gender that occurred during the reporting year. **Note:** Information on work-related injury incidents of suppliers is only presented for Bancolombia S.A.		Objective No. 3, No. 8	Labor Standards Principles	Yes

planned to eliminate these hazards and minimize risks through the hierarchy of control. d. Whether any workers have been excluded from this report, including worker types and the reason for exclusion. e. Any necessary contextual information to understand how the data has been collected, such as standards, methodologies, or assumptions used.	Chapter VI. Developing Culture and Talent for Competitiveness: Key indicators of Occupational Health and Safety.				
Developing Culture and Talent for	**404.1** Average hours of training per year per employee.	a. The average hours of training received by employees of the organization during the reporting period, broken down by: i. Gender; ii. Job category.	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on the average hours of training provided to employees of the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento S.A. Tuya). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. The result of the indicator is calculated by the companies included in the scope using the following formulas: **Average Training Hours by Gender** = (Total training hours provided to employees by gender of the companies included in the scope at the end of the reporting		Objective No. 4 and No. 8	Labor Standards Principles	Yes

year / Total active employees by gender of the companies included in the scope at the end of the reporting year) * % Weight by Country. **Average Training Hours by Job Category** = (Total training hours provided to employees by job category of the companies included in the scope at the end of the reporting year / Total active employees by job category of the companies included in the scope at the end of the reporting year) * % Weight by Country. **% Weight by Country** = (Total active employees of each company included in the scope at the end of the reporting year / Total active employees of the companies included in the scope at the end of the reporting year) * 100. **Note:** For the presentation of this indicator, it is understood that: a) the definition of gender is female and male; and b) the job category is subdivided into managerial and non-managerial positions, which correspond to internal categories of the companies. Chapter VI. Developing Culture and Talent for Competitiveness: Talent training				
Developing Culture and Talent for	**404.3** Percentage of employees receiving regular performance and professional developmen	a. Percentage of total employees by gender and job category who received periodic performance evaluations and career development assessments during the reporting period.	The information reported in the 2024 Management Report regarding this indicator refers to all employees who receive periodic performance evaluations from the companies that make up the Business Group and are located in Colombia, the United States, Costa Rica, Panama, El Salvador, Guatemala, and Puerto Rico (hereinafter referred to as "companies within the scope"). For this calculation, employees of the group located in countries other than those mentioned above are not considered, and within the operations included in Colombia, employees of the following companies are excluded: • Renting Colombia S.A.S.		Objective No. 8	Labor Standards Principles	Yes

Developing Culture and Talent for	**405-1** Diversity of governance bodies and employees	a. Percentage of individuals within the organization's governing bodies in each of the following diversity categories: i. Gender; ii. Age group: under 30, between 30 and 50, over 50; iii. Other diversity indicators, where applicable (such as minority or vulnerable groups). b. Percentage of employees by job category in each of the following diversity categories: i. Gender; ii. Age group: under 30, between 30 and 50, over 50; iii. Other diversity indicators, where applicable (such as minority or vulnerable groups).	he information reported in the 2024 Management Report regarding this indicator corresponds to the information on the diversity of governing bodies and employees during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento Tuya S.A.). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. The result of the indicator is calculated by the companies included in the scope using the following formulas: **% Governing Bodies by Gender** = (Total employees within the governing bodies of the organization of each company included in the scope by gender at the end of the reporting year / Total active employees within the governing bodies of the companies included in the scope at the end of the reporting year) * 100. **% Employees by Job Category by Gender** = (Total active employees of each company included in the scope by gender at the end of the reporting year / Total active employees of each company included in the scope at the end of the reporting year) * 100. **% Governing Bodies by Age Group** = (Total employees within the governing bodies of each company included in the scope by age group at the end of the reporting year / Total active employees within the governing bodies of the organization of each company included in the scope at the end of the reporting year) * 100.		Objective No. 8	Labor Standards Principles	Yes

% Employees by Job Category by Age Group = (Total active employees of each company included in the scope by age group at the end of the reporting year / Total active employees of the companies included in the scope at the end of the reporting year) * 100. **% Governing Bodies by Diversity Indicators** = (Total employees within the governing bodies of the organization of each company included in the scope by diversity indicators at the end of the reporting year / Total active employees within the governing bodies of the organization at the end of the reporting year) * 100. **% Employees by Job Category by Diversity Indicators** = (Total active employees of each company included in the scope by diversity indicators at the end of the reporting year / Total active employees of the companies included in the scope at the end of the reporting year) * 100. **Note:** For the presentation of this indicator, it is understood that: i) the definition of gender is female and male; ii) the age group is subdivided into under 30 years, between 30 and 50 years, and over 50 years; and iii) other diversity indicators are subdivided into disabilities and nationality. Chapter VI. Developing Culture and Talent for Competitiveness: Performance evaluation.					
Developing Culture and Talent for	**405.2** Ratio of basic salary to remuneration of women to men	The reporting organization must provide the following information: a. The ratio of basic salary and remuneration of women to men for each job category, by significant operating locations. b. The definition used for	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on the ratio between the basic salary and remuneration of women and men during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS,		Objective No. 10 and No. 5	Labor Standards Principles	Yes

"significant operating locations."	S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento Tuya S.A.). Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. . The result of the indicator is calculated by the companies included in the scope using the following formulas: **Number of Employees by Job Category, Valuation Level, and Gender** = Sum of the number of active employees of each company included in the scope by job category, valuation level, and gender at the end of the reporting year. **Weighted Salary by Employees by Job Category, Valuation Level, and Gender** = Total salary of active employees of each company included in the scope by job category, valuation level, and gender / Total number of active employees of each company included in the scope by job category, valuation level, and gender at the end of the reporting year. **Percentage of Employees by Job Category and Valuation Level** = (Total number of employees by job category and valuation level / Total number of employees by job category) * 100. **Salary Ratio by Job Category, Valuation Level, and Gender** = 1 - (Weighted salary of female employees by job category, valuation level, and gender / Weighted salary of male employees by job category, valuation level, and gender) * 100. **Gap by Job Category and Valuation Level** = Sum of (Percentage of employees by job category and valuation level * Salary ratio by job category, valuation level, and gender) * 100.

Note: For the presentation of this indicator, it is understood that: The definition of gender is female and male. The job category is subdivided into: Senior Management: valuation level N or higher. Middle Management: valuation levels K, L, M. Professional: valuation levels H, I, J. Operational: valuation levels 1 to 9. Employees classified as apprentices, interns, and in job categories above S and above Q (the latter except for Bancolombia S.A.) are not considered. If a valuation level has no representation of a gender, it is not possible to calculate the salary gap for that level. Chapter VI. Developing Culture and Talent for Competitiveness: Salary compensation by gender and age ranges.				
Developing Culture and Talent for	**406.1** Incidents of discrimination and corrective measures taken	a. Total number of discrimination cases during the reporting period. b. The status of the cases and actions taken regarding the following: i. Case reviewed by the organization; ii. Ongoing implementation of remediation plans; iii. remediation plans implemented whose results have been evaluated through routine	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on discrimination cases and corrective actions taken during the reporting year for the operations (hereinafter referred to as "companies within the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento Tuya S.A.). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador.			Principle 1	Yes

internal management review processes; iv. Case not subject to actions.	The result of the indicator is calculated by the companies included in the scope using the following formula: **Total Number of Discrimination Cases** = Sum of the number of discrimination cases in the three components (Ethics Line, Consolidated Manual, Colombia Committee) of each company included in the scope at the end of the reporting year. The information on this indicator is published at the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/958e664e-0139-42b1-85b7-377f08e493e7/Informe+DDHH+Grupo+Bancolombia+2022..pdf?MOD=AJPERES&CVID=oGkw1CW Human Rights "Promote, respect, and remedy" Website 1. Human rights https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/derechos-humanos 2. Human Rights Management Report 2024: Pages 14 to 18. Human Rights Report Bancolombia Group 2024.				
Developing Culture and Talent for	**407-1** Operations and suppliers whose right to freedom	a. Operations and suppliers where workers' rights to exercise freedom of association or collective bargaining may be	The information reported in the 2024 Management Report regarding this indicator refers only to Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Renting Colombia S.A.S., Finacomer S.A., Inversiones CNFS, S.A.S., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento Tuya S.A.).			Principle 1	Yes

of association and collective bargaining may be at risk	infringed or at significant risk on any of the following points: i. Type of operation (such as a manufacturing plant) and supplier; ii: Countries or geographic areas with operations and suppliers considered to be at risk. b. Measures taken by the organization during the reporting period to support the right to exercise freedom of association and collective bargaining.	The information on this indicator is published at the following link: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/958e664e-0139-42b1-85b7-377f08e493e7/Informe+DDHH+Grupo+Bancolombia+2022..pdf?MOD=AJPERES&CVID=oGkw1CW				
	408-1 Substantiated claims regarding customer privacy violations and customer data loss.	The reporting organization must provide the following information: a. Operations and suppliers considered to be at significant risk of cases of: i. child labor; ii. young workers exposed to hazardous work. b. Operations and suppliers considered to be at significant risk of cases of child labor regarding:	The information reported in the 2024 Management Report regarding this indicator corresponds to the information on operations and suppliers at significant risk of child labor cases during the reporting year for the operations (hereinafter referred to as "companies included in the scope") of: Bancolombia S.A. and its subsidiary companies located in Colombia (excluding the operations of Finacomer S.A., Arrendadora Financiera S.A., Transportempo S.A.S., and Compañía de Financiamiento Tuya S.A.). Banistmo S.A. and its subsidiary companies located in Panama. Bancolombia Puerto Rico International Inc. Banco Agromercantil de Guatemala S.A. and its subsidiary companies located in Guatemala. Banco Agrícola S.A. and its subsidiary companies located in El Salvador. The information on this indicator is published at the following link:			Principle 5	Yes

Table of Contents – Sustainable Bonds

Indicator	Relevant Information	Limited Assurance
Use of Funds from the 2019 Sustainable Bond Issuance
In accordance with the Sustainable Bond issuance framework, the use of funds from the issuance must be allocated to green and social projects in the categories of renewable energy, energy efficiency, cleaner production, sustainable construction, basic infrastructure, sustainable transportation, social infrastructure,
VIS (social interest housing), sustainable agriculture, aquaculture, and fisheries, as of December 31, 2024.

The percentage distribution between green and social projects is determined as follows:

Green projects = (Balance of projects in green categories as of July 31, 2024 / Total project balance as of July 31, 2024) * 100
Social projects = (Balance of projects in social categories as of July 31, 2024 / Total project balance as of July 31, 2024) * 100

Bancolombia reports on the allocation of resources in the Sustainable Bonds Report, published as part of Bancolombia's annual sustainability report.
Yes

Use of Funds from the 2021 Sustainable Bond Issuance
In accordance with the Sustainable Bond issuance framework, the use of funds from the issuance must be allocated to green and social projects in the categories of renewable energy, energy efficiency, circular economy (cleaner production), sustainable construction, basic infrastructure, transportation, social infrastructure, financing for entrepreneurs, women's empowerment, VIS (social interest housing), sustainable agriculture, aquaculture, and fisheries, as of December 31, 2024.

The percentage distribution between green and social projects is determined as follows:

Green projects = (Balance of projects in green categories as of December 31, 2024 / Total project balance as of December 31, 2024) * 100
Social projects = (Balance of projects in social categories as of December 31, 2024 / Total project balance as of December 31, 2024) * 100

Bancolombia reports on the allocation of resources in the Sustainable Bonds Report, published as part of Bancolombia's annual sustainability report.
Yes

Table of Contents – Sustainability-Linked Loan Indicators

Indicator	Relevant Information	Limited Assurance
Absolute CO2 Emissions (Scope 1 + Scope 2)
In accordance with the KPIs established in the loan agreements, Bancolombia S.A. must report the total direct and indirect greenhouse gas (GHG) emissions as of December 31, 2024. To do so, the company follows the requirements set out in GRI 305.

The indicator result is determined as follows:

Absolute CO2 Emissions = Total direct emissions generated during 2024 + Total indirect GHG emissions associated with energy generation during 2024.

The scope of this indicator covers Bancolombia Group, including information from all the geographical areas where the Group operates.
Yes

Percentage of Women in Leadership Positions
In accordance with the KPIs established in the loan agreements, Bancolombia S.A. must report the percentage of women in leadership positions as of December 31, 2024.

The indicator result is determined as follows:

Percentage of Women in Leadership Positions = Total number of women in senior management positions as of December 31, 2024 / Total number of active employees as of December 31, 2024.

The definition of "senior management" corresponds to positions at the senior manager level and above, according to the Bank's internal categories.

The scope of this indicator applies to the Bank's operations in Colombia.
Yes